Form 20-F
period 2008-03-31
Guildhall Minerals Ltd.
filed 2008-09-10
CIK 1408986

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report .................

Commission file number 000-52768

GUILDHALL MINERALS LTD.
(Exact Name of Registrant as specified in its charter
and translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

650 W. Georgia Street, Suite #2410, Vancouver, British Columbia, Canada V6B 4N7
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class None	Name of each exchange on which registered N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares, No Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares, as of March 31, 2008 ……………16,643,012

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting	Other ☒
Standards as issued by the
International Accounting Standards
Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☒ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☒ No ☐

i

ii

INTRODUCTION

        Guildhall Minerals Ltd. was incorporated under the British Columbia Company Act in British Columbia, Canada on September 30, 1968. We are exploration stage company engaged principally in the acquisition, exploration and when warranted, development, of mineral properties. Our common shares are listed on the NEX board of the TSX Venture Exchange in Canada under the symbol “GDMH.” As used in this annual report, the terms “we,” “us” and “our” mean Guildhall Minerals Ltd.

        We have not obtained or applied for trademarks registrations. Any trademarks and trade names appearing in this annual report are owned by their respective holders.

        Guildhall Minerals Ltd. is a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934. As a result, we are eligible to file this annual report pursuant to Section 13 of the Securities Exchange Act of 1934 Act on Form 20-F and to file interim reports on Form 6-K.

        Our financial statements appearing in this annual report are prepared in Canadian dollars and in accordance with generally accepted accounting principles in Canada, or Canadian GAAP, which vary in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP, as described in Note 9 to the financial statements. All references in this annual report to “dollars” or “$” are to Canadian dollars

        Statements made in this annual report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this annual report or to any registration statement or annual report that we previously filed, you may read the document itself for a complete description of its terms.

        Except for the historical information contained in this annual report, the statements contained in this annual report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3.D. “Key Information- Risk Factors.”

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2.	Offer Statistics and Timetable

        Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

        The following selected financial data for and as of the five years ended March 31, 2008, are derived from our audited financial statements which have been prepared in accordance with Canadian GAAP. The selected financial data as of March 31, 2008 and 2007 and for the years ended March 31, 2008, 2007 and 2006 have been derived from our audited financial statements and notes thereto included elsewhere in this annual report. The selected financial data as of March 31, 2006, 2005 and 2004 and for the years ended March 31, 2005 and 2004 have been derived from audited financial statements not included in this annual report. The selected financial data set forth below should be read in conjunction with and are qualified by reference to Item 5 “Operating and Financial Review and Prospects” and our financial statements and notes thereto included elsewhere in this annual report.

Selected Financial Information

		Year Ended March 31,
		2008	2007	2006	2005	2004
		(Canadian dollars in thousands except per share amounts)

Canadian GAAP:
Revenue from operations		-	-	-	-	-
Gross profit (loss)		-	-	-	-	-
Expenses (general, administration, interest, amortization).		$170	$268	$123	$84	$116
Net income (loss) for continuing operations		(151)	(216)	(112)	(84)	(116)
Income (loss) from discontinued operations		-	-	-	-	-
Net income (loss) for the year after discontinued operations		(151)	(216)	(112)	(84)	(116)

Cash		664	176	80	25	-
Current assets		-	-	2	-	-
Total assets		698	209	142	25	-
Current liabilities		77	128	739	486	402
Long term liabilities		-	-	-	-	-
Working capital (deficiency)		587	48	(657)	(461)	(402)
Shareholders' equity (deficiency)		621	80	(597)	(461)	(402)
Total capital expenditures (including mineral properties)		-	3	8	-	-
Expenditures on mineral properties		-	12	52	-	-
Financing raised		624	183	176	25	-

Market capitalization	11,650	*3,527	*	*	*	*
Shares outstanding	16,643	3,662	3,662	4,162	4,162	3,590
Warrants and options	-	4,489	115	457	637	555
Net loss per share	$(0.01)	$(0.03)	$(0.02)	$(0.03)	$(0.13)	$(0.04)

* Market capitalization figures are not available for the earlier years indicated. Our common shares were suspended from trading for the period between October 1, 2003 and November 17, 2006. During the period that trading was suspended, we consolidated our common shares on a 1:5 basis and the trading which resumed on November 17, 2006 was of consolidated shares.

Selected Financial Information

	Year Ended March 31,
	2008	2007	2006	2005	2004
	(Canadian dollars in thousands except per share amounts)

U.S. GAAP:
Revenue from operations	-	-	-	-	-
Gross profit (loss)	-	-	-	-	-
Expenses (general and administration, interest and
amortization)	$170	-	$171	$84	$116
Net income (loss) from continuing operations	151,083	-	(171)	(84)	(116)
Net income (loss) from discontinued operations	-	-	-	-	-
Net income (loss)	151,083	-	(171)	(84)	(116)
Total comprehensive loss	151,083	-	(171)	(84)	(116)

Cash	664	$176	80	25	-
Current assets	-	-	2	-	-
Total assets	698	209	82	25	-
Current liabilities	77	128	739	486	402
Long term liabilities	77	-	-	-	-
Working capital (deficiency)	587	47	(687)	(461)	(402)
Shareholders' equity (deficiency)	621	80	(657)	(461)	(402)
Total capital expenditures (including mineral
properties)	-	3	8	-	-
Expenditures on mineral properties	-	12	52	-	-
Financing raised	624	183	176	-	-

Market capitalization	11,650	3,527	*	*	*
Shares outstanding	11,643	12,163	3,662	3,662	4,162
Warrants and options	-	4,489	115	115	457
Basic and diluted net loss per share	(0.01)	(0.04)	(0.04)	(0.02)	(0.03)

*Market capitalization figures are not available for the earlier years indicated. Our common shares were suspended from trading for the period between October 1, 2003 and November 17, 2006. During the period that trading was suspended, we consolidated our common shares on a 1:5 basis and the trading which resumed on November 17, 2006 was of consolidated shares.

Exchange Rate Information

        The following tables set forth, for each of the periods and dates indicated, the exchange rate of the United States dollar into Canadian dollars at the end of such year, the average exchange rate during each such year and the range of high and low rates for each such year, as supplied by the Bank of Canada.

	Year Ended December 31
Exchange Rate	2007	2006	2005	2004	2003

Rate at the End of the Period	1.0120	1.1654	1.1630	1.2020	1.2965
Average Rate	1.0748	1.342	1.2114	1.3000	1.4015
High Rate	1.1878	1.1794	1.2585	1.3957	1.5777
Low Rate	0.9066	1.0948	1.1630	1.1759	1.2839

	Feb. 2008	March 2008	April 2008	May 2008	June 2008	July 2008

Closing	0.9844	1.0265	1.0072	0.9939	1.0197	1.0240
Average	0.9991	1.0020	1.0139	0.9994	1.0167	1.0127
High	1.0199	1.0295	1.0328	1.0245	1.0320	1.0274
Low	0.9711	0.9765	0.9998	0.9924	0.9995	0.9975

        The exchange rate of the Canadian dollar against the U.S. dollar on August 22, 2008 was US$1.0458 = CAD$1.00.

B.	Capitalization and Indebtedness

        Not applicable.

C.	Reasons for the Offer and Use of Proceeds

        Not applicable.

D.	Risk Factors

        Investing in our common shares involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below before investing in our common shares. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be harmed. In that case, the value of our common shares could decline, and you could lose all or part of your investment.

The mining industry is a highly diverse and competitive international business. Competition could adversely affect our ability to acquire suitable producing properties or prospects for exploration in the future.

        The mining industry is a highly diverse and competitive international business, and we compete with many companies possessing financial resources and technical facilities many times greater than that ours. Mining by its nature, is a competitive business with the search for fresh ground with good exploration potential and the raising of the requisite capital to move projects forward to production. The selection of geographic areas of interest are only limited by the degree of risk a company is willing to accept by the acquisition of properties in emerging or developed markets and/or prospecting in explored or virgin territory. Globally the mining industry is prone to cyclical variations in the price of the commodities produced by it, as dictated by supply and demand factors, speculative factors and industry-controlled marketing cartels. Competition could adversely affect our ability to acquire suitable producing properties or prospects for exploration in the future.

Exploration, development and production activities are subject to political, economic, operating hazards and other risks.

        Exploration, development and production activities are potentially subject to political, economic, operating hazards and other risks, including:

—	cancellation or renegotiation of contracts;

—	changes in local and foreign laws and regulations;

—	changes in tax laws;

—	delays or refusal in granting prospecting permissions, mining authorizations and work permits for foreign management staff;

—	environmental controls and permitting;

—	expropriation or nationalization of property or assets;

—	foreign exchange controls;

—	government mandated social expenditures;

—	import and export regulation, including restrictions on the sale of their production in foreign currencies;

—	industrial relations and the associated stability thereof;

—	inflation of cost that is not compensated for by a currency devaluation;

—	requirement that a foreign subsidiary or operating unit have a domestic joint venture partner, possibly which the foreign company must subsidize;

—	restrictions on the ability of local operating companies to sell their production for foreign currencies, and on the ability of such companies to hold these foreign currencies in offshore and/or local bank accounts;

—	restrictions on the ability of a foreign company to have management control of exploration and/or development and/or mining operations;

—	restrictions on the remittance of dividend and interest payments offshore;

—	retroactive tax or royalty claims;

—	risks of loss due to civil strife, acts of war, guerrilla activities, insurrection and terrorism;

—	Environmental hazards, industrial accidents, unusual or unexpected geological formations and losses due to theft, fires, power outages, labor disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labor are other risks involved in the conduct of exploration programs;

—	royalties and tax increases or claims by governmental entities;

—	unreliable local infrastructure and services such as power, communications and transport links; and

—	other risks arising out of foreign sovereignty over the areas in which operations are conducted.

        Such risks could potentially arise in any country in which we may operate. Consequently, our exploration, development and production activities may be substantially affected by factors beyond our control, any of which could materially adversely affect our financial position or results of operations. Furthermore, in the event of a dispute arising from such activities, we may be subject to exclusive jurisdiction of courts outside North America or may not be successful in subjecting persons to the jurisdiction of the courts in North America, which could adversely affect the outcome of a dispute.

We have a history of operating losses and may not achieve or sustain profitability in the future.

        Since our incorporation we have recorded operating losses in each fiscal year. As of March 31, 2008, we had an accumulated deficit of $9,895,552. Write-downs on capital assets and mineral properties are typical for the mineral exploration industry. Our policy is to review the carrying value of assets relative to current market conditions on an annual basis. There is no assurance that we will ever realize any revenues or operating profits.

We are an exploration stage company.

        We have no production revenue. Moreover, we currently have no commercially viable properties. At this stage, we are deemed an exploration stage company. Mineral exploration involves significant risk and few properties that are explored are ultimately developed into producing mines. Any funds spent on exploration of property interests may be lost.

The fluctuating world prices for minerals could have a significant adverse effect on our future activities and the potential profitabilityof any of our mineral production activities.

        As our activities primarily relate to the exploration, development and production of minerals, the fluctuating world prices for such minerals could have a significant effect on our future activities and the potential profitability of any of our minerals production activities. When activities are undertaken or production operations are commenced, the world price of the minerals involved may not continue at a sufficiently high price to justify the ongoing activities or the continuation of the production.

The profitability of any of our production, exploration and development activities could be adversely affected by adverse changes in currencyexchange rates.

        Most costs incurred by us in our exploration, development and production activities in southern Africa or other foreign locations have to be paid in local currencies. However, mineral prices are generally quoted in U.S. dollars. The profitability of any of our production operations and the potential profitability of our exploration and development activities could therefore be adversely affected by changes in currency exchange rates.

If we are unable to procure funding on favorable terms, we would not be able to develop and expand our business, which could negativelyaffect our business prospects.

        Significant funding will be required in order to expand our business. If we do not obtain enough funding to support our future development, our business will suffer. Even if we are successful in obtaining funding through the capital markets or otherwise, such funding may not be on terms favorable to us. The primary method by which we intend to seek additional financing is through the private placement of our securities.

        In May 2008, we entered into two letters of intent to acquire two private companies with oil and gas interests in Alberta, Canada and Mozambique. A condition to the consummation of these transactions is that we complete an equity financing of $30 million. We may not be able so secure such financing and as a result, we may not be able to complete the proposed acquisitions.

The loss of personnel could affect our ability to design and market our products.

        Our success depends on the continued contributions of our directors and executive officers and on our ability to attract new personnel whenever we seek to implement our business strategy. We may not be able to locate and hire the skilled personnel that we may require.

We have never paid cash dividends and have no intention to pay dividends in the foreseeable future.

        We have never paid cash dividends on our shares and do not anticipate paying any cash dividends in the foreseeable future.

The volume of trading of our shares has been limited and volatile in the past and is likely to continue to be so in the future

        The volume of trading of our common shares on the NEX board of the TSX Venture Exchange in Canada has been limited and volatile in the past and is likely to continue to be so in the future, reducing the liquidity of an investment in our shares and making it difficult for investors to readily sell their shares in the open market. Without a liquid market for our shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices.

Our share price has been highly volatile and may continue to be volatile and decline.

        The trading price of our shares has fluctuated in the past and may continue to do so in the future as a result of a number of factors. In addition, market prices for mining company securities, by their nature, are volatile and have experienced wide fluctuations. Factors such as rapidly changing commodity prices, political unrest globally and in countries where we operate, speculative interest in mining stocks are but a few factors affecting the volatility of the share price. Substantially all of our past financings have been conducted through the sale of our common shares and we intend to seek financing in the future through a private placement of our common shares. Market price fluctuations would have a significant impact on our ability to complete equity financings in the future.

It may be difficult to enforce a U.S. judgment against us or our officers and directors, to assert U.S. securities laws claims in Canada orserve process on substantially all of our officers and directors.

        We are incorporated under the laws of the Province of British Columbia, Canada. Consequently, it will be difficult for U.S. investors to effect service of process in the United States upon our directors or officers, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the U.S. Securities Exchange Act of 1934, as amended. All of our directors and officers are residents of Canada and our assets may be located outside of the United States. A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or our company predicated solely upon such civil liabilities.

Item 4.	Information on the Company

A.	History and Development of the Company

        We were incorporated on September 30, 1968 pursuant to the British Columbia Company Act under the name Tanzilla Explorations Ltd. (N.P.L.). We changed our name to Regis Development Corporation on June 28, 1974, to Manus Industries Inc. on January 10, 1992, to Consolidated Manus Industries Inc. on November 10, 1992, to Westmount Resources Ltd. on February 8, 1996, to Mt. Tom Minerals Corp. on May 20, 1998, to Global Net Entertainment Corp. on October 21, 1999 and to our current name, Guildhall Minerals Ltd., on February 21, 2006. We are a limited liability company under the British Columbia Company Act and operate under that Act and associated legislation. Our principal executive offices are at 650 W. Georgia Street, Suite #2410, Vancouver, BC, Canada V6B 4N7 and our telephone number is 604-689-8336. Our common shares are listed for trading on the NEX board of the TSX Venture Exchange in Canada under the symbol “GDMH.” We are a “shell company,” as defined in Rule 12b-2 under the Securities Exchange Act of 1934.

B.	Business Overview

        We are exploration stage company engaged principally in the acquisition, exploration and when warranted, development, of mineral properties. From our incorporation in 1974 until the end of 2004, we engaged in various business activities and mineral exploration activities, all of which were abandoned and terminated as being not successful or offering a potential for profit. Since the beginning of 2005, we have negotiated and signed option agreements for two British Columbia, Canada mineral properties, one of which we have since terminated and we have not initiated any activities to date relating to the property under the other option agreement, as further described below. We are not presently engaged in any business, however, we recently entered into two letters of intent for the acquisition of two mineral property companies, both of which are subject to closing conditions, including shareholder approval, as further described below.

Options to Acquire Interests

Stellar Property

        On March 8, 2005, we entered into an option agreement pursuant to which we had the right to acquire a 100% ownership in a block of mineral claims in British Columbia until September 1, 2010. We paid an initial $17,500 and subsequently conducted a limited exploration program. However, the results of the exploration did not justify further work on the property. Therefore, on July 16, 2007, we provided a 30-day prior notice of termination of the option agreement and return of title to the claims to the owner, in accordance with the terms of the option agreement.

Bridge Property

        On February 20, 2007, we entered into an option agreement with the Nicoya Explorations Ltd., or Nicoya, pursuant to which we have the right to acquire a 100% ownership interest in the “Bridge” mineral claim if exploration commences before February 15, 2008. The Bridge property is located near the village of Gold Bridge, approximately 150 kilometers (95 miles) northwest of Vancouver, British Columbia, Canada. The Bridge property consists of a single mineral claim covering 450 hectares (approximately 1,111.5 acres) and is located in an area which has a history of gold mineralization and some gold production. Under the option agreement we agreed to the following terms:

—	To pay Nicoya $2,500 upon the execution of the agreement.

—	To issue to Nicoya 400,000 shares, in four equal instalment of 100,000 shares each, as follows: 100,000 shares upon the acceptance of the option agreement by the TSX Venture Exchange (which shares were issued in March 2007); 100,000 shares on or before February 15, 2008; 100,000 shares on or before February 15, 2009; and 100,000 shares on or before February 15, 2010.

—	To expend not less than an aggregate of $450,000 in connection with the exploration work relating to the claim: $50,000 on or before February 15, 2008; an aggregate of at least $150,000 on or before February 15, 2009; and an aggregate of at least $250,000 on or before February 10, 2010.

—	Upon the completion of the foregoing payments, share allotments and exploration work, we will be deemed to have exercised the option and will become the owner of the claim, subject to net smelter return royalties.

—	To issue to Nicoya 200,000 shares within 60 days after our receipt of a positive feasibility study.

—	If we exercise the option, Nicoya will be entitled to net smelter return royalties of 2.5%, for so long as the claim is operated as a mine or as a facility for which products are extracted, calculated in a manner set forth in the agreement. We have the right to purchase, for a period of 36 months following the date of commencement of production, up to 1.5% of the net smelter return royalties from the owner at a purchase price of $500,000 for each 0.5% of net smelter return royalties purchased.

—	Until we exercise our option, we are entitled to terminate the agreement upon 30 days prior notice.

        Under an extension agreement entered into on March 20, 2008 between us and Nicoya, Nicoya agreed to extend all of the deadline dates included in the original option agreement by one year in consideration of $1,000 paid by us to Nicoya.

        To date, we have not initiated any activities with respect to the Bridge claim. See Item 4D “Information on the Company – Property, Plants and Equipment” for information regarding the properties we will acquire if we exercise our option under the Nicoya option agreement.

British American Natural Gas Corporation

        On May 1, 2008, we entered into a letter of intent with British American Natural Gas Corporation, or BANG, an oil and gas exploration company, incorporated in Nevada and headquartered in Houston, Texas. BANG’s assets include oil and gas concessions aggregating approximately 11,400,000 acres onshore and offshore Mozambique. Three concessions are now subject to farm-out agreements, pursuant to which another U.S. oil company will drill exploration wells on such concessions and will pay 100% of the exploration costs (estimated at $90 million) for a 60% interest in the concessions. BANG has informed us that the drilling of a well on the Inhaminga Concession commenced on July 4, 2008.

        Under the letter of intent, we have agreed to acquire BANG in a share purchase transaction, subject to and upon the following principal terms:

—	In consideration for all of the issued and outstanding BANG shares, we will issue to the BANG shareholders an aggregate 57,209,710 of our common shares, post a 2:3 share split.

—	Outstanding warrants to purchase BANG shares will be cancelled and in exchange we will issue to the holders warrants to purchase an aggregate 7,634,930 of our common shares, post a 2:3 share split, exercisable at $0.75 per share until December 31, 2010.

—	An outstanding option to purchase BANG shares will be cancelled and in exchange we will grant the option holder an option to acquire 4,500,000 of our common shares, post a 2:3 share split, exercisable at $0.75 per share until December 31, 2010. The option will be 50% vested upon the date of grant and the remainder will vest in two equal instalments of 25% each on each of January 1, 2009 and January 1, 2010.

—	We agreed to initiate an application to have our common shares listed on the Toronto Stock Exchange, or the TSE, and if we do not meet the listing requirements of the TSE, we agreed to initiate an application to transfer our common shares from the NEX board of the TSX Venture Exchange, or the TSX, to the TSX as a Tier 1 or Tier 2 Oil and Gas Issuer.

—	Upon and following the closing of the transaction, the principal shareholders of BANG will be entitled to appoint four directors to our board of directors.

—	Following the acquisition we will change our company name to British American Natural Gas Corporation.

—	We will use our best efforts to engage brokers to secure purchasers for a private placement of our common shares at a price of not less than $0.75 per share, for gross proceeds of at least $20 million and not more than $30 million, which financing must close prior to the BANG acquisition. The brokers will be entitled to 8% of the gross proceeds and warrants exercisable for a number of common shares equal to 10% of the common shares issued in the financing at $0.75 per share.

—	If the closing of the acquisition does not occur on or prior to June 16, 2008, we are required to secure and advance to BANG the funds required by BANG to meet certain interim funding requirements for the Mozambique concession up to $2,000,000. Should we be unable to make such advance, the proposed BANG acquisition transaction will be deemed terminated with no further liability to the parties. In July 2008, we advanced $400,000 to BANG as part of such obligation.

—	The terms of the transaction are subject to shareholder approval, including approval of the share split, which will be obtained at a general meeting of shareholders to be held on or before October 15, 2008. See Item 4D “Information on the Company – Property, Plants and Equipment” for information regarding the properties we will acquire if the BANG acquisition if consummated.

First West Petroleum Inc.

        On May 20, 2008, we entered into a non-binding letter of intent with First West Petroleum Inc., or First West, under which we have agreed to acquire First West in a share purchase transaction. First West is a private Alberta company which owns crude oil, natural gas and natural gas liquids and associated equipment. First West’s production is all located in the Province of Alberta, Canada.

        Under the letter of intent, we have agreed to offer the shareholders of First West to purchase 100% of the issued and outstanding shares of First West, subject to certain terms and conditions, including:

—	The consummation by us of an equity financing of at least $30 million.

—	We loan to First West, upon or immediately following the acquisition closing, $5 million for First West to carry on its business of managing its assets, which loan will be funded upon the closing of the $30 million equity financing described above.

—	We loan to First West, within ten days of the date of the letter of intent, $250,000. Such loan will be forgiven if the acquisition is not consummated.

—	First West securing, within 30 days of the date of the letter of intent, an additional $250,000 in loan financing;

—	The assumption and payment by us, concurrently with or immediately after the closing, of the debts of First West, which debts will not materially exceed $5.75 million, including any funds loaned to First West by us. The payments of debts will be funded by the closing of the $30 million equity financing described above.

—	We pay First West’s costs, including legal costs, of negotiating and carrying out the transactions contemplated in the letter of intent.

—	We agreed to initiate an application to have our common shares listed on the TSE and if we do not meet the listing requirements of the TSE, we agreed to initiate an application to transfer our common shares from the NEX board of the TSX to the TSX as a Tier 1 or Tier 2 Oil and Gas Issuer.

—	We obtain shareholder approval for the transaction, including for a 2:3 split of our common shares.

—	Concurrently with the closing of the acquisition, we appoint to our board of directors two persons designated by First West.

—	We issue to the holders of outstanding warrants to purchase shares of First West warrants to purchase an aggregate 3,894,053 of our common shares post a 2:3 share split. Of such warrants, warrants to purchase 1,192,866 of our common shares will be exercisable at $1.35 per share until September 19, 2008; warrants to purchase 651,187 of our common shares will be exercisable at $0.85 per share until September 19, 2008; and warrants to purchase 2,050,000 of our common shares will be exercisable at $0.75 per share until the date which is two years from the acquisition closing.

—	We issue to the holders of all of the issued and outstanding shares of First West, an aggregate 24,500,000 of our common shares, post a 2:3 share split.

—	We provide First West a loan of $100,000 by June 20, 2008. If the Closing does not occur, the loan funds will not be repayable for a period of six months from the date of the loan.

—	Immediately following the acquisition closing, we issue 1,500,000 of our common shares, post 2:3 share split, to a finder as a finder’s fee in connection with the transaction.

        The letter of intent does not constitute a binding agreement and is dependent upon the holders of 100% of the issued and outstanding shares of First West agreeing to transfer their shares to us on the terms and subject to the conditions described above. The two principal shareholders of First West are Pacific Shelf Investments Ltd. (which is owned by Chris Wright) and Sam Davaraj. See Item 4D “Information on the Company – Property, Plants and Equipment” for information regarding the properties we will acquire if the First West acquisition if consummated.

Private Placement

        In accordance with the letter of intent with First West and BANG and to fund our obligations under such letters of intent, we intend to consummate a private placement of our securities.

        On June 23, 2008, we entered into an engagement letter with Haywood Securities Inc., or Haywood, of Vancouver, Canada, pursuant to which Haywood agreed to act as our agent to offer in a private placement up to 40 million units at $0.75 per unit, for gross proceeds of up to $30 million. Each unit will consist of one Common Share, post 2:3 share split, and one-half of a warrant to purchase one Common Share, each whole warrant referred to as a Warrant. Each Warrant will be exercisable to purchase one Common Share for a period of 24 months from the closing of the private placement. The exercise price of the Warrants will be $1.00 per share for the first 12 months of the Warrant term, and $1.50 per share for the second 12 months of the Warrant term. The private placement will be for 26.7 million units with an over-allotment option of 13.3 million units (and 40 million units if fully subscribed). We agreed to pay Haywood as compensation for the units that it sells on our behalf: (i) 6.5% of the gross proceeds that we receive from the sale of units; and (ii) an option to purchase a number of our units equal to 8% of the number of units sold. The option will be exercisable for a period of one year at a price of $0.75 per unit. If Haywood exercises any part of the option, the half-warrants that it receives will have a term of 24 months commencing as of the closing of the private placement, exercisable at $1.00 per share for a period of 12 months from such date at $1.50 per share for the balance of their term.

C.	Organizational Structure

        We are not a member of any group of companies. We do not presently have any subsidiaries, however, if we identify in the future any company to acquire, we may form or acquire one or more subsidiaries for such acquisition.

D.	Property, Plants and Equipment

        Our activities are focused on the exploration of mineral property interests. As of the date of this annual report, we do not have any plants, equipment, mines or producing properties.

Bridge Property

        On February 20, 2007, we entered into an option agreement with Nicoya pursuant to which we have the right to acquire a 100% ownership interest in the “Bridge” mineral claim until February 15, 2008. See Item 4B “Information on the Company – Business Overview.” The Bridge property is located near the village of Gold Bridge, approximately 150 kilometers (95 miles) northwest of Vancouver, British Columbia, Canada. The Bridge property consists of a single mineral claim covering 450 hectares (approximately 1,111.5 acres) and is located in an area which has a history of gold mineralization and some gold production. The Gold Bridge area has temperatures that average – 2ºC in the winter and 20ºC in the summer months. The average annual precipitation is roughly 16 inches with most rain from the months of September to November and March to May.

        Exploration and development of the Bridge property may require certain governmental and environmental approvals. As of August 25, 2008, we have not attempted to seek any regulatory approval relating to exploration and/or development of the Bridge property.

British American Natural Gas Corporation

        On May 1, 2008, we entered into a letter of intent with BANG, an oil and gas exploration company, incorporated in Nevada and headquartered in Houston, Texas. The acquisition is subject to closing conditions, including shareholder approval. See Item 4B “Information on the Company – Business Overview.” BANG’s assets include oil and gas concessions aggregating approximately 11,400,000 acres onshore and offshore Mozambique. Three concessions are now subject to farm-out agreements, pursuant to which another U.S. oil company will drill exploration wells on such concessions and will pay 100% of the exploration costs (estimated at $90 million) for a 60% interest in the concessions. BANG has informed us that the drilling of a well on the Inhaminga Concession commenced on July 4, 2008.

        The Republic of Mozambique, is a country in southeastern Africa bordered by the Indian Ocean to the east, Tanzania to the north, Malawi and Zambia to the northwest, Zimbabwe to the west and Swaziland and South Africa to the southwest. Mozambique has a tropical climate with two seasons, a wet season from October to March and a dry season from April to September. Annual precipitation varies from 500 to 900 mm (20 to 35 inches) depending on the region with an average of 590 mm (23 inches). Cyclones are also common during the wet season. Average temperature ranges in Maputo are from 13 to 24 degrees Celsius (55 to 75 degrees Fahrenheit) in July to 22 to 31 degrees Celsius (72 to 88 degrees Fahrenheit) in February. Our exploration efforts may be adversely affected during the rainy seasons.

        The Republic of Mozambique may require certain governmental and environmental permits to conduct exploration and development activities. We intend to confirm that BANG has obtained all necessary permits required for exploration and development of its four concessions prior to the closing of the BANG acquisition.

        The Republic of Mozambique has limited access to international oil and gas markets. Significant capital may be required to develop sufficient infrastructure to market and transport oil and gas reserves within Mozambique.

First West Petroleum Inc.

        On May 20, 2008, we entered into a non-binding letter of intent with First West, under which we have agreed to acquire First West in a share purchase transaction. The acquisition is subject to closing conditions, including shareholder approval. See Item 4B “Information on the Company – Business Overview.” First West is a private Alberta company which owns crude oil, natural gas and natural gas liquids and associated equipment. First West’s production is all located in the Province of Alberta, Canada.

        Alberta is located in western Canada, bounded by the provinces of British Columbia to the west and Saskatchewan to the east, Northwest Territories to the north, and by the U.S. state of Montana to the south. Overall, Alberta has cold winters, with a temperature average ranging from -10 °C (14 °F) in the south to -24 °C (-12 °F) in the north. In the south along the foothills of the Rockies, the winter cold is sometimes interrupted by Chinook winds which can propel temperatures upward in a short time frame close to or infrequently above 20 °C (68 °F). These conditions most commonly occur in February or March. In the summer, the average daytime temperatures range from around 21 °C (70 °F) in the Rocky Mountains (valleys) and far north to near 30 °C (86 °F) in the dry prairie of the southeast.

        The Alberta Provincial Government and the Government of Canada may require certain governmental and environmental permits to conduct exploration and development activities. We intend to confirm that First West Petroleum has obtained all necessary permits required for exploration and development of its prospects.

        First West’s assets are located in area which has extensive oil and gas exploration and development activities. We believe that we will be able to develop, extract, transport and market any oil and gas reserve we exploits to local purchasers and resellers.

Item 4A.	Unresolved Staff Comments

        Not applicable.

Item 5.	Operating and Financial Review and Prospects

        The following discussion of our results of operations should be read together with our financial statements and the related notes, which appear elsewhere in this annual report. The following discussion may contain forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this annual report.

A.	Operating Results

Overview

        We are exploration stage company engaged principally in the acquisition, exploration and when warranted, development, of mineral properties. From our incorporation in 1974 until the end of 2004, we engaged in various business activities and mineral exploration activities, all of which were abandoned and terminated as being not successful or offering a potential for profit. Since the beginning of 2005, we have negotiated and signed option agreements for two British Columbia, Canada mineral properties, one of which we have since terminated and we have not initiated any activities to date relating to the property under the other option agreement. We are not presently engaged in any business, however, we recently entered into two letters of intent for the acquisition of each of BANG and First West. See Item 4B “Information on the Company – Business Overview.”

        Our financial statements appearing in this annual report are prepared in Canadian dollars and in accordance with Canadian GAAP which vary in certain respects from U.S. GAAP, as described in Note 9 to the financial statements.

Critical Accounting Policies

        Preparation of the financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of the fair value of stock-based transactions and the determination of the impairment of mineral properties. Where estimates have been used, financial results as determined by actual events could differ from these estimates.

Mineral Properties.

        We record our interests in mineral properties at the lower of cost or estimated recoverable value. Where specific exploration programs are planned and budgeted by management, the cost of mineral properties and related exploration expenditures are capitalized until the properties are placed into commercial production, sold, abandoned or determined by management to be impaired in value. These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned.

        The costs include the cash or other consideration and the assigned value of shares issued, if any, on the acquisition of mineral properties. Costs related to properties acquired under option agreements or joint ventures, whereby payments are made at our sole discretion, are recorded in the accounts at such time as the payments are made. For properties held jointly with other parties we only record our proportionate share of acquisition and exploration costs. The proceeds from options granted are deducted from the cost of the related property and any excess is deducted from other remaining capitalized property costs. We do not accrue estimated future costs of maintaining our mineral properties in good standing.

        Capitalized costs as reported on the balance sheet represent costs incurred to date and may not reflect actual, present, or future values. Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

        Management evaluates each mineral interest on a reporting period basis or as events and circumstances warrant, and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to which costs are capitalized or charged as impairment charges. Write-downs due to impairment in value are charged to operations.

        Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

        General exploration costs not related to specific properties and general administrative expenses are charged to operations in the year in which they are incurred.

        Under U.S. GAAP, pursuant to the Emerging Issues Task Force EITF 04-2, “Whether Mineral Rights Are Tangible or Intangible Assets,” we classified our mineral rights as tangible assets and accordingly acquisition costs are capitalized as mineral property costs. U.S. GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Mineral exploration costs are expensed as incurred until commercially mineable deposits are determined to exist within a particular property. Accordingly, we have expensed all mineral exploration costs for U.S. GAAP purposes. In addition, under Canadian GAAP, cash flows relating to resource property costs are reported as investing activities. For U.S. GAAP purposes, these costs are classified as operating activities.

Foreign Currency Translation

        Our financial statements are presented in Canadian dollars. Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenue and expenses are translated at average rates of exchange during the period. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the period.

Financial Instruments

        Our financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities. The fair value of our financial instruments is estimated by management to approximate their carrying values due to their immediate or short-term maturity. The fair value of amounts due to a related party is not determinable as there are no stated repayment terms. See Note 4(a) to the financial statements.

        The fair value of our rights to purchase net smelter royalties (see Note 3 to the financial statements) is not determinable at the current stage of our exploration program. No value has been assigned by management. We do not use any derivative or hedging instruments.

Stock-Based Compensation

        We granted stock options to directors and employees. We have adopted the accounting standards of the Canadian Institute of Chartered Accountants, or CICA, regarding stock-based compensation and other stock-based payments. The standard requires that all stock-based awards be measured and recognized using a fair value based method. Fair values are determined using the Black-Scholes option pricing model. Any consideration paid by employees on the exercise of the options is credited to share capital.

Income Taxes

        Future income taxes are recognized for the future income tax consequences attributable to differences between financial statement carrying values and their corresponding tax values (temporary differences). Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that, in the opinion of management, is more likely than not to be realized.

Asset Retirement Obligations

        We have adopted the CICA Handbook section 3110, Asset Retirement Obligations. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time. Management is of the opinion that we do not have any asset retirement obligations at this time.

        Mineral property related retirement obligations are capitalized as part of deferred exploration and development costs.

Impairment of Long-Lived Assets

        Long-lived assets are tested for recoverability when events or changes in circumstances indicate their varying value may not be recoverable. A long-lived asset is potentially not recoverable when its carrying value is greater than the sum of its undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss, if any, is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value.

Results of Operations

        Income. We did not have any business operations in the three fiscal years ended March 31, 2008 and had no revenues during such period. In the fiscal year ended March 31, 2008, we had interest income of $7,714 relating to interested earned on cash deposits held at a Canadian financial institution.

        Expenses. Our expenses are primarily general and administrative in nature and include management, consulting, accounting and legal fees. Our general and administrative expenses decreased to $169,910 in the fiscal year ended March 31, 2008, from $196,407 in the fiscal year ended March 31, 2007 and $123,286 in the fiscal year ended March 31, 2006. Expenses increased in fiscal years 2007 and 2008 as a result of increased legal and accounting expenses attributable to the registration of our shares of common stock with the U.S. Securities and Exchange Commission in August 2007.

        Write-down of mineral properties. In the fiscal year ended March 31, 2007, we determined that the carrying value of the Stellar property may not be recoverable and $71,314 relating to the property was written-off. In the fiscal year ended March 31, 2008, following our termination of the option agreement for the Stellar property in July 2007, we wrote-off the property to nil carrying value and recorded a write-down of $1. We did not write-down the carrying value of our mineral properties in the fiscal year ended March 31, 2006.

        Exploration Tax Credit. We recorded a British Columbia Mineral Tax credit of $11,114 in the year ended March 31, 2008 as a result of our determination to write-off the Stellar property in the fiscal year ended March 31, 2008. The tax was attributable to exploration previously carried out on the Stellar property that had been recorded as income. We did not record any tax credit in the fiscal years ended March 31, 2007 and 2006.

        Gain on debt settlement. In the fiscal years ended March 31, 2007 and 2006, we recorded a gain of $51,500 and $11,439, respectively, due to a debt settlement that resulted in the cancellation of outstanding debt for management fees owed to our President and Chief Executive Officer.

        Net Loss. As a result of the above, we incurred a net loss of $151,083, $216,222 and $111,847 in the years ended March 31, 2008, 2007 and 2006.

Recently Issued Accounting Standards

Canadian Pronouncements

        On January 8, 2008, the CICA issued CICA Handbook Section 3064, Goodwill and Intangible Assets. Section 3064 establishes standards for the recognition measurement and disclosure of goodwill and intangible assets. Section 3064 is effective for annual and interim financial statements to fiscal years beginning on or after October 1, 2008. We are currently assessing the impact Section 3064 may have on our future financial statements.

        On September 15, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. Section 1535 requires that a company disclose information that enables users of its financial statements to evaluate its objectives, policies and procedures for managing capital including disclosures of any externally imposed capital requirements and the consequences for non-compliance. The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its requirements. These new sections place increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how the entity manages those risks. Sections 1535, 3862 and 3863 are effective for interim and annual fiscal years beginning on or after October 31, 2007. We are currently assessing the impact Section 1535, 3862 and 3863 may have on our future financial statements.

        In June, 2007, the CICA accounting standards board amended CICA Handbook Section 1400 to include requirements for management to assess and disclose an entity’s ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. We do not expect the adoption of such amendment to have an impact on our future financial statements.

United States Pronouncements

        In February 2007, the Financial Accounting Standards Board, or FASB, issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact of SFAS No. 159 on our financial position and results of operations.

        In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51.” This statement requires that noncontrolling or minority interests in subsidiaries be presented in the consolidated statement of financial position within equity, but separate from the parents’ equity, and that the amount of the consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income. SFAS No. 160 is effective for the fiscal years beginning on or after December 15, 2008. Currently, we do not anticipate that this statement will have an impact on our financial statements.

        In December 2007, the FASB issued SFAS No. 141 (Revised) “Business Combinations.” SFAS 141 (Revised) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective for the fiscal year beginning after December 15, 2008. We are in the process of evaluating the impact, if any, SFAS 141 (Revised) will have on our financial statements upon adoption.

        On December 21, 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 110, or SAB 110. SAB 110 provides guidance to issuers on the method allowed in developing estimates of expected term of “plain vanilla” share options in accordance with FASB SFAS No. 123(R), “Share-Based Payment.” The Staff will continue to accept, under certain circumstances, the use of a simplified method beyond December 31, 2007, which amends question 6 of Section D.2 as included in SAB 107, “Valuation of Share-Based Payment Arrangements for Public Companies,” which stated that the simplified method could not be used beyond December 31, 2007. SAB 110 is effective January 1, 2008. We are in the process of evaluating the potential impact, if any, that the adoption of SAB 110 will have on our financial statements.

        In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” or SFAS 161. SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. SFAS 161 will be effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, will be adopted by us beginning in the first quarter of 2009. We do not expect there to be any significant impact of adopting SFAS 161 on our financial position, cash flows and results of operations.

        In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” or SFAS 162. SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities. SFAS 162 is effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board’s amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.” We do not expect there to be any significant impact of adopting SFAS 162 on our financial position, cash flows and results of operations.

        In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – An interpretation of FASB Statement No. 60,” or SFAS 163. SFAS 163 requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. It also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities, and requires expanded disclosures about financial guarantee insurance contracts. SFAS 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, except for some disclosures about the insurance enterprise’s risk-management activities. SFAS 163 requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period beginning after issuance. Except for those disclosures, earlier application is not permitted. SFAS 163 is not expected to have a material effect on our financial statements.

B.	Liquidity and Capital Resources

        We are an exploration stage company engaged principally in the acquisition, exploration and development of mineral claims and as of March 31, 2008, we had an accumulated deficit of $10,046,635. We have historically financed our operations from the sale of our securities and the exercise of outstanding warrants and options.

        We had $664,333 of cash and cash equivalents and $587,083 of working capital at March 31, 2008 compared to $176,211 of cash and cash equivalents and $47,935 of working capital as of March 31, 2007.

        Net cash used in operating activities was $135,908, $72,170 and $60,904 during the years ended March 31, 2008, 2007 and 2006, respectively. These amount were used for administrative expenses, including management fees, consulting fees, accounting fees and legal fees. Net cash used in operating activities increased significantly in fiscal year 2008 as a result of increased legal and accounting expenses attributable to the registration of our shares of common stock with the U.S. Securities and Exchange Commission in August 2007.

        Net cash used in investing activities was $nil, $14,211 and $59,604, during the years ended March 31, 2008, 2007 and 2006, respectively. Cash used in investing activities decreased in fiscal 2008 as we did not incur any exploration or development costs during such period.

        Net cash provided by financing activities was $624,030, $182,600 and $175,500 during the years ended March 31, 2008, 2007 and 2006, respectively. Cash provided by financing activities during the fiscal year ended March 31, 2008 reflects the exercise of warrants. Cash provided by financing activities during the years ended March 31, 2007 and 2006 was generated from sales of our securities.

        We will require substantial additional funds in order to achieve our long-term goals and make any significant acquisitions. In addition, we will require additional funds to undertake any significant exploration work or other business activities. We do not have the funds necessary to meet our obligations under the letters of intent we entered into with BANG and First West in May 2008 and to finance those acquisitions, we anticipate raising capital through a private placement of our securities. To that end, we have entered into an engagement letter with Haywood to act as our agent in the private placement. See Item 4B “Information on the Company – Business Overview.” However, the private placement may not be successful, and other financing may not be available to us, or if available, it may not be on acceptable terms. Any shortfall in funding could have a material adverse effect on our business and future success.

C.	Research and Development, Patents and Licenses

        We have not performed any research and development over the past three fiscal years. We do not have any specific research and development policies.

D.	Trend Information

        We are exploration stage company engaged principally in the acquisition, exploration and when warranted, development, of mineral properties. As a result, our business is dependent on the worldwide prices of minerals on which we are focused at a given time.

        In addition, because our operations may be located in foreign countries, primarily Africa, our foreign costs, as expressed in Canadian dollars, are influenced by fluctuations in the exchange rate of the Canadian dollar against the currencies of those countries. If the Canadian dollar cost of our foreign operations increases as a result of the depreciation of the Canadian dollar, our Canadian dollar-measured results of operations will be adversely affected.

E.	Off-balance Sheet Arrangements

        We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Purchase obligations (1)(2)	$2,050,000	$1,650,000	$400,000	$-	$-
Total	$2,050,000	$1,650,000	$400,000	$-	$-

(1)	Under the letter of intent that we entered into with BANG, we are required to provide certain interim funding to BANG to enable it to pay its share of the cost of work on the Mozambique concessions up to a maximum of $2,000,000. Should we be unable to make such advance, the proposed acquisition transaction will be deemed terminated with no further liability to the parties. In July 2008, we advanced $400,000 to BANG as part of such obligation.

(2)	Under the option agreement entered into with Nicoya relating to the Bridge mineral claim, as amended on March 20, 2008, we are required to expend not less than an aggregate of $450,000 in connection with the exploration work relating to the claim: $50,000 on or before February 15, 2009; an aggregate of at least $150,000 on or before February 15, 2010; and an aggregate of at least $250,000 on or before February 10, 2011.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

        Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position

Michael Laidlaw	72	President, Chief Executive Officer and Director

Terence Kwan	60	Chief Financial Officer and Director

Christopher R. Cooper	38	Director

Glen Macdonald	59	Director

        Michael M. Laidlaw has served as our President and Chief Executive Officer and as a director since September 1999 and is a member of our Audit Committee. Mr. Laidlaw was a member of the London Stock Exchange from 1964 to 2000. Mr. Laidlaw was a partner and managing director of old established brokerage houses, Giles & Overbury Limited and Vivan Gray & Co., in London, England, for most of his working life and in this capacity managed funds and raised several hundred million dollars. Since emigrating to North America he has sat on the board of directors of numerous North American companies. Mr. Laidlaw also serves a director of Mortlock Ventures Inc., which is listed on the OTC Bulletin Board. Mr. Laidlaw serves as our President and Chief Executive Officer on a part-time basis.

        Terence Kwan has served as our Chief Financial Officer and as a director since February 2007. Mr. Kwan has over 30 years of experience with both public and private companies working in the mineral exploration field, restaurant and entertainment, retail and securities industries in Canada. Mr. Kwan has been a licensed securities broker in British Columbia in excess of 15 years. Since 2005, Mr. Kwan has served as Vice-President and an investment advisor (and was formerly the Chief Financial Officer) of Global Securities Corp. Mr. Kwan holds a Bachelor of Commerce degree from the University of British Columbia and is a chartered public accountant in Canada. Mr. Kwan serves as our Chief Financial Officer on a part-time basis.

        Christopher R. Cooper has served as a director since June 2006 and is a member of our Audit Committee. Mr. Cooper has over ten years experience in oil and gas management and finance. Since April 2003, Mr. Chris Cooper has served as the President and Chief Executive Officer of Northern Sun Exploration Company Inc. and is a director of Benchmark Energy Corp. Mr. Cooper co-founded several junior and intermediate oil and gas companies, including Choice Resources Corp., Watch Resources Ltd. and Banks Energy Inc., and currently serves as member of board of directors of those companies. Mr. Cooper holds a Bachelor of Business Administration degree from Hofstra University and an MBA degree in Business from Dowling College.

        Glenn Macdonald has served as a director since July 2005 and is a member of our Audit Committee. Mr. Macdonald has experience in mid-sized mine operations (underground geologist) and management experience as exploration manager for major mining companies. Since 1983, Mr. Macdonald has worked as an independent geological consultant for both junior and major mining companies on four continents, and has assisted in management of projects, some with annual budgets exceeding $15 million. Mr. Macdonald currently also serves as a director of several public resource companies, including AVC Venture Corp, Cons Goldwin Ventures, Dynamic Resources Corp, Golden Cariboo Resources Ltd., Maxim Resources Ltd, Solitaire Minerals Corp, Teslin River Resources Corp, and Westminster Resources Ltd. Mr. Macdonald is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and the Association of Professional Engineers and Geoscientists of the Province of British Columbia. Mr. Macdonald holds a with BA (Economics) degree and BSc. (Geology) degree, both from the University of British Columbia, in Vancouver, Canada.

        There are no known family relationships between any of our officers and directors.

        To the best knowledge of our knowledge, there are no arrangements or understandings with any major shareholders, customers, suppliers or others, pursuant to which any of our officers and directors was selected as a director or member of senior management.

B.	Compensation

        The aggregate amount of compensation paid during the fiscal year ended March 31, 2008 to all of our directors and executive officers as a group (5 persons) for services in all capacities was approximately $94,816. Both of our executive officers work for us on a part-time basis. We did not set aside any amount during the fiscal year ended March 31, 2008 to provide pension, retirement or similar benefits for directors and officers of our company.

        In November 2007, we issued an aggregate of 320,000 of our common shares at a price of $0.21 per share to Michael Laidlaw, our President and Chief Executive Officer, Terence Kwan, our Chief Financial Officer, and Mr. Carl Johsson, our former Secretary and a former director, in connection with a settlement of debt that we owed to them in an aggregate amount of $67,200.

C.	Board Practices

        Our directors are elected by the shareholders at our annual general meeting of shareholders. The term of office of each director expires immediately before the annual general meeting of shareholders, and the directors are eligible for re-election at the meeting. The directors may appoint one or more additional directors, but the number of additional directors so appointed may not exceed one-third of the number of serving directors appointed by the shareholders.

        There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

        Our Audit Committee is comprised of Messrs. Michael Laidlaw, Christopher Cooper and Glen Macdonald. Our Audit Committee has adopted an Audit Committee Charter. Our board of directors has not established any other committees.

D.	Employees

        We have not had any employees during the past three fiscal years.

        Michael Laidlaw serves as our President and Chief Executive Officer on a part time basis under a management and administrative agreement we entered into with him on December 29, 2006.

        Mr. Terence Kwan serves as our Chief Financial Officer on a part time basis through a company owned by him.

E.	Share Ownership

        None of our directors and executive officers holds more than 1% of our outstanding shares, other than Mr. Glen Macdonald, a member of our board of directors, who holds 210,000 of our common shares, or 1.26% our issued and outstanding Commons Shares, based on 16,643,012 common shares issued and outstanding on August 26, 2008.

        None of our directors and executive officers hold options or other rights to purchase our common shares.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

        To the best of our knowledge, as of August 26, 2008 there are no shareholders which beneficially own 5% or more of our issued and outstanding common shares. Although we have an unlimited number of preferred shares available for issue, we have not issued any preferred shares to date. All of our shareholders have the same voting rights.

        Based on a review of information provided to us by our transfer agent, as of August 26, 2008, there were 41 holders of record of our common shares, including 16 holders of record residing in the United States holding 95,800 common shares, or 0.0058% of the aggregate 16,643,012 common shares outstanding as of such date.

        We are not aware of any arrangement, the operation of which may at some subsequent date result in a change of control our company.

B.	Related Party Transactions

        On December 29, 2006, we entered into a management and administrative agreement with Mr. Michael Laidlaw, who is a director of our company. Under the agreement, Mr. Laidlaw serves as our President and Chief Executive Officer on a part time basis for a monthly fee of $2,500.

        Mr. Carl Johsson, our former Secretary and a former director, provides legal services to us through the law firm of Tupper Jonsson & Yeadon, of which he is a partner. We paid Tupper Jonsson & Yeadon an aggregate of $26,244, $39,155 and $36,000 in each of the fiscal years ended March 31, 2008, 2007 and 2006, respectively. Mr. Carl Johsson resigned from office of Secretary and director on July 18, 2008.

        Mr. erence Kwan serves as our Chief Financial Officer through a company owned by him since February 2007 for a monthly retainer of $3,000

        Mr. Glen Macdonald, a director, provides geological professional services to us from to time. We paid Mr. Glen Macdonald an aggregate of $nil, $5,000 and $nil in each of the fiscal years ended March 31, 2008, 2007 and 2006, respectively.

        In November 2007, we issued an aggregate of 320,000 of our common shares at a price of $0.21 per share to Michael Laidlaw, our President and Chief Executive Officer, Terence Kwan, our Chief Financial Officer, and Mr. Carl Johsson, our former Secretary and a former director, in connection with a settlement of debt that we owed to them in an aggregate amount of $67,200.

        There were no loans outstanding as at March 31, 2008 to any of our directors and officers.

C.	Interests of Experts and Counsel

        Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

        See the financial statements included under Item 17 “Financial Statements.”

        We are not a party to any legal proceedings and we are not aware of any threatened proceedings, which in the aggregate would be material to the business of our company.

        We have never paid cash dividends to our shareholders and have no plans to pay or declare dividends on our common shares in the foreseeable future.

B.	Significant Changes

        In May 2008, we entered into two letters of intent for the acquisition of each of BANG and First West. The acquisitions are subject to closing conditions, including shareholder approval. See Item 4B “Information on the Company – Business Overview.”

        Other than the foregoing, since the date of the annual financial statements included in this annual report, no significant changes have occurred.

Item 9.	Listings

A.	Offer and Listing Details

        Our common shares were listed for trading on the TSX Venture Exchange in Canada under our prior corporate name, Global Net Entertainment Corp, for a certain period prior to October 1, 2003. On October 1, 2003, trading in our shares of common stock was suspended as a result of our failure to file annual and quarterly financial statements. On November 6, 2006, trading in our common shares was transferred to the NEX board of the TSX Venture Exchange in Canada and trading commenced on the NEX board on November 17, 2006 under the symbol “GDMH.” During the period that trading was suspended, we consolidated our common shares on a 1:5 basis and the trading which commenced on November 17, 2006 was of consolidated shares. The trading prices provided below for the period subsequent to November 17, 2006 relate to the consolidated common shares. On May 1, 2008, we initiated a suspension in the trading of our common shares pending the public announcement of the letters of intent relating to the BANG and First West acquisitions, which we entered into on such date. On July, 2008, our management determined that the trading in our shares of common stock will remain suspended until the closing of the BANG and First West acquisitions (see Item 4B “Information on the Company – Business Overview”).

        All of the following trading prices are expressed in Canadian dollars.

Annual Stock Information

        The following table sets forth, for each of the years indicated, the range of high ask and low prices of our common shares on the NEX board of the TSX Venture Exchange.

Fiscal year ended March 31,	High	Low

2008	$0.70	$0.25
2007	$0.35	$0.22
2006	-	-
2005	-	-
2004	*	*

* In 2003, our shares of common stock traded on the TSX Venture Exchange in Canada under the name Global Net Entertainment Corp. However, we have been unable to obtain historical trading data for the fiscal year ended March 31, 2008.

Quarterly Stock Information

        The following table sets forth, for the periods indicated, the high and low prices of our common shares on the NEX board of the TSX Venture Exchange:

	High	Low

2006
First Quarter	-	-
Second Quarter	-	-
Third Quarter	-	-
Fourth Quarter	$0.32	$0.10
2007
First Quarter	$0.32	$0.22
Second Quarter	$0.35	$0.28
Third Quarter	$0.33	$0.27
Fourth Quarter	$0.34	$0.26
2008
First Quarter	$0.495	$0.25
Second Quarter	$0.70	$0.42

Monthly Stock Information

        The following table sets forth, for each of the most recent six months, the range of high and low prices of our common shares on the NEX board of the TSX Venture Exchange. On May 1, 2008, we initiated a suspension in the trading of our common shares pending the public announcement of the letters of intent relating to the BANG and First West acquisitions, which we entered into on such date. On July, 2008, our management determined that the trading in our shares of common stock will remain suspended until the closing of the BANG and First West acquisitions (see Item 4B “Information on the Company – Business Overview”).

Month	High	Low

March 2008	$0.46	$0.42
April 2008	$0.70	$0.42
May 2008	$0.70	$0.66
June 2008	-	-
July 2008	-	-
August 2008	-	-

B	Plan of Distribution

        Not applicable.

C.	Markets

        Our common shares were listed for trading on the TSX Venture Exchange in Canada under our prior corporate name, Global Net Entertainment Corp, for a certain period prior to October 1, 2003. On October 1, 2003, trading in our shares of common stock was suspended as a result of our failure to file annual and quarterly financial statements. On November 6, 2006, trading in our common shares was transferred to the NEX board of the TSX Venture Exchange in Canada and trading commenced on the NEX board on November 17, 2006 under the symbol “GDMH.” During the period that trading was suspended, we consolidated our common shares on a 1:5 basis and the trading which commenced on November 17, 2006 was of consolidated shares. On May 1, 2008, we initiated a suspension in the trading of our common shares pending the public announcement of the letters of intent relating to the BANG and First West acquisitions, which we entered into on such date. On July, 2008, our management determined that the trading in our shares of common stock will remain suspended until the closing of the BANG and First West acquisitions (see Item 4B “Information on the Company – Business Overview”).

D.	Selling Shareholders

        Not applicable.

E.	Dilution

        Not applicable.

F.	Expense of the Issue

        Not applicable.

Item 10.	Additional Information

A.	Share Capital

        Not applicable.

B.	Memorandum and Articles of Association

Purposes and Objects of the Company

        We were incorporated in British Columbia, Canada, on September 30, 1968. We do not have any stated objects or purposes, as such are not required by the corporate laws of the Province of British Columbia. Rather, we are, by such corporate laws, entitled to carry on any activities whatsoever which are not specifically precluded by other statutory provisions of the Province of British Columbia.

The Powers of the Directors

        The powers and functioning of the directors are set forth in our Articles and among other things provide that:

—	subject to the obligation of a director to disclose his potential interest in a proposal, arrangement or contract being considered by us, a director may vote with respect to such matter in certain instances and in certain instances is not entitled to vote;

—	the directors may, in the absence of an independent quorum, vote compensation to themselves;

—	there are no limitations on the exercise by our directors of borrowing powers;

—	there are no provisions for the retirement or non-retirement of directors under an age limit;

—	there is no requirement for a director to hold any of our shares.

Rights Attached to Shares

        Our authorized capital consists of an unlimited number of common shares without par value. As at the close of business on August 22, 2008, there are 16,643,012 common shares issued and outstanding, all of which are validly issued and fully paid shares. Each share has attached to it one non-cumulative vote.

        As all of our authorized and issued shares are of one class and there are no special rights or restrictions of any nature or kind attached to any of the shares. Holders of shares of common stock are entitled to receive such dividends as may be declared from time to time by the board of directors, in its discretion, out of funds legally available for distribution.

        Upon liquidation, dissolution or winding up of our company, after satisfaction of liabilities and debts, our assets will be distributed to the holders of our shares of common stock, pro rata in proportion to their holdings in our company. There are no provisions in our articles to limit ownership percentages of any existing or prospective major shareholder.

Changing Rights Attached to Shares

        The alteration of the rights of holders of our issued shares must be approved by the majority vote of 66.666% of our issued shares attending and voting at the meeting, and in a separate meeting by a 66.666% majority of the shares that are the subject of the proposed alterations attending and voting at the meeting.

Annual and Extraordinary Meetings

        Annual general meetings are called and scheduled upon decision by our board of directors. The directors may convene an extraordinary general meeting of the shareholders. The holders of not less than 5% of our issued shares may requisition an extraordinary meeting of the shareholders. All meetings of the shareholders may be attended by registered shareholders or persons who hold powers of attorney or proxies given to them by registered shareholders.

Limitations on the Rights to Own Securities in Our Company

        There are no limitations on the rights to own securities, including by non-residents or foreign shareholders.

Provisions Restricting Change in Control of Our Company

        There are no provisions in our Articles that would have an effect of delaying, deferring or preventing a change in the control of our company, or that would operate with respect to any proposed merger, acquisition or corporate restructuring of our company.

Disclosure of Shareholders Ownership

        There are no provisions in our Articles requiring share ownership to be disclosed. However, the securities laws of the Province of British Columbia require disclosure of shareholdings by insiders who are generally directors, officers, employees or others holding more than 10% of the issued shares of a company and its affiliates.

Changes in Our Capital

        There are no provisions in our Articles governing changes in our capital which are more stringent than required by law.

C.	Material Contracts

        In May 2008, we entered into two letters of intent for the acquisition of each of BANG and First West. The acquisitions are subject to closing conditions, including shareholder approval. See Item 4B “Information on the Company – Business Overview.”

D.	Exchange Controls

        There are no governmental laws, decrees or regulations existing in Canada, our domicile of incorporation, which restrict the export or import of capital, or the remittance of dividends, interest or other payments to non-resident holders of our common shares. Nor does Canada have foreign exchange currency controls.

E.	Taxation

Canadian Federal Income Tax Consequences

        The following summary of the material Canadian federal income tax considerations generally applicable to shares will vary according to the status of that holder as an individual, trust, corporation, or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances. This summary is applicable only to holders who are residents of the United States, have never been a resident of Canada, deal at arm’s length with us, hold their common shares as capital property, and who will not use or hold the common shares in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

        This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder, referred to collectively as the Tax Act or ITA, and the Canada-United States Tax Convention as amended by the Protocols thereto, referred to as the Tax Convention, as of the date of this annual report and the current administrative practices of Revenue Canada, Customs, Excise and Taxation. This summary does not take into account Canadian provincial income tax consequences.

        This summary is not exhaustive of all possible income tax consequences. It is not intended as legal or tax advice to any particular holder of common stock and should not be so construed. Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

North American Free Trade Agreement (Canada).

        The Investment Act was amended with the North American Free Trade Agreement (NAFTA) to provide for special review thresholds for U.S. persons (including “American-controlled “entities” as defined in the Investment Act). Under the Investment Act, as amended, an investment in our common shares by a U.S. person would be reviewable only if it was an investment to acquire control of us and the value of our assets was equal to or greater than a specified amount, which increases in stages. Such amount is currently $150 million.

Disposition of Common Shares

        If a non-resident of Canada were to dispose of our common shares to a Canadian corporation which deals or is deemed to deal on a non-arm’s length basis with the non-resident and that, and immediately after the disposition is connected with us (i.e. holds shares representing more than 10% of the voting power and more than 10% of the market value of all of our shares issued and outstanding), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common shares sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

        Under the Tax Act, a gain from the sale of common shares by a non-resident will not be subject to Canadian tax, provided the shareholder (and/or persons who do not deal at arm’s length with the shareholder) has not held a “substantial interest” in us (25% or more of the shares of any class of our stock) at any time in the five years preceding the disposition. Generally, the Tax Convention will exempt from Canadian taxation any capital gain realized by a resident of the United States, provided that the value of the common shares is not derived principally from real property situated in Canada.

Dividend

        In the case of any dividends paid to non-residents, we withhold the Canadian tax and remit only the net amount to the shareholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owning at least 10% of our voting shares upon ratification of the Protocol amending the treaty. In the absence of the Tax Convention provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend. Stock dividends received by nonresidents from us are taxable by Canada as ordinary dividends and therefore the withholding tax rates will be applicable.

        Where a holder disposes of common shares to us (unless we acquired the common shares in the open market in the manner in which shares would normally be purchased by any member of the public), this will result in a deemed dividend to the U.S. holder equal to the amount by which the consideration we paid by exceeds the paid-up capital of such stock. The amount of such dividend will be subject to withholding tax as described above.

Capital Gains

        A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents “taxable Canadian property” to the holder thereof. Our common shares will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he/she did not deal at arm’s length owned 25% or more of our issued shares of any class or series. In the case of a nonresident holder to whom our shares represent taxable Canadian property and who is resident of the United States, no Canadian tax will be payable on a capital gain realized on such shares by reason of the Tax Convention unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the shares while resident in Canada. We believe that the value of our common shares is not derived from real property situated inside Canada.

United States Federal Income Taxation

        The following discussion summarizes the material U.S. federal income tax considerations applicable to the purchase, ownership and disposition of our common shares. Unless otherwise stated, this summary deals only with shareholders that are U.S. Holders (as defined below) who hold their common shares as capital assets.

        As used in this section, the term “U.S. Holder” means a beneficial owner of a common share who is:

—	an individual citizen or resident of the United States or an individual treated as a U.S. citizen or resident for U.S. federal income tax purposes;

—	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any State or the District of Columbia;

—	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

—	any trust if (A)(i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States persons have the authority to control all substantial decisions of the trust, or (B) such trust validly elects to be treated as a United States person.

        The term “Non-U.S. Holder” means a beneficial owner of a common share that is an individual, corporation, estate or trust and is not a U.S. Holder. The tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder. Certain aspects of U.S. federal income tax relevant to a Non-U.S. Holder are discussed below.

        This description is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S.-Canada Tax Treaty, each as in effect as of the date of this document. These sources may change, possibly with retroactive effect, and are open to differing interpretations. This description does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

—	insurance companies;

—	dealers in stocks, securities or currencies;

—	financial institutions and financial services entities;

—	real estate investment trusts;

—	regulated investment companies;

—	persons that receive common shares in connection with the performance of services;

—	tax-exempt organizations;

—	persons that hold common shares as part of a straddle or appreciated financial position or as part of a hedging, conversion or other integrated instrument;

—	persons who acquire their common shares through the exercise or cancellation of employee stock options or otherwise as consideration for their services;

—	individual retirement and other tax-deferred accounts;

—	expatriates of the United States and certain former long-term residents of the United States;

—	persons liable for the alternative minimum tax;

—	persons having a "functional currency" other than the U.S. dollar; and

—	direct, indirect or constructive owners of 10% or more, by voting power or value, of our company.

        If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns common shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns common shares and the partners in such partnership should consult their tax own advisors about the U.S. federal income tax consequences of holding and disposing of common shares.

        This discussion does not consider the possible application of U.S. federal gift or estate tax or alternative minimum tax.

        All investors are urged to consult their own tax advisors as to the particular tax consequences to them of an investment in our common shares, including the effect and applicability of United States federal, state, local and foreign income and other tax laws (including estate and gift tax laws) and tax treaties.

Distributions Paid on the Common Shares

        Subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will be required to include in his or her gross income as ordinary dividend income the amount of any distributions paid on the common shares, including the amount of any Canadian taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in its common shares and, to the extent they exceed that tax basis, will be treated as gain from a sale or exchange of those common shares. Our dividends will not qualify for the dividends-received deduction applicable in some cases to U.S. corporations.

        Dividends that we pay in Canadian dollars, including the amount of any Canadian taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who receives payment in Canadian dollars and converts them into U.S. dollars at an exchange rate other than the rate in effect on such day will have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of Canadian dollars.

        Subject to certain limitations, “qualified dividend income” received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2010 will be subject to tax at a reduced maximum tax rate of 15%. Distributions taxable as dividends paid on the common shares should qualify for the 15% rate provided that we are not a passive foreign investment company (as described below) for U.S. tax purposes and that either: (i) we are entitled to benefits under the income tax treaty between the United States and Canada, referred to as the U.S.-Canada Tax Treaty, or (ii) the common shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the U.S.-Canada Tax Treaty and that the common shares currently are readily tradable on an established securities market. However, no assurance can be given that the common shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the common shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of common shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

        Subject to the discussion below under “Information Reporting and Back-up Withholding,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received on common shares unless that income is effectively connected with the conduct by that Non-U.S. Holder of a trade or business in the United States, in which case a corporate Non-U.S. Holder may also be subject to the U.S. branch profits tax.

Foreign Tax Credit

        Any dividend income resulting from distributions we pay to a U.S. Holder with respect to the common shares generally will be treated as foreign source income for U.S. foreign tax credit limitation purposes. Subject to certain conditions and limitations, Canadian tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividend that we distribute generally will constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” The rules relating to the determination of foreign source income and the foreign tax credit are complex, and the availability of a foreign tax credit depends on numerous factors. Each investor who is a U.S. Holder should consult with its own tax advisor to determine whether its income with respect to the common shares would be foreign source income and whether and to what extent that investor would be entitled to a foreign tax credit.

Disposition of Common Shares

        Upon the sale or other disposition of common shares, subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and the holder’s adjusted tax basis in the common shares. U.S. Holders should consult their own advisors with respect to the tax consequences of the receipt of a currency other than U.S. dollars upon such sale or other disposition.

        Gain or loss upon the disposition of the common shares will be treated as long-term if, at the time of the sale or disposition, the common shares were held for more than one year. The deductibility of capital losses by a U.S. Holder is subject to limitations. In general, any gain or loss recognized by a U.S. Holder on the sale or other disposition of common shares will be U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors concerning the source of income for U.S. foreign tax credit purposes and the effect of the U.S.-Canada Tax Treaty on the source of income.

        Subject to the discussion below under “Information Reporting and Back-up Withholding,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of common shares unless:

—	that gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States, and, if a tax treaty applies, is attributable to a permanent establishment or fixed base of the Non-U.S. Holder in the United States; or

—	in the case of any gain realized by an individual Non-U.S. Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange, and other conditions are met.

Passive Foreign Investment Company Considerations

        Investors should note that our company may be a passive foreign investment company, or PFIC, as defined in Section 1297 of the Code. For U.S. federal income tax purposes, a foreign company is considered a PFIC for any taxable year in which either (i) 75% or more of its gross income is passive income, or (ii) at least 50% of the average value of all of its assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. Any portfolio companies held (directly or indirectly) by our company may also be classified as PFICs. Based on our current and projected income, assets and activities, we may be classified as a PFIC this year. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, we cannot be certain whether or not we will be considered a PFIC for the current taxable year or any future taxable year.

        If our company is classified as a PFIC, a U.S. Holder (other than a U.S. Holder who makes a timely QEF election, as discussed below) would be required to allocate to each day in its holding period with respect to the common shares a pro rata portion of any distributions received (or deemed to be received) on the common shares which are treated as “excess distributions,” as defined under the Code. Generally, an excess distribution is the ratable share of distributions received (or deemed to be received) by a U.S. Holder during the taxable year that is greater than 125% of the average annual distributions received by such U.S. Holder in the three preceding years (or such shorter period as the U.S. Holder may have held such shares). Any amount of the excess distribution treated as allocable to a prior taxable year would be subject to tax at the highest individual or corporate tax rate, as the case may be, applicable for such prior year and an interest charge will be imposed with respect to the resulting tax liability allocated to each such year. Any dividends received would not qualify for the reduced maximum tax rate. Similar rules would apply to distributions with respect to the shares in each portfolio company which is classified as a PFIC, which shares would be considered owned by our company’s shareholders pro rata. In addition, any gain recognized on a disposition or deemed disposition of shares of our company or shares of a portfolio company which is classified as a PFIC, including on liquidation, would be treated in the same manner as an excess distribution. Any such gain would be treated as ordinary income rather than as capital gain.

        Under certain circumstances, shares held by a Non-U.S. Holder may be attributed to a United States person owning an interest, directly or indirectly, in the Non-U.S. Holder. In this event, dividends and other transactions in respect of the shares (or the shares of direct or indirect subsidiaries of our company that are classified as PFICs) would be attributed to such United States person for purposes of applying the PFIC rules.

        If a U.S. Holder makes a timely qualified electing fund, or QEF, election in respect of its common shares, such U.S. Holder will not be subject to the rules described above. Instead, the U.S. Holder would be required to include in its income for each taxable year its pro rata share of our ordinary earnings as ordinary income and its pro rata share of our net capital gain as long term capital gain, whether or not such amounts are actually distributed. A U.S. Holder generally may elect to defer the payment of this tax until distributions are received or the shares are sold, subject to the imposition of an interest charge on such deferral. We offer no assurance that we will comply with all accounting, recordkeeping and reporting requirements necessary for U.S. Holders to make QEF elections.

        If the common shares are considered “marketable stock” and if a U.S. Holder elects to “mark-to-market” his common shares, such holder will generally include in income, in each year in which we are considered a PFIC, any excess of the fair market value of the common shares at the close of each tax year over such holder’s adjusted basis in the common shares. If the fair market value of the common shares had depreciated below the U.S. Holder’s adjusted basis at the close of the tax year, such holder may generally deduct the excess of the adjusted basis of the shares over its fair market value at that time. However, such deductions will generally be limited to the net mark-to-market gains, if any, that were included in income with respect to such common shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of common shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that were included in income with respect to such shares in prior years). Gain or loss from the disposition of common shares (as to which a “mark-to-market” election was made) in a year in which we are no longer a PFIC will be capital gain or loss. The common shares will be considered “marketable stock” if they are traded on a qualified exchange, other than in de minimis quantities, on at least 15 days during each calendar quarter. We believes that the TSX is a qualified exchange. U.S. Holders should consult their own tax advisers to determine whether a mark-to-market election is available and the consequences of making such an election.

        A U.S. Holder will be required to either: (i) file an Internal Revenue Service Form 8621 for our company and each of its (direct and indirect) portfolio companies that are PFICs for each taxable year in which it owns (directly or indirectly) shares in such PFICs, or (ii) file an Internal Revenue Service Form 8621 for our company for each taxable year in which it owns common shares and, in an attachment, provide the information required on Form 8621 for each of the PFICs owned directly or indirectly by our company.

Passive Foreign Investment Company Rules Applicable to Tax Exempt Organizations

        If the shareholder is an organization exempt from tax under the Code, or a TEO Shareholder, the PFIC rules would apply to the TEO Shareholder only if a dividend from the PFIC would be taxable to the organization under the Code. Generally, under Section 512(b) of the Code a dividend from a PFIC and any gain from disposition of shares in a PFIC will not be taxable to a TEO Shareholder. A dividend from a PFIC or any gain from the disposition of shares in a PFIC held by such organization would be taxable to the TEO Shareholder if shares owned by the TEO Shareholder constituted debt-financed property, within the meaning of Section 514(b) of the Code. Under Section 514(b), “debt-financed property” is defined generally as any property that is held to produce income and with respect to which there is an acquisition indebtedness. Section 514(c) generally defines “acquisition indebtedness” as indebtedness incurred by an organization in acquiring property or indebtedness which would not be incurred but for the acquisition of the property and which exists at any time during the taxable year or, if any shares are disposed of during the taxable year, at any time during the 12-month period ending on the date of disposition of the shares. In determining whether a TEO Shareholder has incurred acquisition indebtedness, the indebtedness of our cmpany will not be attributed to the TEO Shareholder.

        If a TEO Shareholder owns shares which constitute debt-financed property, it would be subject to United States federal income taxation under the general PFIC rules summarized above.

Other PFIC Rules

        Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder which has not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of shares that would otherwise be tax-deferred (e.g. gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a US Holder may vary based on the manner in which shares are transferred.

        Certain complex rules will apply with respect to a U.S. Holder if our company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such shares.

Information Reporting and Backup Withholding

        Payments in respect of common shares may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals (which, under current law, is 28%). Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

        Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

        Any U.S. holder who holds 10% or more in vote or value of our common shares will be subject to certain additional United States information reporting requirements.

U.S. Gift and Estate Tax

        An individual U.S. Holder of common shares will generally be subject to U.S. gift and estate taxes with respect to common shares in the same manner and to the same extent as with respect to other types of personal property.

F.	Dividend and Paying Agents

        Not applicable.

G.	Statement by Experts

        Not applicable.

H.	Documents on display

        This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms: 100 F Street, N.E., Room 1580, Washington, D.C. 20549; and on the Securities and Exchange Commission Internet site (http://www.sec.gov). You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by visiting the Securities and Exchange Commission’s website at http://www.sec.gov, and may obtain copies of our filings from the public reference room by calling 1-800-SEC-0330. The Exchange Act file number for our Securities and Exchange Commission filings is 000-52768. Certain of our material documents or filings can also be viewed on SEDAR (the System for Electronic Document Analysis and Retrieval of the Canadian securities regulatory authorities) at www.sedar.com.

        The documents concerning our company referred to in this annual report may also be inspected at our offices located at 1100 Melville Street, Suite#320, Vancouver, BC, Canada V6E 4A6.

I.	Subsidiary information

        Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

        No applicable.

Item 12.	Description of Securities Other Than Equity Securities

        Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

        There has been no material modification to the rights of our security holders. Effective February 21, 2006, our common shares were consolidated on a 1:5 basis so that shareholders received, for each 5 pre-consolidation common shares held, one post-consolidated Common Share.

Item 15.	Controls and Procedures

        Not applicable.

Item 15T.	Controls and Procedures

Disclosure Controls and Procedures

        We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective.

Changes in Internal Control over Financial Reporting

        There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

        This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Item 16.	[Reserved]

Item 16A	Audit Committee Financial Expert

        Our board of directors has determined that each of Christopher Cooper and Glen Macdonald meets the definition of an audit committee financial expert, as defined by rules of the Securities and Exchange Commission. For a brief listing of the relevant experience of Messrs. Cooper and Macdonald, see Item 6.A. “Directors, Senior Management and Employees – Directors and Senior Management.”

Item 16B	Code of Ethics

        We have not adopted a code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We have not adopted a code of ethics as we have considered it not necessary do so due to the small size of our business affairs and accounts, and the small number of executive officers.

Item 16C	Principal Accounting Fees and Services

Fees Paid to Independent Public Accountants

        The following table sets forth, for each of the years indicated, the fees billed or estimated to be billed by our principal independent registered public accounting firm.

	Year Ended March 31,
Services Rendered	2007	2008

Audit	$12,000	$12,000	(1)
Audit-related	-	-
Tax	-	-
Other	-	-

Total	$12,000	$12,000

(1) The audit fees for fiscal year ended March 31, 2008 are estimates provided by our auditors as final bills have not yet been issued.

Pre-Approval Policies and Procedures

        Prior to the start of the audit process, our Audit Committee receives an estimate of the audit fees from our auditors and reviews such costs for their reasonableness. After their review and pre-approval of the fees, the audit committee recommends to our board of directors to accept the estimated audit fees given by the auditors.

Item 16D	Exemptions From the Listing Standards for Audit Committees

        Not applicable.

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        There were no purchases of our common shares made by us or on our behalf or by any affiliated purchaser during the fiscal year ended March 31, 2008.

PART III

Item 17.	Financial Statements

        The financial statements beginning on page F-1 are filed as part of this annual report.

Item 18.	Financial Statements

        Not applicable.

Item 19.	Exhibits

Exhibit	Description
1.1	Articles of Association (1)
4.1	Option Agreement dated February 20, 2007, by and between the Registrant and Nicoya Explorations Ltd. (2)
4.2	Letter Agreement dated March 20, 2008, amending the Option Agreement dated February 20, 2007, by and between the Registrant and Nicoya Explorations Ltd.
4.3	Letter of Intent dated May 1, 2008, by and between the Registrant and British American Natural Gas Corporation
4.4	Letter of Intent dated May 8, 2008, by and between the Registrant and First West Petroleum Inc.
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Filed as Exhibit 1 to the Registrant’s Registration Statement on Form 20-F, filed with the Securities and Exchange Commission on August 15, 2007, and incorporated herein by reference.
(2)	Filed as Exhibit 4 to the Registrant’s Registration Statement on Form 20-F, filed with the Securities and Exchange Commission on August 15, 2007, and incorporated herein by reference.

GUILDHALL MINERALS LTD.

FINANCIAL STATEMENTS

MARCH 31, 2008

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Guildhall Minerals Ltd:

We have audited the balance sheets of Guildhall Minerals Ltd. as at March 31, 2008 and 2007 and the statements of loss and deficit, cash flows and shareholders’ equity for the years ended March 31, 2008, 2007, and 2006. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2008 and 2007 and the results of its operations and its cash flows and the changes in shareholders’ equity for the years ended March 31, 2008, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

/s/ DMCL
DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS

Vancouver, Canada
June 20, 2008, except for Note 8 which is as of July 4, 2008

COMMENTS BY AUDITORS FOR US READERS ON CANADA UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated June 20, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ DMCL
DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS

Vancouver, Canada
June 20, 2008, except for Note 8 which is as of July 4, 2008

GUILDHALL MINERALS LTD.
BALANCE SHEETS
(Expressed In Canadian Dollars)

	March 31, 2008	March 31, 2007

ASSETS

CURRENT
Cash and cash equivalents	$664,333	$176,211

MINERAL PROPERTIES (Note 3)	33,500	32,501

TOTAL ASSETS	$697,833	$208,712

LIABILITIES

CURRENT
Accounts payable	$69,734	$112,501
Due to related party (Note 4)	7,516	15,775

TOTAL LIABILITIES	77,250	128,276

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)	10,607,218	9,915,988
CONTRIBUTED SURPLUS	60,000	60,000
DEFICIT	(10,046,635)	(9,895,552)

	620,583	80,436

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$697,833	$208,712

Going Concern (Note 1)
Commitments (Note 3)

APPROVED ON BEHALF OF THE BOARD:

/s/ Michael Laidlaw	/s/ Terence Kwan

Michael Laidlaw	Terence Kwan

The accompanying notes are an integral part of these financial statements

GUILDHALL MINERALS LTD.
STATEMENTS OF LOSS AND DEFICIT
(Expressed In Canadian Dollars)

	Year ended March 31, 2008	Year ended March 31, 2007	Year ended March 31, 2006

INCOME
Interest income	$7,714	$-	$-

EXPENSES
Management fees (Note 4(a))	30,000	30,000	30,000
Office and general (Note 4(d))	112,994	73,281	57,176
Professional fees and disbursements (Note 4(b))	26,916	93,126	36,110
Exploration tax credits received	(11,114)	-	-
Write-off of other assets	-	1	-
Write-down of mineral properties (Note 3)	1	71,314	-
Gain on debt settlement (Note 4(a))	-	(51,500)	(11,439)

	158,797	216,222	111,847

NET LOSS FOR THE YEAR	(151,083)	(216,222)	(111,847)

DEFICIT, BEGINNING OF THE YEAR	(9,895,552)	(9,679,330)	(9,567,483)

DEFICIT, END OF THE YEAR	$(10,046,635)	$(9,895,552)	$(9,679,330)

BASIC AND DILUTED LOSS PER SHARE	$(0.01)	$(0.04)	$(0.03)

WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING (Note 5(a))	13,427,325	5,965,761	3,662,412

The accompanying notes are an integral part of these financial statements

GUILDHALL MINERALS LTD.
STATEMENTS OF CASH FLOWS
(Expressed In Canadian Dollars)

	Year ended March 31, 2008	Year ended March 31, 2007	Year ended March 31, 2006

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss for the year	$(151,083)	$(216,222)	$(111,847)
Adjust for items not involving cash:
Gain on debt settlement	-	(51,500)	(11,439)
Write-down of mineral properties	1	71,314	-
Write-off of other assets	-	1	-
Non-cash management fees and expenses	19,041	46,239	44,522

	(132,041)	(150,168)	(78,764)
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	(3,867)	81,491	20,260
Prepaid expenses	-	2,400	(2,400)
Due to related party	-	(5,893)	-

CASH USED IN OPERATING ACTIVITIES	(135,908)	(72,170)	(60,904)

INVESTING ACTIVITIES
Acquisition of mineral property	-	(2,500)	(7,500)
Deferred exploration costs	-	(11,711)	(52,104)

CASH USED IN INVESTING ACTIVITIES	-	(14,211)	(59,604)

FINANCING ACTIVITIES
Private placement subscriptions cancelled	-	(27,500)	-
Proceeds from exercise of warrants	624,030	-	-
Private placement subscriptions received	-	210,100	175,500

CASH PROVIDED BY FINANCING ACTIVITIES	624,030	182,600	175,500

INCREASE IN CASH AND CASH EQUIVALENTS	488,122	96,219	54,992

CASH AND CASH EQUIVALENTS, BEGINNING	176,211	79,992	25,000

CASH AND CASH EQUIVALENTS, ENDING	$664,333	$176,211	$79,992

SUPPLEMENTARY CASH FLOW INFORMATION: (Note 6)

The accompanying notes are an integral part of these financial statements

GUILDHALL MINERALS LTD.
STATEMENT OF SHAREHOLDERS’ EQUITY
(Expressed In Canadian Dollars)

	Common Shares	Value	Contributed Surplus	Accumulated Deficit	Total

Balance March 31, 2004 (reverse split - Note 5(a))	4,162,412	$9,021,948	$60,000	$(9,483,523)	$(401,575)

Less shares held in escrow cancelled	(500,000)	-	-	-	-
Net loss	-	-	-	(83,960)	(83,960)

Balance, March 31, 2005	3,662,412	9,021,948	60,000	(9,567,483)	(485,535)

Net loss	-	-	-	(111,847)	(111,847)

Balance, March 31, 2006	3,662,412	9,021,948	60,000	(9,679,330)	(597,382)

Shares issued under debt settlement arrangements:
@ $0.10 per share	4,489,400	448,940	-	-	448,940
@ $0.40 per share	80,000	32,000	-	-	32,000
Non-brokered private placement:
Shares issued for cash @ $0.10 per share	1,830,000	183,000	-	-	183,000
Shares issued for cash @ $0.10 per share	2,001,000	200,100	-	-	200,100
Shares issued for mineral claims @ $0.30 per share	100,000	30,000	-	-	30,000
Net loss	-	-	-	(216,222)	(216,222)

Balance, March 31, 2007	12,162,812	9,915,988	60,000	(9,895,552)	80,436

Shares issued under debt settlement arrangements
@ $0.21 per share	320,000	67,200	-	-	67,200
Warrants exercised
Shares issued for cash @ $0.15 per share	4,160,200	624,030	-	-	624,030
Net loss	-	-	-	(151,083)	(151,083)

Balance, March 31, 2008	16,643,012	$10,607,218	$60,000	$(10,046,635)	$620,583

The accompanying notes are an integral part of these financial statements

GUILDHALL MINERALS LTD. NOTES TO THE FINANCIAL STATEMENTS MARCH 31, 2008 (Expressed In Canadian Dollars)

NOTE 1.	NATURE OF OPERATIONS

Guildhall Minerals Ltd. was incorporated under the Company Act of the Province of British Columbia on September 30, 1968. On September 1, 2005 the shareholders of the Company authorized a name change from Global Net Entertainment Corp. to Guildhall Minerals Ltd. (effective February 21, 2006) and approved a consolidation of its share capital on a one-for-five basis. The share consolidation received regulatory approval and took effect on November 17, 2006 (Note 5(a)). The shares of the Company were also reinstated for trading on the NEX board of the TSX Venture Exchange.

The Company, since mid-2005 has taken steps to become an exploration stage company engaged principally in the acquisition, exploration and development of mineral claims. The recovery of the Company’s investment in mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties and any future proceeds from the disposition of those reserves. Subsequent to March 31, 2008, the Company entered into two Letters of Intent to acquire oil and gas interests. Should the transactions be completed, the focus and direction of the Company would change to oil and gas exploration, development and production. See Note 8.

These financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and discharge of liabilities in the normal course of business. The Company continues to incur losses and at March 31, 2008 had an accumulated deficit of $10,046,635. The ability of the Company to continue operations as a going concern is dependent upon raising additional working capital, settling its outstanding debts and generating profitable operations. Should the going concern assumption not continue to be appropriate, further adjustments to carrying values of assets and liabilities may be required. There can be no assurance that capital will be available as necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to the Company. The issuances of additional stock by the Company may result in a significant dilution in the equity interests of its current stockholders. Obtaining commercial loans, assuming those loans would be available, will increase the Company’s liabilities and future cash commitments. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, its business and future success may be adversely affected.

As at March 31, 2008 the Company received $624,030 from the exercise of 4,160,200 warrants. The Company intends to raise further equity funding on an ongoing basis for the purpose of financing general working capital and exploration programs.

NOTE 2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted principals. Except as indicated in Note 9, they also comply, in all material respects, with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit and highly liquid short-term interest bearing guaranteed investment certificates that are readily convertible to known amounts of cash and have original maturities of three months or less. The Company is exposed to some credit risk with respect to its cash and cash equivalents. However, the risk is minimized as they are held at a major Canadian Chartered Bank.

Mineral Properties

The Company records its interests in mineral properties at the lower of cost or estimated recoverable value. Where specific exploration programs are planned and budgeted by management, the cost of mineral properties and related exploration expenditures are capitalized until the properties are placed into commercial production, sold, abandoned or determined by management to be impaired in value. These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned.

The costs include the cash or other consideration and the assigned value of shares issued, if any, on the acquisition of mineral properties. Costs related to properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. For properties held jointly with other parties the Company only records its proportionate share of acquisition and exploration costs. The proceeds from options granted are deducted from the cost of the related property and any excess is deducted from other remaining capitalized property costs. The Company does not accrue estimated future costs of maintaining its mineral properties in good standing.

GUILDHALL MINERALS LTD. NOTES TO THE FINANCIAL STATEMENTS MARCH 31, 2008 (Expressed In Canadian Dollars)

NOTE 2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

Capitalized costs as reported on the balance sheet represent costs incurred to date and may not reflect actual, present, or future values. Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Management evaluates each mineral interest on a reporting period basis or as events and circumstances warrant, and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to which costs are capitalized or charged as impairment charges. Write-downs due to impairment in value are charged to operations.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

General exploration costs not related to specific properties and general administrative expenses are charged to operations in the year in which they are incurred.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant areas requiring the use of management estimates relate to the determination of impairment of mineral property interests and the determination of fair value for stock based transactions. Where estimates have been used financial results as determined by actual events could differ from those estimates.

Foreign Currency Translation

The financial statements are presented in Canadian dollars. Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenue and expenses are translated at average rates of exchange during the period. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the period.

Loss per Share

The Company is using the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures has been calculated using the weighted average number of shares outstanding during the respective periods. Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the share purchase warrants and stock options have been excluded as they are anti-dilutive.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities. The fair value of the Company’s financial instruments is estimated by management to approximate their carrying values due to their immediate or short-term maturity.

The fair value of amounts due to a related party is not determinable as there are no stated repayment terms (Note 4(a)).

The fair value of the Company’s rights to purchase net smelter royalties (“NSR”) (refer to Note 3) is not determinable at the current stage of the Company’s exploration program. No value has been assigned by management. The Company does not use any derivative or hedging instruments.

GUILDHALL MINERALS LTD. NOTES TO THE FINANCIAL STATEMENTS MARCH 31, 2008 (Expressed In Canadian Dollars)

NOTE 2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

Stock-Based Compensation

The Company has granted stock options to directors and employees as described in Note 5. The Company adopted the accounting standards of the CICA regarding stock-based compensation and other stock-based payments. The standard requires that all stock-based awards be measured and recognized using a fair value based method. Fair values are determined using the Black-Scholes option pricing model. Any consideration paid by employees on the exercise of the options is credited to share capital.

Income Taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between financial statement carrying values and their corresponding tax values (temporary differences). Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that, in the opinion of management, is more likely than not to be realized.

Risk Management

The Company is engaged primarily in mineral exploration and manages related industry risk issues directly. The Company may be at risk for environmental issues and fluctuations in commodity pricing. Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of its current operations; however it is not possible to be certain that all aspects of environmental issues affecting the Company, if any, have been fully determined or resolved.

The Company is not exposed to significant credit concentration or interest rate risk.

Asset Retirement Obligations

The Company has adopted the CICA Handbook section 3110, Asset Retirement Obligations. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time. Management is of the opinion that the Company does not have any asset retirement obligations at this time.

Mineral property related retirement obligations are capitalized as part of deferred exploration and development costs.

Impairment of Long-Lived Assets

Long-lived assets are tested for recoverability when events or changes in circumstances indicate their varying value may not be recoverable. A long-lived asset is potentially not recoverable when its carrying value is greater than the sum of its undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss, if any, is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value.

Changes In Accounting Policies

The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1506, “Accounting Changes.”Effective August 1, 2007, the Company adopted Section 1506 effective for annual and interim periods beginning on or after January 1, 2007. This new standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and the correction of errors. The disclosure is to include, on an interim and annual basis, a description and the impact on the Company on any new primary source of generally accepted accounting principals (“GAAP”) that has been issued but is not yet effective. The impact that the adoption of Section 1506 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes.

GUILDHALL MINERALS LTD. NOTES TO THE FINANCIAL STATEMENTS MARCH 31, 2008 (Expressed In Canadian Dollars)

NOTE 2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

Financial Instruments, Comprehensive Income (Loss), Hedges, and Equity

In January 2005, the “CICA”issued Handbook Sections 3855, “Financial Instruments – Recognition and Measurement”, 1530, “Comprehensive Income”, 3865, “Hedges” 3251 “Equity”, and 3861 “Financial Instruments – Disclosure and Presentation”. These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006 on a prospective basis; accordingly, comparative amounts for prior periods have not been restated. The Company has adopted these new standards effective August 1, 2007.

(a) Financial instruments – recognition and measurement

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains or losses are to be presented. All financial instruments are classified into one of the following five categories: financial assets and liabilities held for trading, financial assets held to maturity; loans and receivables, financial assets available for sale or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depend on their initial classification:

*	Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

*	Held to maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

*	Available for sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

*	All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which they arise.

(b) Comprehensive income (loss)

Comprehensive income is the change in equity of the Company from net earnings and other comprehensive income (“OCI”). OCI includes unrealized gains and losses, such as; change in the currency translation adjustment relating to self-sustaining foreign operations; unrealized gains or losses on available for sale investments; and the effective portion of gains or losses on derivatives designated as cash flow hedges or hedges of the net investment in self-sustaining foreign operations. Amounts recognized in OCI must eventually be reclassified to income when the related gains or losses are realized. For the year ended March 31, 2008, the Company did not have other comprehensive income or loss, therefore the comprehensive loss for the year is equal to the net loss for the year.

(c) Hedges

Handbook Section 3685 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting may be performed. The Company currently does not have any hedges. The adoption of these Handbook Sections had no impact on the opening deficit.

(d) Equity

The new standard is effective for fiscal years beginning on or after October 1, 2006 and establishes standards for the presentation of equity and changes in equity during the reporting period.

(e) Financial Instruments – Disclosure and Presentation

Section 3861 establishes standards for presentation of financial instruments and non-financial derivates and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated.

GUILDHALL MINERALS LTD. NOTES TO THE FINANCIAL STATEMENTS MARCH 31, 2008 (Expressed In Canadian Dollars)

NOTE 2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

Future Accounting Changes

The following accounting pronouncements are applicable to future reporting periods. The Company is currently evaluating the effects of adopting these standards:

On January 8, 2008, the CICA issued Section 3064, Goodwill and intangible Assets. Section 3064, establishes standards for the recognition measurement and disclosure of goodwill and intangible assets. Section 3064 is effective for annual and interim financial statements to fiscal years beginning on or after October 1, 2008.

On September 15, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. Section 1535, Capital Disclosures requires that a company disclose information that enables users of its financial statements to evaluate its objectives, policies and procedures for managing capital including disclosures of any externally imposed capital requirements and the consequences for non-compliance. The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its requirements. These new sections place increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how the entity manages those risks. Sections 1535, 3862 and 3863 are effective for interim and annual fiscal years beginning on or after October 31, 2007.

General Standards of Financial Statement Presentation

The CICA accounting standards board amended section 1400 to include requirements for management to assess and disclose an entity’s ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company does not expect the adoption of this amendment to have an impact on its financial statements.

Transition to International Financial Reporting Standards

In 2006, Canada’s Accounting Standards Board (AcSB) ratified a strategic plan that will result in the convergence of Canadian GAAP, as used by public companies, with International Financial Reporting Standards over a transitional period. The AcSB has developed and published a detailed implementation plan, with a changeover date for fiscal years beginning on or after January 1, 2011. This initiative is in its early stages as of the date on these annual financial statements. Accordingly, it would be premature to assess the impact of the initiative on the Company at this time.

NOTE 3.	MINERAL PROPERTIES

As of March 31, 2008, accumulated costs with respect to the Company’s interest in mineral properties owned, leased or under option, consisted of the following:

	Bridge Claims	Stellar Property	Total
	$	$	$

Balance March 31, 2006	-	59,604	59,604
Acquisition Costs	32,500	-	32,500
Exploration and Development Costs
Field and assessment work	-	11,711	11,711
Write Down of Mineral Claims	-	(71,314)	(71,314)

Balance March 31, 2007	32,500	1	32,501
Acquisition costs - option extension	1,000		1,000
Exploration and Development Costs	-	-	-
Write off of mineral claim	-	(1)	(1)

Balance March 31, 2008	33,500	-	33,500

GUILDHALL MINERALS LTD. NOTES TO THE FINANCIAL STATEMENTS MARCH 31, 2008 (Expressed In Canadian Dollars)

NOTE 3.	MINERAL PROPERTIES (continued)

Stellar Property, New Westminster Mining Division, B.C.

On March 8, 2005 the Company entered into an option agreement, subsequently amended September 6, 2005, November 9, 2005 and June 26, 2006 with a third party to acquire 28 contiguous mineral claims north east of Harrison Lake in the Province of British Columbia.

At March 31, 2007 the Company was in default of the terms of the Option Agreement. A request was made to the optionor to negotiate revisions to the terms of the Option Agreement. No response was ever received and on July 17, 2007 the Company gave written notice of termination as provided by the agreement. During the year ended March 31, 2008, the Company wrote off the property to $Nil (2007 – $1) resulting in a loss of $1 (2007 – $71,314). (See Note 8). Also, the Company recovered British Columbia Mineral Tax credits in the amount of $11,114 for exploration previously carried out on the property which has been recorded in income as the carrying value has been fully written off.

Bridge Claims, Lillooet Mining Division, B.C.

On February 20, 2007, as amended on March 20, 2008 for consideration of $1,000, the Company entered into an option agreement with a third party to acquire the Bridge mineral claims located south of Carpenter Lake and west of Gold Bridge in B.C. The option calls for:

a)	the payment of $2,500 upon the execution of this agreement (paid February, 2007)

b)	the issuance of 400,000 shares as follows:

i.	100,000 shares upon the acceptance of the Agreement by the Exchange (issued March 2007);

ii.	100,000 on or before February 15, 2009;

iii.	100,000 on or before February 15, 2010; and

iv.	100,000 on or before February 15, 2011;

c)	the expenditure on or in relation to exploration work on or relating to the claims not less than the following amounts (total of $250,000) on or before the following dates:

i.	$50,000 on or before February 15, 2009

ii.	an aggregate cumulative total of not less than $150,000 on or before February 15, 2010;

iii.	an aggregate cumulative total of not less than $250,000 on or before February 10, 2011.

d)	the issuance of 200,000 shares within 60 days after the receipt by the Company of a positive feasibility study.

The optionor retains the rights to a Net Smelter Return (“NSR”) of 2.5% but the Company has the right to purchase up to 1.5 % of the NSR from the optionor at a cost of $500,000 for each 0.5% NSR purchased.

During the year ended March 31, 2008 the Company incurred:

a)	$30,000 for management fees to the President and CEO (2007 – $30,000; 2006 – $30,000). At March 31, 2008 $7,516 (2007 – $15,775) is owing to the President and CEO for fees and expenses incurred on behalf of the Company. The outstanding amounts are non-interest bearing and without specific repayment terms. During November 2007, 130,000 shares at a price of $0.21 per share were issued in settlement of $27,300 of debt due the President and CEO. During December 2006, 2,281,800 shares at a price of $0.10 per share were issued in settlement of $228,180 of debt due the President and CEO. In addition $51,500 in management fees payable to this party was cancelled as part of this debt settlement resulting in a gain on settlement.

b)	Legal fees and disbursements of $28,816 (2007 – $60,016; 2006 – $59,984) to a law firm of which a director and officer is a principal. As at March 31, 2008 $7,548 (2007 – $36,491) is owing to this firm and is included in accounts payable. During November 2007 120,000 shares at a price of $0.21 per share were issued in settlement of $25,200 of debt due to the law firm. During December 2006 1,381,500 shares at a price of $0.10 per share were issued in settlement of $138,150 of debt due to the law firm.

c)	$Nil (2007 – $5,000: 2006 – $Nil) for professional geological consulting fees to a director.

GUILDHALL MINERALS LTD. NOTES TO THE FINANCIAL STATEMENTS MARCH 31, 2008 (Expressed In Canadian Dollars)

NOTE 4.	RELATED PARTY TRANSACTIONS (continued)

d)	$36,000 (2007 – $5,000; 2006 – $Nil) for administrative and accounting services to a company controlled by a director and officer. As at March 31, 2008 $3,150 (2007 – $5,000) is owing to this company and is included in accounts payable. During November 2007 70,000 shares at a price of $0.21 per share were issued in settlement of $14,700 of debt due to this company,

The above transactions have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with third parties.

NOTE 5.	SHARE CAPITAL

a)	Capital Stock

By special resolution passed on September 1, 2005, the authorized share capital of the Company was changed from 100,000,000 common shares without par value to unlimited common shares without par value.

On November 17, 2006 the Company consolidated its share capital on a one for five basis, reducing outstanding number of common shares to 3,662,412. All references to the issuance, granting, and exercising of common stock, stock options and warrants and loss per share amounts in these financial statements have been adjusted to reflect the retro-active effect of the five for one share consolidation.

On December 12, 2006 the Company issued 4,489,400 units at a price of $0.10 per unit to settle outstanding debts aggregating $448,940. Each unit consisted of one common share of the Company and one-half warrant. One full warrant entitled the holder to subscribe for one additional share at a price of $0.15 until December 12, 2007. As at December 12, 2007 2,244,700 warrants were exercised for total proceeds of $336,705.

On December 13, 2006 the Company issued 80,000 common shares pursuant to a debt settlement agreement dated February 5, 2004 to a third party.

The Company completed a 3,831,000 unit non-brokered private placement in two tranches. On December 19, 2006 1,830,000 units, at a price of $0.10 per unit, were issued for proceeds of $183,000. Each unit consisted of one common share of the Company and one-half warrant. One full warrant entitled the holder to subscribe for one additional common share at a price of $0.15 until December 12, 2007. On January 10, 2007 2,001,000 units, at a price of $0.10 per unit, were issued for proceeds of $200,100 under the same terms and conditions. One full warrant entitled the holder to subscribe for one additional common share at a price of $0.15 until January 10, 2008. As at December 12, 2007 and January 10, 2008 915,000 warrants and 1,000,500 warrants were exercised respectively for aggregate proceeds of $287,325.

The grant date fair value of the warrants granted in connection with above issuances was estimated to be $NIL, have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity.

During November 2007 the Company issued 320,000 common shares at a price of $0.21 per share pursuant to debt settlement agreements with its three officers to settle amounts owing to them or their firms in the aggregate of $67,200 for services rendered (See Note 4).

GUILDHALL MINERALS LTD. NOTES TO THE FINANCIAL STATEMENTS MARCH 31, 2008 (Expressed In Canadian Dollars)

NOTE 5.	SHARE CAPITAL (CONTINUED)

b)	Stock Options

A summary of the Company’s stock options as of March 31, 2008 and 2007 and changes during the year are as follows:

	2008		2007
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
		$		$

Outstanding, beginning of year	-	-	115,000	0.75
Granted	-	-	-	-
Expired or cancelled	-	-	(115,000)	0.75

Outstanding, end of year	-	-	-	-

Stock options issued to officers and directors to purchase 15,000 common shares at price of $0.50 per share to April 9, 2006, 40,000 common shares exercisable at a price of $0.75 per share to August 29, 2006 and 60,000 common shares exercisable at a price of $0.80 per share to March 21, 2007 expired unexercised.

On September 1, 2005, the Company adopted a formal stock option plan which provides for the granting of incentive stock options up to a maximum of 10% of the Company’s issued and outstanding common shares. As at March 31, 2008 no options have been issued under this plan.

c)	Warrants

As at March 31, 2008 the Company had no outstanding share purchase warrants (2007 – 4,160,200; 2006 – Nil). The weighted average remaining life of all outstanding share purchase warrants was Nil years (2007 – 0.72; 2006 – Nil) at March 31, 2008.

A summary of the Company’s warrants as of March 31, 2008, and 2007, and changes during the year are as follows:

	2008		2007
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
		$		$

Outstanding, beginning of year	-	-	-	-
Issued	4,160,200	0.15	4,160,200	0.15
Exercised	(4,160,200)	0.15	-	-

Outstanding, end of year	-	-	4,160,200	0.15

NOTE 6.	SUPPLEMENTAL CASH FLOW INFORMATION

	2008	2007	2006
	$	$	$

a) Non-cash financing and investing activities
Financing activities
Shares issued for debt settlement arrangements (Note 5)	67,200	480,940	-

Investing Activities:
Shares issued for mineral properties (Note 3)	-	30,000	-

Accrued mineral property option payment	1,000	-	-

b) Other
Cash paid for interest during
the year	-	-	-

Cash paid for income taxes
during the year	-	-	-

GUILDHALL MINERALS LTD. NOTES TO THE FINANCIAL STATEMENTS MARCH 31, 2008 (Expressed In Canadian Dollars)

NOTE 7.	FUTURE INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of these differences are as follows:

	2008	2007	2006
	$	$	$

Loss before income taxes	(151,083)	(216,222)	(111,847)
Corporate tax rate	33.6%	34.1%	34.1%

Expected tax expense (recovery)	(50,764)	(73,732)	(38,140)
Increase (decrease) resulting from:
Share issuance costs
deductible for tax	-	(604)	(604)
Gain on debt settlement	-	17,562	-
Other non-taxable item	(3,501)	-	-
Unrecognized benefit of
non-capital losses	54,265	56,774	37,744

	-	-	-

The significant components of the Company’s future income tax assets and liabilities are as follows:

	2008	2007	2006
	$	$	$

Estimated non-capital losses available	1,980,743	2,458,993	3,068,111
Estimated resource deductions	2,708,343	2,718,764	2,676,898
Share issuance costs deductible for tax	-	-	1,770
Unamortized equipment in excess of net book value	-	-	526,145

	4,689,086	5,177,757	6,272,921
Estimated corporate income tax rate	33.6%	34.1%	34.1%

Potential future income tax assets	1,575,533	1,765,615	2,139,066
Less: valuation allowance	(1,575,533)	(1,765,615)	(2,139,066)

Net future income tax asset	-	-

At March 31, 2008, the Company has non-capital losses of approximately $1,980,743 which may be applied to reduce taxable income of future years. The non-capital losses expire as follows:

Year	$

2009	392,709
2010	347,677
2014	141,214
2015	88,880
2026	125,055
2027	723,705
2028	161,503

1,980,743

The Company has certain resource related deductions and other losses which may be available to be offset against future taxable income in Canada. The benefits of all these deductions are not reflected in these financial statements as the criteria for recognizing future income tax assets have not been met due to the uncertainty of realization, and accordingly the Company has recorded a valuation allowance of 100%. The realization of any of these tax benefits in future years will be recorded as an adjustment to the corporate tax provision in the year realized.

GUILDHALL MINERALS LTD. NOTES TO THE FINANCIAL STATEMENTS MARCH 31, 2008 (Expressed In Canadian Dollars)

NOTE 8.	SUBSEQUENT EVENTS

The Company intends to forward split its issued shares on the basis of 1.5 new shares for one old share.

In May 2008 the Company entered into two Letters of Intent to acquire 100% of the issued and outstanding shares of two private companies with oil and gas interests in Alberta and Mozambique. These transactions, if completed, will result in a reverse-take-over of the Company. The Company will be required to provide capital of $7,600,000; assume debt obligations of up to $5,750,000; issue up to 83,209,710 post-split shares, issue up to 11,528,983 share purchase warrants at various terms and grant options to acquire up to 4,500,000 post-split shares at $0.75 per share. The Company will also be required to do an equity financing of $30,000,000. It is anticipated that 40,000,000 units at $0.75 per unit will be offered through Haywood Securities as agent by private placement. The Letters of Intent are non-binding and completion of these acquisitions is subject to various conditions. There can be no assurance that the transactions will be completed as proposed or at all.

NOTE 9.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), which differ in certain respects with accounting principles generally accepted in the United States and from practices prescribed by the Securities and Exchange Commission (collectively “US GAAP). Material differences to these financial statements are as follows:

a)	Exploration stage enterprise:

Under US accounting standards, the Company is considered to be an enterprise in the exploration stage as substantially all of its efforts have been directed towards the investigation of business opportunities and exploration of resource properties. Accounting principles for exploration stage enterprises require the specific disclosure of this fact and the presentation of certain cumulative information from the inception of the exploration stage. However, it does not require any changes in the measurement of assets, liabilities, revenues or expenses from that set out in the financial statements prepared in accordance with Canadian GAAP.

b)	Statement of stockholders’ equity:

US accounting standards require a separate Statement of Stockholders’ Equity disclosing historical transactions from inception of the exploration stage. For Canadian reporting purposes the Company has not provided historical share transactions prior to December 31, 2004.

c)	Interest in unproven mineral properties:

Under US GAAP, pursuant to EITF 04-2, the Company classified its mineral rights as tangible assets and accordingly acquisition costs are capitalized as mineral property costs. US GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Mineral exploration costs are expensed as incurred until commercially mineable deposits are determined to exist within a particular property. Accordingly, for all periods presented, the Company has expensed all mineral exploration costs for US GAAP purposes. In addition, under Canadian GAAP, cash flows relating to resource property costs are reported as investing activities. For US GAAP, these costs are classified as operating activities. The comparative figures have been reclassified to reflect the capitalization of mineral property option payments as mineral rights under US GAAP.

To date the Company has not established any proven or probable reserves on its mineral properties.

d)	Stock-based compensation

The Company adopted a formal stock option plan on September 1, 2005, which provides for the granting of incentive stock options. Stock options granted to directors, employees and non-employees are accounted for by applying the fair value method using the Black-Scholes option pricing model in accordance with Statement of Financial Accounting Standards No. 123 (“SFAS 123”). On December 16, 2004, the FASB issued SFAS 123(R), “Share-Based Payment”, which is a revision of SFAS 123. SFAS 123(R) supersedes APB Opinion 25, and amends SFAS 95, “Statement of Cash Flows”. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. As a result, effective September 1, 2005 there is no difference between the Company’s accounting for stock options under US GAAP versus Canadian GAAP. As at March 31, 2008, no options have been issued under the Company’s stock option plan.

GUILDHALL MINERALS LTD. NOTES TO THE FINANCIAL STATEMENTS MARCH 31, 2008 (Expressed In Canadian Dollars)

NOTE 9.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

e)	Statements of cash flows

For Canadian GAAP, all cash flows relating to mineral property costs are reported as investing activities. For US GAAP, mineral property acquisition costs would be characterized as investing activities and mineral property exploration costs as operating activities.

The Company has included a subtotal in cash flows from operating activities. Under US GAAP, no such subtotal would be disclosed.

f)	Summary of financial statement information

The effect of the accounting differences for exploration costs are as follows:

Reconciliation of losses reported to US GAAP:

	2008	2007	2006
	$	$	$

Net loss as reported in accordance with Canadian GAAP	(151,083)	(216,222)	(111,847)
Adjustments to US GAAP
- mineral property exploration costs	-	-	(52,104)

Net loss under US GAAP	(151,083)	(216,222)	(163,951)

Net loss per share under US GAAP	(0.01)	(0.04)	(0.04)

Diluted net earnings (loss) per share reflect the potential dilution of securities that could result from the exercise of dilutive options and warrants. As of March 31, 2008, the Company had no (2007: Nil, 2006: 115,000) stock options outstanding and no (2007: 4,160,200: 2006: Nil) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been anti-dilutive.

Reconciliation of total assets, liabilities and shareholders’ capital deficiency to US GAAP:

	2008	2007
	$	$

Total assets under Canadian GAAP	697,833	208,712
Adjustment to US GAAP	-	-

Total assets under US GAAP	697,833	208,712

Total liabilities under Canadian GAAP	77,250	128,276
Adjustment to US GAAP	-	-

Total liabilities under US GAAP	77,250	128,276

Total shareholders' equity under Canadian GAAP	620,583	80,436
Adjusted to US GAAP	-	-

Total shareholders' equity under US GAAP	620,583	80,436

Reconciliation of statements of cash flows to US GAAP:

	2008	2007	2006
	$	$	$

Cash used in operating activities under Canadian GAAP	(135,908)	(72,170)	(60,904)
Adjustments to US GAAP
- mineral property costs expensed	-	(11,711)	(52,104)

Cash used in operating activities under US GAAP	(135,908)	(83,881)	(113,008)

Cash used in investing activities under Canadian GAAP	-	(11,711)	(52,104)
Adjustments to US GAAP - mineral property costs expensed	-	11,711	52,104

Cash used in investing activities under US GAAP	-	-	-

Cash flow from financing activities under Canadian GAAP	624,030	182,600	175,500
Adjustments to US GAAP	-	-	-

Cash flow from financing activities under US GAAP	624,030	182,600	175,500

GUILDHALL MINERALS LTD. NOTES TO THE FINANCIAL STATEMENTS MARCH 31, 2008 (Expressed In Canadian Dollars)

NOTE 9.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

g)	Recent accounting pronouncements:

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in consolidated Financial Statements – an Amendment of ARB No. 51.” This statement requires that noncontrolling or minority interests in subsidiaries be presented in the consolidated statement of financial position within equity, but separate from the parents’ equity, and that the amount of the consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income. SFAS No. 160 is effective for the fiscal years beginning on or after December 15, 2008. Currently the Company does not anticipate that this statement will have an impact on its financial statements.

In December 2007, the FASB issued SFAS No. 141 (Revised) “Business Combinations”. SFAS 141 (Revised) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective for the fiscal year beginning after December 15, 2008. Management is in the process of evaluating the impact, if any, SFAS 141 (Revised) will have on the Company’s financial statements upon adoption.

On December 21, 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 110, (“SAB 110”). SAB 110 provides guidance to issuers on the method allowed in developing estimates of expected term of “plain vanilla” share options in accordance with SFAS No. 123(R), “Share-Based Payment”. The staff will continue to accept, under certain circumstances, the use of a simplified method beyond December 31, 2007 which amends question 6 of Section D.2 as included in SAB 107, “Valuation of Share-Based Payment Arrangements for Public Companies”, which stated that the simplified method could not be used beyond December 31, 2007. SAB 110 is effective January 1, 2008. Management is in the process of evaluating the potential impact, if any, that the adoption of SAB 110 will have on its financial statements

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”). SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. SFAS 161 will be effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, will be adopted by the Company beginning in the first quarter of 2009. The Company does not expect there to be any significant impact of adopting SFAS 161 on its financial position, cash flows and results of operations

SIGNATURE

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GUILDHALL MINERALS LTD. By: /s/ Michael Laidlaw —————————————— Michael Laidlaw President and Chief Executive Officer

Dated: September 10, 2008