Form 20-F/A
period 2009-03-31
Edge Resources Inc.
filed 2010-06-23
CIK 1408986

SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549
FORM 20-F/A-2

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2009

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report .................

Commission file number 000-52768

EDGE RESOURCES INC.
(Exact Name of Registrant as specified in its charter
and translation of Registrant’s name into English)
British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1400, Elveden House 717-7th Avenue SW Calgary, Alberta T2P 0Z3
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares, No Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
Common Shares, as of December 31, 2009. . . . . . . . . . . . 38,825,924

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
Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☒  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☒  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐  No  ☐

INTRODUCTION

Edge Resources Inc. was incorporated under the British Columbia Company Act in British Columbia, Canada on September 13, 1968, as Tanzilla Explorations Ltd, and continued under the Business Corporations Act of Alberta on July 23, 2009.  We are an exploration stage company engaged principally in the acquisition, exploration and when warranted, development, of oil and gas properties.  Our common shares are listed on the TSX Venture Exchange in Canada under the symbol “EDE.”  As used in this registration statement, the terms “we,” “us” and “our” mean Edge Resources Inc.

We have not obtained or applied for trademarks registrations.  Any trademarks and trade names appearing in this registration statement are owned by their respective holders.

Edge Resources Inc. is a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934.  As a result, we are eligible to file this registration statement pursuant to Section 12(g) of the Securities Exchange Act of 1934 Act on Form 20-F and to file interim reports on Form 6-K.

Our financial statements appearing in this registration statement are prepared in Canadian dollars and in accordance with generally accepted accounting principles in Canada, or Canadian GAAP, which vary in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP, as described in Note 13 to the financial statements.  All references in this registration statement to “dollars” or “$” are to Canadian dollars

Statements made in this registration statement concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms.  If we filed any of these documents as an exhibit to this registration statement or to any registration statement or registration statement that we previously filed, you may read the document itself for a complete description of its terms.

Except for the historical information contained in this registration statement, the statements contained in this registration statement are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations.  Such forward-looking statements reflect our current view with respect to future events and financial results.  We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.  We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3.D. “Key Information- Risk Factors.”

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

A.	Directors and Senior Management.

Brad Nichol – President and Chief Executive Officer; Suite 1400 Elveden House, 717-7th Avenue SW. Calgary, AB T2P 0Z3 Canada
Hugh Loney – Manager, Geology; Suite 1400 Elveden House, 717-7th Avenue SW. Calgary, AB T2P 0Z3 Canada
Miles Johnson – Manager, Operations and Construction; Suite 1400 Elveden House, 717-7th Avenue SW. Calgary, AB T2P 0Z3 Canada
Ian Thomson - Chief Financial Officer; 179 Citadel Estates Heights NW Calgary, AB T3G 5E5
Ted Konyi – Director; Suite 1280, 333 Seymour Street, Vancouver, BC V6B 5A6
Scott Reeves – Director; 1250, 639 - 5th Avenue SW, Calgary AB T2P 0M9
Christopher R. Cooper – Director; 1910-1055 West Hastings Street, Vancouver BC V6E 2E9
Darcy Spady – Director; Suite 400, 750 - 11th Street SW, Calgary, Alberta, Canada, T2G 0R3.

B.	Advisors.

None.

C.	Auditors.

The Company’s current auditor is Deloitte & Touche LLP of 3000, 700-2nd Street SW, Calgary, Alberta, Canada T2P 0S7 and former auditors are Dale Matheson Carr-Hilton LaBonte LLP, Chartered Accountants, of 1500 – 1140 West Pender Street, Vancouver, BC, Canada V6E 4G1.  Both Auditors are members of the Institute of Chartered Accountants of British Columbia and are registered with the Canadian Public Accountability Board and with the United States Public Company Accounting Oversight Board.  Dale Matheson Carr-Hilton LaBonte LLP, Chartered Accountants reported for the fiscal periods ended March 31, 2007, March 31, 2008 and March 31, 2009.

Item 2.	Offer Statistics and Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following selected financial data for and as of the five years ended March 31, 2009, are derived from our audited financial statements which have been prepared in accordance with Canadian GAAP.  The selected financial data as of March 31, 2009 and 2008 and for the years ended March 31, 2009, 2008 and 2007 have been derived from our audited financial statements and notes thereto included elsewhere in this registration statement.  The selected financial data as of March 31, 2007, 2006 and 2005 and for the years ended March 31, 2006 and 2005 have been derived from audited financial statements not included in this registration statement.  The selected financial data set forth below should be read in conjunction with and are qualified by reference to Item 5 “Operating and Financial Review and Prospects” and our financial statements and notes thereto included elsewhere in this registration statement.

Selected Financial Information
	Year Ended March 31,
	2009	2008	2007	2006	2005
	(Canadian dollars in thousands except per share amounts)
Canadian GAAP:
Revenue from operations	—	—	—	—	—
Gross profit (loss)	—	—	—	—	—
Expenses (general, administration, interest, amortization and write downs)	$1,019	$159	$268	$123	$84
Net income (loss) for continuing operations	(999)	(151)	(216)	(112)	(84)
Income (loss) from discontinued operations	—	—	—	—	—
Net income (loss) for the year after discontinued operations	(999)	(151)	(216)	(112)	(84)

Cash	95	664	176	80	25
Other Current assets	—	—	—	2	—
Total assets	132	698	209	142	25
Current liabilities	111	77	128	739	486
Long term liabilities	—	—	—	—	—
Working capital (deficiency)	(16)	587	48	(657)	(461)
Shareholders’ equity (deficiency)	21	621	80	(597)	(461)
Total capital expenditures (including mineral properties)	—	—	3	8	—
Expenditures on mineral properties	—	—	12	52	—
Financing raised	480	624	183	176	25

Market capitalization	8,625	11,650	*	*	*
Shares outstanding	24,643	16,643	12,163	3,662	3,662
Warrants and options	—	—	4,489	115	457
Net loss per share	$(0.05)	$(0.01)	$(0.03)	$(0.02)	$(0.03)
__________________
*Market capitalization figures are not available for the earlier years indicated.  Our common shares were suspended from trading for the period between October 1, 2003 and November 17, 2006.  During the period that trading was suspended, we consolidated our common shares on a 1:5 basis and the trading which resumed on November 17, 2006 was of consolidated shares.

Selected Financial Information
	Year Ended March 31,
	2009	2008	2007	2006	2005
	(Canadian dollars in thousands except per share amounts)

U.S. GAAP:
Revenue from operations	—	—	—	—	—
Gross profit (loss)	—	—	—	—	—
Expenses (general and administration, interest, amortization and write downs)	$1,019	159	216	164	84
Net income (loss) from continuing operations	(999)	(151)	(216)	(164)	(84)
Net income (loss) from discontinued operations	—	—	—	-	—
Net income (loss)	(999)	(151)	(216)	(164)	(84)
Total comprehensive loss	(999)	(151)	(216)	(164)	(84)

Cash	95	664	176	80	25
Current assets	—	—	—	2	—
Total assets	132	698	209	82	25
Current liabilities	111	77	128	739	486
Long term liabilities	—	—	—	—	—
Working capital (deficiency)	(16)	587	47	(687)	(461)
Shareholders’ equity (deficiency)	21	621	80	(657)	(461)
Total capital expenditures (including mineral properties)	—	—	3	8	—
Expenditures on mineral properties	—	—	12	52	—
Financing raised	480	624	183	176	—

Market capitalization	8,625	11,650	797	*	*
Shares outstanding	24,643	16,643	11,982	3,662	3,662
Warrants and options	—	—	4,160	115	115
Basic and diluted net loss per share	(0.05)	(0.01)	(0.03)	(0.04)	(0.02)
__________________
*Market capitalization figures are not available for the earlier years indicated.  Our common shares were suspended from trading for the period between October 1, 2003 and November 17, 2006.  During the period that trading was suspended, we consolidated our common shares on a 1:5 basis and the trading which resumed on November 17, 2006 was of consolidated shares.

The following table presents certain financial information for the Company for the three month periods ending December 31, 2009, September 30, 2009, and June 30, 2009, adjusted for the effect of the accounting differences for resource exploration and development costs under U.S. GAAP compared to Canadian GAAP.

(Canadian dollars in thousands except per share amounts)

	Three month period ending
	Dec. 31 2009 $	Sept. 30 2009 $	June 30 2009 $
Total Sales and revenues	Nil	Nil	Nil

Net loss before and after extraordinary items
Canadian GAAP	(325,765)	(247,048)	(449,225)
Adjustments to U.S. GAAP:
Capitalized resource costs expensed	(186,775)	(541,845)	(162,356)
Net loss before and after extraordinary items
U. S. GAAP	(512,540)	(788,893)	(611,581)
Basic and diluted loss per share*	(0.016)	(0.030)	(0.029)
Total assets under Canadian GAAP	3,035,113	3,286,743	2,777,218
Adjustment to U.S. GAAP:
Capitalized resource costs expensed	(970,611)	(783,838)	(199,520)
Total assets under U.S. GAAP	2,064,502	2,502,905	2,577,698
Total liabilities under Canadian GAAP	249,987	842,724	139,377
Adjustments for U.S. GAAP	-	-	-
Total liabilities under U.S. GAAP	249,987	842,724	139,377
Cash dividends declared per share	Nil	Nil	Nil

* Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the share purchase warrants and stock options have been excluded as they are anti-dilutive.

** The June 2009 loss before and after extraordinary items have been restated to reflect only the fair value of stock options that have been vested as stock based compensation expense.

Exchange Rate Information

The following tables set forth, for each of the periods and dates indicated, the exchange rate of the United States dollar into Canadian dollars at the end of such year, the average exchange rate during each such year and the range of high and low rates for each such year, as supplied by the Bank of Canada.

	Year Ended March 31
Exchange Rate	2009	2008	2007	2006	2005
Rate at the End of the Period	1.1274	1.0024	1.1687	1.1572	1.2157
Average Rate	1.2613	1.0324	1.1387	1.1933	1.2782
High Rate	1.2645	1.1371	1.1789	1.2590	1.3829
Low Rate	0.9994	0.9616	1.1055	1.1461	1.1924

	Month (2009)
	April	May	June	July	Aug	Sept	Oct	Nov
Closing	1.2246	1.1429	1.1271	1.2222	1.0882	1.0818	1.0778	1.0572
Average	1.2240	1.1509	1.1265	1.0775	1.0950	1.0707	1.0556	1.0623
High	1.2323	1.1576	1.1325	1.172	1.1121	1.1103	1.0907	1.0802
Low	1.2192	1.1448	1.1188	1.0763	1.0670	1.0591	1.0288	1.0436

The exchange rate of the Canadian dollar against the U.S. dollar on March 23, 2010 was US$1.00 = CAD1.01908.

B.	Capitalization and Indebtedness

The Company did not undertake any debt financing during the period covered by this document. The Company has no debt.

The Company has an unlimited number of shares authorized.  The number of common shares issued and outstanding as of March 23, 2010 is 43,111,811.

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

The oil and gas industry is a highly diverse and competitive international business.  Competition could adversely affect our ability to acquire suitable producing properties or prospects for exploration in the future.

The oil and gas industry is a highly diverse and competitive international business, and we compete with many companies possessing financial resources and technical facilities many times greater than ours.  Oil and  gas by its nature, is a competitive business including competing for fresh ground with good exploration potential and competing for the requisite capital to move projects forward to production.  The selection of geographic areas of interest is only limited by the degree of risk a company is willing to accept by the acquisition of properties in emerging or developed markets and/or prospecting in explored or virgin territory. Competition could adversely affect our ability to acquire suitable producing properties or prospects for exploration in the future.

Exploration, development and production activities are subject to political, economic, operating hazards and other risks.

Exploration, development and production activities are potentially subject to political, economic, operating hazards and other risks, including:

•	cancellation or renegotiation of contracts;

•	changes in local and foreign laws and regulations;

•	changes in tax laws;

•	delays or refusal in granting prospecting permissions, oil and gas authorizations and work permits for foreign management staff;

•	environmental controls and permitting;

•	expropriation or nationalization of property or assets;

•	foreign exchange controls;

•	government mandated social expenditures;

•	import and export regulation, including restrictions on the sale of their production in foreign currencies;

•	industrial relations and the associated stability thereof;

•	inflation of cost that is not compensated for by a currency devaluation;

•	requirement that a foreign subsidiary or operating unit have a domestic joint venture partner, possibly which the foreign company must subsidize;

•
restrictions on the ability of local operating companies to sell their production for foreign currencies, and on the ability of such companies to hold these foreign currencies in offshore and/or local bank accounts;

•	restrictions on the ability of a foreign company to have management control of exploration and/or development of oil and gas operations;

•	restrictions on the remittance of dividend and interest payments offshore;

•	retroactive tax or royalty claims;

•	risks of loss due to civil strife, acts of war, guerrilla activities, insurrection and terrorism;

•
Environmental hazards, industrial accidents, unusual or unexpected geological formations and losses due to theft, fires, power outages, labor disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labor are other risks involved in the conduct of exploration programs;

•	royalties and tax increases or claims by governmental entities;

•	unreliable local infrastructure and services such as power, communications and transport links; and

•	other risks arising out of foreign sovereignty over the areas in which operations are conducted.

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

We have a limited operating history and if we are not successful in growing our business, then we may have to scale back or even cease our ongoing business operations.

We have yet to generate positive earnings from our current business strategy and there can be no assurance that we will ever operate profitably.  We have a limited operating history in our business of the acquisition, exploitation, development and production of oil and natural gas.  Our success significantly depends on successful acquisition and subsequent exploration activities. Our operations will be subject to all the risks inherent in the establishment of a developing enterprise and the uncertainties arising from the absence of a significant operating history. We may be unable to locate recoverable reserves or operate on a profitable basis. We are in the development stage and potential investors should be aware of the difficulties normally encountered by enterprises in the development stage. If our business plan is not successful, and we are not able to operate profitably, investors may lose some or all of their investment in our Company.

Because our properties are in the exploration stage there is minimal current oil or gas production from these properties and production may never occur on certain current properties.

An investment in oil and gas companies involves a significant degree of risk.  The degree of risk increases substantially where the Company’s properties are in the exploration as opposed to the development stage, as is the case with the Company.  At the time of the purchase of the Willesden Green properties, there was no production, nor were there any proven reserves in the Company or associated with the asset purchase.  However, the Company completed work on those properties and updated the reserve report,  which then showed proven reserves, but still no production.  The Company only recently began gas production in May, 2010. There is no assurance that such production will result in profitable operations.

Our oil and gas operations involve substantial costs and are subject to various economic risks.

Exploration and development of oil and gas reserves is a speculative venture necessarily involving a high degree of risk.  Exploration and development of oil and gas properties is subject to a number of factors including market fluctuations, the proximity and capacity of oil and gas markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of oil and gas and environmental protection.  The combination of these factors may result in the Company receiving an inadequate return on invested capital.

If we are unable to successfully recruit qualified managerial and field personnel having experience in oil and gas exploration, we may not be able to execute on our business plan.

Locating oil and gas reserves depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved.  Even a combination of experience, knowledge and careful evaluation may not be able to overcome the risks involved in exploration.

Our success depends on the continued contributions of our directors and executive officers and on our ability to attract new personnel whenever we seek to implement our business strategy.  Competition for qualified individuals is intense. We may not be able to locate and hire the skilled personnel that we may require.

Governmental regulations could adversely affect our business.

The petroleum industry is subject to regulation and intervention by governments in such matters as the awarding of exploration and production interests, the imposition of specific drilling obligations, environmental protection controls, control over the development and abandonment of fields (including restrictions on production) and possibly expropriation or cancellation of contract rights.  As well, governments may regulate or intervene with respect to price, taxes, royalties and the exportation of oil and natural gas.  Such regulations may be changed from time to time in response to economic or political conditions.  The implementation of new regulations or the modification of existing regulations affecting the oil and gas industry could reduce demand for natural gas and crude oil, increase costs and may have a material adverse impact on the Company.  Export sales are subject to the authorization of provincial and federal government agencies and the corresponding governmental policies of foreign countries.

Exploration and production activities are subject to certain environmental regulations which may prevent or delay the commencement or continuation of our operations.

The Company’s operations are subject to stringent environmental laws and regulations.  These laws and regulations generally require the Company to limit, remove or remedy the effect of the Company’s activities on the environment at present and former operating sites, including limiting emissions to the environment, dismantling production facilities and remediating damage caused by the disposal or release of specified substances.

It is expected that changes in environmental legislation may also require, among other things, reductions in emissions to the air from the Company’s operations and could result in increased capital expenditures.  Such changes could result in stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, which could have a material adverse effect on the Company’s financial condition or results of operations.

Even if we were to develop a property, we may not be successful or profitable.

Should a property be developed into a producing property, the operations will be subject to the risks normally encountered in this business.  Recoverable reserves may not be marketed profitably or in such a manner as to provide an adequate return on invested capital.  The commercial viability, marketability and price of hydrocarbons which may be acquired or discovered by the Company will be affected by numerous factors including the particular attributes of the reserve body, proximity to infrastructure, changing production costs, supply and demand, the rate of inflation, international inventory levels, the political environment and changes in international investment patterns.

Volatility of crude oil and natural gas prices may significantly affect our results of operations.

Prices received for crude oil and natural gas are commodities that are sensitive to numerous worldwide factors and are generally sold at contract or posted prices. The marketability and price of oil and natural gas which may be acquired or discovered by the Company are affected by numerous factors.  The Company will be affected by the differential between the price paid by refiners for light quality oil and the medium grades of oil which may be produced by the Company.  The ability of the Company to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets.  The Company is also subject to market fluctuations in the prices of oil and natural gas, deliverability uncertainties related to the proximity of its reserves to pipeline and processing facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

Estimates of potential recoverable oil and gas reserves on our properties may not be accurate.

In general, estimates of economically recoverable oil and natural gas reserves and resources and the future net cash flows from such reserves and resources are based upon a number of variable factors and assumptions, such as expected reservoir characteristics based on geological, geophysical and engineering assessments, future production rates based on historical performance and expected future operating and investment activities, future oil and natural gas prices and quality differentials, assumed effects of regulation by governmental agencies and future development and operating costs, all of which may vary considerably from actual results.  All such estimates are to some degree speculative, and classifications of reserves and resources are only attempts to define the degree of speculation involved.  For those reasons, estimates of the economically recoverable oil and natural gas reserves and resources attributable to any particular group of properties, classification of such reserves and resources based on risk of recovery and estimates of the future net revenues expected from such reserves and resources, that are prepared by different engineers or by the same engineers at different times, may vary substantially.

Operating hazards and other uncertainties involved in developing and exploring for oil and natural gas may lead to unexpected losses which may have a material adverse impact on the Company.

The Company’s operations are subject to the risks normally associated with the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blowouts and fires, all of which could result in personal injuries, loss of life and damage to the property of the Company and others.  In accordance with customary industry practice, the Company is not fully insured against all of these risks, nor are all such risks insurable.  The Company maintains insurance that it believes is consistent with or exceeds industry practice to protect against losses due to accidental destruction of assets, well blow-outs, pollution and other business interruptions.  The Company currently carries the following policies:

•
Commercial General Liability policy for bodily injury or damages to the property of others not in our care, custody or control, with limits of $1,000,000 for each occurrence of bodily injury or property damage, $2,000,000 general aggregate coverage, $1,000,000 forest fire fighting expense, $1,000,000 non-owned automobile liability, and $1,000,000 for sudden and accidental pollution.  This policy has deductibles ranging from $2,500 for general claims to $500,000 for claims related to oil pipelines exceeding 6 inches in diameter.

•
Operators’ Extra Expense policy covering our wells with per occurrence liability limits of $5,000,000 for cost of control and $1,000,000 for care, custody and control.  The deductible on this policy is $50,000 for wells up to 5,000 feet, and $100,000 for wells deeper than 5,000 feet, and there is a separate deducible of $50,000 for care, custody and control claims.

•	Directors and Officers Liability policy with liability limits of $5,000,000 per occurrence and a deductible of $25,000 per claim.

•	Umbrella policy for bodily injury or damage to the property of others in excess of other primary insurance, with a liability limit of $4,000,000. This policy has a self-insured retention of $25,000.

The Company may become subject to liability for accidents or damages arising from pollution or other hazards against which it cannot insure, or against which it may elect not to insure because of high premium costs or other reasons.  Payment of such liabilities could reduce funds available for operations of the Company or could result in the loss of its properties.

Project delays and over-runs may delay expected revenues from operations.

Significant project delays and cost over-runs could make a project uneconomic.  The Company’s ability to execute projects and market oil and natural gas depends upon numerous, including the availability of drilling and related equipment; the availability and proximity of pipeline capacity; the availability of processing capacity; the availability and productivity of skilled labor; the effects of inclement weather; unexpected cost increases; currency fluctuations; the supply of and demand for oil and natural gas; the availability of alternative fuel sources; accidental events; and regulation of the oil and natural gas industry by various levels of government and governmental agencies.  Because of these factors, the Company may be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas that it hopes to produce.

Supply and demand of drilling equipment and access restrictions may delay exploration and development activities.

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted.  Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration and development activities.

Due to the recent world-wide  market and credit conditions, it may be difficult to consummate certain types of oil and gas transactions with other companies to expand our properties.

In December 2008, we cancelled separate transactions to acquire British American Natural Gas Corporation (“BANG”) and First West Petroleum Inc. as a result of the parties being unable to obtain financing due to the world-wide market and credit conditions.  We expended significant resources in due diligence and pre-acquisition matters in connection with these proposed acquisitions which we have charged against operations.  Until credit conditions improve, it will be difficult for us to enter into similar transactions, which may have a material adverse effect on the Company’s results of operations and business.

We may not be able to collect on a promissory note made by us to BANG in connection with the terminated transaction.

 In connection with the BANG transaction, we loaned US$ 400,000 to BANG to allow BANG to meet certain funding requirements.  Following the cancellation of the transaction, BANG has yet to repay the note and any accrued interest.  We may not be able to collect on the note and we have written down the value of the note to a nominal value.

We will need to raise additional capital to finance our exploration and development activities which may not be on favorable terms to us and may be dilutive to existing shareholders.

Additional funds will likely be required to continue and maintain the Company’s operations, including exploration and development activities on an ongoing basis.  The development of the Company’s properties and the acquisition of additional properties will depend upon the Company’s ability to obtain financing through the joint venture of projects, equity financing, debt financing or other means.  The Company’s management estimates that $5,000,000 in financing proceeds will be required by September 30, 2010, and an additional $2,000,000 in financing proceeds will be required by March 31, 2011, in order to maintain our operations, including exploration and development activities.  We currently do not have any commitments to satisfy these financing requirements, and such financing may not be available on favorable terms or at all.

Any additional equity financing may be dilutive to existing shareholders and debt financing, if available, may involve restrictions on financing operating activities.  Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in certain properties, miss certain acquisition opportunities, and reduce or terminate its operations.

We may enter debt financings which may impair our ability to obtain additional financings in the future.

From time to time, the Company may enter into transactions to acquire assets or the shares of other companies.  These transactions may be financed partially or wholly with debt, which may increase the Company’s debt levels above industry standards.  Neither the Company’s articles nor its by-laws limit the amount of indebtedness that the Company may incur.  The level of the Company’s indebtedness from time to time could impair the Company’s ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

We do not maintain key-man insurance with respect to any of our directors, officers or key employees and loss of such persons may adversely effect our operations.

The success of the Company will depend on management and its key personnel.  Loss of such management or personnel could adversely affect the Company’s business operations and prospects.  The Company does not maintain “key-man” insurance with respect to any of its directors, officers or key employees as at the date hereof.

Our officers and directors are also officer and directors of other companies involved in oil and gas exploration which may result in a conflict on interest.

Certain of the directors and officers of the Company are also directors and officers of other companies involved in oil and natural gas exploitation, development, production and acquisition, and conflicts of interest may arise between their duties as officers and directors of the Company and as officers and directors of such other companies and situations may arise where directors or officers of the Company will be in direct competition with the Company.  Conflicts, if any, in respect of the Company and its directors and officers must be disclosed in accordance with and will be subject to the procedures and remedies under the Business Corporations Act of Alberta, as applicable.

We are subject to foreign currency risks that could harm our financial results.

Little to none of the Company’s activities are transacted in or referenced to United States dollars.  The Company’s operating costs, and certain of the Company’s payments in order to maintain property interests are to be in the local currency of the jurisdiction where the applicable property is located.  As a result, fluctuations in the US dollar against the Canadian dollar could result in unanticipated fluctuations in the Company’s financial results which are denominated in Canadian dollars.  The Company does not manage its exposure to fluctuations in the United States dollar to Canadian dollar exchange rates.

We may be exposed to interest rate cash flow risk in the event we assume any long term debt.

If the Company assumes any long term debt, management of the Company anticipates the use of floating rate debt to finance its operations.  Floating rate debt obligations would expose the Company to changes in interest payments due to fluctuations in interest rates.  The Company does not currently manage its exposure to interest rate cash flow risk.

Title to the properties in which we have an interest may be impaired by title defects.

Title to oil and natural gas interests are difficult to determine without incurring substantial expenses.  In accordance with industry practice, the Company conducts such title reviews in connection with its principal properties as it believes are commensurate with the value of such properties.  The actual interest of the Company in certain properties may vary from the Company’s records.

The Company’s properties are expected to be generally held in the form of licenses, concessions, permits and regulatory consents (in this section, “Authorizations”).  The Company’s activities are dependent upon the grant and maintenance of appropriate Authorizations, which may not be granted; may be made subject to limitations which, if not met, will result in the termination or withdrawal of the Authorization; or may be otherwise withdrawn.  The obligations required to maintain each Authorization may not be met.  In addition, such Authorizations are subject to periodic renewal and they may not be renewed or granted on the same terms of the initial grant, if at all.  The termination or expiration of the Company’s Authorizations may have a material adverse effect on the Company’s results of operations and business.

In addition, the areas covered by the Authorizations are or may be subject to agreements with the proprietors of the land.  If such agreements are terminated, found void or otherwise challenged, the Company may suffer significant damage through the loss of opportunity to identify and extract oil or gas.

We are subject to political, economic and other uncertainties at our properties located in Alberta, Canada.

For the foreseeable future, all of the Company’s exploration activities will be located in Alberta.  As a result, the Company is subject to political, economic and other uncertainties, including but not limited to, changes in energy policies or the personnel administering them, nationalization, cancellation or modification of contract rights, restrictions, royalty and tax increases, and other risks over the areas in which the Company’s operations are conducted.  Changes in legislation may affect the Company’s oil and natural gas exploration and production activities.

We have never paid cash dividends and have no intention to pay dividends in the foreseeable future.

The Company has never declared or paid cash dividends on its common stock.  The Company does not anticipate that it will pay any cash dividends on its common stock in the foreseeable future.  The Company intends to retain all available funds and any future earnings to fund the development and growth of its business.  Accordingly, the stockholders of the Company will not receive a return on their investment unless the value of the Company’s shares increases, which may or may not occur.

The volume of trading of our shares has been limited and volatile in the past and is likely to continue to be so in the future

The volume of trading of our common shares on the NEX board of the TSX Venture Exchange in Canada has been limited and volatile in the past and is likely to continue to be so in the future, reducing the liquidity of an investment in our shares and making it difficult for investors to readily sell their shares in the open market.  Without a liquid market for our shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices.  On May 1, 2008, we initiated a suspension in the trading of our common shares pending the public announcement of the letters of intent relating to the BANG and First West acquisitions, which we entered into on such date.  On July, 2008, our management determined that the trading in our shares of common stock would remain suspended until the closing of the BANG and First West acquisitions. The BANG and First West acquisitions were cancelled at the end of the calendar year of 2008. Trading resumed at the beginning of 2009.

Our share price has been highly volatile and may continue to be volatile and decline.

The trading price of our shares has fluctuated in the past and may continue to do so in the future as a result of a number of factors.  In addition, market prices for oil and gas company securities, by their nature, are volatile and have experienced wide fluctuations.  Factors such as rapidly changing commodity prices, political unrest globally and in countries where we operate, speculative interest in oil and gas stocks are but a few factors affecting the volatility of the share price.  Substantially all of our past financings have been conducted through the sale of our common shares and we intend to seek financing in the future through a private placement of our common shares.  Market price fluctuations would have a significant impact on our ability to complete equity financings in the future.

It may be difficult to enforce a U.S. judgment against us or our officers and directors, to assert U.S. securities laws claims in Canada or serve process on substantially all of our officers and directors.

We were incorporated under the laws of the Province of British Columbia, Canada, and continued under the Business Corporations Act of Alberta on July, 23, 2009.  Consequently, it will be difficult for U.S. investors to effect service of process in the United States upon our directors or officers, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the U.S. Securities Exchange Act of 1934, as amended.  All of our directors and officers are residents of Canada and our assets may be located outside of the United States.  A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or our company predicated solely upon such civil liabilities.

Item 4.	Information on the Company

A.           History and Development of the Company

We were incorporated under the British Columbia Company Act in British Columbia, Canada on September 13, 1968, as Tanzilla Explorations Ltd, and continued under the Business Corporations Act of Alberta on July 23, 2009.  We changed our name to Regis Development Corporation on June 28, 1974, to Manus Industries Inc. on January 10, 1992, to Consolidated Manus Industries Inc. on November 10, 1992, to Westmount Resources Ltd. On February 8, 1996, to Mt. Tom Minerals Corp. on May 20, 1998, to Global Net Entertainment Corp. on October 21, 1999. At a meeting of the shareholders held on September 1, 2005, the Company’s shareholders approved a change of the Company’s name from “Global Net Entertainment Corp.” to “Guildhall Minerals Ltd.” (effective February 21, 2006) to reflect the change in the Company’s primary business focus.  The shareholders also approved a consolidation of its share capital on a one-for-five basis.  The share consolidation received regulatory approval and took effect on November 17, 2006. The common shares of the Company were also reinstated for trading on the NEX.  At a meeting of the shareholders held on July 20, 2009, the Company’s shareholders approved a change of the Company’s name from “Guildhall Minerals Ltd.” To “Edge Resources Inc.” to reflect the change in the Company’s primary business focus.

On April 15, 2009, the Company entered into the Asset Purchase Agreement to purchase certain petroleum and natural gas assets, tangibles and miscellaneous interest situated in the Willesden Green area of west-central Alberta from Poplar Point Energy Inc.  In doing so, the Company became an oil and gas exploration company, the primary asset of which will be its rights and interests in the petroleum and natural gas assets of the Willesden Green Property. By executing this transaction, the Company was able to qualify its property and become a Tier 2 issuer listed on the TSX.

We are a company registered under the Business Corporations Act (Alberta) and operate under that Act and associated legislation.  Our principal executive offices are at Suite 1400, Elveden House 717-7th Avenue SW Calgary, Alberta T2P 0Z3 (403)767-9905. Our common shares are listed for trading on TSX Venture Exchange in Canada under the symbol “EDE.”

B.           Business Overview

We are an exploration stage company engaged principally in the acquisition, exploration and when warranted, development, of oil and gas properties.  From our incorporation in 1968 until the end of 2004, we engaged in various business activities and mineral exploration activities, all of which were abandoned and terminated as being not successful or offering a potential for profit.  Since the beginning of 2005, we have negotiated and signed option agreements for two British Columbia, Canada mineral properties, both of which we have since terminated. We are presently engaged in the acquisition and development of oil and gas properties.  Our principal business will be to identify and evaluate opportunities for the acquisition of interests in oil and gas properties and to undertake exploration and/or development programs on such properties if acquired or to joint venture or option such properties to third parties, with a view to discovering oil and natural gas.

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

Bridge Property

On February 20, 2007, we entered into an option agreement with the Nicoya Explorations Ltd. (“Nicoya”), pursuant to which we had the right to acquire a 100% ownership interest in the “Bridge” mineral claim if exploration commenced before February 15, 2008.  The Bridge property is located near the village of Gold Bridge, approximately 150 kilometers (95 miles) northwest of Vancouver, British Columbia, Canada.  The Bridge property consisted of a single mineral claim covering 450 hectares (approximately 1,111.5 acres) and is located in an area which has a history of gold mineralization and some gold production.

Under an extension agreement entered into on March 20, 2008 between us and Nicoya, Nicoya agreed to extend all of the deadline dates included in the original option agreement by one year in consideration of $1,000 paid by us to Nicoya.

On March 20, 2009 the Company decided not to pursue further interest in the claim and have allowed the option to lapse and the claim expire.

British American Natural Gas Corporation

On May 1, 2008, we entered into a letter of intent with British American Natural Gas Corporation (“BANG”), an oil and gas exploration company, incorporated in Nevada and headquartered in Houston, Texas.  BANG’s assets include oil and gas concessions aggregating approximately 11,400,000 acres onshore and offshore Mozambique.  Three concessions are now subject to farm-out agreements, pursuant to which another U.S. oil company will drill exploration wells on such concessions and will pay 100% of the exploration costs (estimated at $90 million) for a 60% interest in the concessions.  BANG informed us that the drilling of a well on the Inhaminga Concession commenced on July 4, 2008.  Under the letter of intent, we agreed to acquire BANG in a share purchase transaction.

On July 16, 2008 the Company loaned $504,520 (US$400,000) by way of a promissory note to BANG.  The loan together with interest at a rate of 5% per annum, is due on July 16, 2010.  The funds were provided to BANG to enable it to meet its interim funding requirements with respect to its share of the work program on the Mozambique concessions as provided for in the Letter of Intent dated May 1, 2008.

Due to the weak world market and credit conditions, on December 23, 2008 all parties mutually agreed not to proceed with the proposed transactions.  The proposed $30,000,000 financing through Haywood Securities Ltd., as agent, was also cancelled.

With the termination of these transactions, the company charged all the due diligence and pre-acquisition costs aggregating $268,279 to operations.  As of March 31, 2009, the $400,000 USD that was advanced to BANG had not been repaid.

We believe that the recovery of the promissory note and accrued interest may be in question.  The asset has been impaired and written down to a nominal value of $1.  This has resulted in a charge to operations of $522,350 which was recorded in the 2009 fiscal year.   Management is actively pursuing the collection of this note receivable and the accrued interest owed.

First West Petroleum Inc.

On May 20, 2008, we entered into a non-binding letter of intent with First West Petroleum Inc. (“First West”), under which we agreed to acquire First West in a share purchase transaction.  First West is a private Alberta company which owns crude oil, natural gas and natural gas liquids and associated equipment.  First West’s production is all located in the Province of Alberta, Canada.

Under the letter of intent, we agreed to offer the shareholders of First West to purchase 100% of the issued and outstanding shares of First West, subject to certain terms and conditions.

Due to the weak world market and credit conditions, on December 23, 2008 all parties mutually agreed not to proceed with the proposed transactions.  The proposed $30,000,000 financing through Haywood Securities Ltd., as agent, was also cancelled.

Willesden Green Property

On March 19, 2009 the Company signed an Assignment Agreement with Quarry Bay Capital LLC (“Quarry Bay”) to which we acquired all of Quarry Bay’s rights and obligations pursuant to a Letter Agreement (the “Letter”) signed between Poplar Point Energy Inc. (“Poplar”) and Quarry Bay for $25,000.  Under the terms of the Letter, the Company shall pay a total cash consideration of One Million Five Hundred Thousand dollars (CDN $1,500,000) for the certain petroleum and natural gas assets, tangibles and miscellaneous interest situated in the Willesden Green area of west-central Alberta from Poplar. This was an arm’s length transaction to the Company.  The petroleum and natural gas assets consists of 50% working interest in two sections and 100% working interest in five sections, all of which contains drilled, cased and in some cases, completed gas wells.  Additionally, the Company is required to drill and complete two gross shallow gas wells prior to July 31, 2009, to earn post pooled minority interests of 4.84375% and 7.23125% respectively, in two gross sections of land in the same area.  The Company completed this acquisition on May 28th, 2009 and the Company drilled and completed the two wells on July 23, 2009.  Pursuant to the Asset Purchase Agreement, on April 15, 2009, the Company signed an Agreement Of Purchase and Sale with Poplar to acquire petroleum and natural gas assets consisting of a 50% working interest in two sections and 100% working interest in five sections, all of which contains drilled, cased and in some cases, completed gas wells.  Additionally, the Company was required to drill and complete two gross shallow gas wells prior to July 31, 2009, to earn post pooled minority interests of 4.84375% and 7.23125% respectively, in two gross sections of land in the same area. The total consideration paid by the Company to Poplar was $1,500,000 cash.  In addition the Company agreed to pay a finder’s fee of $107,500 to Corporate House Equity Ltd., an arm’s length party.

On May 28, 2009 the TSX Venture Exchange accepted for filing the agreement to purchase these assets. See Item 4D “Information on the Company – Property, Plants and Equipment” for information regarding the properties we will acquire if the First West acquisition is consummated.

The purchase was completed based on a reserve report dated December 31, 2008, and as such at the time of the purchase of the Willesden Green properties, there was no production, nor were there any proved reserves.  However, subsequent to acquiring the properties, the Company completed work on those properties and updated the reserve report, which then showed proved reserves but still no production.

Private Placements

On December 31, 2008 the Company announced a private placement of up to 8,000,000 common shares in the capital stock of the Company at a price of $0.05 per share, for proceeds of $400,000.  This private placement was accepted by the TSX Venture Exchange for filing on January 16, 2009.  Proceeds from this private placement and the aforementioned loan were used to retire debt incurred during the acquisition process of BANG and First West and for general working capital purposes.

Concurrent with the closing of the acquisition of the Willesden Green area petroleum interests from Poplar Point Energy Inc., the Company completed a private placement of 12,183,000 common shares at $0.25 per share for gross proceeds of $3,045,750.  The proceeds were used to pay cash commissions aggregating $165,602 to certain finders for the introduction of the subscribers, the acquisition costs of the petroleum interests of $1,500,000 and for general working capital purposes.

On October 14, 2009, the Company completed a non-brokered private placement of shares for net proceeds of $520,800 to be used for drilling programs and general working capital purposes.

On February 2, 2010, the Company announced a private placement of up to 2,000,000 common shares in at a price of $0.15 per common share, for gross proceeds of up to $300,000.  On March 4 , 2010, the Company announced that the amount of the offering had increased to 4,066,997 units at a price of $0.15 per unit, for gross proceeds of $609,050.  Each unit consists of one common and one common share purchase warrant with an exercise price of $0.20 per share and an exercise period of one year from the closing of the offering.  Securities to be issued pursuant to the offering are subject to a four-month hold period from the date of closing. Proceeds from the offering will be used for general working capital purposes.  The private placement is subject to final regulatory and TSX Venture Exchange approval.

The Company intends to raise equity funding on an on going basis for the purpose of financing general working capital and exploration programs.

During the prior fiscal year the Company received $80,000 by way of a loan payable on demand, unsecured and non-interest bearing from a third party. The amount was repaid during the current fiscal year. The Company has made no other debt financing arrangements during this fiscal year.

C.           Organizational Structure

We are not a member of any group of companies.  We do not presently have any subsidiaries, however, if we identify in the future any company to acquire, we may form or acquire one or more subsidiaries for such acquisition.

D.           Property, Plants and Equipment

Our activities are focused on the exploration of oil and gas properties. As of the date of this registration statement, we do not own plants or equipment.

Willesden Green Property

On March 19, 2009 the Company signed an Assignment Agreement with Quarry Bay to which we acquired all of Quarry Bay’s rights and obligations pursuant to a Letter Agreement (the “Letter”) signed between Poplar and Quarry Bay for $25,000.  Under the terms of the Letter, the company shall pay a total cash consideration of One Million Five Hundred Thousand dollars (CDN $1,500,000) for the certain petroleum and natural gas assets, tangibles and miscellaneous interest situated in the Willesden Green area of west-central Alberta from Poplar Point Energy Inc.  The petroleum and natural gas assets consists of 50% working interest in two sections and 100% working interest in five sections, all of which contains drilled, cased and in some cases, completed gas wells.  Additionally, the Company was required to drill and complete two gross shallow gas wells prior to July 31, 2009, to earn post pooled minority interests of 4.84375% and 7.23125% respectively, in two gross sections of land in the same area.  The Company drilled such two wells on July 23, 2009.

Pursuant to the Asset Purchase Agreement, on April 15th, 2009 the Company signed an Agreement Of Purchase and Sale with Poplar to acquire petroleum and natural gas assets consisting of 50% working interest in two sections and 100% working interest in five sections, all of which contains drilled, cased and in some cases, completed gas wells.  Additionally, the Company was required to drill and complete two gross shallow gas wells prior to July 31, 2009, to earn post pooled minority interests of 4.84375% and 7.23125% respectively, in two gross sections of land in the same area. The total consideration payable by the Company to Poplar is $1,500,000 cash.  In addition the Company agreed to pay a finder’s fee of $107,500 to Corporate House Equity Ltd., an arm’s length party.

On May 28, 2009 the TSX Venture Exchange accepted for filing the agreement to purchase these assets.

The purchase was completed based on a reserve report dated December 31, 2008, and as such at the time of the purchase of the Willesden Green properties, there was no production, nor were there any proved reserves.  However, subsequent to acquiring the properties, the Company completed work on those properties and updated the reserve report, which then showed proven reserves, but still no production.

The table below outlines certain Petroleum and Natural Gas Rights and certain Tangibles and other Miscellaneous Interests in the properties acquired pursuant to the Asset Purchase Agreement:

Lands	Petroleum And Natural Gas Rights	Vendor’s Interest	Wells

TWP 41 RGE 3 W5M: 31	NG to base Edmonton Sands	100%	100/04-31-041-03-W5/00

TWP 41 RGE 4 W5M: 33	NG to base Edmonton Sands	100%	100/16-33-041-04-W5/00

TWP 41 RGE 4 W5M:SE 35	NG to base Edmonton Sands	100%	100/12-35-041-04-W5/00

TWP 41 RGE 4 W5M: SW 35	NG to base Edmonton Sands	100%	100/12-35-041-04-W5/00

TWP 41 RGE 4 W5M: NE 35	NG to base Edmonton Sands	100%	100/12-35-041-04-W5/00

TWP 41 RGE 4 W5M: Ptn. NW 35	NG to base Edmonton Sands	100%	100/12-35-041-04-W5/00

TWP 41 RGE 4 W5M: Ptn. NW 35	NG to top Belly River	100%	100/12-35-041-04-W5/00

TWP 42 RGE 4 W5M: NE 5	NG to top Belly River	100%	102/11-05-042-04-W5/00

TWP 42 RGE 4 W5M: NW 5	NG to top Belly River	100%	102/11-05-042-04-W5/00

TWP 42 RGE 4 W5M: SW 5

TWP 42 RGE 4 W5M: NW 5	NG to top Belly River	100%	102/11-05-042-04-W5/00

TWP 42 RGE 4 W5M: SW 5

TWP 42 RGE 4 W5M: NW 5	NG to top Belly River	100%	102/11-05-042-04-W5/00

TWP 42 RGE 4 W5M: SW 5

TWP 42 RGE 4 W5M: NW 5	NG to top Belly River	100%	102/11-05-042-04-W5/00

TWP 42 RGE 4 W5M: SW 5

TWP 42 RGE 4 W5M: SE 5	NG to top Belly River	100%	102/11-05-042-04-W5/00

Lands	Petroleum And Natural Gas Rights	Vendor’s Interest	Wells

TWP 42 RGE 4 W5M: 6	NG to base Edmonton Sands	100%	102/16-06-042-04-W5/00

TWP 42 RGE 4 W5M: SE 7	NG to base Edmonton Sands	50%	102/14-07-042-04-W5/00

TWP 42 RGE 4 W5M: NW 7	NG to base Edmonton Sands	50%	102/14-07-042-04-W5/00

TWP 42 RGE 4 W5M: SW 7	NG to base Edmonton Sands	50%	102/14-07-042-04-W5/00

TWP 42 RGE 4 W5M: NE 7	NG to base Edmonton Sands	50%	102/14-07-042-04-W5/00

TWP 42 RGE 4 W5M: W 9	NG to base Edmonton Sands	50%	102/4-09-042-04-W5/00

TWP 42 RGE 4 W5M: SE 9	NG to base Edmonton Sands	50%	102/4-09-042-04-W5/00

TWP 42 RGE 4 W5M: NE 9	NG to base Edmonton Sands	50%	102/4-09-042-04-W5/00

Additionally, the Company will undertake to drill and complete two gross wells on behalf of the Vendor to earn certain Petroleum and Natural Gas Rights and other Miscellaneous Interests related thereto in respect of the following properties:

Lands	Petroleum And Natural Gas Rights	Vendor’s Interest	Wells

TWP 40 RGE 5 W5M: NE24	NG to base Edmonton Sands	19.375%	None

TWP 40 RGE 5 W5M: SE25

TWP 40 RGE 5 W5M: SW25	NG to base Edmonton Sands	9.55%	None

The following information is with respect to the Target Assets, which are properties material to the Company (assuming completion of the Acquisition and completion of the COB).

NI 51-101 Report

A report entitled “Guildhall Minerals Ltd. – Reserve Estimation and Economic Evaluation” by AJM Petroleum Consultants (“AJM”) and prepared by Douglas S. Ashton, P. Eng, and D.L. Horbachewski, P. Geol, each an independent qualified person, dated April 28, 2009 (effective date December 31, 2008) (the “NI 51-101 Report”), was prepared for the Company in compliance with NI 51-101. This report shows no proved or producing reserves on the properties which were purchased by the Company.  The following summary has been prepared with the consent of AJM and in most cases is a direct extract of the disclosure contained in the NI 51-101 Report, who have authorized the contents of this part of this registration statement.  A copy of the NI 51-101 Report may be inspected at the offices of the Company at Suite 2410 – 650 West Georgia Street, Vancouver, British Columbia, V6B 4N7 during normal business hours.  The NI 51-101 Report will be filed with certain Canadian securities regulatory authorities pursuant to NI-51-101 and will be available for review on the SEDAR website at www.sedar.com.

In the course of the evaluation, the Vendor provided the Author’s personnel with basic information which included land, well and accounting (product prices and operating costs) information; reservoir and geological studies, estimates of on-stream dates for certain properties, contract information, budget forecasts and financial data. Other engineering, geological or economic data required to conduct the evaluation and upon which this report is based, were obtained from public records, other operators and from the Author’s non-confidential files. The extent and character of ownership and accuracy of all factual data supplied for the independent evaluation, from all sources, has been accepted.

AJM received a “Representation Letter” from the Vendor dated April 27, 2009 prior to the finalization of the NI 51-101 Report. This letter specifically addressed the accuracy, completeness and materiality of all the data and information that was supplied to AJM during the course of its evaluation of the Vendor’s reserves and net present values.

A field inspection and environmental/safety assessment of the properties was beyond the scope of the engagement of the AJM and none was carried out. The Representation Letter received from the Vendor provided assurance that no additional information necessary for the completion of our assignment would have been obtained by a field inspection.

The accuracy of any reserve and production estimates is a function of the quality and quantity of available data and of engineering interpretation and judgment. While reserve and production estimates presented herein are considered reasonable, and adhere to the COGEH and NI 51-101 (as applicable), the estimates should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify revision, either upward or downward.

Revenue projections presented in the NI 51-101 Report are based in part on forecasts of market prices, current exchange rates, inflation, market demand and government policy which are subject to uncertainties and may in future differ materially from the forecasts in the NI 51-101 Report. Present values of future net revenues documented in the NI 51-101 Report do not necessarily represent the fair market value of the reserves evaluated herein.

Item 4A.                 Unresolved Staff Comments

Not applicable.

Item 5.                    Operating and Financial Review and Prospects

The following discussion of our results of operations should be read together with our financial statements and the related notes, which appear elsewhere in this registration statement.  The following discussion may contain forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties.  Our actual results may differ materially from those discussed in the forward-looking statements.  Factors that could cause or contribute to such differences include those discussed below and elsewhere in this registration statement.

A.           Operating Results

Overview

We are exploration stage company engaged principally in the acquisition, exploration and when warranted, development, of oil and gas properties.  From our incorporation in 1968 until the end of 2004, we engaged in various business activities and mineral exploration activities, all of which were abandoned and terminated as being not successful or offering a potential for profit.  Since the beginning of 2005, we have negotiated and signed option agreements for two British Columbia, Canada mineral properties, both of which we have since terminated. We are presently engaged in the acquisition and development of oil and gas properties.  Our principal business will be to identify and evaluate opportunities for the acquisition of interests in oil and gas properties and to undertake exploration and/or development programs on such properties if acquired or to joint venture or option such properties to third parties, with a view to discovering oil and natural gas. The Company completed the acquisition of certain oil and gas assets on May 28Th, 2009.    See Item 4B “Information on the Company – Business Overview.”

Our financial statements appearing in this registration statement are prepared in Canadian dollars and in accordance with Canadian GAAP which vary in certain respects from U.S. GAAP, as described in Note 13 to the financial statements for the year ended March 31, 2009.

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

Oil and Gas Properties

The Company follows the full cost method of accounting for its oil and gas operations whereby all costs related to the acquisition of, exploration for and development of petroleum and natural gas interests are capitalized.  Such costs include land and lease acquisition costs, annual carrying charges of non-producing properties, geological and geophysical costs, interest costs, costs of drilling and equipping productive and non-productive wells, and direct exploration consulting fees. Proceeds from the disposal of oil and gas interests are recorded as a reduction of the related expenditures without recognition of a gain or loss unless the disposal would result in a change of 20 percent or more in the depletion rate.

Depletion and depreciation of the capitalized costs will be computed using the unit-of-production method based on the estimated proven reserves of oil and gas determined by independent consultants.  Costs of significant unproved properties, net of impairment, and estimated salvage values are excluded from the depletion and depreciation calculation.

Estimated future removal and site restoration costs are provided over the life of proven reserves on a unit-of-production basis. Costs, which include the cost of production, equipment removal and environmental clean-up, are estimated each period by management based on current regulations, costs, technologies and industry standards.   The charge is included in the provision for depletion and depreciation and the actual restoration expenditures are charged to the accumulated provision accounts as incurred.

The Company evaluates its oil and gas assets on an annual basis using a ceiling test to determine that the costs are recoverable and do not exceed the fair value of the properties.  The costs are assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves less unproved properties exceed the carrying value of the oil and gas assets.  If the carrying value of the oil and gas assets is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flows expected form the production of proved and probable reserves less unproved properties.  The cash flows are estimated using the future product prices and costs and are discounted using a risk-free rate.

Foreign Currency Translation

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

Loss per Share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on loss per common share is recognized from the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the respective periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the share purchase warrants and stock options have been excluded as they are anti-dilutive.

Stock-Based Compensation

The Company recognizes compensation expense for stock options using the fair value based method in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. Under this method, the fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company’s stock, and a weighted average expected life of the options. The estimated fair value of the options is determined at the date of grant and recorded over the options’ vesting period.  Any consideration paid on amounts attributable to stock options is credited to share capital upon exercise together with amounts previously allocated to contributed surplus arising from the initial value recorded.

Asset Retirement Obligations

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of tangible long-lived assets, including rights to explore or exploit natural resources, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

Impairment of Long-Lived Assets

Long-lived assets are tested for recoverability when events or changes in circumstances indicate their carrying value may not be recoverable.  A long-lived asset is potentially not recoverable when its carrying value is greater than the sum of its undiscounted cash flows expected to result from its use and eventual disposition.  The impairment loss, if any, is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value.

Comprehensive Income (Loss)

CICA Handbook Section 1530 establishes standards for reporting and presenting comprehensive income (loss), which is defined as the change in equity from transactions and other events from non owner sources.  Other comprehensive income (loss) refers to items recognized in comprehensive income (loss) that are excluded from net income (loss) calculated in accordance with generally accepted accounting principles.  The Company’s comprehensive income (loss) is equal to its net loss for the year.

Financial Instruments

CICA Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new CICA Handbook sections in Note 10 to these financial statements.

The Company’s financial instruments consist of cash and cash equivalents, promissory note receivable, accounts payable, loan payable and amounts due to related parties.  The fair value of the Company’s arms-length short term financial instruments is estimated by management to approximate their carrying values due to their immediate or short-term maturity.  The fair value of advances due to related parties has not been determined as comparable arms-length interest, security and risk information is not determinable.

The Company designated its cash and cash equivalents as held-for-trading, which are measured at fair value.  Promissory note receivable is classified as loans and receivables, which are measured at amortized cost.  Accounts payable, loan payable and due to related parties are classified as other financial liabilities, which are measured at amortized cost.

Results of Operations - Year Ended March 31, 2009

Income. We did not have any revenues in the three fiscal years ended March 31, 2009, 2008 and 2007.  In the fiscal year ended March 31, 2009, we had interest income of $3,716 earned on short term guaranteed certificates and $16,710 of accrued interest on the “Bang” promissory note receivable (2008 - $7,714; 2007 - $nil).

Expenses. Our operating expenses are primarily general and administrative in nature and include management, consulting, accounting and legal fees.  Our operating expenses increased to $321,738 in the fiscal year ended March 31, 2009, from $169,910 in the fiscal year ended March 31, 2008 (2007 - $196,407).  Total expenses increased in fiscal years 2008 and 2009 from $158,797 to $1,019,568 (2007 - $216,222) primarily as a result of write-offs of acquisition and financing costs of $268,279 and the write-down of our note receivable totaling $522,350 including accrued interest.  Pursuant to a loan agreement dated July 16, 2008, the Company loaned $504,520 (US$400,000) by way of a promissory note to British American Natural Gas Corporation.  This loan was in conjunction with a proposed acquisition (refer to Note 5 of the financial statements).  The loan, together with interest at a rate of 5% per annum, is due on July 16, 2010. Management has determined that collectability of these amounts is uncertain and therefore has written down the note receivable and accrued interest to $1.

Write-down of mineral properties.  In the fiscal year ended March 31, 2007, we determined that the carrying value of the Stellar property may not be recoverable and $71,314 relating to the property was written-off.  In the fiscal year ended March 31, 2008, following our termination of the option agreement for the Stellar property in July 2007, we wrote-off the property to nil carrying value and recorded a write-down of $1. At March 31, 2009 the Company decided not to pursue further interest in the claims and have allowed the option to lapse.  The Company has written off the property to $nil resulting in a loss of $33,500.

Exploration Tax Credit. We recorded a British Columbia Mineral Tax credit of $2,461 in the year ended March 31, 2009 for exploration previously carried out on the Bridge property which has been recorded in income as the carrying value has been fully written off.  We recorded a British Columbia Mineral Tax credit of $11,114 in the year ended March 31, 2008 for exploration previously carried out on the Stellar property which has been recorded in income as the carrying value has been fully written off. We did not record any tax credit in the fiscal years ended March 31, 2007 and 2006.

Gain on debt settlement.  In the fiscal years ended March 31, 2007 and 2006, we recorded a gain of $51,500 and $11,439, respectively, due to a debt settlement that resulted in the cancellation of outstanding debt for management fees owed to our President and Chief Executive Officer.

Net Loss.  As a result of the above, we incurred a net loss of $999,142  $151,083, and $216,222 in the years ended March 31, 2009, 2008 and 2007.

Results of Operations - Nine Months ended December 31, 2009

Income.  We did not have any revenues for the nine months ended December 31, 2009, as compared to $13,214 for the comparable period in 2008 which was primarily attributed to accrued interest.

Total Expenses.  As a result of the above, total expenses increased to $1,022,038 for the nine month period ended December 31, 2009, from $246,298 in the comparable period in 2008.

Consulting Fees.  Consulting fees increased to $126,141 for the nine months ended December 31, 2009, as compared to $30,000 for the comparable period in 2008, due primarily to the addition of consulting services of a director, and financial consulting fees to third parties and entities performing senior management functions.

Professional Fees.  Professional fees increased to $146,599 for the nine months ended December 31, 2009, as compared to $78,198 for the comparable period in 2008, due primarily to an increase in stock exchange filings and legal and audit costs, reactivation with the TSX Venture exchange, our name change and our application for listing in the United States.

Travel and Promotion.  Travel and promotion expenses increased to $92,023 for the nine months ended December 31, 2009, as compared $4,628 for the comparable period in 2008, due primarily to increased travel to resource locations and presentations.

Rent.  Rent expenses increased to $69,921  for the nine months ended December 31, 2009, as compared $41,000 for the comparable period in 2008, due to our a move to new premises with increased rent costs.

Director Fees and Management Fees.  Director fees increased were of $19,000 for the nine months ended December 31, 2009, as compared to $20,000 for the comparable period in 2008.

Management Fees.  Management fees decreased to $0 for the nine months ended December 31, 2009, as compared to $22,500 for the comparable period in 2008, due to termination of an engagement contract that was place during the 2008 period.

Shareholder Information Costs.  Costs associated with shareholders’ information increased to $33,418 for the nine months ended December 31, 2009, as compared $1,930 for the comparable period in 2008, due to an increase in market news releases.

Stock Exchange and Transfer Agent Fees.  Stock exchange and transfer agent fees increased to $44,863 for the nine months ended December 31, 2009, as compared to $10,287 for the comparable period in 2008, due primarily to an increase in regulatory filings in 2009.

Office and Administration.  Office and administration expenses increased to $117,053 for the nine months ended December 31, 2009, as compared to $37,753 for the comparable period in 2008 due web-site development costs and increased administrative activities and staff related to our increased activity.

Capitalization of Exploration and Development Costs.  General and administrative costs related to oil and gas exploration and development activities of $334,867 have been capitalized during the period ended December 31, 2009 (2008 - $nil).

Stock Based Compensation Expense.  During the nine month period ended December 31, 2009, we incurred $370,776 of stock based compensation expenses associated with option grants to certain key officers, directors and consultants.

Net Loss.  As a result of the above, we incurred a net loss for nine month period ending December 31, 2009 totaled $1,022,038 (2008: $432,194).

Recently Issued Accounting Standards

Canadian Pronouncements

Recently Adopted Accounting Policies

Accounting Changes
Effective April 1, 2007, the Company adopted CICA Handbook Section 1506, “Accounting Changes.”.  This new standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and the correction of errors.   The disclosure is to include, on an interim and annual basis, a description and the impact on the Company on any new primary source of GAAP that has been issued but is not yet effective.  Adoption of this standard did not affect the Company’s financial result.

Capital Disclosures
The new standard, CICA Handbook Section 1535, Capital Disclosures, is effective for annual and interim periods beginning on or after October 1, 2007 and requires disclosure of the Company’s objectives, policies and processes for managing capital; quantitative data about what the Company regards as capital; whether the Company has complies with any capital requirements; and, if the Company has not complied, the consequences of such non-compliance.  The new accounting standard covers disclosure only and has had no effect on the financial results of the Company.  See Note 11.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities
In January 2009, the CICA approved Emerging Issues Committee (“EIC”) 173, Credit Risk and the Fair Value of Financial Assets and Liabilities.  This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments.  This guidance is applicable to fiscal periods ending on or after January 12, 2009. Management does not expect that this will have a significant impact on the Company’s financial statements.

General Standards of Financial Statement Presentation
CICA Handbook Section 1400 includes requirements for management to assess and disclose an entity’s ability to continue as a going concern.  This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company has provided the additional disclosure required in Note 1.

Goodwill and Intangible Assets
As of April 1, 2009, the Company has adopted Handbook Section 3064 “Goodwill and Intangible Assets” which replaced Handbook Section 3062 “Goodwill and Other Intangible Assets” and Handbook Section 3450 “Research and Development Costs”.  This Section clarifies the criteria for recognizing assets, intangible assets and internally developed assets.  Items no longer meeting the definition of an asset are not recognized with assets.  The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Accounting Standard 38 “Intangible Assets”.  At the time of adoption there was no effect on the financial statements.

New Accounting Standards Not Yet Adopted

International Financial Reporting Standards
In 2006, Canada’s Accounting Standards Board (“AcSB”) ratified a strategic plan that will result in the convergence of Canadian GAAP, as used by public companies, with International Financial Reporting Standards (“IFRS”) over a transitional period. The AcSB has developed and published a detailed implementation plan, with a changeover date for fiscal years beginning on or after January 1, 2011. The impact of the transition to IFRS on the Company’s financial statements has yet to be determined.

During 2009 and 2010, the Company will assess its requirements and first time adoption methodologies, including its internal training and resource needs.  The Company expects that by the second calendar quarter of 2010 management will have assessed conversion and first time adoption implications.  During 2010 additional disclosures and analysis of impacts will be provided leading up to adoption in the first quarter of 2011.

Business Combination, Non-Controlling Interest, and Consolidation
In January 2009, the CICA issued Handbook Sections 1582, Business Combination (“Section 1582”), 1601, Consolidated Financial Statements. (“Section 1601”) and 1602, Non-controlling Interests, (“Section 1602”) which replaces CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements.  Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS.  Section 1582 is applicable for the Company’s business combinations and acquisition dates on or after January 1, 2011.  Early adoption of this section is permitted.  Section 1601 is applicable for the Company’s interim and annual financial statements for its fiscal year beginning January 1, 2011.  Early adoption of this section is permitted.  If the Company chooses to adopt any one of these sections, the other sections must also be adopted at the same time.  The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

United States Pronouncements

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

In April 2009, the FASB issued FSP SFAS 157-4 which provides additional guidance for estimating fair value in accordance with SFAS 157, “Fair Value Measurements”, when the volume and level of activity for the asset or liability have significantly decreased. FSP SFAS 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP SFAS 157-4 requires the disclosure of the inputs and valuation technique(s) used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period. The adoption of this statement did not have a material impact on the Company’s results of operations and financial position.

In June 2009, the FASB issued FAS No. 165 “Subsequent Events” (“FAS 165”). FAS 165 requires companies to recognize in the financial statements the effects of subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. An entity shall disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued. Companies are not permitted to recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are issued. Some non recognized subsequent events must be disclosed to keep the financial statements from being misleading. For such events a company must disclose the nature of the event, an estimate of its financial effect, or a statement that such an estimate cannot be made. This Statement applies prospectively for interim or annual financial periods ending after June 15, 2009. The adoption of FAS 165 is not expected to have a material impact on the Company’s results of operations and financial position.

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162 (“SFAS 168”). Upon its adoption, the FASB Accounting Standards Codification (the “Codification”) will become the source of authoritative GAAP recognized by the FASB to be applied to nongovernmental entities. On the effective date of SFAS 168, the Codification will supersede all then-existing non-SEC accounting and reporting standards. Following SFAS 168, the FASB will not issue new accounting standards in the form of FASB Statements, FASB Staff Positions, or Emerging Issues Task Force abstracts. SFAS 168 will also modify the existing hierarchy of GAAP to include only two levels — authoritative and non-authoritative. SFAS 168 will be effective for financial statements issued for interim and annual periods ending after September 15, 2009, and early adoption is not permitted. The Company does not believe that the adoption of this standard will have a material impact on its financial position, results of operations or cash flows.

B.           Liquidity and Capital Resources

As of March 31, 2009

We are an exploration stage company engaged principally in the acquisition, exploration and, when warranted, the development of Oil and Gas Properties and as of March 31, 2009, we had an accumulated deficit of $11,045,777.  We have historically financed our operations from the sale of our securities and the exercise of outstanding warrants and options.

We had $94,822 of cash and cash equivalents and a working capital deficit of $15,724 at March 31, 2009 compared to $664,333 of cash and cash equivalents and $587,083 of working capital as of March 31, 2008.   Cash, cash equivalents and working capital deceased significantly in fiscal year 2009 as a result of increased legal, accounting, and auditing expenses related to the proposed British America Natural Gas and First West Petroleum acquisitions which were mutually cancelled in December 2008.

Net cash used in operating activities was $609,747, 135,908, and $72,170 during the years ended March 31, 2009, 2008 and 2007, respectively.  These amounts were used for administrative expenses, including management fees, consulting fees, accounting fees and legal fees.  Net cash used in operating activities increased significantly in fiscal year 2009 as a result of the $522,351 ($400,000 USD) that was advanced to BANG, which has not been recovered and was written down to a nominal value of $1, resulting in a charge to operations of $522,350.

Net cash used in investing activities was $439,764, $nil, and $14,211, during the years ended March 31, 2009, 2008 and 2007, respectively.  Cash used in investing activities increased in fiscal 2009 as we worked towards closing significant transactions.

Net cash provided by financing activities was $480,000, $624,030 and $182,600 during the years ended March 31, 2009, 2008 and 2007, respectively.  Cash provided by financing activities during the fiscal year ended March 31, 2009 reflects proceeds from a sale of our securities and a third party unsecured loan of $80,000.  Cash provided by financing activities during the year ended March 31, 2008 reflects the exercise of warrants and for the year ended March 31, 2007 from sales of our securities.

As of December 31, 2009

As at December 31, 2009, the Company had $129,243 (2008: $28,723) in cash on hand and working capital of $345,877 (2008: working capital deficiency of $333,011).

The increase in working capital came as a result of the private placement financing that was completed on May 26, 2009 for gross proceeds of $3,045,750.  Portions of the proceeds were used to purchase the Willesden Green petroleum and natural gas assets including finder’s fees in the amount of $1,607,501, repayment of a demand loan of $80,000, for exploration, development and drilling programs related to the natural gas assets and for general working capital.

On October 14, 2009, the Company completed a non-brokered private placement of shares for net proceeds of $520,800 to be used for drilling programs and general working capital purposes.

We will require substantial additional funds in order to achieve our long-term goals and make any significant acquisitions.  In addition, we will require additional funds to undertake any significant exploration work or other business activities.  We have historically financed our operations from the sale of our securities and the exercise of outstanding warrants and options.  In the opinion of the Company’s management, the current working capital of the Company is not sufficient for the Company’s present requirements, including the Company’s planned operations and exploration and development activities.  The Company intends to obtain additional financing to meet its working capital requirements through the joint venture of projects, equity financing, debt financing or other means.  Any shortfall in funding could have a material adverse effect on our business and future success.

C.	Research and Development, Patents and Licenses

We have not performed any research and development over the past three fiscal years.  We do not have any specific research and development policies.

D.           Trend Information

We are exploration stage company engaged principally in the acquisition, exploration and when warranted, development, of oil and gas properties.  As a result, our business is dependent on the worldwide prices of oil and gas on which we are focused at a given time.

In addition, because some of our operations may be located in foreign countries, our foreign costs, as expressed in Canadian dollars, are influenced by fluctuations in the exchange rate of the Canadian dollar against the currencies of those countries.  If the Canadian dollar cost of our foreign operations increases as a result of the depreciation of the Canadian dollar, our Canadian dollar-measured results of operations will be adversely affected.

E.           Off-balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.           Tabular Disclosure of Contractual Obligations

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Purchase obligations (1)	$1,500,000	$1,500,000	$-	$-	$-
Drilling obligations (2)	$1,500,000	$1,500,000	$-	$-	$-
Total	$3,000,000	$3,000,000	$-	$-	$-

(1)
Under the Letter Agreement (the “Letter”) signed between Poplar and Quarry Bay which was assigned to us, we were required to pay a total cash consideration of CDN$1,500,000 for the certain petroleum and natural gas assets, tangibles and miscellaneous interest situated in the Willesden Green area of west-central Alberta from Poplar. The transaction closed in May 2009 and the $1,500,000 was paid to Poplar.

(2)
As part of the May 2009 acquisition, we are required to drill and complete two gross shallow gas wells prior to July 31, 2009, to earn post pooled minority interests of 4.84375% and 7.23125% respectively.  To date, we have paid 100% of the drilling and completion costs of these two wells.  Our partners have not yet indicated if they will participate for their share of the costs.  If they choose not to, we may earn a portion or all of these partners’ working interests.

Item 6.                      Directors, Senior Management and Employees

A.           Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Brad Nichol	39	President & Chief Executive Officer

Hugh Loney	44	Manager, Geology

Miles Johnson	46	Manager, Operations and Construction

Scott Reeves	40	Director

Ian Thomson	28	Chief Financial Officer

Christopher R. Cooper	40	Director

Darcy Spady	46	Director

Ted Konyi	55	Director

There are no known family relationships between any of our officers and directors. To the best knowledge of our knowledge, there are no arrangements or understandings with any major shareholders, customers, suppliers or others, pursuant to which any of our officers and directors was selected as a director or member of senior management.

Scott Reeves, Director

Mr. Reeves is a partner with a practice focused on securities, corporate finance and commercial transactions for emerging and growth companies and partnerships. He has advised numerous private and public corporations on a wide range of business matters including access to capital markets, corporate governance and operational issues.

Mr. Reeves acts for a large number of TSX and TSX Venture Exchange-listed companies in a wide range of industries, including oil and gas, mining, technology, biotechnology and industrial issuers. Mr. Reeves has extensive experience in private and public debt and equity offerings, corporate acquisitions of assets and shares, corporate restructurings and debt financing. He also acts a director and/or corporate secretary for many public and private companies, providing detailed corporate governance and continuous disclosure advice to his clients.

Mr. Reeves has both law and bachelor of commerce degrees (with distinction) from the University of Alberta where he served as co-editor in chief for the Alberta Law Review. He has received numerous academic and community service awards and has published and lectured extensively in the areas of growth financing, stock exchange listing and corporate governance.

He has acted as a lead instructor for the Masters degree program in eBusiness from Osgoode Hall Law School and has taught eCommerce Financing at Calgary’s Mount Royal College. He currently teaches an advanced corporate finance course on Growth Businesses and the Law for the University of Alberta’s Faculty of Law. Scott is also a member of the Alberta Advisory Board for the TSX Venture Exchange.

Christopher R. Cooper, Director

Mr. Cooper has over ten years experience in oil and gas management and finance. Since April 2003, Mr. Chris Cooper has served as the President and Chief Executive Officer of Northern Sun Exploration Company Inc. and is a director of Benchmark Energy. Mr. Cooper co-founded several junior and intermediate oil and gas companies including Choice Resources, Watch Resources Ltd. And Banks Energy Inc., and was instrumental in the acquisition and/or merger of these companies. Mr. Cooper holds a Bachelor of Business Administration degree from Hofstra University and an MBA degree in Business from Dowling College.

Ian Thomson, Chief Financial Officer

Ian Thomson completed his Bachelor of Commerce degree at the University of Calgary in 2003. He articled at Heywood Holmes & Partners LLP in Red Deer, Alberta for a year before returning to Calgary and joining DNTW Chartered Accountants, LLP. He wrote the UFE in 2005 and obtained his CA designation in September 2006. In January 2006, Mr. Thomson moved on to work with Ascend LLP which merged with Meyers Norris Penny LLP in January 2008. Mr. Thomson started his own firm, Ian Thomson Professional Corporation, in December 2008 through which he provides accounting support to public and private companies, as well as compilations and tax services for owner-managed businesses.

Darcy Spady, Director

Mr. Spady’s previous positions include President & CEO at Contact Exploration, Chief Operating Officer at PetroGlobe Inc., Director of Production Optimization and Vice President of Canadian Operations for Columbia Natural Resources, LLC. (CNR) based in Charleston, West Virginia, and General Manager of Columbia’s Canadian subsidiary based in Fredericton, New Brunswick. He has held various Engineering and Management positions at Dowell and Schlumberger Wireline. Mr. Spady has a Bachelor of Science in Petroleum Engineering from the University of Alberta and is a Registered Professional Engineer in the Provinces of Alberta and New Brunswick, Canada.

Ted Konyi, Director

Mr. Konyi has over 25 years experience as a financial entrepreneur. As founder of the Maxwell group of companies, he has been involved in the startup and growth phases of 15 corporations primarily in the energy and technology industries. The primary operating company in the group, Maxwell Mercantile Inc., has completed in excess of $200 million in private and public financings. From 1988 through 1998, Mr. Konyi was responsible for forming and financing 17 Limited Partnerships that invested successfully in the energy sector. This involved the acquisition of ~$120 million of producing oil and gas assets in Alberta and managing the cash flow for over 1500 limited partners. From 1994 to the present, Mr. Konyi has been involved as a director or senior officer in 12 publicly listed companies. Currently a director of Magnum Energy Inc., a public Alberta based oil and gas company and a founding director of First Coal Corporation, a private B.C. based metallurgical coal company.

Brad Nichol, President

Brad Nichol has held roles in the executive suite of junior oil and gas exploration and production companies. His experiences are in private and public startups, takeovers and turnarounds. In his position as Management Consultant at a top-tier international firm, Mr. Nichol advised the CEOs and CFOs of Fortune 500 corporations on business and corporate strategies, mergers & acquisitions and corporate reorganizations throughout Europe and the United States.

Mr. Nichol joined Schlumberger in 1992, and enjoyed an international career focused on technical excellence, project management and field operations. His early career focused on reservoir evaluation and enhancement strategies. In 1996 he assumed responsibility for reservoir stimulation and wellbore construction services for BP in Colombia. In 1999 Mr. Nichol joined a U.K business unit in the Measurement and Systems division of Schlumberger, and was on the team responsible for the corporate turnaround and eventual sale of that business.  Mr. Nichol is a Professional Engineer (Mechanical) and earned his MBA, with honours, from the London Business School.

Hugh Loney, Manager, Geology

Hugh Loney has provided geological services to many small to mid-sized petroleum companies. His passion for prospecting has been focused on Western Canada, specifically central and southern Alberta, for his entire career.  After earning his BSc. In Geology with a minor in Geography, he worked in geological roles at Altana Exploration, Encounter Energy, Lannex Resources, Terradyne Energy and Berry Creek Resources.

Mr. Loney then entered the Independent Engineering Evaluator arena when he joined Ryder Scott Company of Engineers and later, A.J.M. Petroleum Consultants. While at these firms, Mr. Loney identified and evaluated existing and potential hydrocarbon plays in Canada, the US and Internationally.

Mr. Loney left Independent Engineering Evaluations to serve as Senior Geologist with the largest Edmonton Sands E&P Company in Canada, where he worked with both land and engineering staff to drill with a near perfect success rate in the Edmonton Sands.

Mr. Loney’s pragmatic, holistic approach, refined through his experiences in the evaluation, engineering and geological fields make him one of the most well-rounded technical professionals in the industry.

Miles Johnson, Manager, Operations and Construction

Miles Johnson brings a wealth of experience to Edge Resources. He has spent his entire career in the energy industry in the management of mining operations, project co-ordination and all aspects of facilities and pipeline construction.  Mr. Johnson has been Operations Manager with a major Placer Mining Operation in Dawson City, Yukon, founder and President of Maverick Gold Mines and on the Board of Directors for the Klondike Placer Miners Association.

His in-depth knowledge of plant and field operations, originating at Shell’s Rosevear sour gas plant, led him to start his own multi-service oil and gas consulting company, where he has successfully consulted to Conoco Canada, Crew Energy, Provident Energy, Infiniti Resources, Argent Energy and Grantech International. As Chief Inspector for Conoco Canada in the challenging Foothills Region, Mr. Johnson held complete responsibility for all regulatory consultations, First Nations consultations, environmental (Dept. of Fisheries & Oceans, Forestry, Fish & Wildlife, Alberta Environment) consultations, co-ordination with surface land and construction of all roads, leases, pipelines and facilities.

Mr. Johnson is well known for his success at continually reducing timelines and costs with innovation and ingenuity.

B.           Compensation

On June 1, 2009, the Company entered into an Executive Consulting Agreement with FiveN Consulting Inc. (FiveNFiveN) a company owned and operated by Brad Nichol, our President and CEO.  Pursuant to this agreement, FiveN provides the functions of the Company’s President & CEO through the services of Mr. Nichol.  FiveN Consulting is paid $15,416 (2008 and 2007 - $nil) per month for these services.  All services provided by Mr. Nichol to the Company are provided through FiveN.  The duties and services Mr. Nichol provides to the Company are not in conflict nor are there any fiduciary conflicts with FiveN Consulting.  In providing services to the Company, Mr. Nichol does not owe any fiduciary duty to FiveN that is different from, or in conflict with, the duties owed by Mr. Nichol to the Company.  On June 2, 2009 the Company granted 750,000 options to Mr. Nichol at an exercise price of $0.30 per share for a 5 year period.  One-quarter of these options vested immediately; and one-quarter of the options shall vest on each of the sixth month anniversary; the one year anniversary and the eighteenth month anniversary from the grant date.

During the year ended March 31, 2009 the Company incurred: $22,500 for management fees to the past President and CEO (2008 - $30,000; 2007 - $30,000).  At March 31, 2009 $nil (2008 - $7,516; 2007 - $15,775) is owing to the past President and CEO for fees and expenses incurred on behalf of the Company.  The outstanding amounts are unsecured, non-interest bearing and without specific repayment terms. During November 2007, 130,000 shares at a price of $0.21 per share were issued in settlement of $27,300 of debt due the past President and CEO.

Terence Kwan, the Company’s former Chief Financial Officer, also acts as its accountant.  Pursuant to an unwritten agreement between the Company, Mr. Kwan and TK Investments Ltd., a company controlled by Mr. Kwan, a monthly fee of $3,000 was paid to TK Investments, Ld. in consideration of Mr. Kwan’s accounting services from the period of April 2008 to September 2008.  The monthly fee was increased to $3,500 per month from October 2008 to March 2009.  Total fees paid for the fiscal year ended March 31, 2009 were $39,000 (2008: $36,000; 2007 - $5,000).  At March 31, 2009 $nil (2008 - $3,150; 2007 - $5,000) was owing to TK Investments Ld.   In November 2007, 70,000 shares at a price of $0.21 per share were issued in settlement of $14,700 of debt due to TK Investments, Ld.  In providing services to the Company, Mr. Kwan does not owe any fiduciary duty to TK Investments, Ld, that is different from, or in conflict with, the duties owed by Mr. Kwan to the Company.

In May, 2010, Ian Thomson CA replaced Mr. Kwan as the Company’s Chief Financial Officer.  Pursuant to an unwritten agreement between the Company, Mr. Thomson and Ian Thomson Professional Corporation, a company controlled by Mr. Thomson, a fee is paid to Ian Thomson Professional corporation in consideration of Mr. Thomson’s services to the Company.  The fee is calculated based on the time spent and difficulty of the duties Mr. Thomson is required to complete to satisfy his duty as the CFO.  In providing services to the Company, Mr. Thomson does not owe any fiduciary duty to Ian Thomson Professional Corporation that is different from, or in conflict with, the duties owed by Mr. Thomson to the Company.

It is anticipated that directors who are not also executive officers of the Company, will receive no compensation for their attendance at meetings, but will be eligible to receive stock options and to be reimbursed for their related reasonable expenses incurred in relation to attendance at meetings.

From April 2009 to September 2009, Mr. Spady received $1,500 per month for his services as a director. In addition, Mr. Spady received a $10,000 initial retainer fee, bringing his total compensation to $19,000 for the period April 2009 through September 2009. We also compensate our directors for service on our board with stock option grants.  Except for these stock option grants and the payments to Mr. Spady, executive officers of the company who also act as directors of the Company are not expected to receive any additional compensation for services rendered in their capacity as directors. The options issued to the current and former directors are as follows:

Directors	Number of Share Options	Exercise Price	Grant Date	Expiration
Scott Reeves	100,000	$0.30	3/26/2010	3/26/2015
Christopher R. Cooper	100,000	$0.30	3/26/2010	3/26/2015
Terence Kwan (1)	100,000	$0.31	7/8/2009	7/8/2014
Scott Reeves	100,000	$0.30	6/2/2009	6/2/2014
Christopher R. Cooper	100,000	$0.30	6/2/2009	6/2/2014
Darcy Spady	100,000	$0.30	6/2/2009	6/2/2014
Brad Nichol	750,000	$0.30	6/2/2009	6/2/2014
Ted Konyi	100,000	$0.30	5/31/2010	5/31/2015
____________________
(1) Options granted to TK Investments Ld, a company controlled by Mr. Kwan.

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

Our Audit Committee is comprised of Christopher Cooper, Darcy Spady and Scott Reeves.  Our Audit Committee has adopted an Audit Committee Charter which generally provides as follows:

The Audit Committee must be comprised of a majority of unrelated directors who are financially literate, and at least one member must have accounting or related financial expertise.  All members of the audit committee have the required accounting or related financial expertise.  The Audit Committee is responsible for: (1)  reviewing the Company’s annual financial statements and making recommendations as to approval of such statements by the board of directors; (2) approving the quarterly financial statements of the Company before publication; (3) establishing the independence of the external auditor; and  (4) overseeing management reporting on internal control.

D.           Employees

The Company has no employees.  We retain consultants as senior management.

E.           Share Ownership

Share Ownership

The following sets forth, as at December 31, 2009, the total amount of common shares directly or indirectly owned by our directors and senior management and that may be acquired within 60 days, based on 38,825,924 common shares issued and outstanding on December 31, 2009.

		Percentage of
	Common Shares	Common Shares
	Beneficially Owned	Outstanding
Holder	(1)
Officers, Directors and Management
Brad Nichol, President and CEO	1,975,000	5.09%
Hugh Loney, Manager, Geology	1,725,000	4.44%
Miles Johnson, Manager, Operations and Construction	1,650,000	4.25%
Jesse Griffith, Manager, Land and Business Development	1,450,000	3.73%
Terence Kwan, CFO and Director	470,000	1.21%
Scott Reeves, Director	50,000	0.13%
Christopher R. Cooper, Director	60,000	0.15%
Darcy Spady, Director	50,000	0.13%

Total Officers, Directors and Management (8 persons)	7,430,000	19.14%
_________________
(1)	Includes common shares issuable upon the exercise of stock options that are vested as of, or will vest within 60 days of, December 31, 2009, as follows:

Brad Nichol, President and CEO	375,000
Hugh Loney, Manager, Geology	325,000
Miles Johnson, Manager, Operations and Construction	250,000
Jesse Griffith, Manager, Land and Business Development	250,000
Terence Kwan, CFO and Director (1)	50,000
Scott Reeves, Director	50,000
Christopher R. Cooper, Director	50,000
Darcy Spady, Director	50,000
_____________
(1) Options granted to TK Investments Ld, a company controlled by Mr. Kwan.

Share Options

     At December 31, 2009, our directors and senior management held the following share options:

	Number of	Average
	Share	Strike	Expiration
Officers, Directors and Management	Options	Price	Dates
Brad Nichol, President and CEO	750,000	$0.30	6/2/2014
Hugh Loney, Manager, Geology	650,000	$0.30	6/2/2014
Miles Johnson, Manager, Operations and Construction	500,000	$0.30	6/2/2014
Jesse Griffith, Manager, Land and Business Development	500,000	$0.31	9/24/2014
Terence Kwan, CFO and Director	100,000	$0.31	7/8/2014
Scott Reeves, Director	100,000	$0.30	6/2/2014
Christopher R. Cooper, Director	100,000	$0.30	6/2/2014
Darcy Spady, Director	100,000	$0.30	6/2/2014

Total Officers, Directors and Management (8 persons)	2,300,000	$0.30
_____________
(1) Options granted to TK Investments Ld, a company controlled by Mr. Kwan.

On July 7, 2005, the Company adopted a formal stock option plan (the “Plan”) for senior officers, directors, employees and key consultants of the Company and any subsidiary, which permits the granting of options to purchase up to a maximum of 10% of the outstanding common shares.  The Plan is structured to comply with the rules of the TEX and was ratified by the Shareholders at the Annual General and Special Meeting held on July 20, 2009.  Under the Plan, no one optionee can receive grants of options for greater than 5% of the outstanding common shares during any 12 month period.  Option grants to persons conducting investor relations activities must not exceed greater than 2% of the number of outstanding common shares.  The number of options and the exercise price of all options is set by the board of directors of the Company, or a committee thereof, at the time of grant, provided that the exercise price will not be less than the minimum then specified by the rules of the TEX.  Options may not be granted for a term exceeding five years – which will be, if the optionee dies, reduced to a term of one year following the date of death – and if the optionee ceases to be qualified to receive options from the Company, options held by such optionee will expire 30 days after the date of such cessation.  Options granted under the Plan may not be assigned by the optionee.

On June 2, 2009 the Company granted options to certain officers, directors, employees or consultants to purchase an aggregate of 2,700,000 common shares in the capital of the Company at an exercise price of $0.30 per share for a 5 year period.  Included in the June 2, 2009 option grant are 750,000 options issued to our President, Mr. Brad Nichol increasing his fully diluted ownership to 6.4% of the common shares as of June 2, 2009.  One-quarter of these options vested immediately; and one-quarter of the options shall vest on each of the sixth month anniversary; the one year anniversary and the eighteenth month anniversary from the grant date.

On July 8, 2009, the Company granted options to certain officers, directors, or consultants to purchase an aggregate of 300,000 common shares at an exercise price of $0.31 per share for a 5 year period.  One-quarter of the options vested immediately; and one-quarter of the options shall be vested on each of the sixth month anniversary; the one year anniversary and the eighteen month anniversary from the grant date.

On September 24, 2009, the Company granted options to a consultant to purchase an aggregate of 500,000 common shares at an exercise price of $0.31 per share for a 5 year period.  One-quarter of these options vested immediately; and one-quarter of the options shall be vested on each of the sixth month anniversary; the one year anniversary and the eighteen month anniversary from the grant date.

On March 26, 2010, the Company granted options to certain officers, directors or employees of the Company to purchase an aggregate of for a total of 400,000 common shares of the Company at an exercise price of $0.30 per share for a 5 year period.  One-quarter of these options vested immediately; and one-quarter of the options shall be vested on each of the sixth month anniversary; the one year anniversary and the eighteen month anniversary from the grant date. The options are also subject to a four month and one day hold period expiring July 26, 2010.

Item 7.                      Major Shareholders and Related Party Transactions

A.           Major Shareholders

To the best of our knowledge, as of December 31, 2009 there are two shareholders which beneficially own 5% or more of our issued and outstanding common shares: Quarry Bay Equity Inc. which owns 2,720,000, or 7.01%, and Coach Capital LLC which owns 2,000,000, or 5.15%.  Although we have an unlimited number of preferred shares available for issue, we have not issued any preferred shares to date.  All of our shareholders have the same voting rights.  Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Pursuant to the rules of the SEC, common shares which an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be beneficially owned and outstanding for the purpose of computing the percentage ownership of any other person.

Based on a review of information provided to us by our transfer agent, as of December 31, 2009, there were 55 holders of record of our common shares, including 16 holders of record residing in the United States holding 2,082,455 common shares, or 5.36% of the aggregate 38,825,924 common shares outstanding as of such date.

We are not aware of any arrangement, the operation of which may at some subsequent date result in a change of control of our company.

B.           Related Party Transactions

The Company incurred and/or paid fees and expenses directly and indirectly to certain current or former officers and directors of the Company.  During the years ended March 31, 2009, March 31, 2008 and March 31, 2007 transactions with related parties conducted in the normal course of operations are recorded at the exchange value as summarized below:

$22,500 (2008: $30,000; 2007 - $30,000) for management fees was paid in favour of the late President and CEO, Mr. Michael Laidlaw, at a $2,500 per month pursuant to an Engagement Agreement between the Company and Mr. Laidlaw.  As at March 31, 2009 $nil (2008 - $7,516; 2007 - $15,775) was payable to Mr. Laidlaw pursuant to the Agreement. The agreement ceased to be operative on the passing away of Mr. Laidlaw on December 14, 2008. During November 2007, 130,000 shares at a price of $0.21 per share were issued in settlement of $27,300 of debt due to Mr. Laidlaw as CEO and President.

Carl Jonsson, the Company’s past Director and Corporate Secretary, acted as the Company’s lawyer through his firm, Tupper Jonsson & Yeadon.  All of the charges for Mr. Jonsson’s services were invoiced by the law firm.  Legal fees and disbursements of $20,854 (2008 - $28,816; 2007 - $60,016) were paid to this law firm. At March 31, 2009 $nil (2008: $7,548; 2007 - $36,491) was owing to the firm.  During November 2007 120,000 shares at a price of $0.21 per share were issued in settlement of $25,200 of debt due to the law firm.

Terence Kwan, the Company’s former Chief Financial Officer, also acts as its accountant and is paid a monthly fee of $3,000 to TK Investments Ld., a company controlled by him, for the time spent by him doing the Company’s accounting from the period of April 2008 to September 2008.  The monthly fee was increased to $3,500 per month for the months from October 2008 to March 2009.  Total fees paid for the fiscal year was $39,000 (2008 - $36,000; 2007 - $5,000).  At March 31, 2009 $nil (2008 - $3,150; 2007 - $5,000) was owing to the firm controlled by him.  During November 2007 70,000 shares at a price of $0.21 per share were issued in settlement of $14,700 of debt due to this Company. Mr. Kwan resigned in May 2010.

During the year ended March 31, 2007, the Company paid $10,000 in director fees to Peter Hill prior to his stepping down as a director and $10,000 in director fees to Glen MacDonald.  Mr. MacDonald resigned as a director of the Company on June 9, 2009.

A consulting fee of $5,000 per month is paid to Styles Management Inc., a company controlled by Chris Cooper, a director and interim President and CEO.  $45,000 in consulting fees and $2,250 in GST have been paid to this Company for the year ended March 31, 2009 (2008 and 2007 - $nil).  As at March 31, 2009 $5,250 (2008 and 2007 $nil) is owing to this firm and is included in accounts payable.

From April 2009 to September 2009, Mr. Spady received $1500 per month for his services as a director.  In addition, Mr. Spady received a $10,000 initial retainer fee, bringing his total compensation to $19,000 for the period April 2009 through December 2009.

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

B.           Significant Changes

The Company’s exploration and development program will consist of drilling, completing and tying-in (if successful) two Edmonton Sand gas wells in section 24 and 25 of Township 40 Range 5 W5M, for a total of 2 gross (0.12 net) wells.  These activities will require approximately $300,000 of capital expenditure from the Company.  The Company drilled a total of 4 wells during June 2009 and is currently evaluating tie-in options to bring these wells into production in 2010.

If successful, the wells can be tied-into an existing gas gathering systems within 2.5km of the proposed surface drilling locations.  The Company expects to take advantage of the Alberta government’s temporary new well incentive program provides a maximum five-per-cent crown royalty rate for all new wells that begin producing natural gas before March 31, 2010.  The purchase of the Willesden Green Property added $2,283,838 to the Company’s assets on its balance sheet and qualified the Company as a Tier 2 oil and gas issuer on the TSX Venture Exchange.

Item 9.                      Listings

A.           Offer and Listing Details

Our common shares were listed for trading on the TSX Venture Exchange in Canada under our prior corporate name, Global Net Entertainment Corp, for a certain period prior to October 1, 2003.  On October 1, 2003, trading in our shares of common stock was suspended as a result of our failure to file annual and quarterly financial statements.  On November 6, 2006, trading in our common shares was transferred to the NEX board of the TSX Venture Exchange in Canada and trading commenced on the NEX board on November 17, 2006 under the symbol “GDMH.”  During the period that trading was suspended, we consolidated our common shares on a 1:5 basis and the trading which commenced on November 17, 2006 was of consolidated shares.  The trading prices provided below for the period subsequent to November 17, 2006 relate to the consolidated common shares.  On May 1, 2008, we initiated a suspension in the trading of our common shares pending the public announcement of the letters of intent relating to the BANG and First West acquisitions, which we entered into on such date.  On July, 2008, our management determined that the trading in our shares of common stock would remain suspended until the closing of the BANG and First West acquisitions. The BANG and First West acquisitions were cancelled at the end of the calendar year of 2008. Trading resumed at the beginning of 2009 and since the end of May 2009 the Company has been trading under the symbol “EDE.” “EDE” better suits the Company’s new direction as an oil and gas company and at a meeting of the shareholders held on July 20, 2009, the Company’s shareholders approved a change of the Company’s name from “Guildhall Minerals Ltd.” To “Edge Resources Inc.” to reflect the change in the Company’s primary business focus.

All of the following trading prices are expressed in Canadian dollars.

Annual Stock Information

The following table sets forth, for each of the years indicated, the range of high ask and low prices of our common shares on the TSX Venture Exchange.

Fiscal year ended March 31,	High	Low

2009	$0.35	$0.06
2008	$0.70	$0.25
2007	$0.35	$0.22
2006	—	—
2005	—	—
2004	*	*

•
In 2003, our shares of common stock traded on the TSX Venture Exchange in Canada under the name Global Net Entertainment Corp.  However, we have been unable to obtain historical trading data for the fiscal year ended March 31, 2003.

Quarterly Stock Information

The following table sets forth, for the periods indicated, the high and low prices of our common shares on the NEX board of the TSX Venture Exchange:

	High	Low
2006
First Quarter	—	—
Second Quarter	—	—
Third Quarter	—	—
Fourth Quarter	$0.32	$0.10
2007
First Quarter	$0.32	$0.22
Second Quarter	$0.35	$0.28
Third Quarter	$0.33	$0.27
Fourth Quarter	$0.34	$0.26
2008
First Quarter	$0.495	$0.25
Second Quarter	$0.70	$0.42
Third Quarter	—	—
Fourth Quarter	$0.50	$0.06
2009
First Quarter	$0.35	$0.075
Second Quarter	$0.34	$0.28
Third Quarter	$0.34	$0.23
Fourth Quarter	$0.32	$0.17

Monthly Stock Information

The following table sets forth, for each of the most recent six months, the range of high and low prices of our common shares on the TSX Venture Exchange.

Month	High	Low
January 2009	$0.14	$0.075
February 2009	$0.16	$0.115
March 2009	$0.35	$0.14
April 2009	$0.34	$0.29
May 2009	$0.33	$0.27
June 2009	$0.33	$0.27
July 2009	$0.34	$0.28
August 2009	$0.31	$0.23
September 2009	$0.32	$0.235
October 2009	$0.32	$0.25
November 2009	$0.17	$0.275

B.           Plan of Distribution

Not applicable.

C.           Markets

Our common shares are listed for trading on the TSX Venture Exchange in Canada under the symbol “EDE.”

D.           Selling Shareholders

Not applicable

E.            Dilution

Not applicable.

F.            Expense of the Issue

Not applicable.

Item 10.                  Additional Information

A.           Share Capital

Our authorized capital consists of an unlimited number of common shares without par value.  As at the close of business on March 23, 2010, there were 43,111,811 common shares issued and outstanding, and as of December 31, 2009, there were 38,825,924 common shares issued and outstanding, all of which are validly issued and fully paid shares.  Each share has attached to it one non-cumulative vote.  On June 2, 2009 the Company granted options to certain officers, directors, employees or consultants to purchase an aggregate of 2,700,000 common shares of the Company at an exercise price of  $0.30 per share for a 5 year period.  Included in the June 2, 2009, option grant are 750,000 options issued to our President, Mr. Brad Nichol which increased his fully-diluted ownership to 6.4% of the issued and outstanding common shares as of June 2, 2009.

	Common Shares	Value	Contributed Surplus
Balance, March 31, 2007	12,162.812	$9,915.988	$60,000
Shares issued under debt settlement arrangements @ $0.21 per share	320,000	67,200	-
Warrants exercised shares issued for cash @ $0.15 per share	4,160,200	624,030	-

Balance, March 31, 2008	16,643,012	10,607,218	60,000
Shares issued for cash	8,000,000	400,000	-
Balance, March 31, 2009	24,643,012	$11,007,218	$60,000

B.           Memorandum and Articles of Association

Purposes and Objects of the Company

We were incorporated in British Columbia, Canada, on September 13, 1968, and continued under the Business Corporations Act of Alberta on July 23, 2009.  We do not have any stated objects or purposes, as such are not required by the corporate laws of the Province of Alberta.  Rather, we are, by such corporate laws, entitled to carry on any activities whatsoever which are not specifically precluded by other statutory provisions of the Province of Alberta.

The Powers of the Directors

The powers and functioning of the directors are set forth in our Articles and among other things provide that:

•
subject to the obligation of a director to disclose his potential interest in a proposal, arrangement or contract being considered by us, a director may vote with respect to such matter in certain instances and in certain instances is not entitled to vote;

•	the directors may, in the absence of an independent quorum, vote compensation to themselves;

•	there are no limitations on the exercise by our directors of borrowing powers;

•	there are no provisions for the retirement or non-retirement of directors under an age limit;

•	there is no requirement for a director to hold any of our shares.

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

Changing Rights Attached to Shares

The alteration of the rights of holders of our issued shares must be approved by the majority vote of 66.666% of our issued shares attending and voting at the meeting, at which a 66.666% majority of the shares that are the subject of the proposed alterations attend and vote at the meeting.

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

Disclosure of Shareholders Ownership

There are no provisions in our Articles requiring share ownership to be disclosed.  However, the securities laws of the Province of Alberta require disclosure of shareholdings by insiders who are generally directors, officers, employees or others holding more than 10% of the issued shares of a company and its affiliates.

Changes in Our Capital

There are no provisions in our Articles governing changes in our capital which are more stringent than required by law.

C.           Material Contracts

See Item 4B “Information on the Company - Business Overview.”

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

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder, referred to collectively as the Tax Act or ITA, and the Canada-United States Tax Convention as amended by the Protocols thereto, referred to as the Tax Convention, as of the date of this registration statement and the current administrative practices of Revenue Canada, Customs, Excise and Taxation.  This summary does not take into account Canadian provincial income tax consequences.

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

As used in this section, the term “U.S. Holder” means a beneficial owner of a common share who is:

1.	an individual citizen or resident of the United States or an individual treated as a U.S. citizen or resident for U.S. federal income tax purposes;

2.	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any State or the District of Columbia;

3.	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

4.
any trust if (A)(i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States persons have the authority to control all substantial decisions of the trust, or (B) such trust validly elects to be treated as a United States person.

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

This description is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S.-Canada Tax Treaty, each as in effect as of the date of this document.  These sources may change, possibly with retroactive effect, and are open to differing interpretations.  This description does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

•	insurance companies;

•	dealers in stocks, securities or currencies;

•	financial institutions and financial services entities;

•	real estate investment trusts;

•	regulated investment companies;

•	persons that receive common shares in connection with the performance of services;

•	tax-exempt organizations;

•	persons that hold common shares as part of a straddle or appreciated financial position or as part of a hedging, conversion or other integrated instrument;

•	persons who acquire their common shares through the exercise or cancellation of employee stock options or otherwise as consideration for their services;

•	individual retirement and other tax-deferred accounts;

•	expatriates of the United States and certain former long-term residents of the United States;

•	persons liable for the alternative minimum tax;

•	persons having a “functional currency” other than the U.S. dollar; and

•	direct, indirect or constructive owners of 10% or more, by voting power or value, of our company.

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

1.
that gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States, and, if a tax treaty applies, is attributable to a permanent establishment or fixed base of the Non-U.S. Holder in the United States; or

2.
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

 If the common shares are considered “marketable stock” and if a U.S. Holder elects to “mark-to-market” his common shares, such holder will generally include in income, in each year in which we are considered a PFIC, any excess of the fair market value of the common shares at the close of each tax year over such holder’s adjusted basis in the common shares.  If the fair market value of the common shares had depreciated below the U.S. Holder’s adjusted basis at the close of the tax year, such holder may generally deduct the excess of the adjusted basis of the shares over its fair market value at that time.  However, such deductions will generally be limited to the net mark-to-market gains, if any, that were included in income with respect to such common shares in prior years.  Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of common shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that were included in income with respect to such shares in prior years).  Gain or loss from the disposition of common shares (as to which a “mark-to-market” election was made) in a year in which we are no longer a PFIC will be capital gain or loss.  The common shares will be considered “marketable stock” if they are traded on a qualified exchange, other than in de minimis quantities, on at least 15 days during each calendar quarter.  We believe that the TSX is a qualified exchange.  U.S. Holders should consult their own tax advisers to determine whether a mark-to-market election is available and the consequences of making such an election.

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

Passive Foreign Investment Company Rules Applicable to Tax Exempt Organizations

If the shareholder is an organization exempt from tax under the Code, or a TEO Shareholder, the PFIC rules would apply to the TEO Shareholder only if a dividend from the PFIC would be taxable to the organization under the Code. Generally, under Section 512(b) of the Code a dividend from a PFIC and any gain from disposition of shares in a PFIC will not be taxable to a TEO Shareholder. A dividend from a PFIC or any gain from the disposition of shares in a PFIC held by such organization would be taxable to the TEO Shareholder if shares owned by the TEO Shareholder constituted debt-financed property, within the meaning of Section 514(b) of the Code. Under Section 514(b), “debt-financed property” is defined generally as any property that is held to produce income and with respect to which there is an acquisition indebtedness. Section 514(c) generally defines “acquisition indebtedness” as indebtedness incurred by an organization in acquiring property or indebtedness which would not be incurred but for the acquisition of the property and which exists at any time during the taxable year or, if any shares are disposed of during the taxable year, at any time during the 12-month period ending on the date of disposition of the shares. In determining whether a TEO Shareholder has incurred acquisition indebtedness, the indebtedness of our company will not be attributed to the TEO Shareholder.

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

F.           Dividend and Paying Agents

The Company has not declared any dividends on its common shares and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in operations and expansion of the business..

The Company is unaware of any dividend restrictions, has no specific procedure for the setting of the date for the issuance of dividends, has no specific procedures for non-resident holders to claim dividends, but would expect to mail dividend payments in the same manner as resident holders.  The Company has not nominated any financial institution to serve as the potential paying agent for dividends in the United States.

G.           Statement by Experts

The Company’s current auditor is Deloitte & Touche LLP, of 3000, 700 – 2nd Street S. W., Calgary, Alberta, Canada, T2P 0S7 and former auditors are Dale Matheson Carr-Hilton LaBonte LLP, Chartered Accountants, of 1500 – 1140 West Pender Street, Vancouver, BC, Canada V6E 4G1.  Both Auditors are members of the Institute of Chartered Accountants of British Columbia and are registered with the Canadian Public Accountability Board and with the United States Public Company Accounting Oversight Board.  The reports of Dale Matheson Carr-Hilton LaBonte LLP for the fiscal periods ended March 31, 2009, March 31, 2008 and March 31, 2007 are included in this registration statement with their consent.

The disclosure regarding the “Guildhall Minerals Ltd. – Reserve Estimation and Economic Evaluation” by AJM Petroleum Consultants, of East Tower, Fifth Avenue Place, 6th Floor, 425-1st Street S.W., Calgary, Alberta T2P3L8, is included, in the form and context in which it is included, in this registration statement with the consent of AJM Petroleum Consultants, which has authorized the contents under the heading “NI 51-101 Report” in Item 4(d) of this registration statement.  The NI 51-101 Report was authored by Douglas S. Ashton, P. Eng and , D.L. Horbachewski, P. Geol.  Mr. Ashton is a Registered Professional Engineer in the Province of Alberta, with, at the time of the NI 51-101 Report, in excess of sixteen years of experience in engineering in Western Canadian oil and gas fields and a Bachelor of Science degree in Chemical Engineering from the University of Calgary.  Mr. Horbachewski, is a Registered Professional Geologist in the Province of Alberta, with, at the time of the NI 51-101 Report, in excess of eight years of experience in geological evaluations of Western Canadian oil and gas fields and a Bachelor of Science degree in Geology from the University of Calgary.

H.           Documents on display

This registration statement and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms: 100 F Street, N.E., Room 1580, Washington, D.C. 20549; and on the Securities and Exchange Commission Internet site (http://www.sec.gov).  You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by visiting the Securities and Exchange Commission’s website at http://www.sec.gov, and may obtain copies of our filings from the public reference room by calling 1-800-SEC-0330.  The Exchange Act file number for our Securities and Exchange Commission filings is 000-52768.  Certain of our material documents or filings can also be viewed on SEDAR (the System for Electronic Document Analysis and Retrieval of the Canadian securities regulatory authorities) at www.sedar.com.

I.           Subsidiary information

Not applicable.

Item 11.                 Quantitative and Qualitative Disclosures About Market Risk

See Note 10 to the Financial Statements..

Item 12.                 Description of Securities Other Than Equity Securities

None.

PART II

Item 13.                 Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.                 Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable..

Item 15.                 Controls and Procedures

Not applicable.

Item 15T.               Controls and Procedures

Not applicable.

Item 16.                  [Reserved]

Item 16A -             Audit Committee Financial Expert

Not applicable.

Item 16B -             Code of Ethics

Not applicable.

Item 16C -             Principal Accounting Fees and Services

Not applicable.

Item 16D -             Exemptions From the Listing Standards for Audit Committees

Not applicable.

Item 16E -              Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F –             Change in Registrant’s Certifying Accountant.

Not applicable

Item 16G –            Corporate Governance.

Not applicable.

PART III

Item 17.                 Financial Statements

The financial statements beginning on page F-1 are filed as part of this registration statement.

Item 18.                 Financial Statements

Not applicable.

Item 19.                 Exhibits

Exhibit	Description
3.1	Articles of Association (1)
3.2*	Articles of Continuance
4.1	Option Agreement dated February 20, 2007, by and between the Registrant and Nicoya Explorations Ltd. (2)
4.2	Letter Agreement dated March 20, 2008, amending the Option Agreement dated February 20, 2007, by and between the Registrant and Nicoya Explorations Ltd. (3)
4.3	Letter of Intent dated May 1, 2008, by and between the Registrant and British American Natural Gas Corporation (4)
4.4	Letter of Intent dated May 8, 2008, by and between the Registrant and First West Petroleum Inc. (5)
4.5	Agreement of Purchase and Sale – Gilby Area, Alberta (Willsden Green Property) (6)
10.1*	Executive Consulting Agreement dated June 1, 2009, between the Registrant and FiveN Consulting Inc.
10.2*	Executive Consulting Agreement, dated June 1, 2009, between the Registrant and 1271632 Alberta Ltd.
10.3*	Executive Consulting Agreement, dated June 1, 2009, between the Registrant and Freeport Energy Services LTd.
15.1	Consent of Dale Matheson Carr-Hilton Labonte LLP
15.2*	Consent of AJM Petroleum Consultants
_______________
(1)	Filed as Exhibit 1 to the Registrant’s Registration Statement on Form 20-F, filed with the Securities and Exchange Commission on August 15, 2007, and incorporated herein by reference.
(2)	Filed as Exhibit 4 to the Registrant’s Registration Statement on Form 20-F, filed with the Securities and Exchange Commission on August 15, 2007, and incorporated herein by reference.
(3)	Filed as Exhibit 4.2 to the Registrant’s Registration Statement on Form 20-F, filed with the Securities and Exchange Commission on October 20, 2009, and incorporated herein by reference.
(4)	Filed as Exhibit 4.3 to the Registrant’s Registration Statement on Form 20-F, filed with the Securities and Exchange Commission on October 20, 2009, and incorporated herein by reference.
(5)	Filed as Exhibit 4.4 to the Registrant’s Registration Statement on Form 20-F, filed with the Securities and Exchange Commission on October 20, 2009, and incorporated herein by reference.
(6)	Filed as Exhibit 4.5 to the Registrant’s Registration Statement on Form 20-F, filed with the Securities and Exchange Commission on October 20, 2009, and incorporated herein by reference.

* Previously filed

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

EDGE RESOURCES, INC.

By:	/s/ Christopher R. Cooper
Name:	Christopher R. Cooper
Title:	Director

Dated: June 23, 2010

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)

FINANCIAL STATEMENTS

DECEMBER 31, 2009, FINANCIAL STATEMENTS (UNAUDITED)	F-2

NOTICE OF NO AUDIT REVIEW OF INTERIM FINANCIAL STATEMENTS	F-2

BALANCE SHEETS	F-3

STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT	F-4

STATEMENTS OF CASH FLOWS	F-5

STATEMENT OF SHAREHOLDERS’ EQUITY	F-6

NOTES TO THE FINANCIAL STATEMENTS	F-7

MARCH 31, 2009, FINANCIAL STATEMENTS	F-23

INDEPENDENT AUDITORS’ REPORT	F-24

BALANCE SHEETS	F-25

STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT	F-26

STATEMENTS OF CASH FLOWS	F-27

STATEMENT OF SHAREHOLDERS’ EQUITY	F-28

NOTES TO THE FINANCIAL STATEMENTS	F-29

PRO FORMA FINANCIAL INFORMATION – (UNAUDITED)	F-44

PRO FORMA OIL AND GAS INFORMATION – (UNAUDITED)	F-46

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)

FINANCIAL STATEMENTS

December 31, 2009

NOTICE OF NO AUDIT REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying interim financial statements for Edge Resources Inc. (formerly Guildhall Minerals Ltd.) have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied and approved by the Audit Committee and Board of Directors.

The Company’s independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim statements by an entity’s auditors.

BALANCE SHEET

STATEMENT OF LOSS AND DEFICIT

STATEMENT OF CASH FLOWS

NOTES TO THE FINANCIAL STATEMENTS

February 23, 2010

Calgary, Alberta, Canada

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)
BALANCE SHEET

(Expressed In Canadian Dollars)
(Unaudited - Prepared by management)

	December 31, 2009	March 31, 2009
	(unaudited)	(audited)

ASSETS

CURRENT
Cash	$129,243	$94,822
Accounts receivable	397,496	-
Prepaid expenses	26,654	-
	553,393	94,822
PETROLEUM AND NATURAL GAS INTERESTS (Note 5)	2,470,611	-
CAPITAL ASSETS (Note 3)	11,108	-
PROMISSORY NOTE RECEIVABLE (NOTE 4)	1	1
DEFERRED ACQUISITION AND FINANCING COSTS (Note 6)	-	37,164

TOTAL ASSETS	$3,035,113	$131,987

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$207,516	$30,546
Loan payable	-	80,000
	207,516	110,546
ASSET RETIREMENT OBLIGATION (Note 7)	42,471	-
	249,987	110,546
SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 9)	14,310,501	11,007,218
CONTRIBUTED SURPLUS (Note 9)	542,440	60,000
DEFICIT	(12,067,815)	(11,045,777)
	2,785,126	21,441

	$3,035,113	$131,987
Going Concern (Note 1)
Commitments and contingencies (Note 13)

APPROVED ON BEHALF OF THE BOARD:

“Brad Nichol”	“Terence Kwan”
Brad Nichol	Terence Kwan

The accompanying notes are an integral part of these financial statements

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)
STATEMENT OF LOSS, COMPREHENSIVE LOSS AND DEFICIT

(Expressed In Canadian Dollars)
(Unaudited - Prepared by management)

	Nine Months Ended December 31, 2009	Nine Months Ended December 31, 2008		Three Months Ended December 31, 2009	Three Months Ended December 31, 2008

REVENUE
Interest Income	$-		$13,214	$-	$5,041

EXPENSES
Consulting fees	126,141		30,000	34,021	22,500
Depreciation and amortization	2,244		-	1,122	-
Director fees	19,000		20,000	-	-
Foreign exchange loss (gain)	-		(82,382)	-	(60,304)
General and administration (Notes 5)	357,278		95,600	116,718	35,402
Management fees	-		22,500	-	7,500
Professional fees and disbursements	146,599		78,198	27,831	9,091
Stock-based compensation (Note 9(b))	370,776		-	146,073	-
Write-down of acquisition costs			268,279		268,279
	1,022,038		432,194	325,765	282,468

NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	(1,022,038)		(418,891)	(325,765)	(277,427)

DEFICIT, BEGINNING OF THE PERIOD	(11,045,777)		(10,046,635)	(11,742,050)	(10,188,189)

DEFICIT, END OF THE PERIOD	$(12,067,815)	$	(10,465,616)	$(12,067,815)	$(10,465,616)

BASIC AND DILUTED LOSS PER SHARE	$(0.032)		$(0.025)	$(0.010)	$(0.017)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	32,029,436		16,643,012	32,029,436	16,643,012

The accompanying notes are an integral part of these financial statements

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)
STATEMENT OF CASH FLOWS

(Expressed In Canadian Dollars)
(Unaudited - Prepared by management)

	Nine Months Ended December 31, 2009	Nine Months Ended December 31, 2008	Three Months Ended December 31, 2009	Three Months Ended December 31, 2008

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss and comprehensive loss for the period	$(1,022,038)	$(418,981)	$(325,765)	$(277,427)
Adjust for items not involving cash:
Depreciation and amortization	2,244	-	1,122	-
Stock-based compensation	370,776	-	146,073	-
Write-down of acquisition costs	-	268,279		268,279
Foreign exchange gain on note receivable	-	(89,309)	-	(65,962)
Accrued interest on note receivable	-	(9,205)	-	(5,041)
Non-cash management fees and expenses	-	12,500	-	7,500
	(649,018)	(236,716)	(178,570)	(72,651)
Changes in non-cash working capital items:
Accounts receivable	(397,495)	-	46,369	-
Prepaid expenses	(26,654)	-	12,584	-
Accounts payable and accrued liabilities	176,971	279,501	(592,736)	91,370
Due to related party	-	(7,516)	-	-
CASH USED IN OPERATING ACTIVITIES	(896,196)	35,269	(712,353)	18,719

INVESTING ACTIVITIES
Acquisition of petroleum and natural gas interests	1,607,501	-	-	-
Deferred development, exploration , drilling costs	783,477	-	186,775	-
Capital assets purchased	13,352	-	-	-
Note Receivable	-	402,600	-	-
Deferred acquisition and financing costs	-	268,279	-	25,846
CASH USED IN INVESTING ACTIVITIES	2,404,330	670,879	186,775	25,846

FINANCING ACTIVITIES
Shares issue for cash net of share issuance expense	3,414,947	-	520,800	-
Repayment of loan payable	(80,000)	-	-	-
CASH PROVIDED BY FINANCING ACTIVITIES	3,334,947	-	520,800	-

INCREASE (DECREASE) IN CASH	34,421	(635,610)	(378,328)	(7,127)

CASH, BEGINNING	94,822	664,333	507,571	35,850

CASH, ENDING	$129,243	$28,723	$129,243	$28,723

SUPPLEMENTARY CASH FLOW INFORMATION:  (Note 10)

The accompanying notes are an integral part of these financial statements

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)
STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)

December 31, 2009
(Expressed In Canadian Dollars)
(Unaudited – Prepared by management)

	Common Shares	Value	Contributed Surplus	Accumulated Deficit	Total

Balance, March 31, 2006	3,662,412	$9,021,948	$60,000	$(9,679,330)	$(597,382)
Shares issued under debt settlement arrangements:
at $0.10 per share	4,489,400	448,940	-	-	448,940
at $0.32 per share	80,000	32,000	-	-	32,000
Non-brokered private placement:
Shares issued for cash at $0.10 per share	1,830,000	183,000	-	-	183,000
Shares issued for cash at $0.10 per share	2,001,000	200,100	-	-	200,100
Shares issued for mineral claims at $0.30 per share	100,000	30,000	-	-	30,000
Net loss for the year	-	-	-	(216,222)	(216,222)
Balance, March 31, 2007	12,162,812	$9,915,988	60,000	(9,895,552)	80,436
Shares issued under debt settlement arrangements
at $0.32 per share	320,000	67,200	-	-	67,200
Warrants exercised for cash at $0.15 per share	4,160,200	624,030	-	-	624,030
Net loss for the year	-	-	-	(151,083)	(151,083)
Balance, March 31, 2008	16,643,012	10,607,218	60,000	(10,046,635)	620,583
Shares issued for cash at $0.05 per share	8,000,000	400,000	-	-	400,000
Net loss for the year	-	-	-	(999,142)	(999,142)
Balance, March 31, 2009	24,643,012	11,007,218	60,000	(11,045,777)	21,441
Shares issued for cash net of issue costs	14,183,000	3,303,283	111,664	-	3,414,947
Stock-based compensation (Note 9(b))	-	-	370,776	-	370,776
Fractional shares returned to treasury	(88)	-	-	-	-
Net loss for the period	-	-	-	(1,022,038)	(1,022,038)
Balance, December 31, 2009	38,825,924	$14,310,501	$542,440	$(12,067,815)	$2,785,126

The accompanying notes are an integral part of the financial statements

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

NOTE 1.	NATURE OF OPERATIONS

Edge Resources Inc. (formerly Guildhall Minerals Ltd.) was incorporated under the Company Act of the Province of British Columbia on September 13, 1968 and was continued under the Business Corporations Act (Alberta).  At the Company’s annual general meeting held on July 20, 2009, the change of name to Edge Resources Inc. received shareholders approval and regulatory approval on July 28, 2009.  The shares of the Company were reinstated for trading on the NEX board of the TSX Venture Exchange and were graduated to the TSX Venture Tier 2 on May 27, 2009 trading under the symbol “EDE”

Since 2005, the Company had taken steps to become an exploration company engaged principally in the acquisition, exploration and development of mineral claims.  On May 26, 2009, the Company completed the acquisition of oil and gas interests in Alberta, Canada.   With this transaction, the Company changed its business to the acquisition and development of petroleum and natural gas properties and the production of petroleum and natural gas through exploration and development operations in Canada.

These financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and discharge of liabilities in the normal course of business.  The Company continues to incur losses and, at December 31, 2009, had an accumulated deficit of $12,067,815.  The ability of the Company to continue operations as a going concern is dependent upon raising additional working capital, settling its outstanding debts and generating profitable operations.  Should the going concern assumption not continue to be appropriate, further adjustments to carrying values of assets and liabilities may be required.  The global financial collapse of 2008 and the ensuing recession has severely restricted the ability of junior resource companies to raise equity financing which casts significant doubt on the Company’s ability to continue its exploration activities.   There can be no assurance that capital will be available as necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to the Company.  The issuances of additional stock by the Company may result in a significant dilution in the equity interests of its current stockholders.  Obtaining commercial loans, assuming those loans would be available, will increase the Company's liabilities and future cash commitments. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, its business and future success may be adversely affected.

NOTE 2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Basis of Presentation
These financial statements have been prepared in accordance with Canadian generally accepted principals for interim financial information and are presented in Canadian dollars.  Accordingly, they may not include all of the information and notes to the financial statements required by generally accepted accounting principles for complete financial statements.  In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.  Operating results for the nine month period ended December 31, 2009 are not necessarily indicative of the results that may be expected for the year ended March 31, 2010.  These interim financial statements also conform in all material respects to United States GAAP except as disclosed in Note 14.

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

Cash and Cash Equivalents
Cash and cash equivalents include cash on deposit and highly liquid short-term interest bearing guaranteed investment certificates that are readily convertible to known amounts of cash and have original maturities of three months or less.  At December 31, 2009 the Company did not hold any cash equivalents.

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

NOTE 2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

Future Income Taxes
Future income taxes are recorded using the asset and liability method whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.  Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent the Company does not consider it to be more likely than not that a future tax asset will be recovered; it provides a valuation allowance against the excess.

Oil and Gas Properties
The Company follows the full cost method of accounting for its oil and gas operations whereby all costs related to the acquisition of, exploration for and development of petroleum and natural gas interests are capitalized.  Such costs include land and lease acquisition costs, annual carrying charges of non-producing properties, geological and geophysical costs, interest costs, costs of drilling and equipping productive and non-productive wells, and direct exploration consulting fees. Proceeds from the disposal of oil and gas interests are recorded as a reduction of the related expenditures without recognition of a gain or loss unless the disposal would result in a change of 20 percent or more in the depletion rate.

Once in commercial production, depletion and depreciation of the capitalized costs will be computed using the unit-of-production method based on the estimated proven reserves of oil and gas determined by independent consultants.  Costs of significant unproved properties, net of impairment, and estimated salvage values are excluded from the depletion and depreciation calculation.

Estimated future removal and site restoration costs are provided over the life of proven reserves on a unit-of-production basis. Costs, which include the cost of production, equipment removal and environmental clean-up, are estimated each period by management based on current regulations, costs, technologies and industry standards.   The charge is included in the provision for depletion and depreciation and the actual restoration expenditures are charged to the accumulated provision accounts as incurred.

The Company evaluates its oil and gas assets on an annual basis using a ceiling test to determine that the costs are recoverable and do not exceed the fair value of the properties.  The costs are assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves less unproved properties exceed the carrying value of the oil and gas assets.  If the carrying value of the oil and gas assets is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flows expected form the production of proved and probable reserves less unproved properties.  The cash flows are estimated using the future product prices and costs and are discounted using a risk-free rate.

Joint Interests
The Company conducts a portion of its petroleum and natural gas exploration, development activities through joint venture interests, and the accounts reflected only its proportionate interest in such activities.

Capital Assets
Capital assets are recorded at cost less accumulated amortization.  Amortization is computed using the straight-line method over the following periods:

Computer equipment	3 years

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

NOTE 2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

Foreign Currency Translation
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

Loss per Share
The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on loss per common share is recognized from the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic loss per share figures has been calculated using the weighted average number of shares outstanding during the respective periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the share purchase warrants and stock options have been excluded as they are anti-dilutive.

Stock-Based Compensation
The Company recognizes compensation expense for stock options using the fair value based method in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. Under this method, the fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company’s stock, and a weighted average expected life of the options. The estimated fair value of the options is determined at the date of grant and recorded over the options’ vesting period.  Any consideration paid on amounts attributable to stock options is credited to share capital upon exercise together with amounts previously allocated to contributed surplus arising from the initial value recorded.

Asset Retirement Obligations
The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of tangible long-lived assets, including rights to explore or exploit natural resources, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

Impairment of Long-Lived Assets
Long-lived assets are tested for recoverability when events or changes in circumstances indicate their carrying value may not be recoverable.  A long-lived asset is potentially not recoverable when its carrying value is greater than the sum of its undiscounted cash flows expected to result from its use and eventual disposition.  The impairment loss, if any, is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value.

Comprehensive Income (Loss)
CICA Handbook Section 1530 establishes standards for reporting and presenting comprehensive income (loss), which is defined as the change in equity from transactions and other events from non owner sources.  Other comprehensive income (loss) refers to items recognized in comprehensive income (loss) that are excluded from net income (loss) calculated in accordance with generally accepted accounting principles.  The Company’s comprehensive income (loss) is equal to its net loss for the period.

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

NOTE 2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

Financial Instruments
Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook sections in Note 11 to these financial statements.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, prepaid expenses, promissory note receivable, accounts payable and accrued liabilities and loan payable.  The fair value of the Company’s arms-length short term financial instruments is estimated by management to approximate their carrying values due to their immediate or short-term maturity.  The fair value of advances due to related parties has not been determined as comparable arms-length interest, security and risk information is not determinable.

On adopting these standards, the Company designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Accounts receivable, prepaid expenses and promissory note receivable are classified under loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities and loan payable are classified as other financial liabilities, which are measured at amortized cost.

Recently Adopted Accounting Policies

Accounting Changes
Effective April 1, 2007, the Company adopted CICA Handbook Section 1506, “Accounting Changes.”.  This new standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and the correction of errors.   The disclosure is to include, on an interim and annual basis, a description and the impact on the Company on any new primary source of generally accepted accounting principals (“GAAP”) that has been issued but is not yet effective.  Adoption of these standards did not affect the Company’s financial result.

Capital Disclosures
The new standard, CICA Handbook Section 1535, Capital Disclosures, is effective for annual and interim periods beginning on or after October 1, 2007 and requires disclosure of the Company’s objectives, policies and processes for managing capital; quantitative data about what the Company regards as capital; whether the Company has complies with any capital requirements; and, if the Company has not complied, the consequences of such non-compliance.  The new accounting standard covers disclosure only and has had no effect on the financial results of the Company.  See Note 12.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities
In January 2009, the CICA approved Emerging Issues Committee (“EIC”) 173; Credit Risk and the Fair Value of Financial Assets and Liabilities.  This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments.  This guidance is applicable to fiscal periods ending on or after January 12, 2009. Management does not expect that this will have a significant impact on the Company’s financial statements.

General Standards of Financial Statement Presentation
CICA Section 1400 includes requirements for management to assess and disclose an entity’s ability to continue as a going concern.  This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company has provided the additional disclosure required in Note 1.

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

NOTE 2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

Goodwill and Intangible Assets
As of April 1, 2009, the Company adopted the CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces the existing Goodwill and Intangible Assets standard.  The new standard revises the requirements for the recognition, measurement, presentation and disclosure of intangible assets.  The adoption of this standard does not have a material impact on the Company’s financial statements.

New Accounting Standards Not Yet Adopted

International Financial Reporting Standards
In 2006, Canada’s Accounting Standards Board (“AcSB”) ratified a strategic plan that will result in the convergence of Canadian GAAP, as used by public companies, with International Financial Reporting Standards (“IFRS”) over a transitional period. The AcSB has developed and published a detailed implementation plan, with a changeover date for fiscal years beginning on or after January 1, 2011. The impact of the transition to IFRS on the Company’s financial statements has yet to be determined.

During 2009 and 2010, the Company will assess its requirements and first time adoption methodologies, including its internal training and resource needs.  The Company expects that by the second calendar quarter of 2010 management will have assessed conversion and first time adoption implications.  During 2010 additional disclosures and analysis of impacts will be provided leading up to adoption in the first quarter of 2011.

Business Combination, Non-Controlling Interest, and Consolidation
In January 2009, the CICA issued Handbook Sections 1582, Business Combination (“Section 1582”), 1601, Consolidated Financial Statements. (“Section 1601”) and 1602, Non-controlling Interests, (“Section 1602”) which replaces CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements.  Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS.  Section 1582 is applicable for the Company’s business combinations and acquisition dates on or after January 1, 2011.  Early adoption of this section is permitted.  Section 1601 is applicable for the Company’s interim and annual financial statements for its fiscal year beginning January 1, 2011.  Early adoption of this section is permitted.  If the Company chooses to adopt any one of these sections, the other sections must also be adopted at the same time.  The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

NOTE 3.	CAPITAL ASSETS

Description	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$13,352	$2,244	$11,108
	$13,352	$2,244	$11,108

The Company had no capital assets as at March 31, 2009 and December 31, 2008.

NOTE 4.	PROMISSORY NOTE RECEIVABLE

Pursuant to a loan agreement dated July 16, 2008, the Company loaned $504,520 (US$400,000) by way of a promissory note to British American Natural Gas Corporation.  This loan was in conjunction with a proposed acquisition to acquire oil and gas interests in Alberta from First West Petroleum Inc. and in Mozambique form British North American Natural Gas Corporation.  The loan, together with interest at a rate of 5% per annum, is due on July 16, 2010.

The amount recorded by the Company including principal and accrued interest to March 31, 2009 is $522,350 (US$414,137).   Management has determined that collectability of these amounts is uncertain and therefore has written down the note receivable and accrued interest to $1.   No interest has been accrued for the nine month period ending December 31, 2009.

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

NOTE 5.	PETROLEUM AND NATURAL GAS INTERESTS

As of December 31, 2009, accumulated costs with respect to the Company’s interest in petroleum and natural gas interests consisted of the following:

Edmonton Sands Area	Total
$

Acquisition costs
Balance, March 31, 2009	-
Petroleum and natural gas rights and interest	1,500,000
Acquisition fees and legal costs	144,664
Balance, December 31, 2009	1,644,664

Deferred exploration and development costs
Balance, March 31, 2009	-
Capitalized general and administration costs	334,867
Exploration, drilling and completion costs	430,302
Pipelines and gathering systems	18,307
Asset retirement obligations	42,471
Balance, December 31, 2009	825,947

Total	2,470,611

The Company had no petroleum and gas interests as at March 31, 2009 and December 31, 2008.

On May 26, 2009, the Company acquired, in an arm’s length transaction, petroleum and natural gas rights, certain tangibles and other miscellaneous interests on the Willesden Green property.  This property is located in Townships 41 to 42, Ranges 3 to 4 W5M approximately 67km north and west of Red Deer, Alberta.  The Company’s working interest in the oil and gas assets consists of 50% in two sections and 100% in five sections, all of which contains drilled, cased and in some cases, completed wells.   All standing well zones are completed in one or more of the Horseshoe Canyon and Scollard formations within the Edmonton Group.

As at December 31, 2009, $2,470,611 of accumulated expenditures has been capitalized in petroleum and natural gas interests.  These expenditures include costs of acquisition, land lease rentals, initial exploration, drilling and related general and administrative costs in the planned exploration drilling program.  These costs will not be subject to depletion until such time that oil and gas wells are placed into commercial production

NOTE 6.	DEFERRED ACQUISITION COSTS

On March 19, 2009, the Company entered into an assignment agreement with Quarry Bay Capital LLC and paid an assignment fee of $25,000 for the right to enter into a definitive agreement to acquire certain petroleum and natural gas assets, tangibles and miscellaneous interests in Alberta from Poplar Point Energy Inc.  On April 15, 2009, the Company entered into formal negotiations with Poplar Point Energy Inc. to acquire those petroleum and natural gas assets, tangibles and miscellaneous interests in Alberta.  Preliminary acquisition related costs of $37,164 incurred as at March 31, 2009 were capitalized as deferred acquisition costs until completion of the acquisition process.  These costs have been transferred to petroleum and natural gas interests during the period.

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

NOTE 7.	ASSET RETIREMENT OBLIGATION

Balance, March 31, 2009	$-
Retirement obligation provision	42,471
Balance, December 31, 2009	$42,471

The Company had no asset retirement obligations as at March 31, 2009 and December 31, 2008.

NOTE 8.	RELATED PARTY TRANSACTIONS

During the period ended December 31, 2009 the Company incurred:

a)	$20,000 (2008 - $30,000) for consulting fees to a company controlled by a director. As at December 31, 2009, $nil (2008 - $31,500) was owing to this company.
b)	$19,000 (2008 - $20,000) in director fees were paid. As at December 31, 2009, $nil (2008 - $nil) was owing to this director.
c)
$31,500 (2008 – $28,500) for administrative and accounting services to a company controlled by a director and officer.  As at December 31, 2009, $nil (2008 – $17,325) is owing to this company and is included in accounts payable.  During November 2007 70,000 shares at a price of $0.21 per share were issued in settlement of $14,700 of debt due to this company;

d)
Legal fees and disbursements of $46,892 (2008 - $nil) to a law firm of which a director is a principal.  As at December 31, 2009, $35,035 (2008 - $nil) is owing to this firm and is included in accounts payable.

e)	$314,868 (2008 - $nil) for consulting and expenses associated with the management contracts of key officers and senior management of the Company.

Transactions with related parties are in the normal course of operations and have been recorded at the exchange amount which is the consideration agreed to between the related parties.

NOTE 9.	SHARE CAPITAL

a)  Capital Stock

Authorized:  Unlimited common shares without par value

During November 2007, the Company issued 320,000 common shares at a price of $0.21 per share pursuant to debt settlement agreements with its three officers to settle amounts owing to them or their firms in the aggregate of $67,200 for services rendered.

On January 16, 2009, 8,000,000 shares at a price of $0.05 per share were issued by way of a non-brokered private placement for proceeds of $400,000.

On May 26, 2009 the Company completed a private placement of 12,183,000 common shares at $0.25 per share for gross proceeds of $3,045,750.  The Company paid cash commissions to certain finders equal to 7% of the gross proceeds (or $151,602) for the introduction of the subscribers.  In addition, the Company issued to the finders 662,410 warrants to acquire that number of common shares of the Company which is equal to 7% of the number of common shares sold to subscribers of the private placement introduced to the Company.  Each finder’s warrant entitles the finder to purchase one common share of the Company at a price of $0.30 per share for a period of twelve months following the closing of the transaction.  The warrants associated with this placement have an estimated fair value of $92,205 that has been included in contributed surplus.  The Black-Scholes valuation model was used with the following assumptions:

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

NOTE 9.	SHARE CAPITAL (continued)

Market price	$0.30
Expected life	1 year
Risk free interest rate	1.04%
Dividend yield	-
Expected volatility	122.92%
Fair value of warrants	$92,205

On October 14, 2009 the Company completed a non-brokered private placement of 2,000,000 common shares at $0.28 per share for gross proceeds of $560,000.  The Company paid cash commissions to the finder equal to 7% of the gross proceeds (or $39,200) for the introduction of the subscriber.  In addition, the Company issued to the finder 140,000 warrants to acquire that number of common shares of the Company which is equal to 7% of the number of common shares sold the subscriber of the private placement introduced to the Company.  Each finder’s warrant entitles the finder to purchase one common share of the Company at a price of $0.28 per share for a period of twelve months following the closing of the transaction.  The warrants associated with this placement have an estimated fair value of $19,459 that has been included in contributed surplus.    The Black-Scholes valuation model was used with the following assumptions:

Market price	$0.28
Expected life	1 year
Risk free interest rate	1.30%
Dividend yield	-
Expected volatility	122.92%
Fair value of warrants	$19,459

b)  Stock Options

On September 1, 2005, the Company adopted a formal stock option plan which provides for the granting of incentive stock options up to a maximum of 10% of the Company’s issued and outstanding common shares.  No options were issued up under this plan up to June 2, 2009.

As at December 31, 2009, the Company had outstanding share options of 3,200,000.  The weighted average remaining life of all outstanding share options was 4.48 years.  A summary of the Company’s stock options as of December 31, 2009 and changes during the period are as follows:

	2009		2008
	Stock options	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
		$		$
Outstanding, March 31,	-	-	-	-
Granted	3,500.000	0.30	-	-
Expired or cancelled	(300,000)	030	-	-
Exercised	-	-	-	-
Outstanding, December 31,	3,200,000	0.30	-	-

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

NOTE 9.	SHARE CAPITAL (Continued)

On June 2, 2009, the Company granted options to certain officers, directors, employees or consultants to purchase an aggregate of 2,700,000 common shares in the capital of the Company at an exercise price of $0.30 per share for a 5 year period.  (Subsequent to the grant date, 300,000 stock options were cancelled.)  One-quarter of the options under this option agreement vested immediately; and one-quarter of the options shall vest on each of the sixth month anniversary; the one year anniversary and the eighteenth month anniversary from the grant date.  The vested and remaining un-vested options were granted a fair value of $609,697.  The Black-Scholes method of options valuation was used with the following assumptions:

Exercise price	$0.30
Expected life	5 years
Risk Free Interest Rate	2.57%
Expected volatility	124.66%
Dividend yield	-
Total fair value of options granted	$609,697
Stock-based compensation expensed (vested options)	$317,551

$317,551 has been charged to operations as stock based compensation expense with the offsetting credit to contributed surplus for the nine month period ended December 31, 2009 with respect to these stock options.

On July 8, 2009, the Company under its formal stock option plan granted options to certain officers, directors, or consultants to purchase an aggregate of 300,000 at an exercise price of $0.31 per share for a 5 year period.  One-quarter of the options under this option agreement vested immediately; and one-quarter of the options shall be vested on each of the sixth month anniversary; the one year anniversary and the eighteen month anniversary from the grant date. The options were granted with a fair value of $78,941 using the Black-Scholes method of options valuation with the following assumptions.

Market price	$0.31
Expected life	5 years
Risk Free Interest Rate	2.57%
Expected volatility	125.30%
Dividend yield	-
Total fair value of options granted	$78,941
Stock-based compensation expensed (vested options)	$19,736

$19,736 has been charged to operations as stock based compensation expense with the offsetting credit to contributed surplus for the nine month period ended December 31, 2009.

On September 24, 2009, the Company under its formal stock option plan granted options to certain officers, directors or consultants to purchase an aggregate of 500,000 at an exercise price of $0.31 per share for a 5 year period.  One-quarter of the options under this option agreement vested immediately; and one-quarter of the options shall be vested on each of the sixth month anniversary; the one year anniversary and the eighteen month anniversary from the grant date. The options were granted with a fair value of $133,956 using the Black-Scholes method of options valuation with the following assumptions.

Market price	$0.31
Expected life	5 years
Risk Free Interest Rate	2.62%
Expected volatility	130.36%
Dividend yield	-
Total fair value of options granted	$133,956
Stock-based compensation expensed (vested options)	$33,489

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

NOTE 9.	SHARE CAPITAL (Continued)

$33,489 has been charged to operations as stock based compensation expense with the offsetting credit to contributed surplus for the nine month period ended December 31, 2009.

c)   Warrants

As at December 31, 2009, the Company had outstanding share purchase warrants to acquire 662,410 common shares of the Company at an exercise price of $0.30 per share until May 26, 2010 and to acquire 140,000 common shares of the Company at an exercise price of $0.28 per share until October 14, 2010. (2008 – $nil).  The weighted average remaining life of all outstanding share purchase warrants was 0.47 years (2008 –$nil) at December 31, 2009.

A summary of the Company’s warrants as of December 31, 2009, and 2008, and changes during the period are as follows:

	2009		2008
	Share Purchase Warrants	Weighted Average Exercise Price	Share Purchase Warrants	Weighted Average Exercise Price
		$		$
Outstanding, March 31,	-	-	-	-
Issued	802,410	0.30	-	-
Expired or cancelled	-			-
Exercised	-	-	-	-
Outstanding, December 31,	802,410	0.30	-	-

d)   Escrowed Shares

Pursuant to escrow agreements dated May 13, 2009, 451,000 common shares held prior to the application for the change of business and reactivation of the Company on the TSX Venture Exchange were deposited with Computershare Trust Company of Canada to be held in escrow.  Under the terms of the agreements 10% of 421,000 and 25% of 30,000 of these shares were released from escrow on the date of issuance of the Final Exchange Bulletin on completion of the change of business transaction of the Company.   The balance of these shares are to be released in six equal tranches every six months after that date  As at December 31, 2009, 122,500 shares have been released from escrow.

NOTE 10.	SUPPLEMENTAL CASH FLOW INFORMATION

	December 31,
	2009	2008
	$	$
a) Non-cash financing and investing activities
Financing activities
Share-based share issuance costs included in Share Capital (Note 9(a))	(111,664)	-
Investing Activities:
Petroleum and natural gas acquisition costs	79,635	-
Deferred acquisition costs (Note 6)	(37,164)
Asset retirement obligation liability (Note 7)	(42,471)
	-	-
b) Other
Cash paid for interest during the period	-	-
Cash paid for income taxes during the period	-	-

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

NOTE 11.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Environmental Risk
As at December 31, 2009, the Company is engaged primarily in petroleum and natural gas exploration and development and manages related industry risk issues directly.  The Company may be at risk for environmental issues and fluctuations in commodity pricing.  Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of its current operations; however it is not possible to be certain that all aspects of environmental issues affecting the Company, if any, have been fully determined or resolved.

Commodity Price Risk
Prices received for crude oil and natural gas are commodities that are sensitive to numerous worldwide factors, many of which are beyond the Company’s control.  Changes in world crude oil and natural gas prices may significantly affect results of operations and the fair value of future cash flows from operating activities.  The Company has proven natural gas reserves but no producing wells as at December 31, 2009.

Financial Instrument Risk
The Company has exposure to the following risks from its use of financial instruments:
•	Credit risk
•	Liquidity risk
•	Market risk
Credit risks
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The bank accounts are mainly held with a major Canadian bank. As the Company’s cash is mainly held by one Canadian bank, there is a concentration of credit risk with this bank. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

Liquidity risk
Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company ensures that there is sufficient capital in order to meet short-term operating requirements, after taking into account the Company’s holdings of cash and cash equivalents.  The Company’s cash and cash equivalents are invested in business bank accounts and short term interest bearing instruments and are available on demand.

Market risk
The Company is subject to normal risks including fluctuations in the US dollar exchange rates, and interest rate.  While the Company manages its operations in order to minimize exposure to these risks, the Company has not entered into any derivatives or contracts to hedge or otherwise mitigate this exposure.

As at December 31, 2009, the Company was not exposed to interest rate risk.

The Company is exposed to currency fluctuations to the US dollar on the note receivable to British American Natural Gas Corporation which was contracted in US dollars.  The Company is also exposed to the impact of the US dollar fluctuation on its monetary assets and liabilities.  The Company does not actively manage this exposure.

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

NOTE 12.	CAPITAL MANAGEMENT

The Company considers its cash and common shares as capital.  The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its properties and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk level.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares or acquire or dispose of assets.  In order to maximize ongoing development efforts, the Company does not pay out dividends.

There were no changes in the Company’s approach to capital management during the period ended December 31, 2009.  The Company is not subject to externally imposed capital requirements.

NOTE 13.	COMMITMENTS AND CONTINGENCIES

On June 1, and August 10, 2009, the Company entered into four contracts with certain companies, one of which is controlled by the president of the Company, and a consultant to provide advisory and technical services on and on-going basis.  The aggregate annual compensation of these contracts amounts to $598,000 which is paid at a rate of $49,833 per month.  Each agreement can be terminated by giving termination notice and a minimum of 6 months to a maximum of 12 months termination fee.

The Company is not aware of any events of non-compliance in its operations with any environmental laws or regulations or of any potentially material contingencies related to environmental issues.  However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.  The Company has no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements or other matters, except as disclosed.  Rental of premises is on a month-to-month basis.

In the ordinary course of business, the Company enters into contracts which contain indemnification provisions such as purchase contracts, service agreements, licensing agreements, asset purchase and sale agreements, operating agreements, leasing agreements, asset use agreements, industry farmout agreements, etc.  In such contracts, the Company may indemnify counter-parties to the contracts if certain events occur.  These indemnification provisions vary on an agreement by agreement basis.  In some cases, there are no pre-determined amounts or limits included in the indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict.  Therefore, the maximum potential future amount that the Company could be required to pay cannot be estimated.

Under the terms of certain agreements and the Company’s-by-laws, the Company indemnifies individuals who have acted at the Company’s request to be a director and/or officer of the Company, to the extent permitted by law, against any and all damages, liabilities, costs, charges or expenses suffered by or incurred by the individuals as a result of their service.  The claims covered by such indemnifications are subject to statutory and other legal limitation periods.  The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to beneficiaries of such indemnification agreements.

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

NOTE 14.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), which differ in certain respects with accounting principles generally accepted in the United States and from practices prescribed by the Securities and Exchange Commission (collectively “U.S. GAAP).  Material differences to these financial statements are as follows:

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

b)  Statement of stockholders’ equity:

US accounting standards require a separate Statement of Stockholders’ Equity disclosing historical transactions from inception of the exploration stage.  For Canadian reporting purposes the Company has not provided historical share transactions prior to March 31, 2007.

c)  Interest in unproven resource properties:

Under U.S. GAAP, the Company classified its resource rights as tangible assets and accordingly acquisition costs are capitalized as resource property costs.  U.S. GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition.  If the sum of the undiscounted expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized.  Mineral exploration costs are expensed as incurred until commercially mineable deposits are determined to exist within a particular property.  Accordingly, for all periods presented, the Company has expensed all mineral exploration costs for U.S. GAAP purposes.  In addition, under Canadian GAAP, cash flows relating to resource property costs are reported as investing activities. For U.S. GAAP, these costs are classified as operating activities.

To date the Company has proven or probable reserves on its resource properties which contain drilled and cased natural gas wells.

d)  Statements of cash flows

For Canadian GAAP, all cash flows relating to resource property costs are reported as investing activities. For U.S. GAAP, resource property acquisition costs would be characterized as investing activities and resource property exploration costs as operating activities.

The Company has included a subtotal in cash flows from operating activities. Under U.S. GAAP, no such subtotal would be disclosed.

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

NOTE 14.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

e)  Summary of financial statement information

The effect of the accounting differences for exploration costs are as follows:

Reconciliation of losses reported to U.S. GAAP:

	Nine Months Ended		Three Months Ended
	December 31,		December 31,
	2009	2008	2009	2008
	$	$	$	$
Net loss as reported in accordance with Canadian GAAP	(1,022,038)	(418,891)	(325,765)	(277,427)
Adjustments to U.S. GAAP:	-	-	-	-
Net loss under U.S. GAAP	(1,022,038)	(418,891)	(325,765)	(277,427)

Net loss per share under U.S. GAAP	(0.032)	(0.025)	(0.010)	(0.017)

Diluted net earnings (loss) per share reflect the potential dilution of securities that could result from the exercise of dilutive options and warrants.  As of December 31, 2009, the Company had 3,200,000 (2008: nil) stock options outstanding and 802,410 (2008: nil) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been anti-dilutive.

Reconciliation of total assets, liabilities and shareholders’ equity to U.S. GAAP:

	December 31,	March 31,
	2009	2009
	$	$
Total assets under Canadian GAAP	3,035,113	131,987
Adjustment to U.S. GAAP	-	-
Total assets under U.S. GAAP	3,035,113	131,987

Total liabilities under Canadian GAAP	249,987	110,546
Adjustment to U.S. GAAP	-	-
Total liabilities under US GAAP	249,987	110,546

Total shareholders’ equity under Canadian GAAP	2,785,126	21,441
Adjusted to U.S. GAAP	-	-
Total shareholders’ equity under U.S. GAAP	2,785,126	21,441

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

NOTE 14.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Reconciliation of statements of cash flows to U.S. GAAP:

	Nine Months Ended		Three Months Ended
	December 31,		December 31,
	2009	2008	2009	2008
	$	$	$	$
Cash used in operating activities under Canadian GAAP	(896,196)	35,269	(712,353)	18,719
Adjustments to U.S. GAAP - Petroleum & Natural Gas Interests:
- capitalized acquisition related costs expensed	(107,500)	-	-	-
- capitalized exploration and development costs expensed	(825,947)	(268,279)	(186,775)	(25,846)
- non-cash item – Asset retirement obligation allowance	42,471	-	-	-
Cash used in operating activities under US GAAP	(1,787,172)	(233,010)	(899,128)	(7,127)

Cash used in investing activities under Canadian GAAP	2,404,330	670,879	186,775	25,846
Adjustments to U.S. GAAP - Petroleum & Natural Gas Interests:
- capitalized acquisition related costs expensed	(107,500)	-	-	-
- capitalized exploration and development costs expensed	(783,477)	(268,279)	(186,775)	(25,846)
Cash used in investing activities under U.S. GAAP	1,513,353	(402,600)	-	-

Cash flow from financing activities under Canadian GAAP	3,334,947	-	520,800	-
Adjustments to U.S. GAAP	-	-	-	-
Cash flow from financing activities under U.S. GAAP	3,334,947	-	520,800	-

f)  Recent accounting pronouncements:

In April 2009, The FASB issued FSP SFAS 157-4 which provides additional guidance for estimating fair value in accordance with SFAS 157, “Fair Value Measurements”, when the volume and level of activity for the asset or liability have significantly decreased.  FSP SFAS 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly.  FSP SFAS 157-4 requires the disclosure of the inputs and valuation technique(s) used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period.  The adoption of this statement did not have a material impact on the Company’s results of operations and financial position.

In May 2009, the FASB issued a new accounting standard regarding subsequent events.  The standard incorporates into authoritative accounting literature certain guidance that already existed within generally accepted auditing standards, with the requirements concerning recognition and disclosure of subsequent events remaining essentially unchanged.  This guidance addresses events which occur after the balance sheet date but before the issuance of financial statements.  Under the new standard, as under previous practice, an entity must record the effects of subsequent events that provide evidence about conditions that existed at the balance sheet date and must disclose but not record the effects of subsequent events which provide evidence about conditions that did not exist at the balance sheet date.  This standard added an additional required disclosure relative to the date through which subsequent events have been evaluated and whether that is the date on which the financial statements were issued.  For the Company, this standard was effective beginning September 1, 2009.

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

NOTE 14.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162 (“SFAS 168”).  Upon its adoption, the FASB Accounting Standards Codification (the “Codification”) will become the source of authoritative GAAP recognized by the FASB to be applied to nongovernment entities.  On the effective date of SFAS 168, the Codification will supersede all then-existing non-SEC accounting and reporting standards.  Following SFAS 168, the FASB will not issue new accounting standards in the form of FASB Statements, FASB Staff Positions, or Emerging Issues Task Force abstracts.  SFAS 168 will also modify the existing hierarchy of GAAP to include only two levels – authoritative and non-authoritative.  SFAS 168 will be effective for financial statements issued for interim and annual periods ending after September 15, 2009, and early adoption is not permitted.  The Company does not believe that the adoption of this standard will have a material impact on its financial position, results of operations or cash flows.

g)  Subsequent events

The Company evaluated subsequent events through the date the interim financial statements were issued, which was February 23, 2010.

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
(An Exploration Stage Company)

FINANCIAL STATEMENTS

MARCH 31, 2009

INDEPENDENT AUDITORS’ REPORT

BALANCE SHEETS

STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT

STATEMENTS OF CASH FLOWS

STATEMENT OF SHAREHOLDERS’ EQUITY

NOTES TO THE FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Edge Resources Inc. (formerly Guildhall Minerals Ltd.)

We have audited the balance sheets of Edge Resources Inc. (formerly Guildhall Minerals Ltd.) as at March 31, 2009 and 2008 and the statements of loss, comprehensive loss and deficit, cash flows and shareholders’ equity for the years ended March 31, 2009, 2008 and 2007.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2009 and 2008 and the results of its operations and its cash flows for the years ended March 31, 2009, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS
Vancouver, Canada
September 30, 2009, except for Note 13, which is as of May 25, 2010

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA
-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated September 30, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS
Vancouver, Canada
September 30, 2009, except for Note 13, which is as of May 25 , 2010

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
(An Exploration Stage Company)
BALANCE SHEETS
(Expressed In Canadian Dollars)

	March 31,	March 31,
	2009	2008

ASSETS

CURRENT
Cash and cash equivalents	$94,822	$664,333

PROMISSORY NOTE RECEIVABLE (Note 4)	1	-
MINERAL PROPERTIES (Note 3)	-	33,500
DEFERRED ACQUISITION AND FINANCING COSTS (Note 5)	37,164	-

TOTAL ASSETS	$131,987	$697,833

LIABILITIES

CURRENT
Accounts payable (Note 6)	$30,546	$69,734
Loan payable (Note 12)	80,000	-
Due to related party (Note 6)	-	7,516

TOTAL LIABILITIES	110,546	77,250

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 7)
Authorized: unlimited commons shares without par value
Issued: 24,643,012 common shares (2008: 16,643,012)	11,007,218	10,607,218
CONTRIBUTED SURPLUS (Note 7)	60,000	60,000
DEFICIT	(11,045,777)	(10,046,635)

	21,441	620,583

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$131,987	$697,833

Going Concern (Note 1)
Commitments (Note 12)
Subsequent Events (Note 12)

APPROVED ON BEHALF OF THE BOARD:

“Chris Cooper”	“Terence Kwan”
Chris Cooper	Terence Kwan

The accompanying notes are an integral part of these financial statements

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
(An Exploration Stage Company)
STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT
(Expressed In Canadian Dollars)

	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007

INCOME
Interest income	$20,426	$7,714	$-

EXPENSES
Consulting fees (Note 6)	47,250	-	-
Directors Fees (Note 6)	21,500	-	-
Management fees (Note 6)	22,500	30,000	30,000
General and administration (Note 6)	143,926	112,994	73,281
Professional fees (Note 6)	86,562	26,916	93,126
Exploration tax credits received	(2,461)	(11,114)	-
Foreign exchange gain	(96,408)	-	-
Write-off of other assets	-	-	1
Write-down of mineral properties (Note 3)	33,500	1	71,314
Write-off of acquisition and financing costs (Note 5 )	268,279	-	-
Write-down of note receivable (Note 4)	522,350	-	-
Write-down of accounts payable	(27,430)	-	(51,500)
	1,019,568	158,797	216,222

NET LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	(999,142)	(151,083)	(216,222)

DEFICIT, BEGINNING OF THE YEAR	(10,046,635)	(9,895,552)	(9,679,330)

DEFICIT, END OF THE YEAR	$(11,045,777)	$(10,046,635)	$(9,895,552)

BASIC AND DILUTED LOSS PER SHARE	$(0.05)	$(0.01)	$(0.04)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (Note 7)	18,218,342	13,427,325	5,965,761

The accompanying notes are an integral part of these financial statements

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
(Expressed In Canadian Dollars)

	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss for the year	$(999,142)	$(151,083)	$(216,222)
Adjust for items not involving cash:
Gain on debt settlement	-	-	(51,500)
Write-down of accounts payable	(27,430)	-	-
Foreign exchange gain on note receivable	(103,031)	-	-
Write-down of mineral properties	33,500	1	71,314
Accrued interest on note receivable	(16,720)	-	-
Write-down of note receivable	522,350	-	-
Write-off of other assets	-	-	1
Non-cash management fees and expenses	-	19,041	46,239
	(590,473)	(132,041)	(150,168)
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	(11,758)	(3,867)	81,491
Prepaid expenses	-	-	2,400
Due to related party	(7,516)	-	(5,893)
CASH USED IN OPERATING ACTIVITIES	(609,747)	(135,908)	(72,170)

INVESTING ACTIVITIES
Promissory note receivable	(402,600)	-	-
Pre-acquisition and financing costs	(37,164)
Acquisition of mineral property	-	-	(2,500)
Deferred exploration costs	-	-	(11,711)
CASH USED IN INVESTING ACTIVITIES	(439,764)	-	(14,211)

FINANCING ACTIVITIES
Private placement subscriptions cancelled	-	-	(27,500)
Shares issued for cash	400,000	624,030	-
Loan payable	80,000	-	-
Private placement subscriptions received	-	-	210,100
CASH PROVIDED BY FINANCING ACTIVITIES	480,000	624,030	182,600

INCREASE IN CASH AND CASH EQUIVALENTS	(569,511)	488,122	96,219

CASH AND CASH EQUIVALENTS, BEGINNING	664,333	176,211	79,992

CASH AND CASH EQUIVALENTS, ENDING	$94,822	$664,333	$176,211

CASH AND CASH EQUIVALENTS CONSISTS OF:
Cash	$94,822	$117,190	$176,211
Guaranteed Investment Certificates	-	547,143	-
	$94,822	$664,333	$176,211

SUPPLEMENTARY CASH FLOW INFORMATION:  (Note 8)

The accompanying notes are an integral part of these financial statements

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
(An Exploration Stage Company)
STATEMENT OF SHAREHOLDERS’ EQUITY
(Expressed In Canadian Dollars)
	Common Shares	Value	Contributed Surplus	Accumulated Deficit	Total

Balance, March 31, 2006	3,662,412	9,021,948	60,000	(9,679,330)	(597,382)
Shares issued under debt settlement arrangements:
at $0.10 per share	4,489,400	448,940	-	-	448,940
at $0.40 per share	80,000	32,000	-	-	32,000
Non-brokered private placement:
Shares issued for cash at $0.10 per share	1,830,000	183,000	-	-	183,000
Shares issued for cash at $0.10 per share	2,001,000	200,100	-	-	200,100
Shares issued for mineral claims at $0.30 per share	100,000	30,000	-	-	30,000
Net loss	-	-	-	(216,222)	(216,222)
Balance, March 31, 2007	12,162,812	9,915,988	60,000	(9,895,552)	80,436
Shares issued under debt settlement arrangements
at $0.21 per share	320,000	67,200	-	-	67,200
Warrants exercised
Shares issued for cash at $0.15 per share	4,160,200	624,030	-	-	624,030
Net loss	-	-	-	(151,083)	(151,083)
Balance, March 31, 2008	16,643,012	10,607,218	60,000	(10,046,635)	620,583
Shares issued for cash at $0.05 per share	8,000,000	400,000	-		400,000
Net loss				(999,142)	(999,142)
Balance, March 31, 2009	24,643,012	$11,007,218	$60,000	$(11,045,777)	$21,441

The accompanying notes are an integral part of these financial statements

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

MARCH 31, 2009
(Expressed In Canadian Dollars)

NOTE 1.             NATURE OF OPERATIONS

Edge Resources Inc. (formerly Guildhall Minerals Ltd.) was incorporated under the Company Act of the Province of British Columbia on September 13, 1968 and was continued under the Business Corporations Act (Alberta) and changed its name to Edge Resources Inc. subsequent to June 30, 2009 (Note 12).  The shares of the Company were reinstated for trading on the NEX board of the TSX Venture Exchange and were graduated to the TSX Venture Tier 2 on May 27, 2009 trading under the symbol “EDE”.

The Company, since mid-2005 had taken steps to become an exploration stage company engaged principally in the acquisition, exploration and development of mineral claims.  Subsequent to March 31, 2009, the Company completed the acquisition of oil and gas interests in Alberta, Canada.  With this transaction, the Company has changed its business to oil and gas exploration, development and production. See Note 12.

These financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and discharge of liabilities in the normal course of business.  The Company continues to incur losses and at March 31, 2009 had an accumulated deficit of $11,045,777.  The ability of the Company to continue operations as a going concern is dependent upon raising additional working capital, settling its outstanding debts and generating profitable operations.  Should the going concern assumption not continue to be appropriate, further adjustments to carrying values of assets and liabilities may be required.  The global financial collapse of 2008 and the ensuing recession has severely restricted the ability of junior exploration companies to raise equity financing which casts significant doubt on the Company’s ability to continue its exploration activities.  There can be no assurance that capital will be available as necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to the Company.  The issuances of additional stock by the Company may result in a significant dilution in the equity interests of its current stockholders.  Obtaining commercial loans, assuming those loans would be available, will increase the Company's liabilities and future cash commitments. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, its business and future success may be adversely affected.

NOTE 2.             BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Basis of Presentation
These financial statements have been prepared in accordance with Canadian generally accepted principals (“GAAP”) applicable in Canada and are presented in Canadian dollars. These financial statements also conform in all material respects to United States GAAP except as disclosed in Note 13.

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

Cash and Cash Equivalents
Cash and cash equivalents include cash on deposit and highly liquid short-term interest bearing guaranteed investment certificates that are readily convertible to known amounts of cash and have original maturities of three months or less.  At March 31, 2009 the Company did not hold any cash equivalents.

Future Income Taxes
Future income taxes are recorded using the asset and liability method whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.  Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent the Company does not consider it to be more likely than not that a future tax asset will be recovered; it provides a valuation allowance against the excess.

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

MARCH 31, 2009
(Expressed In Canadian Dollars)

NOTE                 BASIS OF PRESENTATION AND ACCOUNTING POLICIES (continued)
Mineral Properties

The Company is in the exploration and development stages and defers all expenditures related to its mineral properties until such time as the property is put into commercial production, sold, abandoned or management has determined it to be impaired.  Under this method, the amounts reported represent costs incurred to date less amounts amortized and/or written off, and do not necessarily represent present or future values.

If the property is put into commercial production, the expenditures will be depleted based upon the proven reserves available.  If the property is sold, abandoned or impaired, then the expenditure will be charged to operations.  The Company does not accrue the estimated future costs of maintaining in good standing its mineral properties.

In the event that reserves are determined, the carrying values of a mineral property interest, on a property-by-property basis, will be reviewed by management at least annually to determine if they have become impaired.  If impairment is deemed to exist, then the mineral property will be written down to its net recoverable value.  The ultimate recoverability of the amounts capitalized is dependent upon the identification of economically recoverable ore reserves, the Company’s ability to obtain the necessary financing to complete their development and to realize profitable production and proceeds from the disposition thereof.

Oil and Gas Properties
The Company follows the full cost method of accounting for its oil and gas operations whereby all costs related to the acquisition of, exploration for and development of petroleum and natural gas interests are capitalized.  Such costs include land and lease acquisition costs, annual carrying charges of non-producing properties, geological and geophysical costs, interest costs, costs of drilling and equipping productive and non-productive wells, and direct exploration consulting fees. Proceeds from the disposal of oil and gas interests are recorded as a reduction of the related expenditures without recognition of a gain or loss unless the disposal would result in a change of 20 percent or more in the depletion rate.

Depletion and depreciation of the capitalized costs will be computed using the unit-of-production method based on the estimated proven reserves of oil and gas determined by independent consultants.  Costs of significant unproved properties, net of impairment, and estimated salvage values are excluded from the depletion and depreciation calculation.

Estimated future removal and site restoration costs are provided over the life of proven reserves on a unit-of-production basis. Costs, which include the cost of production, equipment removal and environmental clean-up, are estimated each period by management based on current regulations, costs, technologies and industry standards.   The charge is included in the provision for depletion and depreciation and the actual restoration expenditures are charged to the accumulated provision accounts as incurred.

The Company evaluates its oil and gas assets on an annual basis using a ceiling test to determine that the costs are recoverable and do not exceed the fair value of the properties.  The costs are assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves less unproved properties exceed the carrying value of the oil and gas assets.  If the carrying value of the oil and gas assets is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flows expected form the production of proved and probable reserves less unproved properties.  The cash flows are estimated using the future product prices and costs and are discounted using a risk-free rate.

Foreign Currency Translation
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

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

MARCH 31, 2009
(Expressed In Canadian Dollars)

NOTE 2.             BASIS OF PRESENTATION AND ACCOUNTING POLICIES (continued)

Loss per Share
The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on loss per common share is recognized from the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the respective periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the share purchase warrants and stock options have been excluded as they are anti-dilutive.

Stock-Based Compensation

The Company recognizes compensation expense for stock options using the fair value based method in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. Under this method, the fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company’s stock, and a weighted average expected life of the options. The estimated fair value of the options is determined at the date of grant and recorded over the options’ vesting period.  Any consideration paid on amounts attributable to stock options is credited to share capital upon exercise together with amounts previously allocated to contributed surplus arising from the initial value recorded.

Asset Retirement Obligations
The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of tangible long-lived assets, including rights to explore or exploit natural resources, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

Impairment of Long-Lived Assets
Long-lived assets are tested for recoverability when events or changes in circumstances indicate their carrying value may not be recoverable.  A long-lived asset is potentially not recoverable when its carrying value is greater than the sum of its undiscounted cash flows expected to result from its use and eventual disposition.  The impairment loss, if any, is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value.

Comprehensive Income (Loss)

CICA Handbook Section 1530 establishes standards for reporting and presenting comprehensive income (loss), which is defined as the change in equity from transactions and other events from non owner sources.  Other comprehensive income (loss) refers to items recognized in comprehensive income (loss) that are excluded from net income (loss) calculated in accordance with generally accepted accounting principles.  The Company’s comprehensive income (loss) is equal to its net loss for the year.

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

MARCH 31, 2009
(Expressed In Canadian Dollars)

NOTE 2              BASIS OF PRESENTATION AND ACCOUNTING POLICIES (continued)

Financial Instruments
Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook sections in Note 10 to these financial statements.

The Company’s financial instruments consist of cash and cash equivalents, promissory note receivable, accounts payable and accrued liabilities, loan payable and amounts due to related parties.  The fair value of the Company’s arms-length short term financial instruments is estimated by management to approximate their carrying values due to their immediate or short-term maturity.  The fair value of advances due to related parties has not been determined as comparable arms-length interest, security and risk information is not determinable.

On adopting these standards, the Company designated its cash and cash equivalents as held-for-trading, which are measured at fair value.  Promissory note receivable is classified under loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities, loan payable and due to related parties are classified as other financial liabilities, which are measured at amortized cost.

Recently Adopted Accounting Policies

Accounting Changes
Effective April 1, 2007, the Company adopted CICA Handbook Section 1506, “Accounting Changes.”.  This new standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and the correction of errors.   The disclosure is to include, on an interim and annual basis, a description and the impact on the Company on any new primary source of generally accepted accounting principals (“GAAP”) that has been issued but is not yet effective.  Adoption of these standards did not affect the Company’s financial result.

Capital Disclosures
The new standard, CICA Handbook Section 1535, Capital Disclosures, is effective for annual and interim periods beginning on or after October 1, 2007 and requires disclosure of the Company’s objectives, policies and processes for managing capital; quantitative data about what the Company regards as capital; whether the Company has complies with any capital requirements; and, if the Company has not complied, the consequences of such non-compliance.  The new accounting standard covers disclosure only and has had no effect on the financial results of the Company.  See Note 11.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities
In January 2009, the CICA approved Emerging Issues Committee (“EIC”) 173; Credit Risk and the Fair Value of Financial Assets and Liabilities.  This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments.  This guidance is applicable to fiscal periods ending on or after January 12, 2009. Management does not expect that this will have a significant impact on the Company’s financial statements.

General Standards of Financial Statement Presentation
CICA Section 1400 includes requirements for management to assess and disclose an entity’s ability to continue as a going concern.  This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company has provided the additional disclosure required in Note 1.

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

MARCH 31, 2009
(Expressed In Canadian Dollars)

NOTE 2              BASIS OF PRESENTATION AND ACCOUNTING POLICIES (continued)

New Accounting Standards Not Yet Adopted

International Financial Reporting Standards
In 2006, Canada’s Accounting Standards Board (“AcSB”) ratified a strategic plan that will result in the convergence of Canadian GAAP, as used by public companies, with International Financial Reporting Standards (“IFRS”) over a transitional period. The AcSB has developed and published a detailed implementation plan, with a changeover date for fiscal years beginning on or after January 1, 2011. The impact of the transition to IFRS on the Company’s financial statements has yet to be determined.

During 2009 and 2010, the Company will assess its requirements and first time adoption methodologies, including its internal training and resource needs.  The Company expects that by the second calendar quarter of 2010 management will have assessed conversion and first time adoption implications.  During 2010 additional disclosures and analysis of impacts will be provided leading up to adoption in the first quarter of 2011.

Goodwill and Intangible Assets
As of April 1, 2009, the Company will be required to adopt the CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace the existing Goodwill and Intangible Assets standard.  The new standard revises the requirements for the recognition, measurement, presentation and disclosure of intangible assets.  The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

Business Combination, Non-Controlling Interest, and Consolidation
In January 2009, the CICA issued Handbook Sections 1582, Business Combination (“Section 1582”), 1601, Consolidated Financial Statements. (“Section 1601”) and 1602, Non-controlling Interests, (“Section 1602”) which replaces CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements.  Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS.  Section 1582 is applicable for the Company’s business combinations and acquisition dates on or after January 1, 2011.  Early adoption of this section is permitted.  Section 1601 is applicable for the Company’s interim and annual financial statements for its fiscal year beginning January 1, 2011.  Early adoption of this section is permitted.  If the Company chooses to adopt any one of these sections, the other sections must also be adopted at the same time.  The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

NOTE 3.             MINERAL PROPERTIES

As of March 31, 2009, accumulated costs with respect to the Company’s interest in mineral properties owned, leased or under option, consisted of the following:

	Bridge Claims	Stellar Property	Total
	$	$	$
Balance, March 31, 2007	32,500	1	32,501
Acquisition costs – option extension	1,000		1,000
Mineral claims written off	-	(1)	(1)
Balance, March 31, 2008	33,500	-	33,500
Mineral claims written off	(33,500)		(33,500)
Balance, March 31, 2009	-	-	-

Stellar Property, New Westminster Mining Division, British .Columbia

On March 8, 2005, the Company entered into an option agreement, subsequently amended September 6, 2005, November 9, 2005 and June 26, 2006 with a third party to acquire 28 contiguous mineral claims north east of Harrison Lake in the Province of British Columbia.

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

MARCH 31, 2009
(Expressed In Canadian Dollars)

NOTE 3.             MINERAL PROPERTIES (continued)

At March 31, 2007, the Company was in default of the terms of the Option Agreement.  A request was made to the optionor to negotiate revisions to the terms of the Option Agreement.  No response was ever received and on July 17, 2007 the Company gave written notice of termination as provided by the agreement.  During the year ended March 31, 2008, the Company wrote off the property to $nil resulting in an overall loss of $71,315.  Also, the Company recovered British Columbia Mineral Tax credits in the amount of $13,575 during the 2008 and 2009 fiscal years for exploration previously carried out on the property which has been recorded in income as the carrying value has been fully written off.

Bridge Claims, Lillooet Mining Division, British Columbia

On February 20, 2007, as amended on March 20, 2008 for consideration of $1,000, the Company entered into an option agreement with a third party to acquire the Bridge mineral claims located south of Carpenter Lake and west of Gold Bridge in British Columbia.   At March 31, 2009 the Company decided not to pursue further interest in the claims and have allowed the option to lapse.  The Company has written off the property to $nil resulting in a loss of $33,500.

NOTE 4.             PROMISSORY NOTE RECEIVABLE

Pursuant to a loan agreement dated July 16, 2008, the Company loaned $504,520 (US$400,000) by way of a promissory note to British American Natural Gas Corporation.  This loan was in conjunction with a proposed acquisition (refer to Note 5).  The loan, together with interest at a rate of 5% per annum, is due on July 16, 2010.

The amount recorded by the Company including principal and accrued interest to March 31, 2009 is $522,350 (US$414,137).   Management has determined that collectability of these amounts is uncertain and therefore has written down the note receivable and accrued interest to $1.

NOTE 5.             DEFERRED ACQUISITION AND FINANCING COSTS

In May 2008, the Company entered into two Letters of Intents to acquire oil and gas interests in Alberta from First West Petroleum Inc. and in Mozambique from British North American Natural Gas Corporation and to secure required financing.  Acquisition and financing costs related to the transactions incurred during the year were capitalized as deferred acquisition and financing costs until completion of the acquisition process.

Due to the difficult credit market conditions, all parties mutually agreed on December 23, 2008 to terminate all negotiations with respect to the outstanding shares of First West Petroleum Inc. and British American Natural Gas Corporation.  All the deferred costs pertaining to this project were written off to $nil resulting in a loss of $268,279.

On March 19, 2009, the Company entered into an assignment agreement with Quarry Bay Capital LLC and paid an assignment fee of $25,000 for the right to enter into a definitive agreement to acquire certain petroleum and natural gas assets, tangibles and miscellaneous interests in Alberta from Poplar Point Energy, Inc.  In addition, subsequent to March 31, 2009 a finder’s fee of $107,500 was paid to Corporate House Equity Inc., an arm’s-length party.  On April 15, 2009, the Company entered into formal negotiations with Poplar Point Energy, Inc. to acquire those petroleum and natural gas assets, tangibles and miscellaneous interests in Alberta.  Preliminary acquisition related costs of $37,164 incurred as at March 31, 2009 have been capitalized as deferred acquisition costs until completion of the acquisition process.  (See Note 12).

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

MARCH 31, 2009
(Expressed In Canadian Dollars)

NOTE 6.             RELATED PARTY TRANSACTIONS

During the year ended March 31, 2009 the Company incurred:

f)
$22,500 for management fees to the past President and CEO (2008 - $30,000; 2007 - $30,000).  At March 31, 2009, $nil (2008 - $7,516) is owing to this past President and CEO at that time for fees and expenses incurred on behalf of the Company.  The outstanding amounts are unsecured, non-interest bearing and without specific repayment terms.  During November 2007, 130,000 shares at a price of $0.21 per share were issued in settlement of $27,300 of debt due this past President and CEO.   During December 2006, 2,281,800 shares at a price of $0.10 per share were issued in settlement of $228,180 of debt due this person.

g)
Legal fees and disbursements of $20,854 (2008 - $28,816; 2007 - $60,016) to a law firm of which a former director and officer is a principal.  As at March 31, 2009, $nil (2008 - $7,548) is owing to this firm and is included in accounts payable.  During November 2007 120,000 shares at a price of $0.21 per share were issued in settlement of $25,200 of debt due to the law firm.  During December 2006, 1,381,500 shares at a price of $0.10 per share were issued in settlement of $138,150 of debt due to the law firm.

h)	$21,500 (2008 - $nil; 2007 - $nil) aggregate for director fees to a former director and two current directors;
i)	$45,000 (2008 - $nil; 2007 - $5,000) for consulting fees to a company controlled by a director. As at March 31, 2009, $5,250 (2008 - $nil) is owing to this company and is included in accounts payable;
j)
$39,000 (2008 – $36,000; 2007 - $5,000) for administrative and accounting services to a company controlled by a director and officer.  As at March 31, 2009, $nil (2008 – $3,150) is owing to this company and is included in accounts payable.  During November 2007, 70,000 shares at a price of $0.21 per share were issued in settlement of $14,700 of debt due to this company,

Transactions with related parties are in the normal course of operations and have been recorded at the exchange amount which is the consideration agreed to between the related parties.

NOTE 7.             SHARE CAPITAL

a)  Capital Stock

By special resolution passed on September 1, 2005, the authorized share capital of the Company was changed from 100,000,000 common shares without par value to unlimited common shares without par value.

On November 17, 2006, the Company consolidated its share capital on a one for five basis, reducing outstanding number of common shares to 3,662,412.  All references to the issuance, granting, and exercising of common stock, stock options and warrants and loss per share amounts in these financial statements have been adjusted to reflect the retro-active effect of the five for one share consolidation.

On December 12, 2006, the Company issued 4,489,400 units at a price of $0.10 per unit to settle outstanding debts aggregating $448,940.  Each unit consisted of one common share of the Company and one-half warrant.   One full warrant entitled the holder to subscribe for one additional share at a price of $0.15 until December 12, 2007.  As at December 12, 2007, 2,244,700 warrants were exercised for total proceeds of $336,705.

On December 13, 2006, the Company issued 80,000 common shares pursuant to a debt settlement agreement dated February 5, 2004 to a third party.

The Company completed a 3,831,000 unit non-brokered private placement in two tranches.  On December 19, 2006, 1,830,000 units, at a price of $0.10 per unit, were issued for proceeds of $183,000.  Each unit consisted of one common share of the Company and one-half warrant.  One full warrant entitled the holder to subscribe for one additional common share at a price of $0.15 until December 12, 2007.  On January 10, 2007, 2,001,000 units, at a price of $0.10 per unit, were issued for proceeds of $200,100 under the same terms and conditions.  One full warrant entitled the holder to subscribe for one additional common share at a price of $0.15 until January 10, 2008.  As at December 12, 2007 and January 10, 2008, 915,000 warrants and 1,000,500 warrants were exercised respectively for aggregate proceeds of $287,325.

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

MARCH 31, 2009
(Expressed In Canadian Dollars)

NOTE 7.             SHARE CAPITAL (continued)

The grant date fair value of the warrants granted in connection with above issuances was estimated to be $nil, have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity.

During March 2007, the Company issued 100,000 common shares at a price of $0.30 per share pursuant to the option agreement entered into on February 20, 2007 with a third party to acquire the Bridge mineral claims.

During November 2007, the Company issued 320,000 common shares at a price of $0.21 per share pursuant to debt settlement agreements with its three officers to settle amounts owing to them or their firms in the aggregate of $67,200 for services rendered (See Note 6).

On January 16, 2009, 8,000,000 shares at a price of $0.05 per share were issued by way of a non-brokered private placement for proceeds of $400,000.

b)  Stock Options

On September 1, 2005, the Company adopted a formal stock option plan which provides for the granting of incentive stock options up to a maximum of 10% of the Company’s issued and outstanding common shares.  As at March 31, 2009, no options have been issued under this plan.

c)   Warrants

As at March 31, 2009, the Company had no outstanding share purchase warrants (2008 – nil).  The weighted average remaining life of all outstanding share purchase warrants was nil years (2008 –nil) at March 31, 2009.

A summary of the Company’s warrants as of March 31, 2009, and 2008, and changes during the year are as follows:

	2009		2008
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
		$		$
Outstanding, beginning of year	-	-	-	-
Issued	-	-	4,160,200	0.15
Exercised	-	-	(4,160,200)	0.15
Outstanding, end of year	-	-	-	-

NOTE 8.             SUPPLEMENTAL CASH FLOW INFORMATION

	2009	2008	2007
	$	$	$
a) Non-cash financing and investing activities
Financing activities
Shares issued for debt settlement arrangements (Notes 6 and 7)	-	67,200	480,940
Investing Activities:
Shares issued for mineral properties (Note 7)	-	-	30,000
Accrued mineral property option payment	-	1,000	-

b) Other
Cash paid for interest during the year	-	-	-
Cash paid for income taxes during the year	-	-	-

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

MARCH 31, 2009
(Expressed In Canadian Dollars)

NOTE 9.             FUTURE INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes.  The components of these differences are as follows:

	2009	2008	2007
	$	$	$
Loss before income taxes	(999,142)	(151,083)	(216,222)
Corporate tax rate	31.0%	34.1%	34.1%

Expected tax expense (recovery)	(309,734)	(50,764)	(73,732)
Increase (decrease) resulting from:
Non-deductible items	310	-	(604)
Expiring losses and other differences	121,740	-	17,562
Impact of tax rate changes	272,064	(3,501)	-
Change in valuation allowance	(84,380)	54,265	56,774
Income tax expense	-	-	-

The significant tax-effected components of the Company’s future income tax assets are as follows:

	2009	2008	2007
	$	$	$
Non-capital losses	555,165	912,462	838,517
Mineral properties	703,789	675,236	927,098
Other reserves	109,020	-	-
Potential future income tax assets	1,367,974	1,587,698	1,765,615
Less: valuation allowance	(1,367,974)	(1,587,968)	(1,765,615)
Net future income tax asset	-	-	-

At March 31, 2009, the Company has non-capital losses of approximately $2,135,250 which may be applied to reduce taxable income of future years.  The non-capital losses expire as follows:

Year	$
2010	347,677
2014	141,214
2015	88,880
2026	125,055
2027	723,705
2028	160,925
2029	547,794
2,135,250

In addition, there are resource-related expenditures of approximately $2,707,000 (2008: $2,709,000) which may be used to offset future taxable income indefinitely, subject to annual rates prescribed by the Canadian Income Tax Act.

Due to the uncertainty of realization of these loss carry forwards and resource pools, the benefits of all these deductions have not been reflected in the financial statements as the Company has provided a full valuation allowance for the future tax assets resulting from these loss carry forwards and resource pools.

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

MARCH 31, 2009
(Expressed In Canadian Dollars)

NOTE 10.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Environmental Risk
As at March 31, 2009, the Company is engaged primarily in mineral exploration and manages related industry risk issues directly.  The Company may be at risk for environmental issues and fluctuations in commodity pricing.  Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of its current operations; however it is not possible to be certain that all aspects of environmental issues affecting the Company, if any, have been fully determined or resolved.

Financial Instrument Risk
The Company has exposure to the following risks from its use of financial instruments:
•	Credit risk
•	Liquidity risk
•	Market risk

Credit risks
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The bank accounts are mainly held with a major Canadian bank. As the Company’s cash is mainly held by one Canadian bank, there is a concentration of credit risk with this bank. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

Liquidity risk
Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company ensures that there is sufficient capital in order to meet short-term operating requirements, after taking into account the Company’s holdings of cash and cash equivalents.  The Company’s cash and cash equivalents are invested in business bank accounts and short term interest bearing instruments and are available on demand.

Market risk
The Company is subject to normal risks including fluctuations in the US dollar exchange rates and interest rate.  While the Company manages its operations in order to minimize exposure to these risks, the Company has not entered into any derivatives or contracts to hedge or otherwise mitigate this exposure.

As at March 31, 2009, the Company was not exposed to interest rate risk.

The Company is exposed to currency fluctuations to the US dollar on the note receivable to British American Natural Gas Corporation which was contracted in US dollars.  The Company is also exposed to the impact of the US dollar fluctuation on its monetary assets and liabilities.  The Company does not actively manage this exposure.

NOTE 11.          CAPITAL MANAGEMENT

The Company considers its cash and common shares as capital.  The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its properties and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk level.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares or acquire or dispose of assets.  In order to maximize ongoing development efforts, the Company does not pay out dividends.

There were no changes in the Company’s approach to capital management during the year ended March 31, 2009.  The Company is not subject to externally imposed capital requirements.

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

MARCH 31, 2009
(Expressed In Canadian Dollars)

NOTE 12.          SUBSEQUENT EVENTS

On April 15, 2009, the Company entered in to a purchase and sale agreement with Poplar Point Energy, Inc. to acquire certain petroleum and natural gas assets located in the Willesden Green North property in Alberta.  The total consideration payable by the Company to the vendor is $1,500,000 cash.  In addition, the Company agreed to pay Quarry Bay Capital LLC an assignment fee of $25,000 for the right to enter into a definitive agreement, and a finder’s fee of $107,500 to Corporate House Equity Inc., an arm’s-length party.  The Company’s interest in the oil and gas assets will consist of 50% in two sections and 100% in five sections, all of which contains drilled, cased and in some cases, completed gas wells.

On May 28, 2009, the TSX Venture Exchange accepted for filing a Filing Statement dated April 30, 2009 which was furnished in connection with a change of business by the Company to become an oil and gas exploration and development company.  The change of business transaction received shareholders’ approval via written consents.

Concurrent with the closing of the above acquisition, the Company completed a private placement of 12,183,000 common shares at $0.25 per share for gross proceeds of $3,045,750.  The Company paid a cash commission to certain finders equal to 7% of the gross proceeds (or $151,602) for the introduction of the subscribers.  In addition, the Company issued to the finders 662,410 warrants to acquire that number of common shares of the Company which is equal to 7% of the number of common shares sold to subscribers of the private placement introduced to the Company.  Each finder’s warrant entitles the finders to purchase one common share of the Company at a price of $0.30 per share for a period of twelve months following the closing of the transaction.  The warrants associated with this placement have an estimated fair value of $92,205.  The Black-Scholes valuation model was used with the following assumptions:
Market price	$0.30
Expected life	1 year
Risk free interest rate	1.04%
Dividend yield	-
Expected volatility	122.92%
Fair value of warrants	$92,205

Pursuant to an escrow agreement dated May 13, 2009, 451,000 common shares held prior to the application for the change of business and reactivation of the Company on the TSX Venture Exchange were deposited with Computershare Trust Company of Canada to be held in escrow.  Under the terms of the agreement 10% of these shares will be released from escrow on the date of issuance of the Final Exchange Bulletin upon completion of the change of business transaction of the Company and with 90% to be released in six equal tranches every six months after that date.  On July 31, 2009, 49,600 shares were released from escrow.

Subsequent to March 31, 2009, the Company drilled and completed four gross shallow gas wells, to earn post-pooled minority interest of approximately 4.5%, 25%, 32% and 95% respectively, in four sections of land on property located in the Willesden Green and nearby areas of Alberta.

On June 1, 2009, the Company entered into three contracts with certain companies, one of which is controlled by the president of the Company, to provide advisory and technical services on an on-going basis.  The aggregate annual compensation of these contracts amounts to $483,000 which is paid at a rate of $40,250 per month.  Each agreement can be terminated by giving termination notice and a minimum of 6 months to a maximum of 12 months termination fee.  The Company also entered into a month-to-month contract with a corporation to provide technical and land management services at a monthly compensation of $11,000.  This agreement can be terminated by giving the firm notice and a minimum of 2 weeks to a maximum of 4 weeks termination fee.

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

MARCH 31, 2009
(Expressed In Canadian Dollars)

NOTE 12.          SUBSEQUENT EVENTS (continued)

On June 2, 2009, the Company granted options to certain officers, directors, employees or consultants to purchase an aggregate of 2,700,000 commons shares in the capital of the Company at an exercise price of $0.30 per share for a 5 year period.   One-quarter of the options under this option agreement vested immediately; and one-quarter of the options shall vest on each of the sixth month anniversary; the one year anniversary and the eighteen month anniversary from the grant date.  The options were granted with a fair value of $685,910.  The Black-Scholes method of options valuation was used with the following assumptions:

Exercise price	$0.30
Expected life	5 years
Risk free interest rate	2.57%
Expected volatility	124.66%
Dividend yield	-
Fair value of options granted	$685,910

Subsequent to year end, the loan payable of $80,000, which was repayable on demand, unsecured and non-interest bearing, was repaid in full.

On July 8, 2009, the Company under its formal stock option plan granted options to certain officers, directors or consultants to purchase an aggregate of 300,000 shares in the Company at an exercise price of $0.31 per share for a 5 year period.   One-quarter of the options under this option agreement vested immediately; and one-quarter of the options shall be vested on each of the sixth month anniversary; the one year anniversary and the eighteen month anniversary from the grant date.  The options were granted with a fair value of $78,941 using the Black-Scholes method of options valuation with the following assumptions:

Market price	$0.31
Expected life	5 years
Risk free interest rate	2.57%
Expected volatility	125.30%
Dividend yield	-
Fair value of options granted	$78,941

At the Annual General Meeting held on July 20, 2009, the shareholders approved a change of name to Edge Resources Inc.  On July 27, 2009 the change of name received regulatory approval.  The shares of the Company commenced trading as Edge Resources Inc. on July 28, 2009 under the symbol “EDE”.

NOTE 13.          UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

b)      Statement of stockholders’ equity:
US accounting standards require a separate Statement of Stockholders’ Equity disclosing historical transactions from inception of the exploration stage.  For Canadian reporting purposes the Company has not provided historical share transactions prior to March 31, 2007.

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

MARCH 31, 2009
(Expressed In Canadian Dollars)

NOTE 13.          UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

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

d)      Statements of cash flows

For Canadian GAAP, all cash flows relating to mineral property costs are reported as investing activities. For US GAAP, mineral property acquisition costs would be characterized as investing activities and mineral property exploration costs as operating activities.

The Company has included a subtotal in cash flows from operating activities. Under US GAAP, no such subtotal would be disclosed.

e)      Restatement

The U.S. GAAP reconciliation for 2009 has been restated as it was determined that there were no GAAP differences relating to deferred oil and gas acquisition costs.  Prior to the restatement, the Company had shown deferred acquisition costs of $37,164 relating to legal costs and assignment fees with respect to the acquisition of the oil and gas properties as a reconciling item.  However, under both Canadian and U.S. GAAP using the full cost method, these costs are capitalized as part of the acquisition.

f)      Summary of financial statement information

The effect of the accounting differences for exploration costs are as follows:

Reconciliation of losses reported to US GAAP:

	2009	2008	2007
	$	$	$
Net loss as reported in accordance with Canadian GAAP	(999,142)	(151,083)	(216,222)
Adjustments to US GAAP:
- resource property acquisition related costs expensed	(37,164)	-	-
Net loss under US GAAP	(1,036,306)	(151,083)	(216,222)

Net loss per share under US GAAP	(0.05)	(0.01)	(0.04)

Diluted net earnings (loss) per share reflect the potential dilution of securities that could result from the exercise of dilutive options and warrants.  As of March 31, 2009, the Company had no (2008: nil, 2007: nil) stock options outstanding and no (2008: nil: 2007: 4,160,200) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been anti-dilutive.

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

MARCH 31, 2009
(Expressed In Canadian Dollars)

NOTE 13.          UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Reconciliation of total assets, liabilities and shareholders’ equity to US GAAP:

	2009	2009	2008
	$	$	$
	(restated)
Total assets under Canadian GAAP	131,987	131,987	697,833
Adjustment to US GAAP
- mineral resource property costs	-	-	-
- petroleum resource property acquisition related costs	(37,164)	-	-
Total assets under US GAAP	94,823	131,987	697,833

Total liabilities under Canadian GAAP	110,546	110,546	77,250
Adjustment to US GAAP	-	-	-
Total liabilities under US GAAP	110,546	110,546	77,250

Total shareholders’ equity under Canadian GAAP	21,441	21,441	620,583
Adjusted to US GAAP
- mineral resource property costs	-	-	-
- petroleum resource property acquisition related costs	(37,164)	-	-
Total shareholders’ equity under US GAAP	(15,723)	21,441	620,583

Reconciliation of statements of cash flows to US GAAP:

	2009	2009	2008	2007
	$	$	$	$
	(restated)
Cash used in operating activities under Canadian GAAP	(609,747)	(609,747)	(135,908)	(72,170)
Adjustments to US GAAP
- mineral property costs expensed	-	-	-	(11,711)
- petroleum resource property acquisition related costs expensed	(37,164)	-	-	-
Cash used in operating activities under US GAAP	(646,911)	(609,747)	(135,908)	(83,881)

Cash used in investing activities under Canadian GAAP	(439,764)	(439,764)	-	(14,211)
Adjustments to US GAAP
- mineral property costs expensed	-	-	-	11,711
- petroleum resource property acquisition related costs expensed	37,164	-	-	-
Cash used in investing activities under US GAAP	(402,600)	(439,764)	-	(2,500)

Cash flow from financing activities under Canadian GAAP	480,000	480,000	624,030	182,600
Adjustments to US GAAP	-	-	-	-
Cash flow from financing activities under US GAAP	480,000	480,000	624,030	182,600

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

MARCH 31, 2009
(Expressed In Canadian Dollars)

NOTE 13.          UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

f)      Recent accounting pronouncements:

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – An interpretation of FASB Statement No. 60”.  SFAS No. 163 clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement of premium revenue and claims liabilities.  This statement also requires expanded disclosures about financial guarantee insurance contracts.  SFAS No. 163 is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those years.  SFAS No. 163 is not anticipated to have any effect on the Company’s financial position, statement of operations, or cash flows at this time.

In April 2009, The FASB issued FSP SFAS 157-4 which provides additional guidance for estimating fair value in accordance with SFAS 157, “Fair Value Measurements”, when the volume and level of activity for the asset or liability have significantly decreased.  FSP SFAS 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly.  FSP SFAS 157-4 requires the disclosure of the inputs and valuation technique(s) used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period.  The adoption of this statement did not have a material impact on the Company’s results of operations and financial position.

In June 2009, the FASB issued FAS No. 165 “Subsequent Events” (“FAS 165”).  FAS 165 requires companies to recognize in the financial statements the effects of subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements.  An entity shall disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued.  Companies are not permitted to recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are issued.  Some non recognized subsequent events must be disclosed to keep the financial statements from being misleading.  For such events a company must disclose the nature of the event, an estimate of its financial effect, or a statement that such an estimate cannot be made.  This Statement applies prospectively for interim or annual financial periods ending after June 15, 2009.  The adoption of FAS 165 is not expected to have a material impact on the Company’s results of operations and financial position.

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162 (“SFAS 168”).  Upon its adoption, the FASB Accounting Standards Codification (the “Codification”) will become the source of authoritative GAAP recognized by the FASB to be applied to nongovernment entities.  On the effective date of SFAS 168, the Codification will supersede all then-existing non-SEC accounting and reporting standards.  Following SFAS 168, the FASB will not issue new accounting standards in the form of FASB Statements, FASB Staff Positions, or Emerging Issues Task Force abstracts.  SFAS 168 will also modify the existing hierarchy of GAAP to include only two levels – authoritative and non-authoritative.  SFAS 168 will be effective for financial statements issued for interim and annual periods ending after September 15, 2009, and early adoption is not permitted.  The Company does not believe that the adoption of this standard will have a material impact on its financial position, results of operations or cash flows.

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

MARCH 31, 2009
(Expressed In Canadian Dollars)
(Unaudited)

PRO FORMA FINANCIAL INFORMATION – (UNAUDITED)

As the acquisition of petroleum and natural gas interests and concurrent financing referred to in Note 12 resulted in a fundamental change to the Company’s line of business, a pro forma balance sheet, pro forma capitalized cost incurred in oil and gas property acquisition and development activity summary and pro forma oil and gas reserve analysis have been presented as if the acquisition and financing were completed at March 31, 2009.
EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
(An Exploration Stage Company)
PRO FORMA BALANCE SHEET
UNAUDITED
(Expressed In Canadian Dollars)

	March 31,	Subsequent	March 31,
	2009	Acquisition	2009
	Before acquisition	&
	& financing	Financing	Pro forma
ASSETS

CURRENT
Cash and cash equivalents (2)	$94,822	$1,286,648	$1,381,470

PROMISSORY NOTE RECEIVABLE	1	-	1
PETROLEUM AND NATURAL GAS INTERESTS (1)	-	1,644,664	1,644,664
DEFERRED ACQUISITION AND FINANCING COSTS (1)	37,164	(37,164)	-

TOTAL ASSETS	$131,987	$2,894,148	$3,026,135

LIABILITIES

CURRENT
Accounts payable	$30,546	$-	$30,546
Loan payable	80,000	-	80,000

TOTAL LIABILITIES	110,546	-	110,546

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (3)	11,007,218	2,801,943	13,809,161
CONTRIBUTED SURPLUS (3)	60,000	92,205	152,205
DEFICIT	(11,045,777)	-	(11,045,777)
	21,441	2,894,.148	2,915,589

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$131,987	$2,894,148	$3,026,135

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

MARCH 31, 2009
(Expressed In Canadian Dollars)
(Unaudited)

PRO FORMA FINANCIAL INFORMATION – (UNAUDITED) (continued)

Note 1 - On April 15, 2009, the Company entered into a purchase and sale agreement with Poplar Point Energy, Inc. to acquire certain petroleum and natural gas assets located in the Willesden Green North property in Alberta, Canada.  The total consideration payable by the Company to the vendor is $1,500,000 cash.  In addition, the Company paid an assignment fee of $25,000 for the right to enter into a definitive agreement, a finder’s fee of $107,500 and legal fees of $12,164.  The legal fees and assignment fee were recorded as deferred acquisition and financing costs at March 31, 2009 as the acquisition process was not completed at that time.  For the purpose of the pro forma balance sheet, these costs have been reclassified to petroleum and natural gas interests.

Note 2 – Concurrent with the closing of the above acquisition, the Company completed a private placement of 12,183,000 common shares at $0.25 per share for gross proceeds of $3,045,750.  The Company paid a cash commission aggregating $151,602 to certain finders for the introduction of the subscribers; $107,500 for finder’s fees and $1,500,000 for the petroleum and natural gas assets.

Note 3 – The change in share capital arises from the issue of 12,183,000 common shares at $0.25 for gross proceeds of $3,045,750 net of share issue expense of $151,602.  In addition, share capital was credited the fair value of 662,410 warrants issued to the finders of the subscribers to acquire that number of common shares of the Company with a offsetting charge to contributed surplus.  Each finder’s warrant entitles the finders to purchase one common share of the Company at a price of $0.30 per share for a period of twelve months following the closing of the transaction.  The warrants associated with this placement have an estimated fair value of $92,205 using the black-scholes valuation model.

Pro Forma Capitalized Costs Incurred
In Oil and Gas Property Acquisition and Development Activities Summary
March 31, 2009
(Unaudited)

Willesden Green area, Alberta, Canada Proved undeveloped oil and gas properties	Total
$
Acquisition costs
Balance, March 31, 2008	-
Petroleum and natural gas rights and interest	1,500,000
Acquisition fees and legal costs	144,664
Balance, March 31, 2009	1,644,664

Deferred exploration and development costs
Balance, March 31, 2008	-
Exploration, drilling and administrative costs	-
Asset retirement obligations	-
Depletion	-
Balance, March 31, 2009	-

Total	1,644,664

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

MARCH 31, 2009
(Expressed In Canadian Dollars)
(Unaudited)

PRO FORMA OIL AND GAS INFORMATION – (UNAUDITED)
Pro Forma Oil and Gas Reserve Analysis
(Unaudited)
March 31, 2009
Oil and gas reserves

The Company engaged an independent qualified reserve evaluator, AJM Petroleum Consultants (“AJM”) to review the Company’s proved undeveloped and probable undeveloped gas reserves.  As at March 31, 2009, all of the Companies gas reserves are located in Canada.  The changes in net proved and probable reserve quantities are outlined below.

The following tables provides summary information presented in the AJM Petroleum Consultants (“AJM”) reserves update effective June 1, 2009, in accordance with the rules provided by National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators”.  Some of the information contained herein summarizes certain information contained in the estimated AJM reserves update effective June 1, 2009.  The Company’s crude oil, natural gas liquids and natural gas volumes provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.  The actual crude oil, natural gas liquids and natural gas volumes eventually recovered may be greater than or less than the reserves estimates provided herein.

The report provided by AJM Petroleum Consultants and the following summary information contains forward looking statements including expectations of future production and capital expenditures.  Information concerning reserves may also be deemed to be forward looking as estimates imply that the reserves described can be profitably produced in the future.  These statements are based on current expectations that involve a number of risks and uncertainties, which could cause the actual results to differ from those anticipated.  These risks include, but are not limited to: the underlying risks of the oil and gas industry (i.e. operational risks in development, exploration and production; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimates; the uncertainty of estimates and projections relating to production, costs and expenses, political and environmental factors), and commodity price and exchange rate fluctuation.  Present values for various discount rates documented in the 51-101 report or this summary may not necessarily represent fair market value of the reserves.

Proved undeveloped reserves are those reserves that are expected to be recovered from known accumulations where significant expenditure is required to render them capable of production.

Willesden Green, Alberta, Canada
Proved and probable undeveloped reserves	Crude Oil		Natural Gas liquids
	WI Mbbls	Net Mbbls	WI Mstb	Net Mstb

Beginning of the year	-	-	-	-
Purchase of reserves	-	-	14.7	9.8
Extension and discoveries	-	-	-	-
Sale of reserves in place	-	-	-	-
End of the year	-	-	14.7	9.8

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

MARCH 31, 2009
(Expressed In Canadian Dollars)
(Unaudited)

SUPPLEMENTARY OIL AND GAS INFORMATION – FAS 69 (UNAUDITED) (continued)

Willesden Green, Alberta, Canada

Proved and probable undeveloped reserves	Natural Gas
	WI MMcf	Net MMcf	WI Mboe	Net Mboe

Beginning of the year	-	-	-	-
Purchase of reserves	6,669	4,782	1,126	807
Extension and discoveries	-	-	-	-
Sale of reserves in place	-	-	-	-
End of the year	6,669	4,782	1,126	807

Notes:
(1)	WI means the Company’s working interest (operating and non-operating) share before deduction of royalties and excludingany royalty interest of the Company.
(2)	Net reserves means the Company’s working interest (operated and non-operated) share after deduction of royalty’sobligations plus the Company’s royalty interest in reserves.
(3)
A barrel of oil equivalent (boe) is derived by converting natural gas to oil in the ratio of six thousand cubic feet of naturalgas to one barrel of oil equivalent.  A boe conversion may be misleading particularly if used in isolation, as it is based on an energy equivalency conversion method primarily applicable at the burner tip and may not represent a value equivalency at the wellhead.

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

MARCH 31, 2009
(Expressed In Canadian Dollars)
(Unaudited)

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

The standardized measure of discounted future net cash flows is based on estimates made by AJM of net proved and probable undeveloped reserves.  Future cash flows are computed based on year-end constant prices and cost assumptions applied against annual future production form proved and probable undeveloped natural gas reserves.  Future development and production costs are based on year-end constant price assumptions and assume the continuation of existing economic conditions.  Future income taxes are calculated by applying statutory income tax rates.  The Company is currently not taxable.  The standardized measure of discounted future net cash flows is computed using a 10 percent discount factor.

The Company cautions users of this information that the discounted future net cash flows relating to proved and probable undeveloped gas reserves are neither an indication of the fair market value of our gas properties, nor of the future net cash flows expected to be generated from such properties.  The discounted future cash flows do not include the fair market value of exploratory properties or possible gas reserves, nor is consideration given to the effect of anticipated future changes to natural gas prices, development, asset retirement and production costs and possible changes to tax and royalty regulations.  The prescribed discount rate of 10 percent is arbitrary and may not appropriately reflect future interest rates.

Standardized Measure of Discounted Future Net Cash Flows

As at March 31, 2009

($Cad Thousands)	Canada Total
$

Future cash inflows	42,365.8
Future operating costs	(13,835.6)
Future investment costs	(7,738.7)
Future well abandonment costs	(979.0)
Undiscounted pre-tax cash flows	19,812.5

Future income taxes	5,064.0

Future net cash flows	14,748.5

Less: 10% annual discount factor	(2,855.0)

Standardized measure of discounted future net cash
flow	11,893.5