Form 20-F
period 2010-03-31
Edge Resources Inc.
filed 2011-09-01
CIK 1408986

SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2010

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report_________

Commission file number 0-52768

EDGE RESOURCES INC.
(Exact Name of Registrant as specified in its charter
and translation of Registrant’s name into English)
British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1400, Elveden House 717-7th Avenue SW Calgary, Alberta T2P 0Z3
(Address of principal executive offices)

Brad Nichol - 1-403-767-9905
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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
Common Shares, as of March 31, 2010 ……………43,111,811

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
Yes ☐  No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
         Yes ☐  No ☐

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
Yes  ☐  No  ☒

TABLE OF CONTENTS

		Page
PART I		2
Item 1.	Identity of Directors, Senior Management and Advisers	2
Item 2.	Offer Statistics and Timetable	2
Item 3.	Key Information	2
Item 4.	Information on the Company	10
Item 4A.	Unresolved Staff Comments	18
Item 5.	Operating and Financial Review and Prospects	18
Item 6.	Directors, Senior Management and Employees	26
Item 7.	Major Shareholders and Related Party Transactions	31
Item 8.	Financial Information	32
Item 9.	The Offer and Listing	32
Item 10.	Additional Information	34
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	42
Item 12.	Description of Securities Other Than Equity Securities	42
PART II		43
Item 13.	Defaults, Dividend Arrearages and Delinquencies	43
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	43
Item 15.	Controls and Procedures	43
Item 15T.	Controls and Procedures	44
Item 16.	[Reserved]	44
Item 16A -	Audit Committee Financial Expert	44
Item 16B -	Code of Ethics	44
Item 16C -	Principal Accounting Fees and Services	44
Item 16D -	Exemptions From the Listing Standards for Audit Committees	45
Item 16E -	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	45
Item 16F -	Change in Registrant’s Certifying Accountant	44
Item 16G -	Corporate Governance	45

PART III		46
Item 17.	Financial Statements	46
Item 18.	Financial Statements	46
Item 19.	Exhibits	46

INTRODUCTION

Edge Resources Inc. was incorporated under the British Columbia Company Act in British Columbia, Canada on September 13, 1968, as Tanzilla Explorations Ltd, and continued under the Business Corporations Act of Alberta on July 23, 2009.  We are an exploration stage company engaged principally in the acquisition, exploration and when warranted, development, of oil and gas properties.  Our common shares are listed on the TSX Venture Exchange in Canada under the symbol “EDE.”  As used in this annual report, the terms “we,” “us” and “our” mean Edge Resources Inc.

We have not obtained or applied for trademarks registrations.  Any trademarks and trade names appearing in this registration statement are owned by their respective holders.

Edge Resources Inc. is a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934.

Our financial statements appearing in this annual report are prepared in Canadian dollars and in accordance with generally accepted accounting principles in Canada, or Canadian GAAP, which vary in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP, as described in Note 14 to the financial statements as at and for the year ended March 31, 2010.  All references in this annual report to “dollars” or “$” are to Canadian dollars unless otherwise stated.

Statements made in this annual report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms.  If we filed any of these documents as an exhibit to this annual report or a registration statement that we previously filed, you may read the document itself for a complete description of its terms.

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

The following selected financial data for and as of the five years ended March 31, 2006 through March 31, 2010, are derived from our audited financial statements which have been prepared in accordance with Canadian GAAP.  The selected financial data set forth below should be read in conjunction with and are qualified by reference to Item 5 “Operating and Financial Review and Prospects” and our financial statements and notes thereto.

Selected Financial Information
	Year Ended March 31,
	2010	2009	2008	2007	2006
	(Canadian dollars in thousands except per share amounts)
Canadian GAAP:
Revenue from operations	—	—	—	—	—
Gross profit (loss)	—	—	—	—	—
Expenses (general, administration, interest, amortization and write downs)	$1,377	$1,019	$159	$268	$123
Net income (loss) for continuing operations	(1,377)	(999)	(151)	(216)	(112)
Income (loss) from discontinued operations	—	—	—	—	—
Net income (loss) for the year after discontinued operations	(1,377)	(999)	(151)	(216)	(112)

Cash	253	95	664	176	80
Other Current assets	447	—	—	—	2
Total assets	3,484	132	698	209	142
Current liabilities	276	111	77	128	739
Long term liabilities	46	—	—	—	—
Working capital (deficiency)	424	(16)	587	48	(657)
Shareholders’ equity (deficiency)	3,162	21	621	80	(597)
Total capital expenditures (including mineral properties)	2,787	—	—	3	8
Expenditures on properties	2,767	—	—	12	52
Financing raised	4,216	480	624	183	176
Market capitalization	14,227	8,625	11,650	*	*
Shares outstanding	43,112	24,643	16,643	12,163	3,662
Warrants and options (# of shares)	8,588	—	—	4,489	115
Net loss per share	$(0.04)	$(0.05)	$(0.01)	$(0.03)	$(0.03)

*Market capitalization figures are not available for the earlier years indicated.  Our common shares were suspended from trading for the period between October 1, 2003 and November 17, 2006.  During the period that trading was suspended, we consolidated our common shares on a 1:5 basis and the trading which resumed on November 17, 2006 was of consolidated shares.

Selected Financial Information
	Year Ended March 31,
	2010	2009	2008	2007	2006
	(Canadian dollars in thousands except per share amounts)
U.S. GAAP:
Revenue from operations	—	—	—	—	—
Gross profit (loss)	—	—	—	—	—
Expenses (general and administration, interest, amortization and write downs)	$1,529	$1,019	$159	$268	$123
Net income (loss) from continuing operations	(1,529)	(999)	(151)	(216)	(112)
Net income (loss) from discontinued operations	—	—	—	—	-
Net income (loss)	(1,529)	(999)	(151)	(216)	(112)
Total comprehensive loss	(1,529)	(999)	(151)	(216)	(112)

Cash	253	95	664	176	80
Current assets	447	—	—	—	2
Total assets	3,332	132	698	209	142
Current liabilities	276	111	77	128	739
Long term liabilities	46	—	—	—	—
Working capital (deficiency)	424	(16)	587	48	(657)
Shareholders’ equity (deficiency)	3,010	21	621	80	(597)
Total capital expenditures (including mineral properties)	2,784	—	—	3	8
Expenditures on mineral properties	2,784	—	—	12	52
Financing raised	4,216	480	624	183	176

Market capitalization	14,227	8,625	11,650	*	*
Shares outstanding	43,112	24,643	16,643	12,163	3,662
Warrants and options	8,588	—	—	4,489	115
Basic and diluted net loss per share	$(0.04)	$(0.05)	$(0.01)	$(0.03)	$(0.03)

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

	Year Ended March 31
Exchange Rate	2010	2009	2008	2007	2006
Rate at the End of the Period	1.0156	1.1274	1.0024	1.1687	1.1572
Average Rate	1.0904	1.2613	1.0324	1.1387	1.1933
High Rate	1.2643	1.2645	1.1371	1.1789	1.2590
Low Rate	1.0113	0.9994	0.9616	1.1055	1.1461

	Month
	2010 Jul	Aug	Sep	Oct	Nov	Dec	2011 Jan	Feb	Mar
Closing	1.0290	1.0639	1.0298	1.0188	1.0264	0.9946	0.9978	0.9714	0.9696
Average	1.0427	1.0408	1.0331	1.0178	1.0128	1.0077	0.9939	0.9875	0.9766
High	1.0660	1.0642	1.0520	1.0320	1.0264	1.0178	1.0022	0.9958	0.9918
Low	1.0284	1.0158	1.0222	1.0030	1.0013	0.9946	0.9862	0.9714	0.9687

The exchange rate of the Canadian dollar against the U.S. dollar on March 31, 2010 (the balance sheet date) was US$1.00 = CAD $0.9718.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

An investment in oil and gas companies involves a significant degree of risk.  The degree of risk increases substantially where the Company’s properties are in the exploration as opposed to the development stage, as is the case with a number of the Company’s property interests.

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

•	Directors and Officers Liability policy with liability limits of $5,000,000 per occurrence and a deductible of $10,000 per claim.

•	Umbrella policy for bodily injury or damage to the property of others in excess of other primary insurance, with a liability limit of $4,000,000.

•
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

Significant project delays and cost over-runs could make a project uneconomic.  The Company’s ability to execute projects and market oil and natural gas depends upon numerous factors, including the availability of drilling and related equipment; the availability and proximity of pipeline capacity; the availability of processing capacity; the availability and productivity of skilled labor; the effects of inclement weather; unexpected cost increases; currency fluctuations; the supply of and demand for oil and natural gas; the availability of alternative fuel sources; accidental events; and regulation of the oil and natural gas industry by various levels of government and governmental agencies.  Because of these factors, the Company may be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas that it hopes to produce.

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

Additional funds will likely be required to continue and maintain the Company’s operations, including exploration and development activities on an ongoing basis.  The development of the Company’s properties and the acquisition of additional properties will depend upon the Company’s ability to obtain financing through the joint venture of projects, equity financing, debt financing or other means.  The Company’s management estimates that $3,000,000 in financing proceeds will be required by October 31, 2011 in order to maintain our operations, including exploration and development activities.  The Company has obtained an increased line of credit which can accommodate the required financing.

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

Our officers and directors are also officers and directors of other companies involved in oil and gas exploration which may result in a conflict on interest.

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

The volume of trading of our shares has been limited and volatile in the past and is likely to continue to be so in the future.

The volume of trading of our common shares on the TSX Venture Exchange in Canada has been limited and volatile in the past and is likely to continue to be so in the future, reducing the liquidity of an investment in our shares and making it difficult for investors to readily sell their shares in the open market.  Without a liquid market for our shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices.

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

We were incorporated under the British Columbia Company Act in British Columbia, Canada on September 13, 1968, as Tanzilla Explorations Ltd, and continued under the Business Corporations Act of Alberta on July 23, 2009.  We changed our name to Regis Development Corporation on June 28, 1974, to Manus Industries Inc. on January 10, 1992, to Consolidated Manus Industries Inc. on November 10, 1992, to Westmount Resources Ltd. On February 8, 1996, to Mt. Tom Minerals Corp. on May 20, 1998, and to Global Net Entertainment Corp. on October 21, 1999. At a meeting of the shareholders held on September 1, 2005, the Company’s shareholders approved a change of the Company’s name from “Global Net Entertainment Corp.” to “Guildhall Minerals Ltd.” (effective February 21, 2006) to reflect the change in the Company’s primary business focus.  The shareholders also approved a consolidation of its share capital on a one-for-five basis.  The share consolidation received regulatory approval and took effect on November 17, 2006. The common shares of the Company were also reinstated for trading on the NEX.  At a meeting of the shareholders held on July 20, 2009, the Company’s shareholders approved a change of the Company’s name from “Guildhall Minerals Ltd.” to “Edge Resources Inc.” to reflect the change in the Company’s primary business focus.

On April 15, 2009, the Company entered into the Asset Purchase Agreement to purchase certain petroleum and natural gas assets, tangibles and miscellaneous interest situated in the Willesden Green area of west-central Alberta from Poplar Point Energy Inc.  In doing so, the Company became an oil and gas exploration company, the primary asset of which being its rights and interests in the petroleum and natural gas assets of the Willesden Green Property. By executing this transaction, the Company was able to become a Tier 2 issuer listed on the TSX Venture Exchange.

Our efforts and capital expenditures are entirely focused in Alberta, Canada and have been externally financed through the issuance of shares and short term debt contracts.

We are a company registered under the Business Corporations Act (Alberta) and operate under that Act and associated legislation.  Our principal executive offices are at Suite 1400, Elveden House 717-7th Avenue SW Calgary, Alberta T2P 0Z3 (403)767-9905. Our common shares are listed for trading on TSX Venture Exchange in Canada under the symbol “EDE.”

B.	Business Overview

We are engaged principally in the acquisition, exploration and when warranted, development, of oil and gas properties.  From our incorporation in 1968 until the end of 2004, we engaged in various business activities and mineral exploration activities, all of which were abandoned and terminated as being not successful or offering a potential for profit.  Since the beginning of 2005, we negotiated and signed option agreements for two British Columbia, Canada mineral properties, both of which we have since terminated. We are presently engaged in the acquisition and development of oil and gas properties.  Our principal business is to identify and evaluate opportunities for the acquisition of interests in oil and gas properties and to undertake exploration and/or development programs on such properties if acquired or to joint venture or option such properties to third parties, with a view to discovering oil and natural gas.

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

On July 16, 2008 the Company loaned $504,520 (US$400,000) by way of a promissory note to BANG.  The loan together with interest at a rate of 5% per annum, was due on July 16, 2010.  The funds were provided to BANG to enable it to meet its interim funding requirements with respect to its share of the work program on the Mozambique concessions as provided for in the Letter of Intent dated May 1, 2008.

Due to the weak world market and credit conditions, on December 23, 2008 all parties mutually agreed not to proceed with the proposed transactions.  The proposed $30,000,000 financing through Haywood Securities Ltd., as agent, was also cancelled.

With the termination of these transactions, the Company charged all the due diligence and pre-acquisition costs aggregating $268,279 to operations.

We believe that the recovery of the promissory note to BANG and accrued interest is unlikely.  The asset has been impaired and written down to a nominal value.  This has resulted in a charge to operations of $522,350 which was recorded in the 2009 fiscal year.

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

Willesden Green Property

The Company entered into a series of agreements (the “Agreements”) which resulted in the purchase of certain petroleum and natural gas interest from Poplar Point Energy Ltd. Under the terms of the Agreements, the Company paid total cash consideration of $1,500,000 for the certain petroleum and natural gas assets, tangible items and miscellaneous interests situated in the Willesden Green area of west-central Alberta. This was an arm’s length transaction to the Company and closed effective April 15, 2009 and was subject to TSX approval, which was obtained.  The petroleum and natural gas assets consisted of 50% working interest in two sections and 100% working interest in five sections, all of which contained drilled, cased and in some cases, completed gas wells.  None of the wells were producing at the time of the acquisition.

Additionally, the Company was required to drill and complete two gross shallow gas wells prior to July 31, 2009, to earn post pooled minority interests of 4.84375% and 7.23125% respectively, in two gross sections of land in the same area.  The Company completed this acquisition, and drilled and completed the two wells within the specified time period.   In addition to the $1,500,000 CDN paid, the Company agreed to pay a finder’s fee of $107,500 to Corporate House Equity Ltd., an arm’s length party, and $25,000 to Quarry Bay Capital LLC for certain negotiation rights.

The purchase was completed based on a reserve report dated December 31, 2008, and as such at the time of the purchase of the Willesden Green properties, there was no production, nor were there any proved reserves.  Subsequent to acquiring the properties, the Company completed work on those properties as described above and updated the reserve report.  The new reserve report, dated August 17, 2009 and effective June 1, 2009 showed proven reserves.  However production had not commenced prior to the period covered by this annual report as there was still significant infrastructure expenditures, including tying the wells into pipeline and compression, required to bring the wells onto production.  The estimated total cost of the first phase of the Willesden Green program totals $7.4 million, of which approximately $2.2 million had been spent acquiring the sections and drilling the required wells as noted above.  At the time of the issuance of the reserve report, approximately $5.2 million was still expected to be expended, including building a pipeline as well as compressor infrastructure to bring the wells onto production.  As a result of the remaining significant capital expenditures required, all proved reserves were classified as proved undeveloped by the independent engineering evaluators, AJM Petroleum Consultants.

No production was recorded during the period covered by this report.  Production commenced May 15, 2010 from one well.  As at January 31, 2011, this remained the only well brought onto production by the Company, however numerous wells have been brought onto production between February 1, 2011 and the date of filing of this annual report.

Geology of Willesden Green

Edge Resources does not currently produce, nor does the Company intend to produce, Coal Bed Methane.  No reserves have been assigned to any hydrocarbons, potential or otherwise, contained in coals.  The Company intends to produce from conventional sandstone reservoirs contained within the Edmonton Sands Group of formations, which is defined as a grouping of the Scollard formations (Upper Edmonton Group) and the Horseshoe Canyon formations (Lower Edmonton Group).  The Upper and Lower Edmonton Group are typically segregated by the Knee Hills Tuft, a volcanic event and stratigraphic marker.  The geology of the Scollard and Horseshoe Canyon components of the Edmonton Sands Group is described as follows:

Scollard (Edmonton Group)

The Late Cretaceous Scollard Formation disconformably overlies the Battle Formation of the Edmonton Group. The Scollard is representative of a fluvial/coastal plain environment with widespread coal swamps. The top of the Scollard is noted by an abrupt and disconformable contact at the top of the Ardley Coal Zone that is overlain by the fluvial sands of the Paskapoo Formation.  Lithologically, the Scollard is comprised of medium to coarse grained fluvial sands that are interbedded with siltstones, mudstones, and coals. Localized tuffaceous beds may also be present.  The Scollard Formation is informally divided into two members; the Lower, which is identified by the lack of coal beds, and the Upper, which has significant coal content (“Ardley Coal Zone”). The majority of producing sands within the Scollard Formation are found in the Lower Unit which may have between one and four producing sands per wellbore. Individual sand packages in the Scollard range from two to seven meters in thickness. Hydrocarbons are trapped stratigraphically as the sands pinch-out or grade laterally into the surrounding shales.

Horseshoe Canyon (Edmonton Group)

The Horseshoe Canyon is identified by the presence of the Carbon-Thompson Coal Zone at its top which is disconformably overlain by the fluvial sands of the Whitemud Formation. Generally, the Horseshoe Canyon is comprised of a series of interbedded fine-grained sands, sandy shales, and carbonaceous shales and coals. A variety of depositional environments are represented within the Horseshoe Canyon; the base of the formation is marginal marine and the top is a fluvialla-custrine environment highlighted by abundant coals (Carbon-Thompson Coal Zone). Hydrocarbons are trapped stratigraphically as the sands pinch-out or grade laterally into the surrounding shales.

Southern Alberta Oil Properties

The Company has entered into an arms-length agreement with a private Alberta-based oil and gas company (the  “P&S Agreement” to acquire certain producing, conventional oil and gas assets in Southern Alberta for $5.1 million.   Pursuant to the P&S Agreement, the Company has acquired a well-understood and partially developed, conventional, shallow oil play. The Company is able to build off its well-established core competencies, which include mapping conventional, shallow oil and gas trends and successfully implementing shallow drilling and completion techniques.  The acquisition was funded by a new credit facility with the Company’s bank.

Private Placements

On December 31, 2008, the Company announced a private placement of up to 8,000,000 common shares in the capital stock of the Company at a price of $0.05 per share, for proceeds of $400,000.  This private placement was accepted by the TSX Venture Exchange for filing on January 16, 2009.  Proceeds from this private placement and the aforementioned loan were used to retire debt incurred during the acquisition process of BANG and First West and for general working capital purposes.

On May 28, 2009, concurrent with the closing of the acquisition of the Willesden Green area petroleum interests from Poplar Point Energy Inc., the Company completed a private placement of 12,183,000 common shares at $0.25 per share for gross proceeds of $3,045,750.  The proceeds were used to pay cash commissions aggregating $165,602 to certain finders for the introduction of the subscribers, the acquisition costs of the petroleum interests of $1,500,000 and for general working capital purposes.

On October 14, 2009, the Company completed a non-brokered private placement of shares for net proceeds of $520,800 to be used for drilling programs and general working capital purposes.

On February 2, 2010, the Company announced a private placement of up to 2,000,000 common shares in at a price of $0.15 per common share, for gross proceeds of up to $300,000.  On March 4 , 2010, the Company announced that the amount of the offering had increased to 4,066,997 units at a price of $0.15 per unit, for gross proceeds of $609,050.  Each unit consisted of one common and one common share purchase warrant with an exercise price of $0.20 per share and an exercise period of one year from the closing of the offering.  Securities issued pursuant to the offering are subject to a four-month hold period from the date of closing. Proceeds from the offering will be used for general working capital purposes.

On December 30, 2010, the Company completed a private placement of 197,000 flow-through shares at $0.30 per flow-through share and 3,500,005 common shares at $0.22 per share for gross proceeds of approximately $829,100.  Securities issued pursuant to the offering are subject to a four-month hold period from the date of closing. Proceeds from the offering will be used for general working capital purposes.

On January 17, 2011, the Company completed a private placement of 2,984,945 common shares at $0.22 per share for gross proceeds of approximately $656,000.  Securities issued pursuant to the offering are subject to a four-month hold period from the date of closing. The Company paid $45,962 in cash (representing 7% of the gross proceeds from subscribers initiated by finders) and 208,918 common shares were issued to finders (representing 7% of the securities issued to subscribers initiated by finders).  Proceeds from the offering will be used for general working capital purposes.

On January 30, 2011, the Company completed a private placement of 1,078,163 Units at $0.38 per Unit for gross proceeds of approximately $409,702.  Each Unit comprises of  one common share of the Company (each a “Common Share”) to be issued on a “flow through” basis and one purchase warrant (each a “Warrant”) exercisable into one Common Share upon payment of $0.40 per share for a period of one year from the date of issuance.  The Company has agreed to pay a finders’ fee to eligible persons in the amount of $24,150 and 63,553 finders warrants, with each finders warrant exercisable into one Common Share upon payment of $0.40 per share for a period of one year from the date of issuance.  Securities issued pursuant to the offering are subject to a four-month hold period from the date of closing.

The Company intends to pursue additional financing for the purpose of financing general working capital and exploration programs.

During the 2009 fiscal year the Company received $80,000 by way of a loan payable on demand, unsecured and non-interest bearing from a third party. The amount was repaid during the 2010 fiscal year. The Company has made no other debt financing arrangements during the 2010 fiscal year.

In September 2010, the Company entered into a short term debt arrangement for $1.5 million which was originally due in January 2011.  The Company has been granted a postponement of repayment on this debt.

The Company maintains a $4.5 million credit facility agreement with its bank.  The funds were originally used to acquire oil producing assets as described above under Business Overview.

C.	Organizational Structure

We are not a member of any group of companies.  We do not presently have any subsidiaries, however, if we identify in the future any company to acquire, we may form or acquire one or more subsidiaries for such acquisition.

D.	Property, Plants and Equipment

Our activities are focused on the exploration of oil and gas properties. The Company recently completed assembly of certain infrastructure which resulted in a pipeline system and compressor station owned by the Company.  This infrastructure was tied into existing wells and will be tied into certain wells as they are drilled and completed.  The estimated cost of the initial infrastructure investment is approximately $3.5 million.   The compressor has an estimated capacity of 5,000 mcf per day.

Willesden Green Property

The Company entered into a series of agreements (the “Agreements”) which resulted in the purchase of certain petroleum and natural gas interest from Poplar Point Energy Ltd. Under the terms of the Agreements, the Company paid total cash consideration of $1,500,000 for the certain petroleum and natural gas assets, tangible items and miscellaneous interests situated in the Willesden Green area of west-central Alberta. This was an arm’s length transaction to the Company and closed effective April 15, 2009 and was subject to TSX Venture Exchange approval, which was obtained.  The petroleum and natural gas assets consisted of 50% working interest in two sections and 100% working interest in five sections, all of which contained drilled, cased and in some cases, completed gas wells.  None of the wells were producing at the time of the acquisition.

Additionally, the Company was required to drill and complete two gross shallow gas wells prior to July 31, 2009, to earn post pooled minority interests of 4.84375% and 7.23125% respectively, in two gross sections of land in the same area.  The Company completed this acquisition, and drilled and completed the two wells within the specified time period.   In addition to the $1,500,000 paid, the Company agreed to pay a finder’s fee of $107,500 to Corporate House Equity Ltd., an arm’s length party And $25,000 to Quarry Bay Capital LLC for certain negotiation rights.

No production was recorded in the period covered by this document.  Production commenced May 15, 2010 from one well with additional wells being brought on to production in 2011.

The table below outlines certain Petroleum and Natural Gas Rights and certain Tangibles and other Miscellaneous Interests in the properties acquired pursuant to the Asset Purchase Agreement:

Lands	Petroleum And Natural Gas Rights	Vendor’s Interest	Wells
TWP 41 RGE 3 W5M: 31	NG to base Edmonton Sands	100%	100/04-31-041-03-W5/00
TWP 41 RGE 4 W5M: 33	NG to base Edmonton Sands	100%	100/16-33-041-04-W5/00
TWP 41 RGE 4 W5M:SE 35	NG to base Edmonton Sands	100%	100/12-35-041-04-W5/00
TWP 41 RGE 4 W5M: SW 35	NG to base Edmonton Sands	100%	100/12-35-041-04-W5/00
TWP 41 RGE 4 W5M: NE 35	NG to base Edmonton Sands	100%	100/12-35-041-04-W5/00
TWP 41 RGE 4 W5M: Ptn. NW 35	NG to base Edmonton Sands	100%	100/12-35-041-04-W5/00
TWP 41 RGE 4 W5M: Ptn. NW 35	NG to top Belly River	100%	100/12-35-041-04-W5/00
TWP 42 RGE 4 W5M: NE 5	NG to top Belly River	100%	102/11-05-042-04-W5/00
TWP 42 RGE 4 W5M: NW 5 TWP 42 RGE 4 W5M: SW 5	NG to top Belly River	100%	102/11-05-042-04-W5/00

Lands	Petroleum And Natural Gas Rights	Vendor’s Interest	Wells
TWP 42 RGE 4 W5M: NW 5 TWP 42 RGE 4 W5M: SW 5	NG to top Belly River	100%	102/11-05-042-04-W5/00
TWP 42 RGE 4 W5M: NW 5 TWP 42 RGE 4 W5M: SW 5	NG to top Belly River	100%	102/11-05-042-04-W5/00
TWP 42 RGE 4 W5M: NW 5 TWP 42 RGE 4 W5M: SW 5	NG to top Belly River	100%	102/11-05-042-04-W5/00
TWP 42 RGE 4 W5M: SE 5	NG to top Belly River	100%	102/11-05-042-04-W5/00
TWP 42 RGE 4 W5M: 6	NG to base Edmonton Sands	100%	102/16-06-042-04-W5/00
TWP 42 RGE 4 W5M: SE 7	NG to base Edmonton Sands	50%	102/14-07-042-04-W5/00
TWP 42 RGE 4 W5M: NW 7	NG to base Edmonton Sands	50%	102/14-07-042-04-W5/00
TWP 42 RGE 4 W5M: SW 7	NG to base Edmonton Sands	50%	102/14-07-042-04-W5/00
TWP 42 RGE 4 W5M: NE 7	NG to base Edmonton Sands	50%	102/14-07-042-04-W5/00
TWP 42 RGE 4 W5M: W 9	NG to base Edmonton Sands	50%	102/4-09-042-04-W5/00
TWP 42 RGE 4 W5M: SE 9	NG to base Edmonton Sands	50%	102/4-09-042-04-W5/00
TWP 42 RGE 4 W5M: NE 9	NG to base Edmonton Sands	50%	102/4-09-042-04-W5/00

Additionally, the Company drilled and completed two gross wells on behalf of the Vendor to earn certain Petroleum and Natural Gas Rights and other Miscellaneous Interests related thereto in respect of the following properties:

Lands	Petroleum And Natural Gas Rights	Vendor’s Interest	Wells
TWP 40 RGE 5 W5M: NE24 TWP 40 RGE 5 W5M: SE25	NG to base Edmonton Sands	19.375%	None

Lands	Petroleum And Natural Gas Rights	Vendor’s Interest	Wells
TWP 40 RGE 5 W5M: SW25	NG to base Edmonton Sands	9.55%	None

NI 51-101 Report

A report entitled “Guildhall Minerals Ltd. – Reserve Estimation and Economic Evaluation” by AJM Petroleum Consultants (“AJM”) and prepared by Douglas S. Ashton, P. Eng, and D.L. Horbachewski, P. Geol, each an independent qualified person, (collectively, the “Author”) dated June 9, 2010 (effective date March 31, 2010) (the “NI 51-101 Report”), was prepared for the Company in compliance with NI 51-101. This report shows no producing reserves on Company’s properties as production did not commence until after the effective date of the report.  A copy of the NI 51-101 Report is included as an appendix to this report and may also be inspected at the offices of the Company at Suite 1400, Elveden House, 717 – 7th Avenue SW Calgary, Alberta T2P 0Z3 during normal business hours.  The NI 51-101 Report was filed with certain Canadian securities regulatory authorities pursuant to NI-51-101 and will be available for review on the SEDAR website at www.sedar.com.

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

AJM received a “Representation Letter” from the Vendor dated June 7, 2010 prior to the finalization of the NI 51-101 Report. This letter specifically addressed the accuracy, completeness and materiality of all the data and information that was supplied to AJM during the course of its evaluation of the Vendor’s reserves and net present values.

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

The prices used in the calculations within the reserve report are as follows:

	Natural Gas	Condensate
Year	$/Mcf ($CDN)	$/bbl ($CDN)
2010	4.74	68.90
2011	5.66	74.45
2012	6.53	79.95
2013	6.78	84.85
2014	7.04	89.80
2015	7.29	97.95
2016	7.60	106.55
2017	7.85	109.00
2018	8.21	111.45
2019	8.62	114.05
Thereafter	9.18	116.60

Summary of Oil and Gas Reserves as of Fiscal-Year End Based on Average Fiscal-Year Prices

	Reserves
Reserves category	Oil (mbbls)	Natural gas (mmcf)	Synthetic oil (mbbls)	Synthetic gas (mmcf)	Product A (measure)
PROVED
Developed:
Alberta, Canada	-	-	-	-	-
Undeveloped:
Alberta, Canada	523.3	3,102.5	-	-	-
TOTAL PROVED	523.3	3,102.5	-	-	-
PROBABLE
Developed	-	-	-	-	-
Undeveloped	805.6	4,776.4	-	-	-
POSSIBLE
Developed	-	-	-	-	-
Undeveloped	-	-	-	-	-

The Company has no producing wells as at March 31, 2010.  Production began in May, 2010 from one well with additional wells being brought on in February 2011. The Company has not entered into any delivery commitments.

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

Overview

We are engaged principally in the acquisition, exploration and when warranted, development, of oil and gas properties.  From our incorporation in 1968 until the end of 2004, we engaged in various business activities and mineral exploration activities, all of which were abandoned and terminated as being not successful or offering a potential for profit.  Since the beginning of 2005, we have negotiated and signed option agreements for two British Columbia, Canada mineral properties, both of which we have since terminated. We are presently engaged in the acquisition and development of oil and gas properties.  Our principal business will be to identify and evaluate opportunities for the acquisition of interests in oil and gas properties and to undertake exploration and/or development programs on such properties if acquired or to joint venture or option such properties to third parties, with a view to discovering oil and natural gas. The Company completed the acquisition of certain oil and gas assets effective April 15, 2009.    See Item 4B “Information on the Company – Business Overview.”

Our financial statements appearing in this registration statement are prepared in Canadian dollars and in accordance with Canadian GAAP which vary in certain respects from U.S. GAAP, as described in Note 14 to the financial statements as at and for the year ended March 31, 2010.   The accounting policies chosen under Canadian GAAP are outlined in those same statements under Note 2.  Readers are strongly encouraged to review those policies as they may differ from US GAAP.  Management believes that the following are the most significant policies.

Critical Accounting Policies

The preparation of financial statements in accordance with Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. The Company’s most significant areas of estimation are asset retirement obligations, stock based compensation expenses, valuation of accounts receivable, completeness and accuracy of accounts payable and accrued liabilities, and the valuation of crude oil and natural gas properties.

Oil and Gas Properties

The Company follows the full cost method of accounting. All costs of acquiring crude oil and natural gas properties and related exploration and development costs, including overhead charges directly related to these activities, are capitalized and accumulated in one cost center. The costs associated with the acquisition and evaluation of unproved properties are excluded from the depletion base, until such time when proved reserves can be assigned to these assets or impairment occurs. Maintenance and repairs are charged against income (loss), and renewals and enhancements that extend the economic life of the property and equipment are capitalized.

Gains and losses are not recognized on disposition of crude oil and natural gas properties unless that disposition would alter the rate of depletion by 20% or more.

The Company applies a two-stage ceiling test at least annually to capitalized costs to ensure that such costs do not exceed the undiscounted future cash flows from production of proved reserves. Undiscounted future cash flows are calculated based on management’s best estimate of forward indexed prices applied to estimated future production of proved reserves, less estimated future operating costs, royalties, future capital development costs and abandonment costs. When the carrying amount of a cost centre is not recoverable the second stage of the process will determine the fair value of the cost centre and its carrying amount would be written down to this amount. The second stage requires the calculation of discounted future cash flows from proved plus probable reserves. The fair value is estimated using accepted present value techniques, which incorporate risks and other uncertainties when determining expected cash flows.

The cost of unproved properties is excluded from the preceding impairment test, and is subject to its own impairment test on at least an annual basis.

Loss per Share

Basic loss per common share is computed by dividing earnings (loss) from operations by the weighted average number of common shares outstanding for the period.

The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. This method assumes that proceeds received from the exercise of in-the-money stock options and other instruments, are used to repurchase common shares at the average market price of the period.  Diluted earnings (loss) per share are computed by giving effect to the potential dilution that would occur if stock options and other dilutive instruments were exercised.

Stock-Based Compensation and other stock-based payments

The Company uses the fair value method of accounting for the share option plan. Under this method, compensation cost is measured at fair value using a Black Scholes option pricing model at the date of grant and expensed over the vesting period of the option.  The Company does not incorporate an estimated forfeiture rate for stock options that will not vest but instead accounts for forfeitures as a change in estimate in the period in which they occur.

Transactions to acquire goods or services by granting equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments, whichever is more reliably measured. The asset or cost is recognized in the same period as if the Company had paid cash for the goods and services.

Asset Retirement Obligations

The Company recognizes the estimated fair value of an asset retirement obligation (“ARO”) in the period in which it is incurred.  The fair value of the estimated ARO is recorded as a liability with a corresponding increase in the carrying amount of the related asset. ARO obligations are initially measured at fair value and subsequently adjusted for the accretion and any changes to the underlying cash flows. The capitalized amount is depleted on a unit-of-production basis over the life of the proven reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings (loss) in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO and the capitalized amount. Actual costs incurred are charged against the ARO to the extent of the recorded liability. Any difference between the actual costs incurred and the recorded liability is recognized as a gain or loss in the period in which the costs are incurred.

Comprehensive Income (Loss)

Comprehensive loss is the change in equity of the Company during the period as a result of transactions and other events and circumstances from non-owner sources.  There were no comprehensive loss items during the years ended March 31, 2010, 2009, and 2008; accordingly, comprehensive loss is equal to net loss.

Financial Instruments

The Company classifies all financial instruments as held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other liabilities. Financial assets held to maturity, loans and receivables, and other liabilities, other than those classified as held-for-trading or available-for-sale, are measured at fair value on inception and then subsequently carried at amortized cost except to recognize other than temporary impairment. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized in the Statements of Loss.

The Company has classified its financial instruments as follows:

Cash and cash equivalents	Held-for-trading
Accounts receivable	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities
Loan payable	Other liabilities

Transaction costs are expensed as incurred for financial instruments classified as held for trading.  For other financial instruments, transaction costs are capitalized on initial recognition.

Results of Operations - Year Ended March 31, 2010

Income. We did not have any operating revenues in the three fiscal years ended March 31, 2010, 2009 and 2008.  In the fiscal year ended March 31, 2009, we had interest income of $3,716 earned on short term guaranteed certificates and $16,710 of accrued interest on the “BANG” promissory note receivable (2008 - $7,714).

Expenses. Our operating expenses are primarily general and administrative in nature and include management, consulting, accounting and legal fees.  Our operating expenses increased to $884,404 (excluding stock compensation) in the fiscal year ended March 31, 2010, from $321,738 in the fiscal year ended March 31, 2009 (2008 - $169,910).  Expenses increased primarily as a result of the company being active for fiscal 2010 as opposed to fiscal 2009 which was primarily spent investigating investment opportunities with a significantly smaller staff/consultant complement.   Total expenses have also increased in 2010 to $1,377,493 compared to $1,019,568 in 2009 (2008 - $158,797).  The most significant expenditure in 2010 was the stock-compensation expense of $493,089 resulting from options granted to the new management team.  The 2009 expenses included write-offs of acquisition and financing costs of $268,279 and the write-down of a note receivable totaling $522,350 including accrued interest.

Write-down of mineral properties.  In the fiscal year ended March 31, 2008, following our termination of the option agreement for the Stellar property in July 2007, we wrote-off the property to nil carrying value and recorded a write-down of $1. At March 31, 2009 the Company decided not to pursue further interest in the claims and have allowed the option to lapse.  The Company has written off the property to $nil resulting in a loss of $33,500. No writeoffs occurred for 2010 for Canadian GAAP purposes.

Exploration Tax Credit. No tax credits were recorded in the year ended March 31, 2010.  We recorded a British Columbia Mineral Tax credit of $2,461 in the year ended March 31, 2009 for exploration previously carried out on the Bridge property which has been recorded in income as the carrying value has been fully written off.  We recorded a British Columbia Mineral Tax credit of $11,114 in the year ended March 31, 2008 for exploration previously carried out on the Stellar property which has been recorded in income as the carrying value has been fully written off.

Net Loss.  As a result of the above, we incurred a net loss of $1,377,493, $999,142 and $151,083, in the years ended March 31, 2010, 2009 and 2008 respectively.

Recently Issued Accounting Standards

Canadian Pronouncements

Recently Adopted Accounting Policies

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

The Company has assessed its requirements and first time adoption methodologies, including its internal training and resource needs.  Management has completed the opening balance sheet and is currently finalizing adjustments to the 2011 fiscal year as well as preparing additional disclosures for the first quarter of fiscal 2012.

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

In April 2010, the FASB issued ASU, “Compensation–Stock Compensation (Topic 718).” The amendments clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. We do not expect the adoption of this standard to have a material impact on our results of operations or financial position.

In July 2010, the FASB issued ASU, "Receivables (Topic 310)." The update is intended to provide financial statement users with greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. We do not expect the adoption of this standard to have a material impact on our results of operations, financial position or Company’s disclosures.

B.	Liquidity and Capital Resources

As of March 31, 2010

We are engaged principally in the acquisition, exploration and, when warranted, the development of oil and gas properties.  As of March 31, 2010, we had an accumulated deficit of $12,423,270.  We have historically financed our operations from the sale of our securities and the exercise of outstanding warrants and options.

We had $253,158 of cash and cash equivalents and working capital of $424,095 at March 31, 2010 compared to $94,822 of cash and cash equivalents and a working capital deficit of $15,724 of working capital as of March 31, 2009.   Cash, cash equivalents and working capital increased significantly in fiscal year 2010 as a result of the completion of three separate financings.

Net cash used in operating activities was $1,127,031, $609,747 and $135,908 during the years ended March 31, 2010, 2009 and 2008, respectively.  These amounts were used for administrative expenses, including management fees, consulting fees, accounting fees and legal fees.  The increase is primarily a result of the recommencement of operations which occurred in April 2009 in conjunction with the acquisition of the Willesden Green properties as described elsewhere in this report.

Net cash used in investing activities was $2,673,222, $439,764 and $nil, during the years ended March 31, 2010, 2009 and 2008, respectively.  Cash used in investing activities increased in fiscal 2010 as we began drilling operations on the Willesden Green property.

Net cash provided by financing activities was $3,958,589, $480,000 and $624,030 during the years ended March 31, 2010, 2009 and 2008, respectively.  Cash provided by financing activities during the fiscal year ended March 31, 2010 includes the proceeds from the three financings less share issue costs and the repayment of a loan which the Company took out in the year ended March 31, 2009.  Cash provided by financing activities during the year ended March 31, 2008 reflects the exercise of warrants.

Subsequent to reporting period

In May 2010, 566,160 finders’ warrants were exercised at $0.30 per warrant for gross proceeds of $169,848.  96,250 finders’ warrants expired unexercised.

In September 2010, the Company entered into a short term debt arrangement for $1.5 million which was originally due in January 2011.  The Company has been granted a postponement of repayment on $1 million of this debt to December 1, 2011.  The remaining $500,000 has been repaid.  In addition, the Company has entered into a $4.5 million credit facility with a Canadian chartered bank.  Currently, approximately $4 million has been drawn on this credit facility.

On December 30, 2010 the Company closed a private placement consisting of 3,500,005 common shares of the Company at a price of $0.22 per share and 197,000 flow through shares at a price of $0.30 per share for gross aggregate proceeds of $829,101.  The Company paid $52,044 in issue costs as well as 258,790 finders warrants as share issue costs.  The warrants are exercisable into one common share each at a price of $0.30 for a period of one year.

On January 17, 2011 the Company closed a private placement consisting of 2,984,545 common shares of the Company at a price of $0.22 per share for gross aggregate proceeds of $656,600.  The Company paid $45,962 in issue costs as well as 208,918 broker warrants as share issue costs.  The warrants are exercisable into one common share each at a price of $0.30 for a period of one year from the date of issuance.

On January 31, 2011 the Company closed a private placement consisting of 1,075,400 Units of the Company at a price of $0.38 per Unit for gross proceeds of $408,652.  Each Unit consists of one flow-through share of the Company and one purchase warrant.  Each warrant is exercisable into one Common Share for $0.40 for a period of one year from the date of issuance.  The Company agreed to pay a finders’ fee to eligible persons in the amount of $24,150 and 63,553 finders’ warrants, with each finders’ warrant exercisable into one Common Share for $0.40 for a period of one year from the date of issuance.

On February 17, 2011 the Company closed a private placement consisting of 333,200 units of the Company at a purchase price of $0.38 per unit for gross proceeds of $126,616, each unit consisting of one common share of the Company to be issued on a “flow through” basis and one purchase warrant exercisable into one Common Share upon payment of $0.40 per share for a period of one year from the date of issuance. Additionally, the Company issued 4,300,000 units of the Company at a purchase price of $0.32 per unit for gross proceeds of $1,376,000, each unit consisting of one common share of the Company (each a “Common Share”) and one-half of one purchase warrant, with each whole warrant exercisable into one Common Share upon payment of $0.385 per share for a period of one year from the date of issuance. The Company agreed to pay a finders’ fee to eligible persons in the aggregate amount of $64,152 and 202,051 finders warrants, with 183,627 of the finders warrants exercisable into one Common Share upon payment of $0.385 per share for a period of one year from the date of issuance and 18,424 of the finders warrants exercisable into one Common Share upon payment of $0.40 per share for a period of one year from the date of issuance.

From January through March 2011, 4,285,887 warrants were exercised at $0.20 per warrant for gross proceeds of $857,177.

Subsequent to March 31, 2011 the Company has raised $4.4 million (before issuance costs) in equity according to the following issuances (these items are in addition to subsequent events that have already been disclosed):

•	11,414,637 common shares with 1,108,222 of these shares issued on a flow-through basis
•	5,153,207 warrants with an exercise price of $0.50 per share, with 2,140,750 expiring in April 2012 and 3,008,457 expiring in May 2012, and
•	759,532 warrants with an exercise price of $0.40 per share, with 370,085 expiring in April 2012 and 389,447 expiring in May 2012
•	1,600,000 options with an exercise price of $0.275 per share were issued. One quarter of the options vest immediately with the remaining three quarters vesting in equal amounts on an annual basis.

Outlook

We will require substantial additional funds in order to achieve our long-term goals and make any significant acquisitions.  In addition, we will require additional funds to undertake any significant exploration work or other business activities.  As previously stated, The Company’s management estimates that $3,000,000 in financing proceeds will be required by October 31, 2011 in order to maintain our operations, including exploration and development activities.  We have historically financed our operations from the sale of our securities and the exercise of outstanding warrants and options.  In the opinion of the Company’s management, the current working capital of the Company is not sufficient for the Company’s present requirements, including the Company’s planned operations and exploration and development activities.   Any shortfall in funding could have a material adverse effect on our business and future success.    The Company has obtained an increased line of credit which can accommodate the required financing.  In addition, new production is expected to be brought online which will increase incoming cash flows.

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

The Company did not generate any revenues from operations in the years ended March 31, 2010, 2009 and 2008 respectively.  Revenue generating production commenced in May, 2010 and is expected to increase further with new production which began in the early part of calendar year 2011.

E.	Off-balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Finance lease obligations	$50,713	$24,492	$26,221	$-	$-
Total	$50,713	$24,492	$26,221	$-	$-

The Company has entered into two separate agreements  whereby the Company is committed to drill a certain number of wells within a specified timeframe to earn working interests in the various properties.  The financial outlays involved are not guaranteed and the potential penalties include $25,000 per well for seven wells, and $37,500 per well for four wells.  As of the date of this report, all agreements have either been complied with or extended with permission from the counterparties involved.

As noted elsewhere in this annual report, subsequent to the period covered by this report the Company has entered into various debt contracts totaling $5.5 million.  Of this amount $1.5 million is due June 1, 2011 with the remaining $4 million included in a credit facility agreement with the Company’s bank.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Brad Nichol	39	President & Chief Executive Officer

Scott Reeves	40	Director

Ian Thomson(1)	29	Chief Financial Officer (former)

Christopher R. Cooper	40	Director

Nathan Steinke(2)	38	Chief Financial Officer

Ted Konyi	55	Director
(1) Mr. Thomson resigned as the Company’s Chief Financial Officer effective August 1, 2011.
(2) Mr. Steinke was appointed as the Company’s Chief Financial Officer effective August 1, 2011.

There are no known family relationships between any of our officers and directors. To the best knowledge of our knowledge, there are no arrangements or understandings with any major shareholders, customers, suppliers or others, pursuant to which any of our officers and directors was selected as a director or member of senior management.

Scott Reeves, Director

Mr. Reeves is a law firm partner with a practice focused on securities, corporate finance and commercial transactions for emerging and growth companies and partnerships. He has advised numerous private and public corporations on a wide range of business matters including access to capital markets, corporate governance and operational issues.

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

He has acted as a lead instructor for the Masters degree program in eBusiness from Osgoode Hall Law School and has taught eCommerce Financing at Calgary’s Mount Royal College. He currently teaches an advanced corporate finance course on Growth Businesses and the Law for the University of Alberta’s Faculty of Law. Mr. Reeves is also a member of the Alberta Advisory Board for the TSX Venture Exchange.

Christopher R. Cooper, Director

Mr. Cooper has over ten years experience in oil and gas management and finance. Since April 2003, Mr. Cooper has served as the President and Chief Executive Officer of Northern Sun Exploration Company Inc. and was a director of Benchmark Energy. Mr. Cooper co-founded several junior and intermediate oil and gas companies including Choice Resources, Watch Resources Ltd. And Banks Energy Inc., and was instrumental in the acquisition and/or merger of these companies. Mr. Cooper holds a Bachelor of Business Administration degree from Hofstra University and an MBA degree in Business from Dowling College.

Ian Thomson, Chief Financial Officer (resigned August 1, 2011)

Mr. Thomson completed his Bachelor of Commerce degree at the University of Calgary in 2003. He articled at Heywood Holmes & Partners LLP in Red Deer, Alberta for a year before returning to Calgary and joining DNTW Chartered Accountants, LLP. He wrote the UFE in 2005 and obtained his Chartered Accountant designation in September 2006. In January 2006, Mr. Thomson moved on to work with Ascend LLP which merged with Meyers Norris Penny LLP in January 2008. Mr. Thomson started his own firm, Ian Thomson Professional Corporation, in December 2008 through which he provides accounting support to public and private companies, as well as compilations and tax services for owner-managed businesses.

Nathan Steinke, Chief Financial Officer (appointed August 1, 2011)

Nathan Steinke was formerly the CFO of Milestone Exploration Inc., a private junior oil and gas exploration, development and production company focused on growth opportunities and recently achieved production of approximately 2,800 boe/day.  Mr. Steinke is a Chartered Accountant and articled in Calgary with a well known accounting firm.  Mr. Steinke also worked as a field operator with Husky Energy, prior to pursuing his accounting designation.

Ted Konyi, Director

Mr. Konyi has over 25 years experience as a financial entrepreneur. As founder of the Maxwell group of companies, he has been involved in the startup and growth phases of 15 corporations primarily in the energy and technology industries. The primary operating company in the group, Maxwell Mercantile Inc., has completed in excess of $200 million in private and public financings. From 1988 through 1998, Mr. Konyi was responsible for forming and financing 17 Limited Partnerships that invested successfully in the energy sector. This involved the acquisition of ~$120 million of producing oil and gas assets in Alberta and managing the cash flow for over 1500 limited partners. From 1994 to the present, Mr. Konyi has been involved as a director or senior officer in 12 publicly listed companies. Currently Mr. Konyi is a director of Magnum Energy Inc., a public Alberta based oil and gas company and a founding director of First Coal Corporation, a private B.C. based metallurgical coal company.

Brad Nichol, President, Chief Executive Officer

Mr. Nichol has held roles in the executive suite of junior oil and gas exploration and production companies. His experiences are in private and public startups, takeovers and turnarounds. In his position as Management Consultant at a top-tier international firm, Mr. Nichol advised the CEOs and CFOs of Fortune 500 corporations on business and corporate strategies, mergers & acquisitions and corporate reorganizations throughout Europe and the United States.

Mr. Nichol joined Schlumberger in 1992, and enjoyed an international career focused on technical excellence, project management and field operations. His early career focused on reservoir evaluation and enhancement strategies. In 1996 he assumed responsibility for reservoir stimulation and wellbore construction services for BP in Colombia. In 1999 Mr. Nichol joined a U.K business unit in the Measurement and Systems division of Schlumberger, and was on the team responsible for the corporate turnaround and eventual sale of that business.  Mr. Nichol is a Professional Engineer (Mechanical) and earned his MBA, with honors, from the London Business School.

B.	Compensation

On June 1, 2009, the Company entered into an Executive Consulting Agreement with FiveN Consulting Inc. (FiveN) a company owned and operated by Brad Nichol, our President and CEO.  Pursuant to this agreement, FiveN provides the functions of the Company’s President & CEO through the services of Mr. Nichol.  FiveN Consulting is paid $15,416 (2009 - $15,416 and 2008 - $nil) per month for these services.  All services provided by Mr. Nichol to the Company are provided through FiveN.  The duties and services Mr. Nichol provides to the Company are not in conflict nor are there any fiduciary conflicts with FiveN Consulting.  In providing services to the Company, Mr. Nichol does not owe any fiduciary duty to FiveN that is different from, or in conflict with, the duties owed by Mr. Nichol to the Company.  On June 2, 2009 the Company granted 750,000 options to Mr. Nichol at an exercise price of $0.30 per share for a 5 year period.  One-quarter of these options vested immediately; and one-quarter of the options shall vest on each of the sixth month anniversary; the one year anniversary and the eighteenth month anniversary from the grant date.

During the year ended March 31, 2010 the Company incurred: $nil for management fees to the past President and CEO (2009 - $22,500 2008 - $30,000).  At March 31, 2010 $nil (2009 - $nil 2008 - $7,516) is owing to the past President and CEO for fees and expenses incurred on behalf of the Company.  The outstanding amounts are unsecured, non-interest bearing and without specific repayment terms. During November 2007, 130,000 shares at a price of $0.21 per share were issued in settlement of $27,300 of debt due the former President and CEO.

Terence Kwan is the Company’s former Chief Financial Officer.  Pursuant to an unwritten agreement between the Company, Mr. Kwan and TK Investments Ltd., a company controlled by Mr. Kwan, a monthly fee of $3,000 was paid to TK Investments, Ltd. in consideration of Mr. Kwan’s accounting services from the period of April 2008 to September 2008.  The monthly fee was increased to $3,500 per month from October 2008 to March 2009.  Total fees paid for the fiscal year ended March 31, 2010 were $43,500 (2009 -$39,000, 2008- $36,000).  At March 31, 2010 $nil (2009 - $nil, 2008 - $3,150) was owing to TK Investments Ltd.   In November 2007, 70,000 shares at a price of $0.21 per share were issued in settlement of $14,700 of debt due to TK Investments, Ltd.  In providing services to the Company, Mr. Kwan does not owe any fiduciary duty to TK Investments, Ltd, that is different from, or in conflict with, the duties owed by Mr. Kwan to the Company.   Mr. Kwan ceased being an officer of the Company in May, 2010.

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

From April 2009 to September 2009, Mr. Darcy Spady, a former Director of the Company,  received $1,500 per month for his services as a director.  In addition, Mr. Spady received a $10,000 initial retainer fee, bringing his total compensation to $19,000 for the period April 2009 through September 2009.

Except for these stock option grants and the payments to Mr. Spady, executive officers of the company who also act as directors of the Company are not expected to receive any additional compensation for services rendered in their capacity as directors, but will be eligible to receive stock options and to be reimbursed for their related reasonable expenses incurred in relation to attendance at meetings. The options issued to the current and former directors are as follows:

Directors	Number of Share Options	Exercise Price	Grant Date	Expiration
Scott Reeves	100,000	$0.30	3/26/2010	3/26/2015
Christopher R. Cooper	100,000	$0.30	3/26/2010	3/26/2015
Scott Reeves	100,000	$0.30	6/2/2009	6/2/2014
Christopher R. Cooper	100,000	$0.30	6/2/2009	6/2/2014
Darcy Spady (former Director)	100,000	$0.30	6/2/2009	2/28/2011
Brad Nichol	750,000	$0.30	6/2/2009	6/2/2014
Ted Konyi	100,000	$0.30	5/31/2010	5/31/2015

C.	Board Practices

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

There are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company.

Our Audit Committee is comprised of Christopher Cooper, Ted Konyi and Scott Reeves.  Our Audit Committee has adopted an Audit Committee Charter which generally provides as follows:

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

Share Ownership

The following sets forth, as at December 31, 2010, the total amount of common shares directly or indirectly owned by our directors and senior management and that may be acquired within 60 days, based on 47,374,976 common shares issued and outstanding on December 31, 2010.

		Percentage of
	Common Shares	Common Shares
	Beneficially Owned	Outstanding
Holder	(1)
Officers, Directors and Management
Brad Nichol, President and CEO	2,350,000	4.96%
Scott Reeves, Director	150,000	0.33%
Christopher R. Cooper, Director	210,000	0.44%
Ian Thomson, CFO(2)	50,000	0.11%
Ted Konyi, Director	50,000	0.11%
Total Officers, Directors and Management (5 persons)	2,810,000	5.95%

(1)	Includes common shares issuable upon the exercise of stock options that are vested within 60 days of, December 31, 2010, as follows:

Brad Nichol, President and CEO	750,000
Scott Reeves, Director	150,000
Christopher R. Cooper, Director	150,000
Ian Thomson, CFO	50,000
Ted Konyi, Director	50,000

(2)     Mr. Thomson resigned as the Company’s Chief Financial Officer effective August 1, 2011.

Share Options

     At December 31, 2010, our directors and senior management held the following share options:

	Number of	Average
	Share	Strike	Expiration
Officers, Directors and Management	Options	Price	Dates
Brad Nichol, Director President and CEO	750,000	$0.30	6/2/2014
Scott Reeves, Director	100,000	$0.30	6/2/2014
Scott Reeves, Director	100,000	$0.30	3/22/2015
Christopher R. Cooper, Director	100,000	$0.30	6/2/2014
Christopher R. Cooper, Director	100,000	$0.30	3/22/2015
Ian Thomson, CFO (former)	100,000	$0.30	3/31/2015

Total Officers, Directors and Management (8 persons)	2,300,000	$0.30

Stock Option Plan

On July 7, 2005, the Company adopted a formal stock option plan (the “Plan”) for senior officers, directors, employees and key consultants of the Company and any subsidiary, which permits the granting of options to purchase up to a maximum of 10% of the outstanding common shares.  The Plan is structured to comply with the rules of the TEX and was reapproved by the Shareholders at the Annual General and Special Meeting held on August 31, 2010.  Under the Plan, no one optionee can receive grants of options for greater than 5% of the outstanding common shares during any 12 month period.  Option grants to persons conducting investor relations activities must not exceed greater than 2% of the number of outstanding common shares.  The number of options and the exercise price of all options is set by the board of directors of the Company, or a committee thereof, at the time of grant, provided that the exercise price will not be less than the minimum then specified by the rules of the TEX.  Options may not be granted for a term exceeding five years – which will be, if the optionee dies, reduced to a term of one year following the date of death – and if the optionee ceases to be qualified to receive options from the Company, options held by such optionee will expire 30 days after the date of such cessation.  Options granted under the Plan may not be assigned by the optionee.

Grants to December 31, 2010

On June 2, 2009 the Company granted options to certain officers, directors, employees or consultants to purchase an aggregate of 2,700,000 common shares in the capital of the Company at an exercise price of $0.30 per share for a 5 year period.  Included in the June 2, 2009 option grant are 750,000 options issued to our President, Mr. Brad Nichol increasing his fully diluted ownership to 6.4% of the common shares as of June 2, 2009.  One-quarter of these options vested immediately; and one-quarter of the options shall vest on each of the sixth month anniversary; the one year anniversary and the eighteenth month anniversary from the grant date.  The options are also subject to a four month and one day hold period from the date of grant.

On July 8, 2009, the Company granted options to certain officers, directors, or consultants to purchase an aggregate of 300,000 common shares at an exercise price of $0.31 per share for a 5 year period.  One-quarter of the options vested immediately; and one-quarter of the options shall be vested on each of the sixth month anniversary; the one year anniversary and the eighteen month anniversary from the grant date. The options are also subject to a four month and one day hold period from the date of grant.

On September 24, 2009, the Company granted options to a consultant to purchase an aggregate of 500,000 common shares at an exercise price of $0.31 per share for a 5 year period.  One-quarter of these options vested immediately; and one-quarter of the options shall be vested on each of the sixth month anniversary; the one year anniversary and the eighteen month anniversary from the grant date.  The options are also subject to a four month and one day hold period from the date of grant.

On March 22, 2010, the Company granted options to certain officers, directors or employees of the Company to purchase an aggregate of for a total of 400,000 common shares of the Company at an exercise price of $0.30 per share for a 5 year period.  One-quarter of these options vested immediately; and one-quarter of the options shall be vested on each of the sixth month anniversary; the one year anniversary and the eighteen month anniversary from the grant date. The options are also subject to a four month and one day hold period from the date of grant.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

To the best of our knowledge, as of December 31, 2010 one shareholder beneficially owns 5% or more of our issued and outstanding common shares: Quarry Bay Equity Inc., which owns 2,720,000, or 5.74%. Although we have an unlimited number of preferred shares available for issue, we have not issued any preferred shares to date.  All of our shareholders have the same voting rights.  Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Pursuant to the rules of the SEC, common shares which an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be beneficially owned and outstanding for the purpose of computing the percentage ownership of any other person.

We are not aware of any arrangement, the operation of which may at some subsequent date result in a change of control of our company.

B.	Related Party Transactions

The Company incurred and/or paid fees and expenses directly and indirectly to certain current or former officers and directors of the Company.  During the years ended March 31, 2010, March 31, 2009 and March 31, 2008 transactions with related parties conducted in the normal course of operations are recorded at the exchange value as summarized below:

On June 1, 2009, the Company entered into an Executive Consulting Agreement with FiveN Consulting Inc. (FiveN) a company owned and operated by Brad Nichol, our President and CEO.  Pursuant to this agreement, FiveN provides the functions of the Company’s President & CEO through the services of Mr. Nichol.  FiveN Consulting is paid $15,416 (2009 - $15,416 and 2008 - $nil) per month for these services.

Terence Kwan, the Company’s former Chief Financial Officer, also acted as its accountant and was paid a monthly fee of $3,000 to TK Investments Ltd., a company controlled by him, for the time spent by him doing the Company’s accounting from the period of April 2008 to September 2008.  The monthly fee was increased to $3,500 per month for the months from October 2008 to March 2009.  Total fees paid for the fiscal year ended March 31, 2010 was $43,500 (2009 - $39,000; 2008 - $36,000).  At March 31, 2010 $nil (2009 - $nil; 2008 - $3,150) was owing to the firm controlled by him.  During November 2007, 70,000 shares at a price of $0.21 per share were issued in settlement of $14,700 of debt due to this Company. Mr. Kwan resigned in May 2010.

Ian Thomson, the Company’s former Chief Financial Officer, began in May 2010.  Fees incurred to his Professional Corporation since his inception to December 31, 2010 total $27,700.

For the year ended March 31, 2010, the Company incurred $25,000 (2009 and 2008 - $nil) in consulting fees from a private company in which Christopher Cooper, a director of the Company is the principal shareholder. These fees were in regards to investor relations activities and have been included in general and administrative expenses on the statement of operations.  The fees were not incurred for Mr. Cooper’s services as a director.

For the year ended March 31, 2010, the Company incurred $62,186 (2009 and 2008 - $nil) in legal fees from a law firm in which Scott Reeves, a director and Corporate Secretary of the Company is a principal. These fees have been included in professional fees on the statement of operations. Accounts payable and accrued liabilities as at March 31, 2010 includes $12,176 with respect to these fees.   The fees were not incurred for Mr. Reeves’s services as a director.

For the year ended March 31, 2010, the Company incurred $91,775 in office and rental fees from Poplar Point Energy Ltd., a company related by virtue of certain common officers and directors. Accounts payable  and accrued liabilities as at March 31, 2010 includes $35,040 with respect to these fees.

For the year ended March 31, 2010, the Company incurred $154,160 (2009 - $nil) in management and engineering consulting fees from a private company in which a director and officer of the Company is the principal shareholder.  Of these fees $131,295 (2009 - $nil) has been capitalized to property and equipment with the remaining
$22,865 included in consulting fees on the statement of operations.

From April 2009 to September 2009, Mr. Spady received $1,500 per month for his services as a director.  In addition, Mr. Spady received a $10,000 initial retainer fee, bringing his total compensation to $19,000 for the period April 2009 through December 2009.  Mr. Spady resigned in August, 2010.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See the financial statements included under Item 17 “Financial Statements.”

We are not a party to any legal proceedings and we are not aware of any threatened proceedings, which in the aggregate would be material to the business of our company.  In addition, we are not aware of any material proceedings in which any director, any member of senior management, or any of our affiliates is either a party adverse to us or has a material interest adverse to us.

We have never paid cash dividends to our shareholders and have no plans to pay or declare dividends on our common shares in the foreseeable future.

B.	Significant Changes

The Company completed a purchase of producing conventional oil and gas assets in Alberta, Canada for $5.1 million in February, 2011.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

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

All of the following trading prices are expressed in Canadian dollars.

Annual Stock Information

The following table sets forth, for each of the years indicated, the range of high and low prices of our common shares on the TSX Venture Exchange.

Fiscal year ended March 31,	High	Low
2010	$0.40	$0.16
2009	$0.35	$0.075
2008	$0.70	$0.25
2007	$0.35	$0.22
2006	—	—

Quarterly Stock Information

The following table sets forth, for the periods indicated, the high and low prices of our common shares on the NEX board of the TSX Venture Exchange:

	High	Low
2006
First Quarter	—	—
Second Quarter	—	—
Third Quarter	—	—
Fourth Quarter	$0.32	$0.10
2007
First Quarter	$0.32	$0.22
Second Quarter	$0.35	$0.28
Third Quarter	$0.33	$0.27
Fourth Quarter	$0.34	$0.26
2008
First Quarter	$0.495	$0.25
Second Quarter	$0.70	$0.42
Third Quarter	—	—
Fourth Quarter	$0.50	$0.06
2009
First Quarter	$0.35	$0.075
Second Quarter	$0.34	$0.28
Third Quarter	$0.34	$0.23
Fourth Quarter	$0.32	$0.17
2010
First Quarter	$0.34	$0.17
Second Quarter	$0.40	$0.27
Third Quarter	$0.285	$0.20
Fourth Quarter	$0.345	$0.16

Monthly Stock Information

The following table sets forth, for each of the most recent six months, the range of high and low prices of our common shares on the TSX Venture Exchange.

Month	High	Low
October 2010	$0.23	$0.16
November 2010	$0.23	$0.185
December 2010	$0.30	$0.195
January 2011	$0.40	$0.28
February 2011	$0.47	$0.34
March 2011	$0.42	$0.31

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares are listed for trading on the TSX Venture Exchange in Canada under the symbol “EDE.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expense of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Our authorized capital consists of an unlimited number of common shares without par value.  As at the close of business on December 31, 2010 there were 47,374,976 common shares issued and outstanding, and as of December 31, 2009, there were 38,825,924 common shares issued and outstanding, all of which are validly issued and fully paid shares.  Each share has attached to it one non-cumulative vote.

A summary of the transactions for the 2010, 2009, and 2008 fiscal years is as follows:

	Common Shares	Value	Contributed Surplus
Balance, March 31, 2007	12,162.812	$9,915.988	$60,000
Shares issued under debt settlement arrangements @ $0.21 per share	320,000	67,200	-
Warrants exercised shares issued for cash @ $0.15 per share	4,160,200	624,030	-

Balance, March 31, 2008	16,643,012	10,607,218	60,000
Shares issued for cash	8,000,000	400,000	-
Balance, March 31, 2009	24,643,012	$11,007,218	$60,000
Shares and warrants issued for cash	18,468,799	$3,675,090	$493,089
Balance, March 31, 2010	43,111,811	$14,682,308	$553,089

B.	Memorandum and Articles of Association

The information for this section remains unchanged from that of our Registration Statement filed on Form 20-F with the SEC on December 27, 2010.

C.	Material Contracts

See Item 4B “Information on the Company - Business Overview.”

D.	Exchange Controls

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

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder, referred to collectively as the Tax Act or ITA, and the Canada-United States Tax Convention as amended by the Protocols thereto, referred to as the Tax Convention, as of the date of this registration statement and the current administrative practices of Canada Revenue Agency.  This summary does not take into account Canadian provincial income tax consequences.

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

Dividend

In the case of any dividends paid to non-residents, we withhold the Canadian tax and remit only the net amount to the shareholder.  By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owning at least 10% of our voting shares.  In the absence of the Tax Convention provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend.  Stock dividends received by nonresidents from us are taxable by Canada as ordinary dividends and therefore the withholding tax rates will be applicable.

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

F.           Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable.

H.           Documents on display

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms: 100 F Street, N.E., Room 1580, Washington, D.C. 20549; and on the Securities and Exchange Commission Internet site (http://www.sec.gov).  You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by visiting the Securities and Exchange Commission’s website at http://www.sec.gov, and may obtain copies of our filings from the public reference room by calling 1-800-SEC-0330.  The Exchange Act file number for our Securities and Exchange Commission filings is 000-52768.  Certain of our material documents or filings can also be viewed on SEDAR (the System for Electronic Document Analysis and Retrieval of the Canadian securities regulatory authorities) at www.sedar.com.  Copies of our material contracts are kept in our  administrative headquarters.

I.           Subsidiary information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

See Note 11 to the Financial Statements for the year ended March 31, 2010.

Item 12.	Description of Securities Other Than Equity Securities

None.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer along with our Chief Financial Officer, of the effectiveness of the design of our disclosure controls and procedures (as defined by Exchange Act Rules 13a-15(e) or 15d-15(e)) as of March 31, 2010 pursuant to Exchange Act Rule 13a-15. Based upon that evaluation, our Chief Executive Officer along with our Chief Financial Officer concluded that our disclosure controls and procedures are not effective as of March 31, 2010 in ensuring that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.  Management recognizes that the filing of this report has been delayed by a number of factors and as such, the filing was not made with the specified time period.  The information herein is correct as of the dates noted.

Management’s Annual Report on Internal Control Over Financial Reporting

As noted above, management is responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with Canadian GAAP. The Company’s internal control over financial reporting includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets;
•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation and fair presentation of financial statements, and that receipts and expenditures of the company are being made only in accordance with authorizations of Company management; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Company management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2010 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework, Guidance for Smaller Public Companies.  Based on this assessment, management believes that, as of March 31, 2010, the Company’s internal control over financial reporting was effective.

Changes in Internal Controls over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Item 15T.  Controls and Procedures

Not applicable.

Item 16.	[Reserved]

Item 16A.  Audit Committee Financial Expert

Our Board of Directors has determined that Scott Reeves meets the definition of an audit committee financial expert, as defined by rules of the Securities and Exchange Commission. For a brief listing of the relevant experience of Mr. Reeves, see Item 6.A. “Directors, Senior Management and Employees – Directors and Senior Management.”

Item 16B.  Code of Ethics

We have adopted a code of ethics (as that term is defined in Form 20-F) which is applicable to our Directors, Officers and Employees.  This code of ethics includes provisions for compliance with laws, rules and regulations, fair dealing, confidentiality, integrity and conflicts of interest.  A copy of the Company’s code of ethics is attached to this Annual Report on Form 20-F.

Item 16C.  Principal Accounting Fees and Services

The following table shows the fees paid or accrued by us for the audit and other services provided by Deloitte & Touche LLP for the fiscal periods shown.

	March31, 2010	March 31, 2009
Audit Fees	$35,000	$-
Audit — Related Fees	-	-
Tax Fees	-	-
All Other Fees	23,000	-
Total	$58,000	$-

The following table shows the fees paid or accrued by us for the audit and other services provided by Dale Matheson Carr-Hilton LaBonte LLP for the fiscal periods shown.

	March 31, 2010	March 31, 2009
Audit Fees	$-	$20,000
Audit — Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	10,000
Total	$-	$30,000

Audit fees consist of fees billed for professional services rendered for the audit of our financial statements and review of the interim financial statements included in quarterly reports and services that are normally provided by the above auditors in connection with statutory and regulatory fillings or engagements.  In the absence of a formal audit committee, the full Board of Directors pre-approves all audit and non-audit services to be performed by the independent registered public accounting firm in accordance with the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended. The Board of Directors pre-approved 100% of the audit, audit-related and tax services performed by the independent registered public accounting firm in fiscal 2010. The percentage of hours expended on the principal accountant’s engagement to audit the Company’s financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees was 0%.

Item 16D.  Exemptions From the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.  Change in Registrant’s Certifying Accountant

Dale Matheson Carr-Hilton LaBonte LLP (“DM”) was previously the principal accountants for the Company. On June 18, 2009  we dismissed DM and engaged Deloitte & Touche LLP (“Deloitte”) as our principal accountants for the year ended March 31, 2010. During the two fiscal years ended March 31, 2009 and 2008, and the subsequent interim period through June 18, 2009, there were: (1) no disagreements between DM and us on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreement if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement; (2) nor reportable events. The Company’s Board of Directors approved the decision to change independent certifying accountants.

The audit reports of DM on the consolidated financial statements of the Company as of and for the fiscal years ended March 31, 2009 and 2008 did not contain any adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles. A letter from DM is attached as Exhibit 15.1 to this Annual Report on Form 20-F.

Prior to June 18, 2009, the date that Deloitte was retained as our principal independent accountants:

(i) We did not consult with Deloitte regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements;

(ii) Neither a written report nor oral advice was provided to us by Deloitte that they concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; and

(iii) We did not consult Deloitte regarding any matter that was either the subject of a “disagreement” (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) or any of the reportable events set forth in Item 16F (a)(1)(v) of Form 20-F.

Item 16G.  Corporate Governance

Not applicable.

PART III

Item 17.	Financial Statements

The financial statements beginning on page 50 are filed as part of this Annual Report.

Item 18.	Financial Statements

Not applicable.

Item 19.	Exhibits

Exhibit	Description
1.1	Articles of Association (1)
1.2	Articles of Continuance (7)
4.1	Option Agreement dated February 20, 2007, by and between the Registrant and Nicoya Explorations Ltd. (2)
4.2	Letter Agreement dated March 20, 2008, amending the Option Agreement dated February 20, 2007, by and between the Registrant and Nicoya Explorations Ltd. (3)
4.3	Letter of Intent dated May 1, 2008, by and between the Registrant and British American Natural Gas Corporation (4)
4.4	Letter of Intent dated May 8, 2008, by and between the Registrant and First West Petroleum Inc. (5)
4.5	Agreement of Purchase and Sale – Gilby Area, Alberta (Willsden Green Property) (6)
4.6*	Audit Committee Charter
4.7*	Form of Flow-Through Shares Subscription Agreement - Dec. 2010
4.8*	Form of Flow-Through Shares Subscription Agreement - March 2011
4.9	Executive Consulting Agreement dated June 1, 2009, between the Registrant and FiveN Consulting Inc. (7)
4.10	Executive Consulting Agreement, dated June 1, 2009, between the Registrant and 1271632 Alberta Ltd. (7)
4.11	Executive Consulting Agreement, dated June 1, 2009, between the Registrant and Freeport Energy Services Ltd. (7)
4.12*	2005 Stock Option Plan
4.13*	Amended & Restated Promissory Note - Coronado Contracting Corp., dated Sept. 24, 2010
4.14*	Letter of Intent with Mosaic Energy Ltd., dated January 4, 2011
4.15*	Promissory Note - Mpidherney’s Trucking Ltd., dated Feb. 4, 2011
4.16*	Promissory Note - Coronado Contracting Corp., dated Sept. 24, 2010
4.17*	Form of Unit Subscription Agreement - March 2011
4.18*	Form of Unit Subscription Agreement - Jan. 2011
4.19*	Form of Flow-Through Unit Subscription Agreement - Jan. 2011
4.20*	Form of Common Shares Subscription Agreement - Dec. 2010
11.1*	Code of Business Conduct and Ethics
12.1*	Section 302 Certification of Chief Executive Officer
12.2*	Section 302 Certification of Chief Financial Officer
13.1*	Section 906 Certification of Chief Executive and Chief Financial Officer
15.1*	NI 51-101 Report of AJM Petroleum Consultants
15.2*	Letter from Dale Matheson Carr-Hilton LaBonte LLP, dated June 18, 2009

(1)	Filed as Exhibit 1 to the Registrant’s Registration Statement on Form 20-F, filed with the Securities and Exchange Commission on August 15, 2007, and incorporated herein by reference.

(2)	Filed as Exhibit 4 to the Registrant’s Registration Statement on Form 20-F, filed with the Securities and Exchange Commission on August 15, 2007, and incorporated herein by reference.
(3)	Filed as Exhibit 4.2 to the Registrant’s Registration Statement on Form 20-F, filed with the Securities and Exchange Commission on October 20, 2009, and incorporated herein by reference.
(4)	Filed as Exhibit 4.3 to the Registrant’s Registration Statement on Form 20-F, filed with the Securities and Exchange Commission on October 20, 2009, and incorporated herein by reference.
(5)	Filed as Exhibit 4.4 to the Registrant’s Registration Statement on Form 20-F, filed with the Securities and Exchange Commission on October 20, 2009, and incorporated herein by reference.
(6)	Filed as Exhibit 4.5 to the Registrant’s Registration Statement on Form 20-F, filed with the Securities and Exchange Commission on October 20, 2009, and incorporated herein by reference.
(7)	Filed as Exhibit 10.1 to the Registrant’s Registration Statement on Form 20F/A, filed with the Securities and Exchange Commission on April 7, 2010, and incorporated herein by reference.

* Filed herewith

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EDGE RESOURCES INC.

By:	/s/ Nathan Steinke
Name:	Nathan Steinke
Title:	Chief Financial Officer
(Principal Financial Officer
& Principal Accounting Officer)

Dated: September 1, 2011

Edge Resources Inc.
(an exploration stage company)
(formerly Guildhall Minerals Ltd.)

Financial Statements
For the years ended
March 31, 2010, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of
Edge Resources Inc.

We have audited the balance sheet of Edge Resources Inc. as at March 31, 2010 and the statements of loss, comprehensive loss and deficit and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2010 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

On June 11, 2010, we reported separately to the shareholders of Edge Resources Inc. on our audit, conducted in accordance with Canadian generally accepted auditing standards, of the financial statements for the same period prepared in accordance with Canadian generally accepted accounting principles, but which excluded Note 14, Differences Between Canadian and United States of America Generally Accepted Accounting Principles (GAAP).

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Calgary, Canada
June 11, 2010 (except Note 14, which is as of August 31, 2011)

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCE

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements and when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2(m) to the financial statements. Although our audit was conducted in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the board of directors and shareholders on the financial statements of the Company dated June 11, 2010 (except Note 14, which is as of August 31, 2011), is expressed in accordance with Canadian reporting standards which do not permit a reference to such going concern conditions and do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Calgary, Canada
June 11, 2010 (except Note 14, which is as of August 31, 2011)

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

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS
Vancouver, Canada
September 30, 2009, except for Note 14, which is as of May 25, 2010

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

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS
Vancouver, Canada
September 30, 2009, except for Note 14, which is as of May 25, 2010

EDGE RESOURCES INC.
BALANCE SHEETS

As at March 31,	2010	2009

ASSETS

Current Assets
Cash and cash equivalents	$253,158	$94,822
Accounts receivable	391,966	-
Prepaid expenses and deposits	55,222	-
	700,346	94,822

Promissory note receivable (Note 3)	-	1
Deferred acquisition and financing costs	-	37,164
Property and equipment (Note 4)	2,783,808	-

	$3,484,154	$131,987

LIABILITIES & SHAREHOLDERS ' EQUITY

Current Liabilities
Accounts payable & accrued liabilities	$276,251	$30,546
Loan payable	-	80,000
	276,251	110,546

Asset retirement obligation (Note 5)	45,869	-
	322,120	110,546

Shareholders ' Equity
Share capital (Note 7 (b))	14,682,308	11,007,218
Warrants (Note 7 (d))	349,907	-
Contributed surplus (Note 7 (e))	553,089	60,000
Deficit	(12,423,270)	(11,045,777)
	3,162,034	21,441

	$3,484,154	$131,987

Nature of Operations and Going Concern Assumption (Note 1)
Commitments (Note 9)

APPROVED BY THE DIRECTORS:

Signed: Chris Cooper	Director

Signed: Ted Konyi	Director

The accompanying notes are an integral part of the financial statements.

EDGE RESOURCES INC.
STATEMENTS OF LOSS,
COMPREHENSIVE LOSS AND DEFICIT

For the years ended March 31,	2010	2009	2008

Revenues
Interest income	$-	$20,426	$7,714

Expenses
Consulting fees	250,518	47,250	-
Director fees	19,000	21,500	-
Exploration tax credits received	-	(2,461)	(11,114)
Foreign exchange loss (gain)	987	(96,408)	-
General and administration	359,429	143,926	112,994
Stock-based compensation	493,089	-	-
Amortization and accretion	6,677	-	-
Management fees	-	22,500	30,000
Professional fees	247,792	86,562	26,916
Write-down of mineral properties	-	33,500	1
Write-off of acquisition and financing costs	-	268,279	-
Write-down of note receivable (Note 3)	1	522,350	-
Write-down of accounts payable	-	(27,430)	-
	1,377,493	1,019,568	158,797

Loss and comprehensive loss for the year	(1,377,493)	(999,142)	(151,083)

Deficit, beginning of year	(11,045,777)	(10,046,635)	(9,895,552)

Deficit, end of year	$(12,423,270)	$(11,045,777)	$(10,046,635)

Basic and diluted loss per share (Note 7 (f))	$(0.04)	$(0.05)	$(0.01)

Weighted average number of shares outstanding	36,127,595	18,218,342	13,427,325

The accompanying notes are an integral part of the financial statements.

EDGE RESOURCES INC.
STATEMENT OF CASH FLOWS

For the years ended March 31,	2010	2009	2008

Cash provided by (used in) operating activities
Loss for the year	$(1,377,493)	$(999,142)	$(151,083)
Items not involving cash:
Amortization and accretion	6,677	-	-
Stock-based compensation	493,089	-	-
Write-down of mineral properties	-	33,500	1
Accrued interest on note receivable	-	(16,720)	-
Write-down of note receivable	1	522,350	-
Write-down of accounts payable	-	(27,430)	-
Non cash management fees and expenses	-	-	19,041
Foreign exchange gain on note receivable	-	(103,031)	-
	(877,726)	(590,473)	(132,041)

Change in non-cash working capital items related to operating activites	(249,305)	(19,274)	(3,867)
	(1,127,031)	(609,747)	(135,908)

Cash provided by (used in) investing activities
Promissory note receivable	-	(402,600)	-
Expenditures on property and equipment	(2,707,452)	-	-
Pre acquisition and financing costs	-	(37,164)	-
Change in non-cash working capital items related to investing activites	34,230	-	-
	(2,673,222)	(439,764)	-

Cash provided by (used in) financing activities
Shares issued for cash	4,215,800	400,000	624,030
Share issue costs	(190,803)	-	-
Loan payable	(80,000)	80,000	-
Change in non-cash working capital items related to financing activites	13,592	-	-
	3,958,589	480,000	624,030

Increase (decrease) in cash and cash equivalents during the year	158,336	(569,511)	488,122

Cash and cash equivalents, beginning of year	94,822	664,333	176,211

Cash and cash equivalents, end of year	$253,158	$94,822	$664,333

Supplemental Cash Flow Information (Note 13)

The accompanying notes are an integral part of the financial statements.

1.  Nature of Operations and Going Concern Assumption

Edge Resources Inc. (the “Company” or “Edge”) (formerly Guildhall Minerals Ltd.) was incorporated under the laws of the Province of British Columbia on September 13, 1968.  The shares of the Company were reinstated for trading on the NEX board of the TSX Venture Exchange and graduated to the TSX Venture Tier 2 on May 27, 2009.  The Company is engaged in the exploration for and the production of crude oil and natural gas in Western Canada.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. During the year ended March 31, 2010, the Company incurred a net loss of $1.38 million.  The Company’s ability to continue as a going concern is dependent upon the Company achieving profitable results on an ongoing basis, and the raising of funds from new debt or equity issues to provide it with sufficient resources to fund its operations, commitments (see note 9) and exploration and development activities.  Although management’s efforts to raise capital have been successful in the past, there is no certainty that they will be able to do so in the future. If the Company is unsuccessful in raising additional capital, the Company may have to sell or farm out certain properties. If the Company cannot sell or farm out certain properties, it will be unable to participate with joint venture partners and may forfeit rights to some of its properties.

Production has commenced subsequent to the end of the year, however profitable operations have not yet been achieved.  Management is currently pursuing financing alternatives and believes that financing will be obtained which will allow the Company to fulfill its commitments.  If the going concern basis is not appropriate, adjustments may be necessary to the carrying amounts and classification of the Company’s assets and liabilities.

Property and equipment is recognized in these financial statements in accordance with the accounting policies described in Note 2. Accordingly, the carrying values represent costs incurred to date, net of write-downs, and do not necessarily reflect present or future values. The continued operations of the Company and the recoverability of amounts shown for the properties is dependent upon the existence of economically recoverable reserves and the availability of resources to continue its exploration for and development of crude oil and natural gas.

These financial statements do not reflect the adjustments to the amounts and classifications of the assets and liabilities that would be necessary if the Company were unable to continue operations for the foreseeable future and such adjustments may be significant.

The Company has reviewed the differences between Canadian GAAP and US GAAP for the purposes of filing financial statement information in the United States.  See note 14 for further information.

2.  Significant Accounting Policies

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The financial statements have, in management’s opinion, been properly prepared using careful judgment with reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a)  Cash and cash equivalents

Short-term investments with initial maturities less than three months are considered to be cash equivalents and are recorded at fair value.

2.  Significant Accounting Policies  (continued)

(b)  Financial instruments

The Company classifies all financial instruments as held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other liabilities. Financial assets held to maturity, loans and receivables, and other liabilities, other than those classified as held-for-trading or available-for-sale, are measured at fair value on inception and then subsequently carried at amortized cost except to recognize other than temporary impairment. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized in the Statements of Loss.

The Company has classified its financial instruments as follows:

Cash and cash equivalents	Held-for-trading
Accounts receivable	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities
Loan payable	Other liabilities

Transaction costs are expensed as incurred for financial instruments classified as held for trading.  For other financial instruments, transaction costs are capitalized on initial recognition.

Comprehensive loss is the change in equity of the Company during the period as a result of transactions and other events and circumstances from non-owner sources.  There were no comprehensive loss items during the years ended March 31, 2010, 2009, and 2008; accordingly, comprehensive loss is equal to net loss.

(c)  Joint interests

The Company conducts substantially all of its crude oil and natural gas exploration and production activities through joint interests, and the accounts reflect only its proportionate interest in such activities.

(d)  Property and equipment

(i)         Crude oil and natural gas properties

The Company follows the full cost method of accounting. All costs of acquiring crude oil and natural gas properties and related exploration and development costs, including overhead charges directly related to these activities, are capitalized and accumulated in one cost center. The costs associated with the acquisition and evaluation of unproved properties are excluded from the depletion base, until such time when proved reserves can be assigned to these assets or impairment occurs. Maintenance and repairs are charged against income (loss), and renewals and enhancements that extend the economic life of the property and equipment are capitalized.

Gains and losses are not recognized on disposition of crude oil and natural gas properties unless that disposition would alter the rate of depletion by 20% or more.

2.  Significant Accounting Policies (continued)

(d)  Property and equipment (continued)

The Company applies a two-stage ceiling test at least annually to capitalized costs to ensure that such costs do not exceed the undiscounted future cash flows from production of proved reserves. Undiscounted future cash flows are calculated based on management’s best estimate of forward indexed prices applied to estimated future production of proved reserves, less estimated future operating costs, royalties, future capital development costs and abandonment costs. When the carrying amount of a cost centre is not recoverable the second stage of the process will determine the fair value of the cost centre and its carrying amount would be written down to this amount. The second stage requires the calculation of discounted future cash flows from proved plus probable reserves. The fair value is estimated using accepted present value techniques, which incorporate risks and other uncertainties when determining expected cash flows.

The cost of unproved properties is excluded from the preceding impairment test, and is subject to its own impairment test on at least an annual basis.

(ii)	Furniture and equipment

Furniture and equipment are recorded at cost less accumulated amortization. Amortization is provided at rates designed to amortize the cost of the assets over their estimated useful lives as follows:

Computer equipment	-	30%, declining balance
Computer software	-	50%, declining balance

(e) Depletion and amortization

Capitalized costs of proved crude oil and natural gas properties are depleted using the unit of production method based on estimated proved crude oil and natural gas reserves before any royalty deductions as determined by independent engineers. The basis for this calculation includes the estimated future development costs of proved undeveloped reserves. Natural gas is converted using the equivalent of six thousand cubic feet of natural gas to one barrel of crude oil.

(f)    Asset retirement obligation

The Company recognizes the estimated fair value of an asset retirement obligation (“ARO”) in the period in which it is incurred.  The fair value of the estimated ARO is recorded as a liability with a corresponding increase in the carrying amount of the related asset. ARO obligations are initially measured at fair value and subsequently adjusted for the accretion and any changes to the underlying cash flows. The capitalized amount is depleted on a unit-of-production basis over the life of the proven reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings (loss) in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO and the capitalized amount. Actual costs incurred are charged against the ARO to the extent of the recorded liability. Any difference between the actual costs incurred and the recorded liability is recognized as a gain or loss in the period in which the costs are incurred.

2.  Significant Accounting Policies (continued)

(g)  Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income taxes are based on the differences between assets and liabilities reported for accounting purposes and those reported for income tax purposes. The rates used in the future income tax calculation are substantively enacted at the time of the calculation. The effect of a change in rates on future tax assets and liabilities is recognized in income (loss) in the period in which the change occurs. Future income tax assets are calculated and if realization is not considered more likely than not, a valuation allowance is provided.

(h)   Warrants

The Company issues share purchase warrants from time to time.  These warrants are measured and recorded as equity instruments at fair value using a Black-Scholes pricing model.

(i)    Revenue recognition

Revenues associated with the sale of crude oil and natural gas are recognized when title and risks and rewards of ownership passes from the Company to its customers. The costs associated with the delivery, including operating, transportation and production-based royalty expenses, are recognized in the same period in which the related revenue is earned and recorded.

(j)    Stock-based compensation and other stock-based payments

The Company uses the fair value method of accounting for the share option plan (Note 7(c)). Under this method, compensation cost is measured at fair value using a Black Scholes option pricing model at the date of grant and expensed over the vesting period of the option.  The Company does not incorporate an estimated forfeiture rate for stock options that will not vest but instead accounts for forfeitures as a change in estimate in the period in which they occur.

Transactions to acquire goods or services by granting equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments, whichever is more reliably measured. The asset or cost is recognized in the same period as if the Company had paid cash for the goods and services.

(k)   Per share amounts

Basic loss per common share is computed by dividing earnings (loss) from operations by the weighted average number of common shares outstanding for the period.

The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. This method assumes that proceeds received from the exercise of in-the-money stock options and other instruments, are used to repurchase common shares at the average market price of the period.  Diluted earnings (loss) per share are computed by giving effect to the potential dilution that would occur if stock options and other dilutive instruments were exercised.

2.  Significant Accounting Policies (continued)

(l)  Measurement uncertainty

The preparation of financial statements in accordance with Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. The Company’s most significant areas of estimation are asset retirement obligations, stock based compensation expenses, valuation of accounts receivable, completeness and accuracy of accounts payable and accrued liabilities, and the valuation of crude oil and natural gas properties.

The value of the asset retirement obligation depends on estimates of credit adjusted risk free interest rates, future restoration and reclamation expenditures and the timing of expenditures.

The Black Scholes option valuation model was developed for use in estimating the fair value of traded options and warrants which have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

Amounts recorded for depletion, amortization and accretion and amounts used for the ceiling test calculation and impairment of unproven properties are based on estimates of crude oil and natural gas reserves and future costs required to develop and reclaim and abandon those reserves and explore unproven properties.

The financial statements include accruals based on the terms of existing joint venture agreements. Due to varying interpretations of the definition of terms in these agreements the accruals made by management in this regard may be significantly different from those determined by the Company’s joint venture partners. The effect on the financial statements resulting from such adjustments, if any, will be reflected prospectively.

By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

(m)  Changes in accounting policies

(i) Adopted in 2010

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

2.  Significant Accounting Policies (continued)

(m)  Changes in accounting policies (continued)

(i) Adopted in 2010 (continued)

Financial Instruments – Amended Disclosures

Effective April 1, 2009 the Company adopted CICA issued amendments to Handbook Section 3862, “Financial Instruments – Disclosures”. The amendments include enhanced disclosures relating to the fair value of financial instruments and the liquidity risk associated with financial instruments. Section 3862 now requires that all financial instruments measured at fair value be categorized into one of three hierarchy levels. Refer to Note 11 Financial Instruments for enhanced fair value disclosures.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

On April 1, 2009, the Company adopted the CICA’s EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of this EIC had no impact on the Company’s financial statements.

(ii) Recently issued

International Financial Reporting Standards

On February 13, 2008, the Accounting Standards Board confirmed the date of changeover from GAAP to International Financial Reporting Standards (“IFRS”). Canadian publicly accountable enterprises must adopt IFRS for their interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently undergoing its IFRS conversion process.

Business combinations

In December 2008, the CICA issued section 1582 “Business Combinations”, which will replace CICA section 1581 of the same name.  Under this guidance, the purchase price used in a business combination is based on the fair value of shares exchanged at their market price at the date of the exchange. Currently the purchase price used is based on the market price of the shares for a reasonable period before and after the date the acquisition is agreed upon and announced. This new guidance generally requires all acquisition costs to be expensed, which currently are capitalized as part of the purchase price. Contingent liabilities are to be recognized at fair value at the acquisition date and re-measured at fair value through earnings (loss) each period until settled. Currently only contingent liabilities that are resolved and payable are included in the cost to acquire the business. In addition, negative goodwill is required to be recognized immediately in earnings (loss), unlike the current requirement to eliminate it to the extent possible, by deducting it from non-current assets in the purchase price allocation. Section 1582 will be effective for the Company on April 1, 2011.  The adoption of this standard is not expected to impact the financial statements.

2.  Significant Accounting Policies (continued)

(m)  Changes in accounting policies (continued)

(ii) Recently issued (continued)

Change in Accounting Policy: 3855

In July 2009, the CICA amended section 3855, “Financial Instruments – Recognition and Measurement”, in relation to the impairment of financial assets. Amendments to this section have revised the definition of “loans and receivables” and provided that certain conditions have been met, permits reclassification of financial assets from the held-for trading and available-for-sale categories into the loans and receivables category. The amendments also provide one method of assessing impairment for all financial assets regardless of classification. The Company adopted this standard prospectively effective March 31, 2010. The adoption of this section had no effect on the results of operations or financial position of the Company.

3.  Promissory Note Receivable

Pursuant to a loan agreement dated July 16, 2008, the Company loaned $504,520 (US $400,000) by way of promissory note to British American Natural Gas Corporation.  This loan was in conjunction with a proposed transaction.  The loan, together with interest at a rate of 5% per annum is due on July 6, 2010.

Management determined that collection of the amount was uncertain and it was therefore written down to $1 in the prior period.  The remaining amount has been written off in the current period.

4.  Property and Equipment

		Accumulated
		depletion,
		amortization and	2010 Net book	2009 Net book	2008 Net book
March 31, 2010	Cost	impairment	value	value	Value

Crude oil and natural gas properties	$2,767,413	$-	$2,767,413	-	-
Computer equipment	14,172	2,362	11,810	-	-
Computer software	5,502	917	4,585	-	-

	$2,787,087	$3,279	$2,783,808	-	-

General and administrative costs related to exploration and development activities of $469,479 have been capitalized during the year ended March 31, 2010 (March 31, 2009 - $nil) (March 31, 2008 – $nil).

On May 26, 2009, the Company acquired, in an arm’s length transaction, petroleum and natural gas rights, certain tangibles and other miscellaneous interests for consideration equal to $1.5 million.  The Company’s working interest in the oil and gas assets consists of 50% in two sections and 100% in five sections, all of which contain drilled, cased and completed wells.

At March 31, 2010, the Company had not yet achieved production.  As such, no amount for depletion has been recorded.

The Company applied the ceiling test to its crude oil and natural gas properties at March 31, 2010 and no impairment was required.

4.  Property and Equipment (continued)

The following table outlines benchmark prices used in the ceiling test at March 31, 2010 (all of the Company’s reserves are natural gas reserves, so only natural gas pricing was used for the ceiling test):

Year	2010	2011	2012	2013	2014	Thereafter
Natural Gas-ACEO CDN $/Mcf	$4.74	$5.66	$6.53	$6.78	$7.04	+2.0%/year

All barrels of oil equivalent conversions are derived by converting natural gas to crude oil in the ratio of six thousand cubic feet of natural gas to one barrel of crude oil.

5.  Asset Retirement Obligation

The following table presents the continuity of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of crude oil and gas properties.

	Year Ended	Year Ended	Year Ended
	March 31 2010	March 31 2009	March 31 2008
Asset retirement obligation, beginning of year	$-	$-	$-
Liabilities incurred	42,471	-	-
Accretion expense	3,398	-	-
Asset retirement obligation, end of year	$45,869	$-	$-

The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation, is estimated at $105,990 (2009 - $nil) (2008 - $nil). The obligation was calculated using a credit-adjusted risk free discount rate of 8% and an inflation rate of 2%. It is expected that this obligation will be funded from general Company resources at the time the costs are incurred with the majority of costs expected to occur around the year 2026.

6.  Income taxes

(a)
Income tax expense differs from that which would be expected from applying the effective Canadian federal and provincial 2010 income tax rates of 29.00% (2009 – 31.00%) (2008 – 34.1%) to loss before income taxes as follows:

	Year ended March 31,
	2010	2009	2008

Net loss before taxes	$(1,377,493)	$(999,142)	$(151,083)
Combined federal and provincial tax rate	29.00%	31.00%	34.10%

Expected income tax (recovery)	$(399,473)	$(309,734)	$(50,764)
Increase (decrease) resulting from:
Change in valuation allowance	206,844	(84,380)	54,265
Other adjustments	43,194	393,804	(3,501)
Non-deductible items	149,435	310	-
Provision for income taxes (recovery)	$-	$-	$-

6.  Income taxes (continued)

(b)	Significant components of the future income tax asset include the following:

	2010	2009	2008
Property and equipment and asset retirement obligations	$726,986	$703,789	$675,236
Share issuance costs	38,161	-	-
Other reserves	-	109,020	-
Non-capital losses	809,671	555,165	912,462
Valuation allowance	(1,574,818)	(1,367,974)	(1,587,968)
	$-	$-	$-

(c)	At the end of the year, subject to confirmation by income tax authorities, the Company has approximately the following undeducted tax pools:

	2010	2009	2008

Cumulative Canadian exploration expenditures	$1,757,281	$711,483	$724,365
Cumulative Canadian crude oil and natural gas property expenditures	1,267,181	-	-
Cumulative Canadian development expenditures	310,311	231,685	231,685
Undepreciated capital cost	363,552	-	-
Cumulative eligible capital	187,124	201,209	201,209
Non-capital losses carried forward	3,238,682	2,135,250	2,259,282
Undeducted share issue costs carried forward	152,642	-	-
	$7,276,773	$3,279,627	$3,416,541

The non deductible losses expire as follows:

Year	Amount ($)
2014	141,214
2015	88,880
2026	125,055
2027	723,705
2028	160,925
2029	671,826
2030	1,327,077
Total	3,238,682

These pools are deductible from future income at rates prescribed by the Canadian Income Tax Act.

7.  Equity Instruments

(a)	Authorized:	Unlimited number of voting common shares without par value Unlimited number of preferred shares issuable in series

7.  Equity Instruments (continued)

(b)       Issued and outstanding:

	Year Ended March 31, 2010		Year Ended March 31, 2009		Year Ended March 31, 2008
Share Capital - Common Shares	Number	Amount	Number	Amount	Number	Amount
Balance, beginning of year	24,643,012	$11,007,218	16,643,012	$10,607,218	12,162,812	$9,915,988
Shares issued for cash	18,249,909	4,215,800	8,000,000	400,000	4,480,200	691,230
Unit value attributed to warrants	-	(277,857)	-	-	-	-
Share issue costs paid in cash	-	(190,803)	-	-	-	-
Share issue costs paid in stock	218,890	-	-	-	-	-
Share issue costs paid in warrants	-	(72,050)	-	-	-	-
Balance, end of year	43,111,811	$14,682,308	24,643,012	$11,007,218	16,643,012	$10,607,218

(i)
During November 2007 the Company issued 320,000 common shares at a price of $0.21 per share pursuant to debt settlement agreements with its three officers to settle amounts owing to them or their firms in the aggregate of $67,200 for services rendered (See Note 8).

(ii)	In January, 2009, the Company completed a non-brokered private placement of 8,000,000 common shares at a price of $0.05 per share, for gross proceeds of $400,000.

(iii)
In May, 2009, the Company completed a private placement of 12,182,912 common shares at a price of $0.25 per share, for gross proceeds of $3,045,750.  The Company paid a cash commission to certain finders equal to 7% of the gross proceeds of the private placement which totaled $151,603 as well as issuing 662,410 finders warrants.  Each warrant, entitles the holder to purchase one common share of the Company at a price of $0.30 per common share for a period of 12 months following the closing on the transaction.  The fair value of the warrants totaling $47,655 was recorded as share issue costs.

(iv)
In October, 2009, the Company completed a financing consisting of the issuance of 2,000,000 common shares at a price of $0.28 per share, for gross proceeds of $560,000.  The Company paid a cash commission of $39,200 and issued 140,000 broker warrants, with each broker warrant being exercisable into one common share at $0.28 for a period of one year following the closing on the transaction.  The securities issued were subject to a hold period ending February 15, 2010.  The fair value of the warrants totaling $9,440 has been recorded as share issue costs.

(v)
In March, 2010, the Company completed a private placement consisting of the issuance of 4,066,997 Units at a price of $0.15 per Unit, for gross proceeds of $610,050.  Each Unit comprises of one common share and on purchase warrant.  Each purchase warrant is exercisable into one common share of the Company at $0.20 for a period of one year following the closing on the transaction.  The Company paid a commission of 7% of the proceeds secured by the broker via the issuance of 218,890 broker warrants.  Each broker warrant is exercisable into one common share at $0.20 for a period of one year following the closing on the transaction.

The pro-rate fair value method has been used to value the transaction.  As a result the value of the Units has been divided with $277,857 being attributed to the warrants and the remaining $332,193 being recorded in share capital.  The fair value of the broker warrants totaling $14,955 has been recorded as share issue costs.

7.  Equity Instruments (continued)

(c)  Stock options

On September 1, 2005 the Company adopted a stock option plan which provides for the granting of incentive stock options up to a maximum of 10% of the Company’s issued and outstanding common shares.  The vesting requirements and terms of the options are set by the Board on the grant date.  For the 2010 year, all options issued had one quarter vest immediately, with one quarter vesting on each of the six, twelve, and eighteen months from the date of issue.  The following options are outstanding as at March 31, 2010,  2009, and 2008 respectively:

	2010		2009		2008
		Weighed		Weighed		Weighed
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
Options
Balance, beginning of year	-	$-	-	$-	-	$-

Issuance of options	3,900,000	0.30	-	-	-	-
Forfeited options	(300,000)	0.30	-	-	-	-
Expired options	(100,000)	0.30	-	-	-	-
Balance, end of year	3,500,000	$0.30	-	$-	-	$-

Exercisable, end of year	1,650,000	$0.30	-	$-	-	$-

Subsequent to March 31, 2010, 200,000 options were issued with an exercise price of $0.30 for a term of five years, and 100,000 options were issued with an exercise price of $0.35 for a term of two years.

No options were issued during the 2009 or 2008 fiscal years.  The fair value of stock options is estimated using a Black Scholes option pricing model with the following weighted average assumptions for the 2010 year are:

Options
2010
Risk free interest rate	26%
Expected dividend rate	0%
Expected stock price volatility	70%
Expected life (years)	5 years
Weighted-average grant-date fair vale per share of options granted	$0.18

7.  Equity Instruments (continued)

(d) Warrants

	2010		2009		2008
	Number	Amount	Number	Amount	Number	Amount
Warrants
Balance, beginning of year	-	$-	-	$-	-	$-

Issuance of broker warrants	1,021,300	72,050	-	-	-	-
Issuance of warrants	4,066,997	277,857	-	-	4,160,200	-
Exercised	-	-	-	-	(4,160,200)	-
Balance, end of year	5,088,297	$349,907	-	$-	-	$-

As at March 31, 2010, the following warrants were outstanding and exercisable:

Number of Warrants		Exercise price	Expiry date

662,410	*	$0.30	May 28, 2010
140,000	*	$0.28	October 14, 2010
218,890	*	$0.20	March 10, 2011
4,066,997		$0.20	March 10, 2011
5,088,297		$0.22
* - indicates broker warrants issued in respect of financings.

Subsequent to March 31, 2010, 566,160 warrants were exercised and 96,250 warrants expired unexercised.

No warrants were issued during the 2009 fiscal year.  The fair value of warrants is estimated using the Black Scholes option pricing model with the following weighted average assumptions for the 2010 year are:

	2010	2010
	Warrants	Broker warrants
Risk free interest rate	1.36%	1.14%
Expected dividend rate	nil	nil
Expected stock price volatility	60%	60%
Expected warrant life (years)	1 year	1 year
Weighted-average grant-date fair value per warrant granted	$0.07	$0.07

(e)  Contributed Surplus

	2010	2009	2008
Balance, beginning of year	$60,000	$60,000	$60,000
Stock compensation expense	493,089	-	-
Balance, end of year	$553,089	$60,000	$60,000

7.  Equity Instruments (continued)

(f)  Loss per share

Basic per share calculations are based on the weighted average number of common shares outstanding during the year ended March 31, 2010 of 36,127,595 (2009 – 18,218,342) (2008 – 13,427,325).  3,500,000 options and 5,088,297 warrants have been excluded from the diluted loss per share computation as they are anti-dilutive due to the Company being in a loss position.

8.  Related Party Transactions

Except as disclosed elsewhere, the Company had the following transactions with related parties:

(a)
For the year ended March 31, 2010, the Company incurred $154,160 (2009 - $nil) (2008 - $nil) in management and engineering consulting fees from a private company in which a director and officer of the Company is the principal shareholder.  Of these fees $131,295 (2009 - $nil) (2008 - $nil) has been capitalized to property and equipment with the remaining $22,865 included in consulting fees on the statement of operations.

(b)
For the year ended March 31, 2010, the Company incurred $43,500 (2009 - $39,000) (2008 - $36,000) in management and accounting consulting fees from a private company in which a director and officer of the Company is the principal shareholder.  These fees have been included in consulting fees on the statement of operations.

(c)
For the year ended March 31, 2010, the Company incurred $25,000 (2009 - $nil) (2008 - $nil) in consulting fees from a private company in which a director of the Company is the principal shareholder.  These fees were in regards investor relations expenses and have been included in general and administrative expenses on the statement of operations.

(d)
For the year ended March 31, 2010, the Company incurred $62,186 (2009 - $nil) (2008 - $nil) in legal fees from a law firm in which a director of the Company is a principal.  These fees have been included in professional fees on the statement of operations.  Accounts payable and accrued liabilities as at March 31, 2010 includes $12,176 with respect to these fees.

(e)
For the year ended March 31, 2010, the Company incurred $19,000 (2009 - $nil) (2008 - $nil) in fees from a director of the Company.  These fees were for time spent on various projects and serving on certain committees.  These fees have been included in general and administrative expenses on the statement of operations.

(f)
For the year ended March 31, 2010 the Company incurred $nil (2009 - $22,500) (2008 - $30,000) in management fees from a past President and CEO. In November 2007, 130,000 shares at a price of $0.21 per share were issued in settlement of $27,300 of debt with respect to these fees.

(g)
For the year ended March 31, 2010 the Company incurred $nil (2009 - $20,854) (2008 - $28,816) in legal fees and disbursements from a law firm in which a former director of the Company is a principal. In November 2007 120,000 shares at a price of $0.21 per share were issued in settlement of debt with respect to these fees

(h)	For the year ended March 31, 2010 the Company incurred $nil (2009 - $21,500) (2008 - $nil) in aggregate fees to three former directors.

8.  Related Party Transactions (continued)

(i)	For the year ended March 31, 2010 the Company incurred $nil (2009 - $45,000) (2008 - $nil) in consulting fees from a company in which a director was a principal shareholder.

(j)
For the year ended March 31, 2010 the Company incurred $91,775 (2009 - $nil) (2008 - $nil) in office and rental fees from Poplar Point Energy Ltd., a company related by virtue of certain common officers and directors.  These fees have been included in general and administrative expenditures.  Accounts payable and accrued liabilities as at March 31, 2010 includes $35,040 with respect to these fees.

All related party transactions are in the normal course of operations and have been measured at the agreed to exchange amounts, which is the amount of consideration established and agreed to by the related parties.

9.  Commitments

Except as disclosed elsewhere, the Company has the following commitments:

(a)
The Company signed a lease for premises commencing August 1, 2010 and expiring June 29, 2012.  The lease calls for basic rent in the amount of $1,751 per month over the term of the lease with the first three months of occupancy free.  The lease also requires the Company to pay their share of monthly operating costs.  The future minimum lease payments, exclusive of occupancy costs are as follows:

2010	$8,755
2011	$21,012
2012	$10,506

(b)	The Company signed a lease for equipment commencing May 1, 2010 and expiring April 30, 2013. The lease calls for payments in the amount of $290 per month over the term of the lease.

(c)
The Company has entered into a drilling commitment whereby the Company must drill seven wells prior to October 31, 2010.  For each well not spudded by this date, a $25,000 per well penalty will apply.  In addition, a $1,500 per month per well penalty will be assessed the Company for each well not brought onto test production.  Subsequent to the balance sheet date, the Company began surveying locations these wells and is currently nearing the drilling phase.

(d)
The Company has entered into a drilling commitment whereby the Company must drill four wells with the first well spud date being no later than September 30, 2010 and each of the three wells spudded one per quarter for the next three consecutive subsequent quarters.  Should these wells not be completed in the allotted timeframe, the Company will forfeit its working interest in these wells and may have to pay $150,000 in liquidated damages.  The Company was granted an extension and currently has two remaining wells to be drilled to fulfill the commitment.

(e)
In the ordinary course of business, the Company enters into contracts which contain indemnification provisions, such as loan agreements, purchase contracts, service agreements, licensing agreements, asset purchase and sale agreements, operating agreements, leasing agreements, asset use agreements, industry farm-out agreements, etc. In such contracts, the Company may indemnify counter-parties to the contracts if certain events occur. These indemnification provisions vary on an agreement by agreement basis. In some cases, there are no pre-determined amounts or limits included in the indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore, the maximum potential future amount that the Company could be required to pay cannot be estimated.

9.  Commitments (continued)

(f)
Under the terms of certain agreements and the Company’s by-laws the Company indemnifies individuals who have acted at the Company’s request to be a director and/or officer of the Company, to the extent permitted by law, against any and all damages, liabilities, costs, charges or expenses suffered by or incurred by the individuals as a result of their service.  The claims covered by such indemnifications are subject to statutory and other legal limitation periods.  The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to beneficiaries of such indemnification agreements.

10.  Contingencies

The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. These requirements, in addition to contractual agreements and management decisions, result in the accrual of estimated future removal and site restoration costs. Any changes in these estimates will affect future earnings.

Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and are to be funded mainly from the Company’s cash provided by operating activities. Although the ultimate impact of these matters on operations cannot be determined at this time, it could be material for any one quarter or year.

11.  Financial Instruments

As disclosed in Note 2, the Company holds various forms of financial instruments. The nature of these instruments and the Company’s operation expose the Company to commodity price risk, credit risk, liquidity risk, and market risk. The Company manages its exposure to these risks by operating in a manner that minimizes its exposure to the extent practical.

(a)	Commodity Price Risk

The Company is subject to commodity price risk for the delivery of crude oil and natural gas. The Company may manage and minimize the risk by entering into various joint ventures with sub-participants. As at March 31, 2010, 2009, and 2008 the Company has not entered into any future commodity price contracts.

(b)	Credit Risk

Credit risk is the risk that a customer or counterparty will fail to perform an obligation or fail to pay amounts due causing a financial loss.  The Company manages their accounts receivable risk by attempting to deal with reputable partners and by collecting their accounts receivable on a timely basis.  A significant portion of the Company’s cash is held with the same financial institution, and as such, the Company is exposed to concentration of credit risk.  The Company maintains a deposit held by a single counterparty which is a crown corporation.

The Company has funded 100% of the costs to drill and complete certain wells.  However, the Company has encountered an unusual delay in informing joint venture partners of costs which must be repaid to the Company.  Currently, $279,365 is included in accounts receivable representing a weighted average working interest of 72% which is not controlled by the Company.  Once the joint venture partners are informed of their portion, they may elect to go penalty on their working interest.  As such, there is no guarantee that this amount will be collected.  Any parties electing to go penalty on their working interest would result in their working interest being transferred to the Company until certain conditions are met.

11.  Financial Instruments (continued)

(c)	Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash and cash equivalents. The Company’s cash and cash equivalents are invested in interest bearing business accounts that are available on demand.  At March 31, 2010 the Company’s financial liabilities were comprised of accounts payable and accrued liabilities which have a maturity of less than one year.

(d)	Market Risk

The Company is subject to normal market risks including fluctuations in interest rates on its cash and cash equivalents. While the Company manages its operations in order to minimize exposure to these risks, the Company has not entered into any derivatives or contract to hedge or otherwise mitigate this exposure.

(e)	Fair Value of Financial Instruments

The methods and assumptions used to develop fair value measurements for those financial instruments carried at fair value in the balance sheet have been prioritized into three levels of a fair value hierarchy included in Section 3862 of the CICA Handbook.  Level one includes quoted prices (unadjusted) in active markets for identical assets or liabilities, level two includes inputs that are observable other than quoted prices included in level one and level three includes inputs that are not based on observable market data.  The Company’s cash and cash equivalents is a level one fair value measurement.  The fair values of financial instruments consisting of cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

12.  Capital Disclosures

The Company’s objective with the management of its capital is to allow it to maintain investor, creditor and market confidence and to sustain future development of the business.  The Company seeks to maintain a balance between the level of debt and shareholders’ equity to ensure access to capital to fund growth and working capital given the cyclical nature of the oil and gas sector. The capital structure consists of shareholders’ equity comprised of share capital, share purchase warrants, contributed surplus and deficit which totaled $3,162,035 at March 31, 2010 (March 31, 2009 - $21,441) (March 31, 2008 - $620,583).  Management monitors its available cash and compares the amount to the short term and long term capital requirements.  Management then determines the best course of action for the Company and makes adjustments to the capital structure.  As at March 31, 2010, the Company has no credit facilities in place, no bank indebtedness or long-term debt and as such has no external capital requirements.

13.  Supplemental Cash Flow Information

Changes in non-cash working capital were comprised of the following:

	2010	2009	2008

Accounts receivable	$(391,966)	$-	-
Prepaid expenses	(55,222)	-	-
Accounts payable and accrued liabilities	245,705	39,188	(3,867)
Net change	$(201,483)	$39,188	(3,867)

Net change by activity
Operating	$(249,305)	$39,188	(3,867)
Financing	13,592	-	-
Investing	34,230	-	-
Net change	$(201,483)	$39,188	(3,867)

The Company did not receive any interest any interest income, nor did it pay any taxes.

The Company’s cash and cash equivalents as at March 31, 2010, 2009 and 2008 consisted entirely of deposits at a financial institution.

14.  Differences between Canadian and United States Generally Accepted Accounting Principles (GAAP)

As set out in Note 2, these financial statements are prepared in accordance with Canadian GAAP.  Canadian GAAP varies in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”).  As required by the United States Securities and Exchange Commission (“SEC”), the effect of these differences on the Company’s financial statements is described and quantified below.

The application of US GAAP would have the following effects on the loss and comprehensive loss for the years ended March 31, 2010, 2009 and 2008:

	2010	2009	2008
Loss and comprehensive loss for the year as reported in the Statement of Loss, Comprehensive Loss and Deficit – Canadian GAAP	$(1,377,493)	(999,142)	(151,083)
Adjustments:
Impairment of property, plant and equipment (Note (a))	(152,000)	-	-
Loss and comprehensive loss for the year – US GAAP	(1,529,493)	(999,142)	(151,083)

Basic and diluted loss per share	$(0.04)	(0.05)	(0.01)

The application of US GAAP would have the following effects on total shareholders’ equity as at March 31, 2010, 2009 and 2008:

	2010	2009	2008
Shareholders’ Equity as at March 31, 2010 as reported in the Balance Sheet – Canadian GAAP	$3,162,034	21,441	620,583
Adjustments:
Impairment of property, plant and equipment (Note (c))	(152,000)	-	-
Shareholders’ Equity as at March 31, 2010 – US GAAP	3,010,034	21,441	620,583

14.  Differences between Canadian and United States Generally Accepted Accounting Principles (GAAP) (continued)

a)     Crude Oil and Natural Gas Properties

On December 31, 2009, the changes announced by the SEC in December 2008 to modernize the oil and gas reporting requirements became effective, which led to a change in the impairment test. This new guidance is considered a change in estimate and is to be applied prospectively as at March 31, 2010 for the Company.  Under US GAAP, the carrying value of crude oil and natural gas properties, net of deferred income taxes, is limited to the amount of after-tax future net revenue from proved reserves, discounted at 10%, using an average price based on the first day of each month for the prior twelve month period and costs at the balance sheet date, plus the lower of cost and fair value of unproved properties.

Under Canadian GAAP, impairment exists when the carrying amount of the Company’s PP&E exceeds the estimated undiscounted future net cash flows associated with the Company’s proved reserves calculated using forecast prices and costs, and the cost of unproved properties. If impairment is determined to exist, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the Company’s proved and probable reserves are charged to income.

The application of the impairment tests under US GAAP as at March 31, 2010 resulted in an impairment and write down of $152,000 of capitalized costs, thus increasing the loss and decreasing property and equipment by $152,000.  There was no impairment of capitalized costs under Canadian GAAP as at March 31, 2010. For the year ended March 31, 2009 the Company recorded and impairment in the amount of $33,500 under Canadian GAAP.  The amount was equivalent to the impairment required under US GAAP. As such no adjustment to the Canadian net income was required.

b)     Cash Flow Statement

The statement of cash flows prepared in accordance with Canadian GAAP present operating cash flows before changes in non-cash working capital items. This sub-total cannot be presented under US GAAP.

c)     Income taxes

Given the Company is in a loss position, any impact on the net deferred tax asset would be fully allowed for under US GAAP.  Therefore, there are no income tax impacts shown with respect to the differences identified.  Additionally, under Canadian GAAP, the Company uses enacted and substantively enacted rates to determine future income taxes; whereas under US GAAP only enacted rates may be used.  There are no differences in enacted versus substantively enacted rates in the periods presented.

d)    Recent accounting pronouncements

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

14.  Differences between Canadian and United States Generally Accepted Accounting Principles (GAAP) (continued)

d)     Recent accounting pronouncements (continued)

In June 2009, the FASB issued FAS No. 165 Subsequent Events (“FAS 165”).  FAS 165 requires companies to recognize in the financial statements the effects of subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements.  Companies are not permitted to recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are issued.  Some non-recognized subsequent events must be disclosed to keep the financial statements from being misleading.  For such events a company must disclose the nature of the event, an estimate of its financial effect, or a statement that such an estimate cannot be made.  This Statement applies prospectively for interim or annual financial periods ending after June 15, 2009.  The adoption of FAS 165 did not have a material impact on the Company’s results of operations and financial position.

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162 (“SFAS 168”).  Upon its adoption, the FASB Accounting Standards Codification (the “Codification”) will become the source of authoritative GAAP recognized by the FASB to be applied to nongovernment entities.  On the effective date of SFAS 168, the Codification will supersede all then-existing non-SEC accounting and reporting standards.  Following SFAS 168, the FASB will not issue new accounting standards in the form of FASB Statements, FASB Staff Positions, or Emerging Issues Task Force abstracts.  SFAS 168 will also modify the existing hierarchy of GAAP to include only two levels – authoritative and non-authoritative.  SFAS 168 will be effective for financial statements issued for interim and annual periods ending after September 15, 2009, and early adoption is not permitted.  The adoption of the Codification did not have a material impact on the Company’s financial position, results of operations or cash flows.

On April 1, 2009, we prospectively adopted Business Combinations, which establishes principles and requirements of the acquisition method for business combinations and related disclosures. The adoption of this standard did not impact our results of operations or financial position.

In June 2009, FASB issued Amendments to Consolidation of Variable Interest Entities. It retains the scope of the previous guidance with the addition of entities previously considered qualifying special-purpose entities and replaces the previous quantitative approach with a qualitative analysis in determining whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. The Statement is further amended to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and requires enhanced disclosures about an enterprise’s involvement in a variable interest entity. The standard is effective at the beginning of the first annual reporting period after November 15, 2009. We do not expect the adoption of this standard to have a material impact on our results of operations or financial position.

In April 2010, the FASB issued ASU, "Compensation–Stock Compensation (Topic 718)." The amendments clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. We do not expect the adoption of this standard to have a material impact on our results of operations or financial position.

In July 2010, the FASB issued, "Receivables (Topic 310)." The update is intended to provide financial statement users greater transparency about an entity's allowance for credit losses and the credit quality of its financing receivables. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. We do not expect the adoption of this standard to have a material impact on our results of operations, financial position or Company's disclosures.